Form 20-F
period 2023-12-31
Apollomics Inc.
filed 2024-03-28
CIK 1944885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:001-41670

Apollomics Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive offices)

Copy to:

Sanjeev Redkar

President

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

Telephone: (650)209-4055

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

On March 28, 2024, the issuer had 89,495,790 Class A Ordinary Shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule12b-2of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to§240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issue by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2of the Exchange Act). Yes ☐ No ☒

i

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report (this “Annual Report”), the terms “Apollomics,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Apollomics Inc., together with its consolidated subsidiaries as a consolidated entity.

All references in this Annual Report to “Business Combination” refer to the transactions effected under the business combination agreement, dated as of September 14, 2022 (as amended, the “Business Combination Agreement”), by and among Maxpro Capital Acquisition Corp., a Delaware corporation (“Maxpro”), Apollomics and Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Apollomics (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into Maxpro, with Maxpro surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on March 29, 2023, Maxpro became a wholly owned subsidiary of Apollomics and Apollomics became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”) under the trading symbols "APLM" and “APLMW”.

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

Our estimates and forward-looking statements may be influenced by factors including:

•
Our ability to realize the benefits expected from the Business Combination and to maintain the listing of the Apollomics Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), on Nasdaq;
•
Changes in global, regional or local business, market, financial, political and legal conditions, including the development, effects and enforcement of laws and regulations and the impact of any current or new government regulations in the United States and China affecting our operations and the continued listing of our securities;
•
Our success in retaining or recruiting, or changes required in, officers, key employees or directors;
•
Factors relating to our business, operations and financial performance, including, but not limited to:
•
Our ability to achieve successful clinical results;
•
We currently has no products approved for commercial sale;
•
Our ability to obtain regulatory approval for its products, and any related restrictions or limitations of any approved products;
•
Our ability to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects;
•
Our ability to commercialize product candidates and achieve market acceptance of such product candidates;
•
Our success is dependent on certain drug candidates for which we have licenses from third parties;
•
Our ability to respond to general economic conditions;
•
We have incurred significant losses since inception, and expect to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future;
•
We require substantial additional capital to finance our operations, and if unable to raise such capital when needed or on acceptable terms, we may be forced to delay, reduce, and/or eliminate one or more of its development programs or future commercialization efforts; and
•
Our ability to develop and maintain effective internal controls.
•
Assumptions regarding interest rates and inflation;
•
Competition and competitive pressures from other companies worldwide in the industries in which we operate; and
•
Litigation and the ability to adequately protect our intellectual property rights.
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

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

The following is a summary of certain, but not all, of the risks that could adversely affect our business, operations and financial results. If any of the risks actually occur, our business could be materially impaired, the trading price of our Class A Ordinary Shares and warrants could decline, and you could lose all or part of your investment.

Risks Related to Our Business

•
We are a pre-revenue biotechnology company with a history of losses and will need additional capital to meet our operating cash requirements. We anticipate that we will continue to incur net losses and net operating cash outflows for the foreseeable future and may never achieve or maintain profitability. Financing our capital requirements may not be available on terms acceptable to us, or at all. If we are unable to obtain such financing, we may be unable to successfully develop, manufacture and commercialize our product candidates.
•
We have no track record in launching and marketing any commercial products.
•
The amount of our future losses is uncertain and our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our share price to fluctuate or decline.
•
Raising additional capital may cause dilution to our shareholders and restrict our operations, and you may incur immediate and significant dilution and may experience further dilution if we issue additional Class A Ordinary Shares or other equity securities in the future.
•
Our clinical trials and those conducted by our partners may fail to adequately demonstrate the safety, efficacy and risk/benefit of any of our product candidates, including our lead product candidate, vebreltinib, which would prevent or delay development, regulatory approval and commercialization.
•
Our product candidates, once approved, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Risks Related to Our Operations in China

•
Government control of currency conversion of and regulations on investment in PRC entities by offshore holding companies may delay us from making transfers to us from our PRC subsidiaries, or additional contributions to our PRC Subsidiaries, which could restrict our ability to fund and expand our business. Because some of our operations are conducted in China, our business is subject to a certain degree of complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business in the PRC and may intervene in or influence our operations in China at any time, which could result in a material change in our operations and/or the value of our securities, and may restrict or hinder our ability to offer securities and raise capital outside the PRC.

•
We and our PRC Subsidiaries may become subject to a variety of laws and regulations regarding cybersecurity and data protection in the PRC, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
•
Our partners in China may be restricted from transferring their scientific data or drug products for us to use abroad.
•
We could be adversely affected by a deterioration of trade relations between the United States and China.
•
The political relationships among Greater China and other countries may affect our business operations.
•
The implementation of labor laws and regulations in China may adversely affect our business and results of operations.

Risks Related to our Reliance on Third Parties

•
We rely on third parties to manufacture or import our clinical and commercial drug supplies.
•
We rely on third parties and our collaborators/partners to conduct our preclinical studies and clinical trials.
•
If we or our contract research organizations, or CROs, contract manufacturing organizations, or CMOs, or other contractors or consultants fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs.
•
We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.
•
We may need to enter into license agreements with third parties to market and sell our product candidates.
•
Our rights to develop uproleselan are subject, in part, to the terms and conditions of a license granted to us by GlycoMimetics.
•
We may not be able to obtain licenses to promising oncology programs for the American, Chinese and/or European markets on desirable terms or at all.
•
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

Risks Related to Government Regulations

•
All material aspects of the R&D and commercialization of pharmaceutical products are heavily regulated.
•
The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable.
•
For any current and future clinical trials for our product candidates outside the home jurisdiction, the FDA, NMPA, EMA, and applicable foreign regulatory authorities may not accept data from such trials.
•
Even if we are able to commercialize any approved product candidates, the product candidates may become subject to national or other third-party reimbursement practices or unfavorable pricing regulations.
•
Any of our future approved product candidates will be subject to ongoing or additional regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
•
We may in the future seek orphan drug designation for our product candidates, but we may be unable to obtain orphan drug designation and, even if we obtain such designation, as we have done with vebreltinib, we may not be able to realize or maintain the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

Risks Related to our Intellectual Property Rights

•
If we are unable to obtain and maintain patent protection for our product candidates through intellectual property rights, or if the scope of such intellectual property rights obtained is not sufficiently broad, or if any patent rights that we own or in-licensed is challenged by third parties, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.
•
We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.
•
We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and in-licenses.

•
Our rights to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

Risks Related to U.S. Federal Income Tax

•
The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.
•
If we were characterized as a passive foreign investment company, or “PFIC,” U.S. investors may suffer adverse U.S. federal income tax consequences.

Risks Related to Ownership of Our Securities

•
There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq or any other exchange.
•
The trading price of our securities has been and is likely to continue to be volatile, which could result in substantial losses to holders of our securities.
•
We are now incurring significant increased expenses and administrative burdens now that we are a public company.
•
In the course of auditing the consolidated financial statements for the year ended December 31, 2023, we identified one material weakness and three significant deficiencies in our internal control over financial reporting as of December 31, 2023. We may identify additional material weaknesses and significant deficiencies in the future or otherwise fail to maintain proper and effective internal controls. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.
•
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq listing standards.
•
We qualify as an “emerging growth company” and a foreign private issuer within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and foreign private issuers, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.
•
There is no guarantee that the Warrants will be in the money and they may expire worthless.

RISK FACTORS

In addition to the other information contained in this Annual Report, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors before making an investment decision. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects, in which event the market price of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We are a pre-revenue biotechnology company with a history of losses and will need additional capital to meet our operating cash requirements. We anticipate that we will continue to incur net losses and net operating cash outflows for the foreseeable future and may never achieve or maintain profitability. Financing our capital requirements may not be available on terms acceptable to us, or at all. If we are unable to obtain such financing, we may be unable to successfully develop, manufacture and commercialize our product candidates.

We are a pre-revenue biotechnology company and our future profitability is dependent on the development of our pipeline products. Investment in pharmaceutical drug development is highly speculative, as it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or become commercially viable. We continue to incur significant expenses related to our ongoing operations and drug development. We have incurred losses in each period since our inception. Our product candidates will require completion of their clinical development, regulatory review, significant marketing efforts and substantial investment before they can provide us with product sales revenue.

Our operations have consumed substantial amounts of cash since inception. For the year ended December 31, 2023 we had net losses of $172.6 million and we used $43.2 million in net cash for operating activities. Substantially all of our cash expenditures have resulted from costs incurred in connection with our research and development (“R&D”) programs and administrative expenses associated with our operations.

In January 2024, we implemented significant expense reductions, where we have prioritized the development of vebreltinib and uproleselan, as well as reduced other operating expenses. Based upon our 2024 operating plan, and our balance of cash, cash equivalents, and a federal money market fund of $37.8 million as of December 31, 2023, we estimate that we will have sufficient liquidity to continue as a going concern through the first quarter of 2025. In addition, we will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern beyond the first quarter of 2025. It is uncertain whether such capital will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that our attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

We expect to continue to incur net losses for the foreseeable future, and we these losses may increase as we continue the development of, and potentially seek regulatory approvals for, our product candidates; retain current and/or hire additional personnel to support our business; obtain, maintain, expand and protect our intellectual property portfolio; seek to identify additional product candidates; acquire or in-license other product candidates, intellectual property assets and technologies; establish a sales, marketing and commercialization team or distribution arrangement for any future products that have obtained regulatory approval; and successfully commercialize our product candidates in one or more indications. Typically, it takes many years to develop one new drug from the drug discovery stage to when it is available for treating patients. In addition, we will continue to incur costs associated with operating as a public company and in support of our growth as a development-stage or commercial-stage biotech company. The size of our future net losses will depend, in part, on the number and scope of our drug development programs and the associated costs of those programs, the cost of commercializing any approved products, our ability to generate revenues and the timing and amount of milestone payments we make or receive with or through arrangements with third parties. If any of our product candidates fails in clinical trials or does not gain regulatory approval, or, if approved, fails to achieve market acceptance, we may not become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and shareholders’ equity.

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a development-stage biotechnology company founded in May 2015. Our operations to date have focused on business planning, raising capital, establishing our intellectual property portfolio, drug discovery and conducting preclinical studies and clinical trials of our product candidates. We do not have any developed products approved for commercial sale and have not generated any revenue from developed product sales. Our limited operating history, particularly in light of the rapidly evolving pharmaceutical industry, may make it difficult to evaluate our current business and reliably predict our future performance. We may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. If we do not address these risks and difficulties successfully, this could materially adversely affect our business, financial condition, results of operations and prospects.

We have no track record in launching and marketing any commercial products. If we are unable to develop marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product sales revenue.

We have collaboration relationships with several biotechnology companies, and it is our plan to launch and market product candidates with our partners. However, we have yet to demonstrate our capability to launch and commercialize any of our product candidates on our own. As a result, our ability to successfully commercialize our product candidates may depend on our collaboration relationships with partners. If we are to launch and commercialize any of our product candidates on our own, it may take longer and cost more than it would if we were to launch it with our partnering company who has experience launching and marketing product candidates.

We may either develop internal sales, marketing and commercial distribution capabilities for any or all of our product candidates or pursue collaboration or partnership arrangements regarding the sales and marketing of our product candidates. However, there can be no assurance that we will be able to establish or maintain such collaboration or partnership arrangements, or if we are able to do so, that they will have effective sales forces. If we pursue our own sales, marketing and distribution capabilities, we will have to compete with other pharmaceutical and biopharmaceutical companies to recruit, hire, train and retain marketing and sales personnel. In addition, if we commercialize our product candidates, if approved, via such collaboration or partnership arrangements, revenue we receive from the sale of our products will depend upon the efforts of such third parties. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts for our product candidates.

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

The amount of our future losses is uncertain and our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our share price to fluctuate or decline.

Our operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•
the timing and success or failure of clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry;
•
our ability to successfully recruit and retain patients for clinical trials, and any delays caused by difficulties in such efforts;
•
our ability to obtain approval from relevant authorities for development and commercialization of our product candidates, and the timing and scope of any such approvals we may receive;
•
the timing, the cost of, and level of investment in, R&D activities relating to our product candidates, which may change from time to time;
•
the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;
•
our ability to attract, hire and retain qualified personnel;
•
expenditures that we will or may incur to develop additional product candidates;
•
the level of demand for our product candidates should they receive approval, which may vary significantly;
•
the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future therapeutics that compete with our product candidates;
•
general market conditions or extraordinary external events, such as a recession;
•
the changing and volatile United States and global economic environments; and
•
future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of securities analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A Ordinary Shares could decline substantially. Such a decline in the price of our Class A Ordinary Shares could occur even when we have met any previously publicly stated guidance we may provide.

Raising additional capital may cause dilution to our shareholders and restrict our operations, and you may incur immediate and significant dilution and may experience further dilution if we issue additional Class A Ordinary Shares or other equity securities in the future.

We may need to raise additional capital to fund our operations, including through the sale of our securities. We may issue additional Class A Ordinary Shares or other equity securities of equal or senior rank in the future in connection with, among other things, financings, future acquisitions, repayment of outstanding indebtedness, employee benefit plans and exercises of outstanding options, warrants and other convertible securities, in a number of circumstances.

Our issuance of additional Class A Ordinary Shares or other equity securities of equal or senior rank could have the following effects:

•
Public shareholders’ proportionate ownership interest in us will decrease;
•
the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease; and
•
the relative voting strength of each previously outstanding Class A Ordinary Share may be diminished.

In addition, the terms of any securities may include liquidation or other preferences that adversely affect your rights as a holder of our Class A Ordinary Shares. The incurrence of additional indebtedness or the issuance of certain equity securities could give rise to increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our Class A Ordinary Shares to decline.

In the event that we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept less favorable terms, including relinquishing or licensing to a third party on less favorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

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
•
risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or product candidates and regulatory approvals;
•
the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition; and
•
our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

These transactions can also entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, if we enter into acquisition or in-license agreements or strategic partnerships, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement.

Our clinical trials and those conducted by our partners may fail to adequately demonstrate the safety, efficacy and risk/benefit of any of our product candidates, including our lead product candidate, vebreltinib, which would prevent or delay development, regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study, investigational new drug applications and/or clinical trial processes, and, because our product candidates are in early stages of development, there is a high risk of failure and we may never succeed in developing marketable products. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the U.S. Food and Drug Administration (the “FDA”), NMPA or other relevant regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies ultimately will support the further development of our programs. Even if we start clinical trials, we are unable to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the commercialization of any product candidate, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans.

We may experience numerous unforeseen events during, or as a result of, clinical trials, that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•
we may experience delays in reaching, or may fail to reach, a consensus with regulators on trial design;
•
the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing and delivery of product candidates to the clinical sites by us or by third parties with whom we have contracted to perform certain of those functions;
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
•
we may experience difficulties in successfully enrolling subjects in the clinical trials, for example, the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;
•
regulators or institutional review boards may require that we or our investigators suspend or terminate clinical trials for various reasons, including non-compliance with regulatory requirements;
•
regulators may not accept data from our clinical trials completed in foreign jurisdictions if we do not satisfy certain regulatory requirements;
•
clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to expand current clinical studies, or to conduct additional clinical trials or abandon product development programs; and
•
the cost of clinical trials of our product candidates may be greater than we anticipate.

Our clinical trials have primarily been conducted in the United States, China and Australia. The FDA’s acceptance of data from clinical trials outside of the United States and not under a U.Sn IND is subject to certain regulatory conditions, including that the clinical trial must be well designed and well controlled, as well as conducted in accordance with GCP. The FDA must also be able to validate the data from any foreign study through an on-site inspection if the agency deems it necessary. An application based solely on foreign clinical data may be approved by the FDA if: (1) the foreign data are applicable to the U.S. population and U.S. medical practice; (2) the studies have been performed by clinical investigators of recognized competence; and (3) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Failure of an application to meet any of these criteria will result in the application not being approvable by the FDA based on the foreign data alone. The FDA applies this policy in a flexible manner according to the nature of the drug and the data being considered. For example, recently, the FDA declined to approve sintilimab for non-small cell lung cancer (“NSCLC”), in part, because pivotal data were exclusively collected in China. The FDA expressed concerns with clinical data collected from a single country outside of the United States due to lack of diversity, differences in standard of care between the United States and China and a perceived higher incidence of data integrity issues identified in clinical studies in China. If the FDA or comparable regulatory authorities do not accept earlier preclinical or clinical data, we may need to conduct additional preclinical studies or clinical trials.

If we are required to conduct additional clinical trials or testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or testing are not positive or are only modestly positive or if there are safety, potency or efficacy concerns, we may:

•
be delayed in obtaining marketing approval for our product candidates;
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

Our product development costs also will increase if we experience delays in preclinical studies or clinical trials or in obtaining institutional review board or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates, or could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates, which may harm our business, results of operations, financial condition and prospects.

Any clinical trials that we or our development partner(s) may conduct may not demonstrate the safety, potency and efficacy necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive or inconsistent with respect to the safety, bioavailability, potency and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, if the drugs manufactured for clinical testing or for commercialization do not meet the approval requirements of the development program of our product candidates, or if there are safety, potency or efficacy concerns associated with our product candidates, we may be prevented from or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety, bioavailability, potency or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in manufacturing, trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of enrollment and/or dropout among clinical trial participants. If unacceptable side effects arise in the development of our product candidates, we, the FDA, NMPA, or comparable regulatory authorities, the Institutional Review Boards (the “IRBs”), data and safety monitory boards or independent ethics committees at the institutions in which the trials on our product candidates are conducted could suspend or terminate our preclinical studies or clinical trials or the FDA, NMPA or comparable regulatory authorities could order us to cease preclinical studies or clinical trials or deny approval of our product candidates for any or all indications we are pursuing.

As is the case with all oncology drugs, it is likely that there will be side effects associated with their use. For example, both capmatinib and tepotinib, products that have been approved for the treatment of adult patients with NSCLC harboring Met Exon 14 skipping alterations, have warnings for hepatotoxicity based on liver enzyme elevations. In our clinical trials to date of vebreltinib, we have also seen elevated liver enzymes and expect that our product would carry such a warning, if approved. Results of the trials on our product candidate(s) could reveal unacceptable side effects. In such an event of risk identification of safety risks, our trials could be revised, suspended or terminated by the health authorities, and the FDA, NMPA or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. We will need to manage the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates.

Treatment-emergent side effects that are deemed to be drug-related could also affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Undesirable side effects in one of our clinical trials for our product candidates in one indication could adversely affect enrollment in clinical trials, regulatory approval and commercialization of our product candidates in other indications. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that the results of clinical trials on our product candidates may indicate an apparent positive effect of a product candidate to be greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. For example, open-label clinical trials are subject to various limitations; among others, it may not be able to identify undesirable side effects. In addition, with a limited number of patients, there may be variabilities in results, and we may fail to identify rare and severe side effects of our product candidates that may only be uncovered with a significantly larger number of patients. If such undesirable side effects caused by such product candidates (or any other similar products) are identified at a late stage of development or after marketing approval, a number of potentially significant negative consequences could result, including:

•
regulatory authorities may withhold, withdraw or limit their approval of such product candidates;
•
regulatory authorities may require the addition of labeling statements, such as a boxed warning or contraindications;
•
we may be required to change the way such product candidates are distributed or administered, or change the labeling of the product candidates;

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
•
we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and
•
our reputation may suffer.

Any of these events could prevent us from achieving or maintaining regulatory approval or market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.

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

Our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and materially adversely affect our ability to advance the development of our product candidates, which in turn could materially adversely affect our business, financial condition, results of operations and prospects.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

If we are unable to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for our product candidates that are required or experience significant delays in doing so, we may not realize the full commercial potential of these product candidates.

As one of the key elements of our clinical development strategy, we seek to identify patient subsets within a disease category who may derive selective and meaningful benefit from the product candidates we are developing.

For example, in connection with the clinical development of vebreltinib, we entered into a collaboration with Caris to develop an in vitro companion diagnostic test to detect MET alterations. Such companion diagnostics would be used during our clinical trials as well as in connection with the regulatory approval of vebreltinib. To be successful, we or our collaborator will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and comparable regulatory authorities regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will require the test to be analytically and clinically validated and used for patient selection in the clinical trial, which will require separate regulatory clearance, authorization or approval prior to commercialization if not already cleared, authorized or approved.

We intend to rely on third parties for the design, development and manufacture of companion diagnostic tests for vebreltinib and other product candidates that may require such tests. We will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics and in ensuring the post-market compliance of these companion diagnostics after their regulatory clearance, authorization or approval. Post-market obligations include, among others, ongoing product quality assurance, recordkeeping, complaint handling, adverse event reporting and product promotion. It may be necessary to resolve issues such as sensitivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our current and future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our product candidates themselves, including issues with achieving regulatory clearance, authorization or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these product candidates, or experience delays in doing so, the development of these therapeutic product candidates may be adversely affected, these therapeutic product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

If safety, efficacy, or other issues arise with any medical product that is used in combination with our product candidates, we may be unable to market such product candidate or may experience significant regulatory delays.

Our strategy to develop combination therapies depends on the safety and efficacy of each component drug within each combination therapy. If the FDA, NMPA or comparable regulatory authority revokes its approval of another therapeutic product we use in combination with our product candidates, we will not be able to market our product candidates in combination with such revoked therapeutic product. In addition, it can be difficult to attribute a safety issue in a clinical trial or commercial product to any single component of a combination therapy. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our product candidates in the future, we may experience significant development or regulatory delays, and we may be required to redesign or terminate the applicable clinical trials, or withdraw a drug from the market. Also, if manufacturing or other issues result in a supply shortage of any component of our combination product candidates or if we cannot secure supply of any component of our product candidates at commercially reasonable or acceptable prices, we may not be able to complete clinical development of our product candidates on our current timeline or within our current budget, or at all.

We are developing some of our product candidates for use in combination with standard-of-care, as well as emerging or experimental cancer therapies, which exposes us to several risks beyond our control.

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

Products distributed or sold in the pharmaceutical market may be subject to off-label drug use. Off-label drug use is prescribing a product for an indication, population, dosage or in a dosage form that is not in accordance with regulatory approved usage and labeling. Even though the FDA, NMPA and other comparable regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label use, there remains the risk that our product is subject to off-label drug use and is prescribed in a patient population, dosage or dosage form that has not been approved by competent authorities. This occurrence may render our products less effective or entirely ineffective and may cause adverse drug reactions. Any of these occurrences can create negative publicity and significantly harm our business reputation, product brand name, commercial operations and financial condition. These occurrences may also expose us to liability and cause, or lead to, a delay in the progress of our clinical trials and may also ultimately result in failure to obtain regulatory approval for our product candidates.

Summary or preliminary data from our clinical trials that we announce or publish may change as new, incremental or updated patient data becomes available, and is subject to source verification and validation procedures that could result in material changes in the final data.

As more patient data becomes available, we may publicly disclose new or updated data from our clinical trials, which may differ from earlier disclosed preliminary data. These updates are based on analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We may also present only certain endpoints rather than all endpoints and make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the summary or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Summary or preliminary data also remain subject to source verification procedures that may result in the final data being materially different from the summary or preliminary data we previously disclosed or published. As a result, summary or preliminary data should be viewed with caution until the final data are available. In addition, we may report prespecified interim analyses of our data, and the results of more patients in the same studies may differ from those of the initial study participants early in the studies. Preliminary data from clinical trials that we conduct may not be indicative of the final results of the trials and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between preliminary data and final data could significantly harm our business and prospects. Further, additional disclosure of preliminary data by us or by our competitors in the future could result in volatility in the price of our Class A Ordinary Shares.

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

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in preclinical studies and well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, with respect to approval in China, to the satisfaction of the NMPA, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. In addition to preclinical and clinical data, the marketing application must include significant information regarding the chemistry, manufacturing and controls for the product candidate. Obtaining approval of a marketing application is a lengthy, expensive and uncertain process, and approval may not be obtained. If we submit a marketing application to the FDA and/or NMPA, the FDA or NMPA decides whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA and/or NMPA.

We have limited experience in submission of marketing applications for regulatory approval for our product candidates, and we have not yet demonstrated ability to receive regulatory approval for our product candidates. So far, we have not independently submitted a marketing application. As a result, our ability to successfully submit any marketing application and obtain regulatory approval for our product candidates may involve more inherent risk, take longer, and cost more than it would if we were a company with experience in obtaining regulatory approvals.

The process to develop, obtain regulatory approval for and commercialize product candidates is long, complex and costly both inside and outside the United States and China, and approval is never guaranteed. Following any approval for commercial sale of our product candidates, certain changes to the drug, such as changes in manufacturing processes and additional labeling claims, may be subject to additional review and approval by the FDA, NMPA, and comparable regulatory authorities. Also, regulatory approval for any of our product candidates may be withdrawn. If we are unable to obtain regulatory approval for our product candidates in one or more jurisdictions, or any approval contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash inflows to continue the development of any other product candidate in the future.

Our product candidates, once approved, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If we receive regulatory approvals for our product candidates, they may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these treatments to the exclusion of our product candidates that are in clinical trials for the same or similar cancer indications. In addition, physicians, patients and third-party payors may prefer other products to ours. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product sales revenues and we may not become profitable. The degree of market acceptance of our product candidates, even if approved for commercial sale, will depend on a number of factors, including, but not limited to:

•
the clinical indications for which our product candidates are approved;
•
the views of physicians, hospitals, cancer treatment centers and patients considering our product candidates as a safe and effective treatment;
•
the potential and perceived advantages of our product candidates over alternative treatments;
•
the timing of market introduction of our product candidates as well as competitive drugs and generics;
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

If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue. For example, UPROLESELAN was granted breakthrough therapy designation for the treatment of r/r acute myeloid leukemia (“AML”) by the NMPA in January 2021. We cannot assure you that UPROLESELAN will successfully advance to NMPA approval and, even upon obtaining NMPA’s approval, we cannot guarantee its market acceptance level in China. Even if our future approved product candidates achieve market acceptance, we may not be able to maintain such market acceptance over time if novel products or technologies are introduced that are more favorably received than our product candidates, are more cost-effective or render our product candidates obsolete. Our failure to achieve or maintain market acceptance for our future approved product candidates would materially adversely affect our business, financial condition, results of operations and prospects.

The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-line, second-line or third-line, and many new therapies are initially approved only for third-line use. Second-and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of our oncology product candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited, if and when approved. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first-or second-line therapy.

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

The development and commercialization of new drugs is highly competitive and subject to rapid and significant technological change. We may face competition with respect to any product candidates that we seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies, universities and other research institutions worldwide. There are a number of pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the treatment of indications for which we are developing our product candidates. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. For example, our product candidates face competition in the United States, China and Europe from a significant number of advanced drug products (either marketed or under development) involving molecular targets (such as immune checkpoint inhibitors), disease indications (such as cancer) and mechanism of actions (such as bi-specific antibodies, combination therapies, etc.) that are similar or identical to those of our product candidates.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in R&D, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Our competitors may succeed in developing competing drugs and obtaining regulatory approvals before us or gain better acceptance for the same target markets as ours, which will undermine our competitive position. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and/or safety in order to overcome price competition and to be commercially successful. Disruptive technologies and medical breakthroughs may further intensify the competition and render our product candidates obsolete or non-competitive.

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

We could be adversely affected by generic drugs and alternative cancer treatments.

We may face competition with respect to the introduction of generic alternatives to our product candidates. Market acceptance and sales of any of our future approved product candidates will depend significantly on the availability of adequate coverage and reimbursement from physicians, patients or third-party payors for drugs and may be affected by existing and future health care reform measures. Generic alternatives are generally not expected to have meaningful differences in efficacy or safety compared to each other. Consequently, if there are generic alternatives to our product candidates available, we would have to compete with on pricing or product quality and reliability

(perceived or otherwise), which we may not be able to achieve successfully. As of the date of this Annual Report, we were not aware that there was any generic versions of our product candidates marketed or under clinical trials. However, we cannot assure you that there will not be any such generic alternatives in future. As a result, assuming that we are able to obtain regulatory approvals for vebreltinib, uproleselan , APL-501, APL-102 or other existing or any future product candidate that we may develop in the future, we cannot assure you that they will be able to achieve commercial success, whether due to established first-entrants or otherwise. This in turn could have a material adverse effect on our business, financial condition and results of operations.

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

We have increased and may continue to increase the size and capabilities of our organization, and we may experience difficulties in managing our operations and potential growth.

We may experience growth in the number of our employees and consultants and the scope of our operations in the future, particularly in the areas of finance, clinical development and regulatory affairs. To manage our operations in the future, we must continue to implement and improve our managerial, operational and financial systems, and continue to recruit and train additional qualified personnel. As we have limited financial resources, we may not be able to effectively manage our operations or recruit and train additional qualified personnel, which may lead to significant costs and may divert our management and business development resources. Any inability to manage our operations could delay the execution of our business plans, and have a material adverse effect on our business. In addition, our future financial performance will depend, in part, on our ability to effectively manage our operations, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities.

If we are not able to effectively manage our operations and hire new employees and engage consultants and contractors as needed, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and maintain compliance with public company requirements and, accordingly, may not achieve our research, development and commercialization goals. Our failure to do so could materially adversely affect our business, financial condition, results of operations and prospects.

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

We face an inherent risk of product liability exposure related to the use of our product candidates and the testing of our product candidates in human clinical trials. If we cannot successfully defend ourselves against product liability claims, we may be subject to civil liability for physical injury, death or other losses caused by our products and to administrative liability, criminal liability and the revocation of our business licenses if our products are found to be defective. Regardless of the merits or eventual outcome, product liability claims may also lead to the following adverse consequences, including:

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

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including, but not limited to, harm our reputation, withdrawal of other clinical trial participants, the incurrence of costs to defend the related litigation, the diversion of our management’s time and resources, the requirement to pay substantial monetary awards to trial participants or patients, our inability to commercialize our product candidates; the loss of revenue and the decline of the price of our securities.

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

We maintain insurance policies that are required under the United States and PRC laws and regulations as well as insurance based on our assessment of our operational needs and industry and market practice. We currently hold business owners insurance, directors and officers liability insurance and employment practices liability insurance in the United States. We do not maintain any product liability insurance. In China, we maintain commercial employee health insurance, car insurance and public liability insurance We hold clinical trial liability insurance in all territories where we conduct our clinical trials. In line with industry practice in the United States and PRC, we have elected not to maintain certain types of insurance, such as business interruption insurance or key-man insurance on any of our senior management or key personnel. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we generate and store sensitive data, including research data, intellectual property and confidential and/or proprietary business information owned or controlled by ourselves or our employees, partners and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. These applications and data encompass a wide variety of business-critical information, including R&D information, commercial information and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification and the risk of our being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may experience security breaches that may remain undetected for an extended period. Our third-party service providers and partners are also subject to these heightened risks. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or infections by viruses or other malware or breached due to erroneous actions or inactions by our employees or contractors, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in costly legal claims or proceedings, regulatory investigations, or require us to incur expenditures in connection with remediation. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from ongoing or future clinical trials for any of our product candidates could result in delays in regulatory approvals efforts and significantly increase costs to recover or reproduce the data. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, any of which could adversely affect our business.

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

Some of our R&D is conducted at our facilities located in Hangzhou, China. Our facilities and equipment could be harmed or rendered inoperable or inaccessible by natural or man-made disasters or other circumstances beyond our control, including fire, earthquake, power loss, communications failure, war or terrorism, or another catastrophic event, such as a pandemic or similar outbreak or public health crisis, which may render it difficult or impossible for us to support our partners and develop updates, upgrades and other improvements to our platform, advanced automation systems, and advanced application and workflow software for some period of time. The inability to address system issues could develop if our facilities are inoperable or suffer a loss of utilization for even a short period of time, may result in the loss of partners or harm to our reputation, and we may be unable to regain those partners or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our R&D work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facilities, to locate and qualify a new facility or license or transfer our proprietary technology to a third party. Even in the event we are able to find a third party to assist in R&D efforts, we may be unable to negotiate commercially reasonable terms to engage with the third party.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

Illegal and/or parallel imports and counterfeit pharmaceutical products may reduce demand for our future approved product candidates and could have a negative impact on our reputation and business.

Illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices may adversely affect the demand for our future approved product candidates and, in turn, may adversely affect our sales and profitability in the United States, China and other countries where we commercialize our future products. Unapproved foreign imports of prescription drugs are illegal under current laws of the United States and China. However, illegal imports may continue to occur or even increase as the ability of patients to obtain these lower priced imports continues to grow. Furthermore, cross-border imports from lower-priced markets (parallel imports) into higher-priced markets could harm sales of our future drug products and exert commercial pressure on pricing within one or more markets. In addition, competent government authorities may expand consumers’ ability to import lower priced versions of our future approved products or competing products from outside China or other countries where we operate. Any future legislation or regulations that increase consumer access to lower priced medicines from outside China or other countries where we operate could have a material adverse effect on our business, financial condition, results of operations and prospects. We may face competition in the United States for our development candidates and investigational medicines, if approved, from therapies sourced from foreign countries that have placed price controls on pharmaceutical products. In the United States, the FDA issued a final guidance document in 2020 outlining a pathway for manufacturers to obtain an additional National Drug Code (“NDC”) for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The market implications of the final guidance is unknown at this time. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Further legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.

Certain products distributed or sold in the pharmaceutical market may be manufactured without proper licenses or approvals, or are fraudulently mislabeled with respect to their content or manufacturers. These products are generally referred to as counterfeit pharmaceutical products. The counterfeit pharmaceutical product control and enforcement system may be inadequate to discourage or eliminate the manufacturing and sale of counterfeit pharmaceutical products imitating our products. Since counterfeit pharmaceutical products in many cases have very similar appearances compared with the authentic pharmaceutical product but are generally sold at lower prices, counterfeits of our products can quickly erode the demand for our future approved product candidates.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution and pharmaceutical company collaborators, manufacturers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical or public health crises and other natural or man-made disasters or business interruptions, including terrorism and war. In addition, for some of our clinical trials, we rely on third-party research institution collaborators for conducting R&D of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

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

Fluctuations in exchange rates may expose us to exchange rate volatility, and may have a material and adverse effect on our results of operations and the value of your investment.

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

Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

•
efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of product candidates;
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
•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•
business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

Risks Related to Our Operations in China

Government control of currency conversion of and regulations on investment in PRC entities by offshore holding companies may delay us from making transfers to us from our PRC subsidiaries, or additional contributions to our PRC subsidiaries, which could restrict our ability to fund and expand our business.

We are a Cayman Islands holding company and we may rely to a significant extent on cash transfers from our PRC subsidiaries. The PRC government imposes controls on the convertibility of foreign currencies into Renminbi. Under China’s existing foreign-exchange regulations, foreign-exchange transactions under capital accounts continue to be subject to significant foreign-exchange controls and require the registration with, and approval of, PRC governmental authorities. Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. This may delay the ability of our PRC subsidiaries to make transfers or other payments to us, or otherwise satisfy foreign currency denominated obligations.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the State Administration of Foreign Exchange (“SAFE”) for cross-border transactions falling under both the current account and the capital account. Violations of SAFE circulars could result in severe monetary or other penalties. Any limitation on the ability of our PRC subsidiaries to make transfers or other kinds of payments to us could materially and adversely limit our ability to fund our ongoing operations, resulting in material harm to our business.

Because some of our operations are conducted in China, our business is subject to a certain degree of complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business in the PRC and may intervene in or influence our operations in China at any time, which could result in a material change in our operations and/or the value of our securities, and may restrict or hinder our ability to offer securities and raise capital outside the PRC.

As a company having certain business operations in China, we are subject to PRC laws and regulations, which can be complex and evolve rapidly. The Chinese government has the power to exercise significant oversight and discretion over the conduct of our business in China, and the regulations to which our business in the PRC is subject may change rapidly and with little advance notice to us or our shareholders. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central data security, anti-monopoly policies or local PRC governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our operations and development in the PRC and subject us to remedies, administrative penalties and even criminal liabilities that may harm its business, including fines assessed for its current or historical operations, or demands or orders that it modify or even cease its business practices in the PRC.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business in the PRC and could require us to change certain aspects of its business to ensure compliance, could reduce our PRC Subsidiaries’ revenues, increase costs and expenses, require our PRC Subsidiaries to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and the value of our securities could significantly decline.

For example, the PRC government has been seeking to exert more control and impose more restrictions on companies based in mainland China raising capital offshore and such efforts may continue or intensify in the future. To our knowledge, we are not required to obtain permission or approval from the China Securities Regulatory Commission (the “CSRC”) nor any other regulatory authority in China with respect to offerings of or the listing of our securities. However, as uncertainties remain regarding the interpretation and implementation of PRC laws and regulations, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The PRC government’s exertion of more control over offerings conducted overseas and/or foreign investment in issuers based in mainland China could result in a material change in the operations of our PRC Subsidiaries, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless. In the event that we are required to obtain permission or approval from the CSRC or any other authority in the PRC in the future, any failure to do so could result in the delisting of our securities on exchanges outside China and a decrease in the value of our securities.

We and our PRC Subsidiaries may become subject to a variety of laws and regulations regarding cybersecurity and data protection in the PRC, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

PRC regulators, including the Cyberspace Administration of China (the “CAC”), the Ministry of Industry and Information Technology, and the Ministry of Public Security, have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various PRC regulatory bodies, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

Based on the opinion of our PRC counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, we believe that neither we nor any of our PRC Subsidiaries is subject to cybersecurity review, reporting or other permission requirements by the CAC under applicable PRC cybersecurity laws and regulations with respect to the offering of our securities or the business operations of our PRC Subsidiaries, because neither we or any of our PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. Additionally, neither we nor any of our PRC Subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our PRC Subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements, nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or any of our PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for future offerings or the business operations of our PRC Subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies.

If we are to be found in violation of PRC data security and private laws, including the Personal Information Protection Law, when conducting our business in China, we could be subject to administrative penalties and civil liabilities, such as warnings, fines, or service suspension or even revocation of licenses, which could materially and adversely affect our business, financial condition, and results of operations.

Further, the cross-border transfer of data falling under statutory categories is subject to security assessment under PRC law. While, given the nature of our business and as advised by our PRC legal counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, we do not believe that we or any of our PRC Subsidiaries is engaged in any activity that is subject to security assessment, like the aforementioned PRC laws which are subject to change, and uncertain interpretation and implementation, we cannot assure you that our cross-border transfer of data will not be subject to security assessments under PRC law.

Our partners in China may be restricted from transferring their scientific data or drug products for us to use abroad.

On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data (the “Scientific Data Measures”), which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given the term “state secret” is not clearly defined, if and to the extent our R&D of product candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that our partners in China can always obtain relevant approvals for sending scientific data (such as the results of our preclinical studies or clinical trials conducted within China) to us. Besides, regulatory authorities in China have also implemented and are considering a number of legislative and regulatory proposals concerning the collection and transfer of the HGR (defined below) in China. The Regulation of the PRC on the Administration of Human Genetic Resources (“HGR Regulations”) and the implementation guidelines require approval from or filing with the Human Genetic Resources Administration of China (“HGR”) for any international collaborative project where HGR are involved, additional approval for any export or cross-border transfer of the HGR materials and filing for cross-border transfer of the HGR related data. Given the interpretation and application of the regulations in China could be uncertain and in flux, if and to the extent that our partners are considered conducting international collaborative projects and exporting or transferring HGR or related data materials abroad, they may need to obtain approval from or filing with the Human Genetic Resources Administration of China. In addition, if and to the extent that preclinical studies or clinical trials involves collection and cross-border transfer of personal data that is not anonymized, the newly promulgated Personal Information Protection Law, effective from November 1, 2021, imposes stringent requirements on cross-border transfer of personal data, including passing the security assessment organized by the CAC, or being certified by a professional institution in respect of the protection of personal information, or concluding a contract with the foreign recipient specifying rights and obligations of both parties based on a prescribed template. The Measures for the Security Assessment of Cross-border Data Transfer, effective from September 1, 2022, provide that the cross-border transfer of data falling under statutory categories shall be subject to security assessment.

If our partners are unable to obtain necessary approvals or filings in a timely manner, or at all, our R&D of product candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under relevant regulations mentioned above, we may be subject to fines and other administrative penalties imposed by those government authorities, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

The implementation of labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the PRC law, employers are subject to strict requirements regarding signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Compliance with such law, its implementation rules and the applicable local labor laws, including provincial and municipal labor law may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Under applicable PRC law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and housing funds, and the employers must, together with their employees or separately, pay the social insurance premiums and housing funds for such employees.

As the interpretation and implementation of these laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to our Reliance on Third Parties

We rely on third parties to manufacture or import our clinical and commercial drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels, prices or in time.

We currently use third party CMOs, including single source suppliers, for our manufacturing process and/or for the clinical supply of our product candidates. We do not own manufacturing facilities for producing any clinical trial product supplies. We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, NMPA or other comparable regulatory authorities must evaluate and/or approve any manufacturers as part of their regulatory oversight of our product candidates. This evaluation would require new testing and cGMP-compliance inspections by FDA, NMPA or other comparable regulatory authorities.

We currently rely on CMOs outside the United States. Such CMOs may be subject to U.S. legislation, including the proposed BIOSECURE bill, which legislation, if passed and enacted into law, would have the potential to restrict the ability of U.S. biopharmaceutical companies like us to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies “of concern”, including a third-party manufacturer we use for certain product candidates, without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We may also be subject to new U.S. laws or trade restrictions and new foreign regulatory requirements which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies.

Furthermore, we have limited control over our third-party manufacturers’ production process, and the risks of product candidates or approved drugs not being produced in the necessary volumes or at the appropriate quality levels are higher than if we manufacture in-house. In particular, manufacturers are subject to ongoing periodic inspection by the FDA and to ensure strict compliance with cGMP and other government regulations and by other comparable regulatory authorities for corresponding non-United States requirements. If the FDA or a comparable foreign regulatory authority determines that our CMOs are not in compliance with FDA laws and regulations, including those governing cGMPs, the FDA may not approve an NDA or BLA until the deficiencies are corrected or we replace the manufacturer in our application with a manufacturer that is in compliance. We do not have immediate control over third-party manufacturers’ compliance with manufacturing regulations and requirements and the manufacturers may fail to maintain the necessary licenses, permits and certificates to carry out the manufacture of our product candidates or approved drugs, breach their obligations to produce our product candidates or approved drugs on a timely basis, otherwise cease to conduct contract manufacturing business or fail to abide by our quality control requirements.

If any CMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials or commercial distribution could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study or potentially through a clinical bridging study, that any new manufacturing process will produce our product according to the specifications previously submitted to or approved by the FDA or other regulatory authorities. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our product candidates. In addition, in the case of the CMOs that supply our product candidates, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Quality issues related to product candidates or drugs our manufacturers produce for third parties may also be imputed to the products they manufacture for us and adversely affect our reputation. We are also exposed to the risks of increased pricing for our contract manufacturing and that we may be unable to appoint manufacturers at commercial acceptable prices. If the manufacturers we appoint do not produce pharmaceutical products meeting our specifications in sufficient volumes at commercially acceptable prices, or we are unable to appoint manufacturers to do so, we may have insufficient quantities of our product candidates to meet demand for our clinical trials and we may be delayed in obtaining regulatory approvals and commercializing the relevant product candidates.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates, result in higher costs or adversely impact commercialization of our future approved product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and regulatory authorities could place significant restrictions on our Company until deficiencies are remedied.

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

We rely on third parties and our collaborators/partners to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We depend, or may depend in the future, upon third parties and/or collaborators and partners to conduct certain aspects of the preclinical studies and clinical trials on our product candidates, under agreements with universities, medical institutions, contract research organizations (“CROs”), strategic collaborators and others. We expect to have to negotiate budgets and contracts with such third parties (and such negotiations may vary significantly among the various third parties) which may result in delays to our development timelines and increased costs.

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

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and nonclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they or our clinical investigators obtain is compromised due to failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

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

Cooperation of our R&D collaborators and partners working on our product candidates are required for the success of our projects. Our R&D collaborators may not be our employees, but collaborate with us under agreements. The delivery and the timeliness of their work, as well as quality of their work, may impact the development of our product candidates and the probability of success. For example, if our collaborator(s) did not provide CMC, preclinical, or clinical data to us on a timely basis or if such data were inadequate for meeting regulatory purposes, the application for marketing approval of our product candidates could be delayed, denied, withheld, or withdrawn from health authorities like the FDA, NMPA, or other comparable health authorities.

If we or our CROs, CMOs or other contractors or consultants fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business, financial condition and results of operations.

Our R&D activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. We and our CROs, CMOs, other contractors or consultants are subject to environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our and our CROs, CMOs and other partners’ operations may involve the use of hazardous waste products. We may contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or in disposing those materials. In the event of contamination or injury resulting from the use of hazardous materials or disposal of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We also could incur significant costs associated with civil, administrative, or criminal fines and penalties. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. In particular, we expect that our cost of compliance with applicable environmental rules and regulations will increase notably if we commence production of drugs using our own manufacturing facilities. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous materials. If we face allegations of non-compliance with laws and encounter sanctions, our reputation, revenues and liquidity may suffer, and our product candidates and future drugs could be subject to restrictions or withdrawal from the market.

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

We may form or seek strategic alliances, create joint ventures or other collaborations, enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business.

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

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or commercial viability. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. For any product candidates that we may seek to in-license from third parties, we may face significant competition from other pharmaceutical or biotechnology companies with greater resources or capabilities than us, and any agreement that we do enter into may not result in the anticipated benefits.

Furthermore, collaborations involving our product candidates are subject to the following risks:

•
collaboration partners have significant discretion in determining the efforts and resources that they will apply to a collaboration;
•
collaboration partners may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
•
collaboration partners may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
•
collaboration partners could independently develop, or develop with third parties, drugs that compete directly or indirectly with our product candidates;
•
a collaboration partner with marketing and distribution rights to one or more of our product candidates may not commit sufficient resources to their marketing and distribution;
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
•
collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
•
collaboration partners may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we could potentially not have the exclusive right to commercialize such intellectual property;
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

As a result, we may not be able to realize the benefit of current or future collaborations, strategic partnerships or the license of our product candidates if we are unable to successfully integrate such collaborations with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such a transaction. If we are unable to reach agreements with suitable collaboration partners on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and generate product sales revenue. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and prospects.

We may need to enter into license agreements with third parties to market and sell our product candidates.

Certain third parties may contend that we need to license from them certain intellectual property rights before we launch. For example, we are aware of a family of third-party issued patents in the United States and Europe claiming genus compounds that may be relevant to the structure of vebreltinib (the “Structure Patents”). If we are not able to obtain a license under the Structure Patents in time or on commercially acceptable terms, we may need to delay our launch in the relevant markets until the Structure Patents expire in December 2026, or if we plan to commercialize vebreltinib before their expiration, we face the risk that the third party may initiate legal proceedings against us. While the outcomes of such legal proceedings are uncertain, if the court’s judgment is in favor of the third party, we may be subject to remedies or injunctive relief, wherein the injunctive relief would delay our commercial launch until the expiry of the Structure Patents in December 2026. If we experience significant delays in commercializing vebreltinib, if approved, our business could be materially harmed.

Our rights to develop uproleselan are subject, in part, to the terms and conditions of a license granted to us by GlycoMimetics.

We have entered into a number of collaboration and license agreements with third parties, and in particular, we have entered into an exclusive license and collaboration agreement with GlycoMimetics concerning the development and commercialization of uproleselan and a follow-on compound to APL-108 (the “GlycoMimetics Agreement”). Under the GlycoMimetics Agreement, we have been granted, among others, an exclusive, sublicensable license under certain intellectual property controlled by GlycoMimetics or its affiliates to develop, manufacture and commercialize uproleselan and APL-108 for all therapeutic and prophylactic uses in humans in Greater China.

GlycoMimetics may have relied on third-party consultants or collaborators or on funds from third parties such that GlycoMimetics is not the sole and exclusive owner of the patents we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In spite of our best efforts, GlycoMimetics might conclude that we have materially breached the GlycoMimetics Agreement and might therefore terminate the GlycoMimetics Agreement, thereby removing our ability to develop and commercialize the product candidates, in particular uproleselan, covered by such agreement. Termination of such agreement or reduction or elimination of our rights under such agreement may also cause us to lose our rights under the GlycoMimetics Agreement, including our rights to important intellectual property or technology in connection with uproleselan. The termination of the GlycoMimetics Agreement could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may not be able to obtain licenses to promising oncology programs for the American, Chinese and/or European markets on desirable terms or at all.

We seek to form partnerships with global and domestic pharmaceutical and biotechnology companies for the discovery and development of additional product candidates for the American, Chinese and/or European markets. The growth of our business may depend in part on our ability to obtain licenses from third parties. We have in-licensed from our partners (i) global (excluding China, Hong Kong and Taiwan) rights of an IND-ready product candidate, APL-122 and (ii) the Greater China and South Africa rights of a preclinical-stage cancer vaccine candidate, APL-810. These assets are important for our portfolio and in-licensing will remain important for our portfolio strategy. We cannot guarantee that we will be able to continue to successfully identify and in-license new product candidates with high potential to enrich our pipeline.

The licensing of third-party intellectual property rights, especially in the oncology field, is competitive and a number of more established companies are also pursuing strategies to in-license third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to license their intellectual property rights to us. Further, if disagreements or disputes arise between us and our current licensing partners, our existing collaborations and our reputation may be harmed, and we may not be able to in-license new product candidates from our current licensing partners or other third parties. If we are unable to successfully obtain licenses to promising oncology programs for the American, Chinese and/or European markets on desirable terms, it could have a material adverse effect on our further growth and prospects.

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

The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, NMPA and other comparable regulatory authorities is unpredictable but typically takes 10–15 years following the commencement of preclinical studies and clinical trials and depends on numerous factors, including the substantial discretion of the regulatory authorities.

Our product candidates could fail to receive regulatory approval for many reasons, including:

•
failure to begin or complete clinical trials due to disagreements with regulatory authorities;
•
failure to demonstrate that a product candidate is safe and effective or, if it is a biologic, that it is safe, pure, and potent for its proposed indication;

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
•
our failure to interpret correctly any guidance received from regulators;
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

If we experience delays in the completion of, or the termination of, a clinical trial of any of our product candidates, the commercial prospects of that product candidate will be impaired, and our ability to generate product sales revenues from any of those product candidates will be delayed or may not materialize at all. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process, and jeopardize our ability to commence product sales and generate related revenues for that candidate. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We depend substantially on the success of our product candidates, all of which are in preclinical or clinical development, and our ability to identify additional product candidates. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially impaired.

Our business will depend on the successful development, regulatory approval and commercialization of our product candidates for the treatment of patients with our targeted indications, all of which are still in preclinical or clinical development, and other new product candidates that we may identify and develop. We cannot guarantee that we are able to obtain regulatory approvals for our product candidates in a timely manner, or at all. In addition, none of our product candidates has been approved for marketing in the United States, China or any other jurisdiction. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing and supply capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

The success of our product candidates will depend on several factors, including but not limited to the successful completion of preclinical and/or clinical trials or studies, receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, future clinical trials or drug registrations, maintaining adequate manufacturing capabilities and capacities, commercialization of our existing product candidates, hiring sufficient technical experts to oversee all development and regulatory activities and license renewal and meeting of the safety requirements.

If we do not achieve one or more of these in a timely manner or at all, we could experience significant delays in our ability to obtain approval for our product candidates, which would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations, and therefore have a materially adversely effect on our business, financial condition, results of operations and prospect.

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

The drug market is heavily regulated globally, including in the United States and China. Changes in government regulations or in practices relating to the pharmaceutical and biopharmaceutical industries, such as a relaxation in regulatory requirements, or the introduction of simplified approval procedures which will lower the entry barrier for potential competitors, or an increase in regulatory requirements which may increase the difficulty for us to satisfy such requirements, may have a material adverse impact on our business, financial condition, results of operations and prospects. In particular, there have been recent regulatory initiatives in China that declared the Chinese government’s intention to encourage the transformation and upgrade of the pharmaceutical industry and to accelerate the approval process for clinical trials. However, the regulatory process in China is evolving and subject to change. Any future policies, or changes to current polices, that the NMPA approves might require us to change our planned clinical trial design or otherwise spend additional resources and effort to obtain approvals of our product candidates. In addition, the Oncology Center of Excellence within the FDA has recently advanced Project Optimus, which is an initiative to reform the dose optimization and dose selection paradigm in oncology drug development to emphasize selection of an optimal dose, which is a dose or doses that maximizes not only the efficacy of a drug but the safety and tolerability as well. This shift from the prior approach, which generally determined the maximum tolerated dose, may require sponsors to spend additional time and resources to further explore a product candidate’s dose-response relationship to facilitate optimum dose selection in a target population. Other recent Oncology Center of Excellence initiatives have included Project FrontRunner, an initiative with a goal of developing a framework for identifying candidate drugs for initial clinical development in the earlier advanced setting rather than for treatment of patients who have received numerous prior lines of therapies or have exhausted available treatment options. We are considering these and other policy changes as they relate to our product candidates.

In addition, policy changes may contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements.

If we are unable to obtain regulatory approvals for our product candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of our product candidates or any other product candidate that we may develop in the future.

Even if we are able to commercialize any approved product candidates, the product candidates may become subject to national or other third-party reimbursement practices or unfavorable pricing regulations, which could harm our business and prospects.

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

Our ability to commercialize any approved product candidates successfully also will depend in part on the extent to which reimbursement for these drugs and related treatments will be available from government health administration authorities, private health insurers and other organizations.

A primary trend in the global healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications.

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

There can be no assurance that any of our future approved product candidates will be included in the NRDL or the PRDL. Products included in the NRDL or the PRDL are typically generic and essential drugs. Innovative drugs similar to our product candidates have historically been more limited on their inclusion in the NRDL or the PRDL due to the affordability of the government’s Basic Medical Insurance.

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

In the United States, no uniform policy of coverage and reimbursement for drugs exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a drug from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our future approved drugs on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given drug, the resulting reimbursement rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of our future approved product candidates. Patients are unlikely to use any of our future approved product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of the drug. Because some of our product candidates have a higher cost than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any approved product candidate that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any approved product candidate that we commercialize. Obtaining or maintaining reimbursement for approved product candidates may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate that we in-license or successfully develop.

There may be significant delays in obtaining reimbursement for approved product candidates, and coverage may be more limited than the purposes for which the product candidates are approved by the FDA, NMPA or other comparable regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower cost drugs that are already reimbursed, and may be incorporated into existing payments for other services. Prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future weakening of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any future approved product candidates and any new drugs that we develop could have a material adverse effect on our business, our operating results, and our overall financial condition.

We intend to seek approval to market our product candidates in China, the United States, the European Union and in other jurisdictions. In both China and the European Union, the pricing of drugs is subject to governmental control, which can take considerable time even after obtaining regulatory approval. Market acceptance and sales of any of our future approved product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for drugs and may be affected by existing and future health care reform measures.

Any of our future approved product candidates will be subject to ongoing or additional regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any of our future approved product candidates will be subject to ongoing or additional regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable regulatory authorities in China and other countries.

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

Any approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, which could adversely affect the drug’s commercial potential or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. The FDA, NMPA or a comparable regulatory authority may also require a risk evaluation and mitigation strategy program as a condition of approval of our product candidates or following approval. In addition, if the FDA, NMPA or a comparable regulatory authority approves our product candidates, we will have to comply with requirements, including, for example, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and good clinical practice, or GCP, for any clinical trials that we conduct post-approval.

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

The regulatory discrepancy for the compassionate use program among competent authorities in different countries may lead to uneven patient entry criteria and protocols for compassionate use programs. This may create increased risk for serious adverse events because of enrolled patients’ advanced disease or comorbidities. In addition, because the products in compassionate use programs are investigational drugs, many of which are still in early experimental stages and have not received marketing approval, patients in compassionate use program may exhibit adverse drug reactions from using these products. If we participate in compassionate use programs, we may be subject to the risk of enrolled patients exhibiting adverse drug reactions or serious adverse events being produced from the use of our products, including unexpected and potentially treatment-related serious adverse events. These occurrences can potentially lead to inquiries from regulators, clinical holds of our ongoing clinical trials or complicate the determination of the safety profile of a product candidate under regulatory review for commercial marketing.

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

We may in the future seek orphan drug designation for our product candidates, but we may be unable to obtain orphan drug designation and, even if we obtain such designation, as we have done with vebreltinib, we may not be able to realize or maintain the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

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

We have obtained FDA orphan drug designation for vebreltinib for the “treatment of non-small cell lung cancer with MET genomic tumor aberrations,” and we may seek orphan drug designation for some of our other product candidates in the future in additional orphan indications in which there is a medically plausible basis for the use of these products. We may be unable to obtain and maintain orphan drug designation and, even if we obtain such designation, as we have done with vebreltinib, we may not be able to realize the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

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

We are considering pursuing accelerated approval for one or more of our product candidates. Under the FDA’s accelerated approval program, the FDA may approve a drug or biologic for a serious or life-threatening disease or condition that provides a meaningful advantage over available therapies based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. For drugs or biologics granted accelerated approval, post-marketing confirmatory trials are required to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence, and the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. If we were to pursue accelerated approval for a product candidate for a disease or condition, we would do so on the basis that there is no available therapy for that disease or condition or that our product candidate provides a benefit over available therapy. If standard of care were to evolve or if any of our competitors were to receive full approval on the basis of a confirmatory trial for a drug or biologic for a disease or condition for which we are seeking accelerated approval before we receive accelerated approval, the disease or condition would no longer qualify as one for which there is no available therapy, and accelerated approval of our product candidate would not occur without a showing of benefit over available therapy. For example, capmatinib and tepotinib have received full approval for treatment of NSCLC with MET Exon-14 skipping. In order to support accelerated approval for vebreltinib, we will need to demonstrate that vebreltinib provides a meaningful therapeutic benefit over treatments that have received full approval at the time of consideration for accelerated approval. Many cancer therapies rely on accelerated approval, and the treatment landscape can change quickly as the FDA converts accelerated approvals to full approvals on the basis of successful confirmatory trials.

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

If a product candidate is intended for the treatment of a serious condition and nonclinical or preliminary clinical data demonstrate the potential to address an unmet medical need for such condition or a substantial improvement over available therapy on a clinically significant endpoint(s) for such condition, a product candidate sponsor may apply for FDA fast track or breakthrough therapy designation, and there may be other similar designations available under various regulatory authorities. Uproleselan has received fast track designation from the FDA and breakthrough therapy designation from the NMPA, and in the future, we or our partners may apply for such designations for other product candidates depending on the results of our clinical trials. Even though we may apply for and receive a fast track, breakthrough therapy or other priority designations, such priority designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with the priority designation compared to conventional FDA procedures or comparable procedures available under other regulatory authorities. In addition, the FDA or other regulatory authorities may withdraw fast track or breakthrough therapy designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track or breakthrough therapy designation alone does not guarantee qualification for the FDA or other regulatory authorities’ priority review procedures. Further, even if any of our products obtain fast track or breakthrough therapy designation, this may not lead to earlier regulatory approval or commercialization of our products due to the extensive and time-consuming steps necessary to obtain approval from FDA or other regulatory authorities and commercialize a product candidate.

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

Risks Related to our Intellectual Property Rights

If we are unable to obtain and maintain patent protection for our product candidates through intellectual property rights, or if the scope of such intellectual property rights obtained is not sufficiently broad, or if any patent rights that we own or in-licensed is challenged by third parties, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.

Our success depends in large part on our ability to protect our proprietary technology and product candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. We have sought patents in the United States, China, Europe and other countries or regions for our product candidates, and have also in-licensed the exclusive rights relating to issued patents and pending patent applications in the United States, China and other jurisdictions. We seek to protect the product candidates and their use, components, formulations and methods of treatment, and technology that we consider commercially important by filing patent applications in the United States, China, Europe and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our R&D output in time to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Any patents that we own or in-licensed may be challenged, narrowed, circumvented or invalidated by third parties. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates.

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

Even if patents do issue on any of these applications, there can be no assurance that a third party will not challenge their validity, enforceability, or scope, which may result in the patent claims being narrowed or invalidated, or there can be no assurance that we will obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our product candidates. We may become involved in interference, inter partes review, post grant review, ex parte reexamination, derivation, opposition or similar other proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, or result in our inability to manufacture or commercialize product candidates without infringing third-party patent rights. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.

Our competitors may be able to circumvent our patents by developing similar or alternative technologies or product candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States, China, Europe and other countries. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of our technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such assets might expire before or shortly after such assets are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

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

Periodic maintenance fees, renewal fees and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office (the “USPTO”) and foreign patent agencies over the lifetime of a patent. In addition, the USPTO and other foreign patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, and non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world could be prohibitively expensive for us, and our intellectual property rights in some non-United States countries can have a different scope and strength than do those in the United States. In addition, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States, or do not favor enforcement or protection of patents or other intellectual property. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing drugs made using our inventions in and into the United States or non-United States jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and further, may export otherwise infringing drugs to non-United States jurisdictions where we have patent protection, but where enforcement rights are not as strong as those in the United States. These drugs may compete with our product candidates and our patent rights or other intellectual property rights may not be effective or adequate to prevent them from competing.

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

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States, China and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing product candidates in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

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

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

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

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful. Our patent rights relating to our product candidates could be found invalid or unenforceable if challenged in court or before the relevant patent authority.

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

Intellectual property litigation may lead to unfavorable publicity which may harm our reputation and cause the market price of our Class A Ordinary Shares to decline, and any unfavorable outcome from such litigation could limit our R&D activities and/or our ability to commercialize our product candidates.

During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our product candidates, future drugs, programs or intellectual property could be diminished. Accordingly, the market price of our Class A Ordinary Shares may decline. Such announcements could also harm our reputation or the market for our product candidates, which could have a material adverse effect on our business.

In the event of intellectual property litigation, there can be no assurance that we would prevail, even if the case against us is weak or flawed. If third parties successfully assert their intellectual property rights against us, prohibitions against using certain technologies, or prohibitions against commercializing our product candidates, could be imposed by a court or under a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations that we have infringed, misappropriated or otherwise violated the patent or other intellectual property rights of others, we may be forced to pay substantial damage awards to the plaintiff. Additionally, we may be required to obtain a license from the intellectual property owner in order to continue our R&D programs or to commercialize any resulting product. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. This may not be technically or commercially feasible, may render our products less competitive, or may delay or prevent the launch of our products to the market. Any of the foregoing could limit our R&D activities, our ability to commercialize one or more product candidates, or both.

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

Our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, or other intellectual property rights from third parties that we identify, on commercially reasonable terms or at all. Even if we are able to obtain such a license, it may be non-exclusive and the applicable licensor could license such intellectual property to third parties that compete with us. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates, which would have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, even if we obtain licenses to such intellectual property, but subsequently fail to meet our obligations under our license agreements, or such license agreements are terminated for any other reasons, we may lose our rights to in-licensed technologies.

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

The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could materially adversely affect our business, financial condition, results of operations and prospects.

If we do not obtain protection under the Federal Food, Drug and Cosmetic Act, as amended by the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”) and similar legislation in other countries extending the terms of our patents, if issued, relating to our product candidates, our business, financial condition, results of operations, and prospect may be materially harmed.

In the United States, the Hatch-Waxman Amendments provide the opportunity for patent-term restoration, i.e., a patent term extension of up to five years to reflect patent term lost during certain portions of product development and the FDA regulatory review process. Patent term extensions, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval by the FDA, and only one (1) patent can be extended for a particular drug.

Depending upon the timing, duration and specifics of FDA regulatory approval for our product candidates, one or more of our United States patents, if issued, may be eligible for limited patent term restoration under the Hatch-Waxman Amendments. The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension for a given patent or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug will be shortened and our competitors may obtain earlier approval of competing drugs, and our ability to generate revenues could be materially adversely affected. In China, there has been a long time during which no effective law or regulation providing patent term extension, patent linkage, or data exclusivity (referred to as regulatory data protection) exist. Therefore, a lower-cost generic drug can emerge onto the market much more quickly.

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

If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties or engaging in unfair competition, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our product candidates.

There is a substantial amount of litigation and other claims and proceedings involving patent and other intellectual property rights in the biopharmaceutical and pharmaceutical industries generally. As the biopharmaceutical and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. As such, our commercial success depends in part on our and our collaborators’ avoiding infringement, misappropriation, and other violations of the patent and other intellectual property rights of third parties. We are aware of numerous issued patents and pending patent applications belonging to third parties that exist in fields in which we are developing our product candidates. In particular, we are aware of the Structure Patents which will expire in December 2026 and may be alleged to cover the structure of vebreltinib. If we were to commercialize before the expiration of the Structure Patents, the third party may contend that we need to obtain a license before the commercialization of vebreltinib in relevant jurisdictions and to pay license fees. However, we cannot assure you that we will be able to obtain the license in time or on commercially acceptable terms, and if we fail to do so, we may need to delay our launch in the relevant markets until the Structure Patents expire, or if we plan to commercialize vebreltinib as scheduled, we face the risk that the third party may initiate legal proceedings against us. Even if we were able to obtain a license, the substantial licensing and royalty fees may have material impact on our financial performance. We are also aware of the General Method Patent which will expire in 2026 and may potentially cover the use of vebreltinib in certain indications. As advised by our IP Legal Adviser, the relevant claims of the General Method Patent would either not cover vebreltinib or, if broadly interpreted to cover vebreltinib, might be held invalid as claims are overly broad. However, there is no assurance that a court or an administrative agency would agree with our assessment. In addition, we are aware of the Withdrawn Method Patent Application which is currently deemed to be withdrawn. We believe, based on the results of the freedom to operate analysis we have obtained, that the indications for which vebreltinib is being developed will not literally fall within the scope of the claims presently on file. However, the applicant could file a request for re-establishment of the Withdrawn Method Patent Application before September 2021, and if the applicant does so and successfully re-establishes the application, and the patent is subsequently granted based on the current claims, the expiry of such patent will fall in March 2035. In such case, if for whatever reason vebreltinib is provided to patients other than those that vebreltinib is intended for, there may be a risk that we are considered infringing such patent indirectly by the court in certain jurisdictions including the U.K. Moreover, there may also be third-party patents or patent applications of which we are currently unaware, and given the dynamic area in which we operate, additional patents that relate to our business are likely to be issued.

If third parties, including the ones above, bring claims against us for infringement, misappropriation or other violations of their intellectual property rights, we may be subject to injunctive or other equitable relief, which could prevent us from developing and commercializing vebreltinib. In the event of a successful claim against us of infringement, misappropriation or other violation of intellectual property rights, or a settlement by us of any such claims, we may have to pay substantial damages, including treble damages and attorneys’ fees in the case of willful infringement, pay royalties and other payments or redesign our infringing product candidate, which may be impossible or require substantial time and cost. In addition, regardless of whether such claims against us are unsuccessful, defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of an adverse result in any such litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidate. Any such license might not be available on reasonable terms or at all. If we cannot reach agreement with such third parties before the planned commercialization, we may need to delay the commercialization of vebreltinib until the expiration of the relevant intellectual property rights. Even if we were able to obtain a license, the substantial licensing and royalty fees may have material impact on our financial performance.

Even if litigation or other proceedings are resolved in our favor, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our Class A Ordinary Shares. Such litigations or proceedings could substantially increase our operating losses and reduce the resources available for R&D activities or any future sales, marketing or distribution activities.

Our rights to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

Our business relies on our ability to develop and commercialize product candidates we have licensed from third parties, and we have entered into license agreements with third parties providing us with rights to various third-party intellectual property, including rights in patents and patent applications. These and other licenses may not provide exclusive rights to use such intellectual property in all relevant fields of use and in all territories in which we may wish to develop or commercialize our drug products. As a result, we may not be able to prevent competitors from developing and commercializing competitive drug products in territories included in all of our licenses. Our licenses may not encumber all intellectual property rights owned or controlled by the affiliates of our licensors and relevant to our product candidates, and we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of product candidates we may develop. In such case, we may need to obtain additional licenses which may not be available on an exclusive basis, on commercially reasonable terms or at a reasonable cost, if at all. In that event, we may be required to expend significant time and resources to redesign our product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the product candidates that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our drugs that are subject of such licensed rights could be adversely affected.

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

Furthermore, if our licensors breach the license agreements, we may not be able to enforce such agreements against our licensors’ parent entity or affiliates. Under each of our license and intellectual property-related agreements, in exchange for licensing or sub-licensing us the right to develop and commercialize the applicable product candidates, our licensors will be eligible to receive from us milestone payments, tiered royalties from commercial sales of such product candidates, assuming relevant approvals from government authorities are obtained, or other payments. Our license and intellectual property-related agreements also require us to comply with other obligations including development and diligence obligations, providing certain information regarding our activities with respect to such product candidates and/or maintaining the confidentiality of information we receive from our licensors.

If we fail to comply with our obligations under our current or future license agreements, our counterparties may have the right to terminate these agreements and, upon the effective date of such termination, have the right to re-obtain the licensed and sub-licensed technology and intellectual property. If any of our licensors terminate any of our licenses, we might not be able to develop, manufacture or market any drug or product candidate that is covered by the licenses provided for under these agreements and other third parties or our competitors may have freedom to market product candidates similar or identical to ours. In such case, we may have to negotiate new or reinstated agreements with less favorable terms, and may be required to provide a grant back license to the licensors under our own intellectual property with respect to the terminated products. We may also face claims for monetary damages or other penalties under these agreements. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the intellectual property rights licensed and sublicensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our product candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such product candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the license agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable product candidate. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Risks Related to U.S. Federal Income Tax

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization and incorporation. Accordingly, under generally applicable U.S. federal income tax rules, as we are incorporated under the laws of the Cayman Islands, we would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) provides an exception to this general rule, under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

We do not currently expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination. However, the application of Section 7874 of the Code is complex, is subject to detailed rules and regulations (the application of which is uncertain in various respects, and could be impacted by changes in such rules and regulations, with possible retroactive effect). Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge our status as a foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code, we and certain of our shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on us and future withholding taxes on certain of our shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

Investors should consult their own tax advisors regarding the potential application of Section 7874 of the Code to us.

If we were characterized as a passive foreign investment company, or “PFIC,” U.S. investors may suffer adverse U.S. federal income tax consequences.

If we become a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—Certain U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements.

We do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently ended taxable year and we do not expect to become a PFIC in the foreseeable future. Nevertheless, whether we are treated as a PFIC for U.S. federal income tax purposes for any taxable year is a factual determination that can only be made after the close of such taxable year and, thus, is subject to significant uncertainty and change. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules to their investment in us.

Risks Related to Ownership of Our Securities

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq or any other exchange.

Our Class A Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “APLM” and “APLMW,” respectively. If Nasdaq delists our Class A Ordinary Shares from trading on its exchange for failure to meet the continued listing standards, we and our shareholders could face significant material adverse consequences including:

•
a limited availability of market quotations for our securities;
•
reduced liquidity for our securities;
•
a determination that our Class A Ordinary Shares are a “penny stock” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;
•
a limited amount of analyst coverage; and
•
a decreased ability to issue additional securities or obtain additional financing in the future.

For example, on January 16, 2024, we received a notification (the “Nasdaq Notice”) from Nasdaq stating that the Company is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”), because the closing bid price of the our Class A Ordinary Shares was below $1.00 per share for 30 consecutive business days. The Nasdaq Notice had no immediate effect on the listing of the Class A Ordinary Shares, and the Class A Ordinary Shares continue to trade on the Nasdaq Capital Market under the symbol “APLM.” The Nasdaq Notice provided that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of the Nasdaq Notice, or until July 15, 2024, to regain compliance with the Bid Price Requirement. During this period, the Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market. If at any time before July 15, 2024 the bid price of the Class A Ordinary Shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with the Bid Price Requirement and the matter will be closed. In the event the Company does not regain compliance by July 15, 2024, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Bid Price Requirement. The Company would also be required to provide written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, Nasdaq would provide notice to the Company that its Class A Ordinary Shares would be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel. The Company intends to actively monitor the closing bid price of its Class A Ordinary Shares and will evaluate available options to regain compliance with the Bid Price Requirement. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Requirement or maintain compliance with any of the other Nasdaq continued listing requirements.

The trading price of our securities has been and is likely to continue to be volatile, which could result in substantial losses to holders of our securities.

The market values of our securities may vary significantly from their prices on the date of this Annual Report, and fluctuations in the price of our’ securities could contribute to the loss of all or part of your investment. The trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•
actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•
changes in the market’s expectations about our operating results;
•
success of competitors;
•
our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•
changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate;
•
operating and share price performance of other companies that investors deem comparable to us;
•
our ability to market new and enhanced products and technologies on a timely basis;
•
changes in laws and regulations affecting our business;
•
our ability to meet compliance requirements;
•
commencement of, or involvement in, litigation involving us;
•
changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•
the volume of our Class A Ordinary Shares available for public sale;
•
any major change in our Board or management;
•
sales of substantial amounts of our Class A Ordinary Shares by our directors, executive officers or significant stockholders or the perception that such sales could occur; and
•
general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

We are now incurring significant increased expenses and administrative burdens now that we are a public company, which could have an adverse effect on our business, financial condition and results of operations.

We face legal, accounting, administrative and other costs and expenses as a public company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities time-consuming. A number of these requirements require us to carry out activities we did not previously conduct as a private company. In addition, expenses associated with SEC reporting requirements are being incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The reporting and other obligations imposed by these rules and regulations incur legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If we fail to maintain effective internal control over financial reporting, the price of our Class A Ordinary Shares may be adversely affected.

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

Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal control over financial reporting, may have an adverse impact on the price of our Class A Ordinary Shares.

We have identified a material weakness and significant deficiencies in our internal control over financial reporting and cannot assure you that additional material weaknesses and significant deficiencies will not be identified in the future. The material weakness and significant deficiencies we identified may not be timely remediated, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.

As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

During the preparation of our financial statements at and as of December 31, 2023, we identified a material weakness in our internal control over financial, in accordance with the standards established by the PCAOB. The material weakness related to a lack of sufficient personnel with proper technical accounting knowledge and expertise that are necessary for the complex accounting treatment upon the closing of the de-SPAC transaction. Our remediation plan for this material weakness will involve the strengthening of accounting expertise at the Company by adding resources with sufficient accounting knowledge and expertise. We also identified three significant deficiencies in our internal control over financial reporting as of December 31, 2023. One significant deficiency related to a lack of sufficient integration of our accounting systems across multiple geographic locations. We intend to take certain measures by setting up a global IT system to remediate this significant deficiency. The two additional significant deficiencies that we identified related to the segregation of duties with our financial reporting software. Remediation of these significant deficiencies will involve the segregation of such duties and implementation of monitoring controls for our financial reporting software.

Remediation for the material weakness and significant deficiencies described above is in progress. The implementation of our remediation plans is expected to increase our administrative expenses and require more of management’s time, and there is no assurance that the remediation plans will result in sufficient improvements to our internal controls or remediate the material weakness and significant deficiencies identified. Our continued failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate our financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.

Moreover, we cannot assure you that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in the implementation of new or improved controls, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet periodic reporting obligations or result in material misstatements in the financial statements. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of internal control over financial reporting. We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management in this Annual Report on, among other things, the effectiveness of our internal control over financial reporting as of the end of the covered fiscal year. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that we may not be able to detect or that management’s assessment of internal control over financial reporting might not be able to identify through its processes, which could delay our identification and remediation of any additional material weaknesses in the future.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq listing standards.

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
•
have regularly scheduled executive sessions with only independent directors each year;
•
have an annual meeting of shareholders or solicit proxies or provide proxy statements for all meetings of shareholders; or
•
obtain shareholder approval for any issuances of our securities.

We currently follow home country practices with respect to corporate governance. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We qualify as an “emerging growth company” and a foreign private issuer within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and foreign private issuers, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Class A Ordinary Shares that are held by non-affiliates is equal to or exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Class A Ordinary Shares following the consummation of the Business Combination.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to United States domestic public companies. We may lose its status as a foreign private issuer in the future, causing us to incur substantial costs, time and resources.

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

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. If no securities or industry analysts commence coverage of us, our Class A Ordinary Share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our Class A Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Class

A Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell Class A Ordinary Shares for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on your investment unless you may sell your Apollomics securities for a price greater than that which you paid for it.

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

Additionally, part of our assets and at least one member of our management team are based in mainland China. We have been advised by our PRC legal counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the United States based upon the civil liability provisions of U.S. federal securities laws; and (ii) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. As such, you may not be able to or may experience difficulties or incur additional costs in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in mainland China or bring original actions in mainland China based on U.S. federal securities laws. Their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. See “Enforceability of Civil Liability under U.S. Securities Laws” for more details.

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

Provisions in the our sixth amended and restated memorandum and articles of association (the “MAA”) may have the effect of increasing costs to investors to bring lawsuits or discouraging lawsuits against our directors and officers.

Our MAA requires that, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim arising under the MAA, including, but not limited to: (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee to us or our shareholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the Cayman Islands Companies Act or the MAA, or (iv) any action asserting a claim against us which, if brought in the United States, would be a claim arising under the internal affairs doctrine.

The MAA provides further that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

The MAA provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of us shall be deemed to have notice of and consented to the foregoing choice of forum provision.

These choice of forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our MAA to be inapplicable or unenforceable in such action. While courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions.

In addition, although we believe this provision benefits us by providing increased consistency in the application of Cayman Islands law in the types of lawsuits to which it applies, this choice of forum provision may have the effect of increasing costs for investors to bring a claim against us and our directors and officers.

There is no guarantee that the Warrants will be in the money and they may expire worthless.

The exercise price for the Warrants, other than the Penny Warrants, is $11.50 per Warrant. We believe the likelihood that Warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares, the closing price for which was $0.965 per share on December 29, 2023. Notably, the exercise price of the Penny Warrants ($0.01 per share) is significantly lower than the current trading price of our Class A Ordinary Shares (as discussed below), whereas the exercise price of the Public Warrants and Private Warrants (each at $11.50 per share) is higher than the current trading price of our Class A Ordinary Shares. If the trading price of our Class A Ordinary Shares less than $11.50 per share, we believe holders of Warrants will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless and we may receive no proceeds from the exercise of the Warrants. Therefore, we do not expect to receive cash proceeds from any such exercise so long as the Warrants remain out of the money.

A certain number of our Warrants are exercisable for our Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our Public Warrants, Private Warrants and Extension Warrants to purchase an aggregate of 10,969,400 Class A Ordinary Shares became exercisable on April 28, 2023 in accordance with the terms of the Warrant Agreement governing those securities. The Penny Warrants to purchase an aggregate of 57,500 Class A Ordinary Shares became exercisable on September 29, 2023 in accordance with the terms of the Penny Warrant Agreement. All Warrants will expire on March 29, 2028, five years following the closing of the Business Combination, or the liquidation of the Company, if earlier. To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the holders of our Class A Ordinary Share and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Class A Ordinary Shares.

Assuming the exercise of all outstanding Warrants for cash, we would receive aggregate proceeds of approximately $126 million. However, we will only receive such proceeds if all Warrant holders fully exercise their Warrants. The exercise price of our Public Warrants, Private Warrants and Extension Warrants is $11.50 per share, and the exercise price of the Penny Warrants will be $0.01 per share, subject to adjustment. We believe that the likelihood that Warrant holders determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of these Warrants (on a per share basis), we believe that Warrant holders of such Warrants will be very unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. Notably, the exercise price of the Penny Warrants ($0.01 per share) is significantly lower than the current trading price of our Class A Ordinary Shares (as discussed below), whereas the exercise price of the Public Warrants and Private Warrants (each at $11.50 per share) is higher than the current trading price of our Class A Ordinary Shares. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the Warrant holders will exercise their Warrants. As of December 29, 2023, the closing price of our Class A Ordinary Shares was $0.965 per share. Warrant holders have the option to exercise the Warrants on a cashless basis in accordance with the Warrant Agreement and the Penny Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease.

We may amend the terms of the Public Warrants and Private Warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding Public Warrants.

The Public Warrants and Private Warrants were issued in registered form under the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Maxpro, that was assigned to and assumed by us in connection with the Business Combination. The agreement provides that the terms of the Public Warrants and Private Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the Public Warrants and Private Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants and Private

Warrants with the consent of a majority of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into stock or cash, shorten the exercise period or decrease the number of warrant shares issuable upon exercise of a warrant.

We may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Class A Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we give notice of redemption. If and when the Public Warrants become redeemable, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. None of the Private Warrants will be redeemable by date us so long as they are held by their initial purchasers or their permitted transferees.

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

Item 4. Information on the Company.

A.
History and Development of the Company

Apollomics is a clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address a range of cancer indications, such as acute myeloid leukemia, lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, monotherapies, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

We were originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. As a result, we became the owner of certain patent and intellectual property rights relating to some of our product candidates. Since our founding, we have built a pipeline of nine product candidates across 11 programs that focus on oncology, of which six product candidates are in the clinical stage.

On March 29, 2023, Apollomics consummated the Business Combination with Maxpro pursuant to the Business Combination Agreement. In connection with the closing of the Business Combination, Apollomics became a publicly traded company on Nasdaq.

Apollomics is a holding company incorporated in the Cayman Islands. Our primary business is conducted at our U.S. headquarters with our global drug development team located in the San Francisco Bay Area. We also operate in China with our discovery and development team located in Hangzhou. We also have subsidiaries in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab (“Zhejiang Crownmab”) Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). Investments in Apollomics’ securities are not purchases of equity securities of these operating subsidiaries in the United States or PRC but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own.

Our executive offices are located at 989 E. Hillsdale Boulevard, Suite 220, Foster City, California 94404, and its telephone number is +1 650 209 4055.

We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

B.
Business Overview

Company Overview

We are a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs, especially for difficult-to-treat and treatment-resistant cancers. Since our founding in 2015, we have built a pipeline of nine product candidates across 11 programs that focus on oncology, of which six product candidates are in the clinical stage. Our two leading product candidates, vebreltinib (APL-101) and uproleselan (APL-106), have shown initial promising clinical results and are in registration trials.

We were originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. As a result, we became the owner of certain patent and intellectual property rights relating to some of our product candidates. For more information relating to the series of transactions resulting in our acquisition of these patent rights, please see the section of this Annual Report entitled “Intellectual Property Assignment.”

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address a range of cancer indications, such as acute myeloid leukemia , lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, monotherapies, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Our Product Candidates

The product candidates in our pipeline can be categorized into three groups based on their mechanisms of action, each of which contains product candidates at different stages of development: (i) tumor inhibitors, (ii) anti-cancer enhancers, and (iii) immuno-oncology drugs. We believe that having three groups of product candidates with different mechanisms of action will enable us to develop potential synergistic therapies that address unmet needs in cancer treatment.

Tumor Inhibitors

Our tumor inhibitor product candidates consist of three small molecule inhibitors against different uncontrolled growth signaling pathways in cancer cells: vebreltinib, APL-102 and APL-122. We are developing therapies that may target alternative pathways to overcome cancer treatment resistance, including chemo-resistance and targeted therapy resistance.

Vebreltinib (APL-101). Our most advanced product candidate is vebreltinib, a potent, oral active, highly selective c-Met inhibitor. Cancer cells often use c-Met activation to escape therapies targeting other signaling pathways. Capmatinib and tepotinib, two c-Met inhibitors, were approved by the FDA for the treatment of metastatic NSCLC with Met Exon 14 skipping in 2020 and 2021 under accelerated approval, respectively, followed by traditional approvals in 2022 and 2024, rendering Met Exon 14 skipping a clinically validated target. Avistone, our partner in China, received conditional approval from the NMPA for vebreltinib in November 2023 for the same indication. We believe that the potential of vebreltinib in cancers with genetic mutations, amplification or fusion of the c-Met gene presents a significant opportunity for us. We are investigating vebreltinib in clinical trials as a single agent for the potential treatment of NSCLC and other advanced tumors with c-Met alterations, and also as a combination therapy with epidermal growth factor receptor (“EGFR”) inhibitors. We have obtained orphan drug designation for vebreltinib for the “treatment of non-small cell lung cancer with MET genomic tumor aberrations,” which includes Met Exon 14 skipping and c-Met amplification. We intend to continue to explore the opportunity for combining vebreltinib with other approved drugs or product candidates.

APL-102. APL-102 is an oral active, small molecule Multiple Tyrosine Kinase Inhibitor (“MTKi”). Data regarding anti-tumor activity in multiple preclinical studies is included in the section of this Annual Report entitled “APL-102 (MTKi),” such as models of liver cancer, breast cancer and esophageal cancer, both as a single agent and in combination with an anti-PD-1 antibody. Given that APL-102 inhibits several kinases that are aberrantly activated in cancer cells, we believe that APL-102 has the potential to overcome cancer treatment resistance. APL-102 is in a Phase 1 dose escalation clinical trial in China and is at the seventh dose level. As of the date of this Annual Report, dose-limiting toxicity has not been observed in human subjects.

APL-122. APL-122 is a tumor inhibitor candidate, targeting ErbB1/2/4 signaling pathways. APL-122 reaches the brain tissue in preclinical studies, and has the potential to treat cancers within the brain. APL-122 is currently in Phase 1 dose escalation in Australia.

Anti-Cancer Enhancers

Our anti-cancer enhancer product candidates uproleselan (APL-106, GMI-1271) and APL-108, are antagonists of a cell adhesion receptor called E-selectin. They are being developed as adjuncts to chemotherapy to enhance its anti-cancer effects. Binding of cancer cells to E-Selectin on cells within the bone marrow enhances their adhesion to the endothelium in bone marrow niches, thereby preventing the cancer cells from entering circulation and shielding them from chemotherapy. Uproleselan and APL-108 are designed to block E-selectin from binding with blood cancer cells as a novel approach to disrupting well-established mechanisms of leukemic cell resistance within the bone marrow microenvironment.

Uproleselan. Uproleselan was granted breakthrough therapy designation by the China National Medical Products Association (“NMPA”) for the treatment of adult patients with relapsed or refractory AML, which may facilitate its development and expedite agency review. GlycoMimetics has received breakthrough therapy designation by the FDA for uproleselan in the same indication. It is administered in combination with chemotherapy for the potential treatment of relapsed or refractory (“r/r”) AML in an ongoing Phase 3 bridging clinical study in China that has been fully enrolled its 140 patients. A global Phase 3 clinical study sponsored by GlycoMimetics, from whom we licensed China rights, in r/r AML has fully enrolled its 388 patients since November 2021, and is expected to report topline results in the second quarter of 2024. The National Cancer Institute is sponsoring an ongoing Phase 2/3 study with uproleselan for the potential treatment of newly diagnosed older adults with AML who are fit for chemotherapy. The Phase 2 portion of the study has also been fully enrolled.

APL-108. APL-108 (GMI-1687), a second-generation E-selective inhibitor with potentially even higher potency, is suitable for subcutaneous administration and potentially able to target other liquid and solid cancers. GlycoMimetics has completed a Phase 1 study in healthy volunteers, and reported that the study primary and secondary endpoints were met with no dose-limiting toxicities or safety signals. GMI-1687 is being developed as a potential patient-controlled point-of-care treatment for inflammatory diseases, with initial focus on sickle cell disease (“SCD”) by GlycoMimetics.

Immuno-Oncology Drugs

Our immuno-oncology product candidates consist of: APL-501, APL-502, APL-801 and APL-810. These product candidates are designed to take advantage of the body’s immune system to fight cancer and include mono-specific and bi-specific antibodies that could release the natural brakes of immune response against cancer cells, as well as a novel cancer vaccine.

APL-501. APL-501 is an anti-PD-1 antibody product candidate.

APL-502. APL-502 is an anti-PD-L1 antibody product candidate and is being developed by Chia Tai Tian Qing (“CTTQ”), our partner in China. APL-502 is being evaluated for treatment of at least six different cancers in Phase 3 studies in China.

Having our own anti-PD-1 and anti-PD-L1 antibody candidates allows us to develop single-agent and combination therapies based on PD-(L)1 inhibition and also enables us to, using these antibodies as backbones, design and generate novel molecules, such as multi-specific antibodies, which may have improved activity compared with currently marketed immune checkpoint inhibitor products.

Our pipeline also includes two other novel immuno-oncology product candidates, an anti-PD-L1/anti-CD40 bi-specific antibody, APL-801, and an antigen-specific, active checkpoint-control cancer vaccine, APL-810.

Product Candidate Development Status

The status of our pipeline of product candidates range from the discovery stage to the clinical stage. The following chart summarizes the development status of our product candidates. Third parties also have ongoing clinical trials in their respective territories.

**Tumor Inhibitors** | **Anti-Cancer Enhancers** | **Immuno-oncology Drugs**

*IP – Intellectual Property*
*GBM – Glioblastoma Multiforme*
*r/r AML – Relapsed or Refractory Acute Myeloid Leukemia*
*NSCLC – Non-Small Cell Lung Cancer*
*MM – Multiple Myeloma*

*1 excluding China, Hong Kong and Macau*
*2 excluding China, Hong Kong and Taiwan*
*3 excluding China*

| Drug Candidate | Target | Category | IP Rights | Mono / Combo | Indications | Status (Discovery · Preclinical · IND · Phase 1 · Phase 2 · Phase 3 · NDA) |
|---|---|---|---|---|---|---|
| APL-101 Vebreltinib | c-Met ★ | Small molecule | Global[1] | Mono | Met Exon 14 NSCLC | Phase 2 SPARTA Global Study in cMet Dysregulated Cancers *(pivotal study)* |
| | | | | | Met amplified NSCLC | Phase 2 SPARTA Global Study in cMet Dysregulated Cancers *(pivotal study)* |
| | | | | | Met fusion GBM | Phase 2 SPARTA Global Study in cMet Dysregulated Brain Cancers |
| APL-106 Uproleselan | E-Selectin ★ | Small molecule | China | + Chemo | r/r AML, newly diagnosed AML | Phase 1 PK and tolerability study |
| | | | | | r/r AML, newly diagnosed AML | Phase 3 Bridging Study in r/r AML in China- fully enrolled YE'23 |

## Early Clinical and Preclinical Programs Under Development

| Drug Candidate | Target | Category | IP Rights | Mono / Combo | Indications | Status |
|---|---|---|---|---|---|---|
| APL-122 | ErbB1/2/4 | Small molecule | Global[2] | Mono | ErbB1/2/4 positive cancers | Phase 1 Dose Escalation and Expansion Study |
| APL-102 | Multiple Kinases | Small molecule | Global | Mono | Solid tumors | Phase 1 Dose Escalation and Expansion Study |
| APL-108 | E-Selectin | Small molecule | China | + Chemo | To Be Announced | |
| APL-501 | PD-1 | Biologic | Global[3] | Mono | Solid tumors | Phase 1 Dose Escalation Study |
| APL-502 | PD-L1 | Biologic | Global[3] | Mono | Multiple tumor types | |
| APL-810 | G17-neutralization | Biologic | US, China | Mono | Gastrointestinal (GI) cancers | |
| APL-801 | CD40 and PD-L1 | Biologic | Global | Mono | Multiple tumor types | |

★ *Core programs*

Key highlights of clinical trials conducted by third parties on our product candidates include:

•
Avistone has conducted clinical trials for vebreltinib in China through the completion of Phase 2 in NSCLC with c-Met alterations, and has completed a Phase 2/3 study in GBM with PTPRZ1 c-Met fusion;
•
GlycoMimetics has conducted clinical trials for uproleselan into Phase 3 in r/r AML in the rest of the world outside of China, and National Cancer Institute (“NCI”) is conducting Phase 2/3 first line AML in the US;
•
GlycoMimetics has completed a Phase 1a study for APL-108;
•
Genor has conducted clinical trials for APL-501 in China through Phase 3; and
•
CTTQ has conducted clinical trials for APL-502 in China into Phase 3.

Apollomics is not responsible for, and does not have control over, clinical trials conducted by such third parties and does not have any direct financial interest in the development of our product candidates by such third parties. However, the development of our product candidates by such third parties has the potential to benefit the regulatory status and development costs of such product candidates in the geographies and trials for which we are responsible have control, due to our ability to access the developmental and clinical data from such third parties and to benefit from the feedback of such trials as information regarding such trials is made available. For more information regarding our arrangements with third parties, please see the section below entitled “Licensing and Collaboration Arrangements.”

Our Strategy

Our strategic focus is the development of novel therapies targeting difficult to treat cancers and drug resistant patients. To address the needs of cancer patients for safer and more effective cancer treatment solutions, we strive to unlock synergy between treatments and address the issues of drug resistance. The key elements of our business strategy to achieve these goals include:

•
Advancing the global development of vebreltinib to fully expand its potential across different c-Met alterations across different tumors, and to develop other tumor inhibitor candidates. We are developing vebreltinib for the treatment of NSCLC with Met Exon 14 skipping, NSCLC with c-Met amplification, and brain tumors with c-Met alteration as well as exploring the potential of vebreltinib for treating other cancers with c-Met alterations. This is taking place in our ongoing

Phase 2 global study as well as ongoing Phase 2 studies conducted by our partner, Avistone. We are also exploring, in an investigator-sponsored study, combination therapy using vebreltinib with an EGFR inhibitor mutation to reduce treatment resistance. We may also develop vebreltinib combination therapies involving other product candidates in our pipeline in the future.
•
Advancing the registrational trial of uproleselan in China and continue to pursue R&D of our next generation E-Selectin antagonist, APL-108, to explore their potential to transform the standard of care for AML and other cancers. We are committed to developing therapies for cancer patients who currently only have limited treatment options, with the goal to transform the standard of care for AML and other cancers. We intend to leverage our expertise in clinical development strategy, trial design and execution, the expedited regulatory pathway in China and the clinical data generated by our partner, GlycoMimetics, outside China, to expedite the clinical development of our E-Selectin antagonist candidates in China. We will also pursue the development of APL-108, which has been observed to have comparable activity as uproleselan, but at an approximately 1,000-fold lower dose. GlycoMimetics has completed a Phase 1a study of APL-108 (GMI-1687) in healthy volunteers, with primary and secondary endpoints met with no dose-limiting toxicities or safety signals. GMI-1687 is being developed as a potential patient-controlled point-of-care treatment for inflammatory diseases, with initial focus on SCD by GlycoMimetics. We intend to work closely with GlycoMimetics to advance the development of APL-108 in China in indications applicable to Chinese patient population. From a combination therapy perspective, E-Selectin antagonists have shown synergy with azacitidine (a hypomethylating agent) or venetoclax (a Bcl-2 inhibitor) in the treatment of AML, and with lenalidomide (an immunomodulatory drug) and with bortezomib or carfilzomib (proteasome inhibitors) in multiple myeloma (“MM”).
•
Continuing to enrich our in-house developed oncology-focused early-stage pipeline using our internally-developed discovery platform. We plan to continue to enrich our pipeline through internal discovery, leveraging our strong R&D capabilities and expertise in immuno-oncology drug development. We plan to discover and generate novel lead molecules, such as antibodies against novel targets, to enrich our early-stage pipeline. We also will continue to explore target synergies in cancer treatment and develop novel molecules, such as multi-specific antibodies, which could exploit opportunities beyond the reach of mono-specific antibodies or biologics. In parallel, we intend to continue to strengthen our drug discovery and R&D capabilities, and optimize our technology platforms, as further discussed below, to support pipeline enrichment.
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
•
Seeking commercialization partnerships to optimize efficiency. As some of our product candidates approach commercialization, we plan to seek strategic partnerships with recognized players in the industry to make our innovative medicines accessible to patients, and to maximize the market potential of our assets in the most efficient manner.
•
Accelerating the clinical development of our product candidates. We pursue multiple strategies to accelerate the clinical development of our product candidates. For example, we seek to leverage global clinical data from our studies and those from our co-development partner to potentially shorten clinical development timelines and to achieve cost efficiency.
•
Building a network of centers for clinical trials. We have built a network of over 100 centers for clinical trials across more than ten jurisdictions, including the United States, China, Canada, England, France, Spain, Germany, Italy, Australia, Taiwan and Singapore, including lead sites at leading academic medical institutions, such as the Dana-Farber Cancer Institute. By leveraging our global network, we have access to subjects from different continents to achieve enrollment goals for our clinical trials and regulatory objectives in multiple regions.

Our Key Competitive Strengths

We believe the following capabilities and competitive strengths will enable us to achieve our business strategy:

•
Science-driven approach powering a pipeline of next-generation therapies for patients globally. Building on the discovery and early-stage preclinical development work conducted on vebreltinib, we have undertaken the core preclinical and clinical development strategy, design, invention and chemistry, manufacturing and controls (“CMC”) management of our product candidates, while outsourcing the execution of preclinical studies, clinical trials and manufacturing to contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”) that are managed by us. Leveraging our external resources, we have adopted a biomarker-driven diagnostic approach for patient screening to identify patients with specific biomarkers who could potentially be responsive to a study drug that can potentially benefit from our programs. Since our inception, we have assembled an experienced management team and have recruited industry talents with track records of success. Our management team’s collective experience spans the development and commercialization of more than 40 drugs in the United States. Our R&D team has experience in chemistry, pharmaceutics, pharmacology, toxicology, cancer biology and CMC. We have experienced clinical development personnel with expertise in the United States, China, the European Union, and elsewhere around the world.

•
Novel c-Met inhibitor program targeting large unmet medical needs. Vebreltinib is a novel, potent, selective and orally bioavailable c-Met inhibitor. We are pursuing the clinical development of vebreltinib as a therapy for a number of cancer indications and patient populations:
•
NSCLC with Met Exon 14 skipping mutation;
•
NSCLC with c-Met amplification;
•
Brain tumors with c-Met alteration;
•
Other solid tumors with c-Met alterations; and
•
Combination therapies.
•
E-Selectin antagonist programs aiming to transform the standard of care for AML. Uproleselan is an E-Selectin antagonist, which we are developing in collaboration with GlycoMimetics. GlycoMimetics has conducted clinical trials of uproleselan and finished Phase 3 enrollment in 388 subjects with r/r AML outside Greater China, expected to report topline results in the second quarter of 2024. We are currently conducting an ongoing bridging Phase 3 study in r/r AML in China. We completed enrollment of 140 patients in Phase 3 bridging study in December 2023. AML is a blood cancer with significant unmet medical need and limited therapeutic options. According to the CIC Report, incidence of AML in China was 26,900 in 2019 and is forecast to rise to 29,000 by 2024 and further to 31,400 by 2030.
•
Strong in-house R&D engine coupled with global business development capability. We are a global team with capabilities spanning from early-stage discovery through late-stage clinical development. We are developing a diverse pipeline of cancer therapies. With our core management team deployed between the United States and China, we are also able to source talents and assets from other biotechnology companies in the East and the West. We have proven our scientific and development capabilities with the ability to build a robust pipeline by having secured or filed more than 79 active patents and patent applications, with more than 50 owned or directly filed by Apollomics, spanning nine therapeutic targets and covering discovery, development and manufacturing know-how. We believe our knowledge in target discovery, cancer biology and antibody generation and development, as well as our protein engineering capabilities and global clinical development capabilities will maximize the probability of high quality product candidates to grow our pipeline to be followed by technical and regulatory success of our in-house discovered product candidates.

Vebreltinib (APL-101), our orally-available c-Met Inhibitor

As of the date of this Annual Report, throughout the world, NSCLC with Met Exon 14 skipping is the only indication which some of these c-Met TKIs are approved despite the potential application of c-Met inhibitors towards treatment of tumors with other c-Met mutations/ dysregulations, such as c-Met amplifications and Met fusions. Capmatinib and tepotinib are both approved as first and second line treatment in patients with NSCLC Met Exon 14 skipping mutation in the United States and Japan, and as second-line treatment in the European Union. Capmatinib and tepotinib were initially approved in the US by FDA under accelerated approval in 2020 and 2021, followed by full approval in 2022 and 2024, respectively. In China, another two c-Met inhibitors, savolitinib and gumarontinib, in addition to vebreltinib (being developed and commercialized by our partner Avistone in China), are also approved for treatment of NSCLC with Met Exon 14 skipping, under conditional approval.

Vebreltinib is a selective and potent inhibitor of the c-Met receptor kinase, which is overexpressed and/or mutated in several tumor types. Vebreltinib has demonstrated preclinical tumor inhibitory effect in a variety of human primary c-Met amplified gastric, hepatic, pancreatic and lung cancer xenograft models. Vebreltinib is an oral agent being evaluated in two ongoing Phase 2 multi-cohort pivotal studies (SPARTA and KUNPENG) for the evaluation for the indications of: (i) NSCLC with Met Exon 14 skipping, (ii) NSCLC with c-Met amplification and (iii) other solid tumors with c-Met alterations, such as c-Met fusion or c-Met amplifications. Vebreltinib has also been evaluated in a randomized Phase 2/3 study in subjects with r/r glioblastoma multiforme (“GBM”) with PTRPZ1-MET fusions in China, which was reported to show a 48% reduction in the risk of death in vebreltinib treated patients relative to those on active comparator arm. Met Exon 14 skipping occurs in 3% to 4% of NSCLC, and has been reported to be associated with worse outcomes than in NSCLC without this c-Met alteration. NCCN currently recommends c-Met inhibitor TKI monotherapy as first line treatment of choice for NSCLC with Met Exon 14 skipping. Vebreltinib is also being evaluated in an investigator-initiated Phase 1 study in combination with osimertinib in NSCLC subjects with EGFR mutations.

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

c-Met, after binding with HGF, activates a variety of intracellular signaling pathways within the cell, including those involved in proliferation, motility, survival, morphogenesis and angiogenesis. In cancer cells, c-Met has been found to be aberrantly activated via mutation, amplification, gene fusion/rearrangement or protein overexpression. Aberrant c-Met signaling has been reported in a wide variety of human malignancies, including gastric, lung, colorectal, breast, bladder, head and neck, ovarian, prostate, thyroid and pancreatic tumors as well as sarcomas, hematologic malignancies and CNS tumors. Because of its pleotropic role in cellular processes important in oncogenesis and cancer progression, c-Met is an important target in anticancer therapy. Several molecules targeting c-Met have been evaluated in clinical trials, and two are approved for use in the United States.

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

Met Exon 14 Skipping Mutation

Met Exon 14 gene mutations with functional impact have been found in various domains. Mutations in the Sema domain, which upregulate kinase activity or affect ligand binding of c-Met, have been found in cancers of unknown primary origin. Mutations in the catalytic region are observed in several tumor types, including papillary renal carcinoma, childhood hepatocellular carcinoma and lymph node metastases of head and neck squamous-cell carcinomas. Mutations in the splicing sites of Met Exon 14, the exon which encodes the juxtamembrane domain of c-Met, cause exon skipping and deletion of the entire juxtamembrane domain. Mutations in the splicing sites of Met Exon 14 have been found in various solid tumors, including lung cancers, and have recently been shown to occur in 3% to 4% of NSCLC adenocarcinomas, 2% of squamous cell carcinomas, and 1% to 8% of other subtypes of lung cancer. NSCLC with Met Exon 14 skipping is the only indication for which three other selective c-Met inhibitors have received regulatory approval: capmatinib received full approval from the FDA in August 2022 following original accelerated approval in 2020, tepotinib received full approval from the FDA in February 2024 following original accelerated approval from the FDA in 2021 and savolitinib received approval by the NMPA in 2021. Vebreltinib received approval from the NMPA in November 2023.

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

c-Met Fusion

A recent study reported that gene fusions drive the development of 16.5% of cancer cases, and function as the sole driver in more than 1% of them. Gene fusions have served as specific targets for treatment, resulting in dramatically improved patient outcomes with multiple other gene fusion targets under investigation. Activation of c-Met signaling may also be driven by oncogenic fusion proteins, including translocated promoter region (“TPR”)-MET, CAP-Gly domain-containing linker protein 2 (“CLIP2”)-MET and TRK-fused gene (“TFG”)-MET, each of which contains the entire sequence downstream of the juxtamembrane domain of c-Met. MET fusions have been more frequently observed in high-grade gliomas and in gliomas treated with radiation or temozolomide. In one study reported by Bao et al. in 2014, out of 272 glioma samples that were analyzed, 67 in-frame fusion transcripts were identified, including three recurrent fusion transcripts: FGFR3-TACC3, RNF213-SLC26A11 and PTPRZ1-MET (i.e., ZM fusion). Clinically, patients afflicted with ZM fusion-harboring secondary glioblastoma multiforme (“GBM”) had poor survival relative to those with non-ZM-harboring secondary GBMs (P < 0.001). The mutational landscape of 188 secondary GBMs was studied to find significant enrichment of TP53 mutations, somatic hypermutation, exon 14 skipping mutations, ZM fusions, and MET amplification. It was found that exon 14 skipping mutation frequently co-occurs with ZM fusion and is present in about 14% of cases with significantly worse prognosis. There is currently no approved treatment for tumors with c-MET fusion.

Overview of vebreltinib c-Met Tyrosine Kinase Inhibitor (“TKI”)

Vebreltinib is a small molecule, orally bioavailable ATP-competitive, type 1b inhibitor of the c-Met tyrosine kinase. In biochemical kinase screening assays, vebreltinib inhibited wild type c-Met and some of its mutants at subnanomolar concentrations. In an intracellular c-Met in vitro assay IC50 was 0.52 nM, which is relatively potent compared with other c-Met inhibitors. In addition to its potency and to extend its kinase selectivity profiling, the affinity of vebreltinib to different kinases was measured in a set of ~442 kinases and disease relevant variant using the KINOMEscan selectivity screening platform. At a screening concentration of 10 µM, only three kinases scored hits with the predefined cutoff of ≥65% reduction in binding to the capture matrix compared with vehicle control. These hits included c-Met and two mutant variants consequently confirming the high selectivity of vebreltinib for c-Met kinase.

Inhibition of c-Met kinase activity by vebreltinib was demonstrated by the attenuation of its autophosphorylation state as well as the phosphorylation of downstream signaling proteins in a dose-and time-dependent manner in various tumorigenic cell lines that highly express c-Met, including gastric, lung, hepatic and pancreatic cancer cells. Vebreltinib also inhibited the proliferation and survival of c-Met-dependent cancer cells, including cancer cell growth driven by specific c-Met mutations or amplification. Lastly, vebreltinib demonstrated anti-tumor activity against patient-derived human lung cancer xenografts with either Met Exon 14 skipping mutations, c-Met amplifications, or c-Met fusion implanted into nude mice. These studies support the proposed mechanism of action of vebreltinib and its activity in the proposed patient population.

MET alterations and oncogenic addiction

Source: Company.

Vebreltinib Clinical Development

We were formerly known as Crown Biotherapeutics (“CBT”), which was a subsidiary of Crown Bioscience International. Crown Bioscience International discovered vebreltinib and out-licensed the commercial rights for China (inclusive of Mainland China, Hong Kong, and Macau) to Beijing Pearl Biotechnology (“Pearl”) on November 7, 2012, now called Beijing Avistone Pharmaceuticals Biotechnology Co., Ltd (“Avistone”). Both Apollomics and Avistone have been advancing the development (CMC, preclinical, and clinical) of vebreltinib for the treatment of solid tumors with c-Met alterations.

To date, more than 500 patients and 170 healthy volunteers have been dosed with vebreltinib. The safety profile is generally acceptable.

Phase 1 Studies

•
Phase 1 NSCLC (HMO-PLB1001-2013012-01)

The Phase 1 NSCLC study HMO-PLB1001-2013012-01 (N=37) was an open-label dose escalation (N=19) and expansion (N=18) study in which vebreltinib doses ranging from 50 mg twice daily (“BID”) to 275 mg BID and 300 mg once daily (“QD”) were evaluated in 37 Chinese subjects with NSCLC with c-Met dysregulation.

HMO-PLB1001-2013012-01 Phase 1 Dose Escalation and Expansion Schema

Overall Finding: The preliminary efficacy data for vebreltinib from the Phase 1 trial for treatment of NSCLC with Met Exon 14 skipping is shown in the table below with selection of 200 mg BID as recommended Phase 2 dose (“RP2D”). The maximum tolerated dose (“MTD”) was not reached (Yang et al. 2020).

Efficacy Summary of Study HMO-PLB1001-2013012-01

| c-Met alteration ( n=36) | PR | SD | ORR | DCR |
|---|---|---|---|---|
| **c-Met overexpression (n=14)** | 5 | 8 | 35.7% | 92.9% |
| *MET* amp (-) exon14 skipping (-) (n=8) | 2 | 5 | 25% | 87.5% |
| *With MET* amp (n=6) | 3 | 3 | 50% | 100% |
| *With MET* exon14 skipping (n=1) | 1 | 0 | 100% | 100% |
| ***MET* amp (n=17)** | 7 | 10 | 41.2% | 100% |
| Accessed by FISH (n=5) | 2 | 3 | 40% | 100% |
| Accessed by NGS (n=12) | 5 | 7 | 41.6% | 100% |
| *MET* exon14 skipping (-) (n=8) | 1 | 7 | 12.5% | 100% |
| ***MET* exon14 skipping (n=15)** | 10 | 5 | 66.7% | 100% |
| *With MET* amp (+) (n=4) | 4 | 0 | 100% | 100% |

PR – partial response; SD – stable disease; ORR – objective response rate (complete response (CR) + PR); DCR – disease control rate (CR + PR + SD). Note that the FDA does not consider SD as a response or DCR for regulatory purposes.

Among the 37 subjects in the dose escalation phase and dose expansion phase of the Phase 1 vebreltinib clinical trial, no occurrence of dose-limiting toxicity (“DLT”) and maximum tolerated dose (“MTD”) were observed, and the drug-related adverse events (“AE”) were mainly Common Terminology for Adverse Events (“CTCAE”) grade 1-2. Most AEs were common adverse events of small-molecule targeted therapy tyrosine kinase inhibitor drugs and similar c-Met inhibitors, such as increased transaminases, peripheral edema, increased lipase and increased amylase. Of the 15 serious adverse events (“SAEs”) reported in ten subjects, five SAEs in four subjects were considered related to study drug: three events of abnormal liver function in two subjects (one treated with 200 mg BID and the other with 300 mg QD); one event of bilirubin elevation in a subject treated with 275 mg BID; and one event of peripheral edema in a subject treated with 200 mg BID. The abnormal liver enzyme abnormality SAEs and bilirubin elevation SAEs improved to baseline or Grade 1 AE upon study drug discontinuation.

Safety summary of Study HMO-PLB1001-2013012-01

| Common TEAEs (≥10%), n (%) | All patients (n=37) | | 200mg BID（RP2D）(n=18) | |
|---|---|---|---|---|
| | All Grades | ≥3 Gr | All Grades | ≥3 Gr |
| ALT increase | 15 (40.5%) | 5 (13.5%) | 8 (44.4%) | 3 (16.7%) |
| AST increase | 15 (40.5%) | 3(8.1%) | 8 (44.4%) | 1 (5.5%) |
| conjugated bilirubin increase | 15 (40.5%) | 2 (5.4%) | 7 (38.8%) | 0 |
| Peripheral edema | 13 (35.1%) | 1(2.7%) | 7 (38.8%) | 0 |
| Prolonged QTc interval | 7 (18.9%) | 0 | 1 (5.5%) | 0 |
| Amylase increase | 7 (18.9%) | 0 | 4 (22.2%) | 0 |
| Nausea | 7 (18.9%) | 0 | 2 (11.1%) | 0 |
| Total bilirubin increase | 6 (16.2%) | 1(2.7%) | 2 (11.1%) | 0 |
| Lipase increase | 5 (13.5%) | 0 | 2 (11.1%) | 0 |
| Rash | 5 (13.5%) | 0 | 1 (5.5%) | 0 |
| Albumin decrease | 5 (13.5%) | 0 | 3 (16.7%) | 0 |
| Pruritus | 4 (10.8%) | 0 | 0 | 0 |
| Vomiting | 4 (10.8%) | 0 | 1 (5.5%) | 0 |
| Diarrhea | 4 (10.8%) | 0 | 2 (11.1%) | 0 |
| Neutrophil decrease | 4 (10.8%) | 0 | 1 (5.5%) | 0 |
| hyperglycemia | 4 (10.8%) | 0 | 1 (5.5%) | 0 |

The drug exposure increased with the increase in dose during the dose escalation phase in the Phase 1 vebreltinib clinical trial for NSCLC indications. After the drug reached a steady state drug concentration, the drug concentration in different dose groups showed dose correlation.

Steady-State Drug Concentration of Vebreltinib in Phase I Study in NSCLC subjects (HMO-PLB1001-2013012-01)

Steady State free drug
Free Drug Concentration/nM
300
200
100
0
100
200
300
400
500
600
Dose (mg)

Avistone (China) Phase 1 Glioblastoma Multiforme Trial- Study HMO-PLB1001-I-GBM-01

Study HMO-PLB1001-I-GBM-01 (sponsored by Pearl) was a Phase 1, open-label dose-escalation and expansion study of vebreltinib to assess safety and tolerability, and to determine the RP2D of vebreltinib in subjects with PTPRZ1-MET fusion-gene (ZM fusion) positive recurrent high-grade gliomas. Treatment in this study has been completed. A total of 18 subjects were enrolled in four dose cohorts: four at 100 mg/day (50 mg BID), four at 200 mg/day (100 mg BID), three at 400 mg/day (200 mg BID) and seven at 600 mg/day (300 mg BID). The RP2D has been determined to be 300 mg BID.

Treatment-emergent AEs were reported by 17 subjects. Grade ≥ 3 events were reported for five subjects. Vebreltinib related Grade ≥ 3 were reported for three subjects. Three subjects experienced three serious adverse events, one of which (cerebrovascular accident) was considered possibly related to the study drug.

Efficacy data in the six evaluable subjects with secondary GBM is as follows: two (33%) achieved PR, two (33%) achieved SD; the ORR (CR+PR) was 33%; the DCR (CR+PR+SD) was 67%; the 6-month survival was > 67% (4/6); median overall survival was > 9 months. Furthermore, the concentration of vebreltinib in the CSF increased with increasing dose, consistent with plasma exposure. The concentration in CSF was about 5% of the steady-state plasma.

APL-101-01 Phase 1/2 Study in Subjects with solid tumors with c-Met dysregulation — Phase 1 Component (U.S.) – by Apollomics

APL-101-01 (SPARTA) is an open-label Phase 1/2 clinical study (conducted by Apollomics), which has two key components. The Phase 1 component with n=17, which has been completed, was a dose escalation study to evaluate tolerability and pharmacokinetics of vebreltinib 50 mg BID to 200 mg BID in U.S. subjects with solid tumors with c-Met alterations. Vebreltinib was well tolerated without reaching MTD, and the PK results further support the selection of 200 mg BID as RP2D for NSCLC. Signals of potential durable (> 2 years) efficacy (by achieving partial response) was first observed in a subject with recurrent metastatic Schwannoma with c-Met expression as well as in a subject with recurrent GBM with c-Met amplification previously treated with Temodar, Avastin and Nivolumab. Of the three SAEs reported in three subjects, one SAE of hyponatremia was considered related to the study drug.

Other Clinical Trials

In the APOLLO Phase 1/2 study in Australia, 20 subjects with locally advanced or metastatic hepatocellular carcinoma (“HCC”) or renal cell carcinoma (“RCC”) were treated with vebreltinib in combination with a PD-1 antibody (APL-501 in HCC, nivolumab in RCC). Treatment in this study was completed in the first half of 2022.

In ongoing investigator-sponsored trial of vebreltinib in combination with Osimertinib at Washington University School of Medicine, clinicians are exploring the safety and efficacy of combining vebreltinib with frontline osimertinib in subjects with EGFR-mutated metastatic NSCLC. Based on our discussions with the clinical investigators, no safety concerns have been observed in this trial to date.

Phase 1 studies in Healthy Volunteers

A number of vebreltinib clinical pharmacology studies in healthy volunteers are summarized as follows:

A.
Completed by Apollomics: APL-101-02 (N=16) — bioequivalence study
B.
Ongoing study by Apollomics: APL-101-03 (N=64) — bioequivalence study
C.
Completed by Avistone:

PLB1001-1c-01 (N=16) — food effect

PLB1001-1d-01 (N=6) — mass balance

PLB1001-1e-01 (N=36) — drug-drug interaction

R01220097 (N=39) — bioequivalence

Phase 2 SPARTA Study of Vebreltinib in Subjects with NSCLC with Met Exon 14 Skipping Mutations and c-Met Dysregulation Advanced Solid Tumors

The Phase 2 component of our SPARTA clinical study, APL-101-01 is an ongoing open-label multi-cohort study for evaluation of efficacy and safety of vebreltinib for the treatment of a number of solid tumors, including NSCLC with Met Exon 14 skipping, NSCLC with c-Met amplification, brain tumors with MET fusion or MET amplification and other solid tumors with MET amplification or MET fusion. The table below summarizes the cohorts in the Phase 2 portion of the SPARTA study.

Cohort A1 EXON 14 Skipping NSCLC (MET inhibitor naïve) 1L (N up to 80)

Cohort A2 EXON 14 Skipping NSCLC (MET inhibitor naïve) 2L/3L (N up to 90)

Cohort B EXON 14 Skipping NSCLC (MET inhibitor experienced) - completed (Stage 1=10, Stage 2=19)

Cohort C Basket of tumor types except primary CNS tumors, MET amplification (MET inhibitor naïve) (N up to 80)

Cohort C-1 NSCLC harboring MET amplification and wild-type EGFR (MET inhibitor naïve) (N up to 46)

Cohort C-2 EGFR mutated NSCLC with acquired MET amplification (add APLL-101 to EGFR inhibitor) (N up to 46)

Cohort D Basket of tumor types except primary CNS tumors, harboring MET gene fusions (MET inhibitor naïve) (Stage 1=10, Stage 2 up to 36)

Cohort E Primary CNS tumors with MET alterations (MET inhibitor naïve) (Stage 1=14, Stage 2 up to 26)

Cohort F Basket of tumor types with over expression of HGF & Over-expression of MET; MET WT (Stage 1=10, Stage 2 up to 30)

Apollomics is conducting the ongoing Phase 2 portion of the global SPARTA study at approximately 90 study sites in over 10 countries in North America, Europe and Asia-Pacific. As of the date of this Annual Report, there are over 250 subjects enrolled in the SPARTA study, including subjects with NSCLC with Met Exon 14 skipping or with MET amplification, brain tumors with PTPRZ1-MET fusion, and subjects with other solid tumors with MET alterations like MET amplification or MET fusion.

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

Phase 2 KUNPENG Study of vebreltinib in Chinese NSCLC subjects with Met Exon 14 skipping or MET amplification (conducted by Avistone)

PLB1001-II-NSCLC-01 Study Design

The Phase 2 PLB1001-II-NSCLC-01 (KUNPENG Study) in Chinese NSCLC subjects with Met Exon 14 skipping or MET amplification was conducted by Avistone. Enrollment of locally advanced or metastatic NSCLC subjects with Met Exon 14 skipping was completed in 2021. An NDA was submitted to NMPA in September 2022. The enrollment of NSCLC with MET amplification is ongoing. The primary efficacy endpoint is objective ORR per RECIST v 1.1. The secondary efficacy endpoints include PFS, OS, disease control rate (“DCR”), TTR and DOR.

Efficacy and safety data from the Met Exon 14 skipping NSCLC cohort from KUNPENG Study were presented at the European Society of Medical Oncology Congress (“ESMO”) 2023. Of the 52 patients, 39 achieved complete or partial response, an ORR of 75% (95% CI, 61.1–86.0), median duration of response (DOR) of 15.9 months (95% CI, 9.2–17.8), a high disease control rate (DCR) of 96.2% (95% CI, 86.8–99.5). and a notably rapid onset of response with a median time to response of 1 month (95% CI, 1–2.8). In the 35 treatment-naïve patients, ORR was 77.1% (95% CI, 59.9–89.6), with median DOR of 16.5 months (95% CI, 9.2–NE). In the 17 patients who received prior systemic treatment, ORR was 70.6% (95% CI, 44.0–89.7), with median DOR of 15.3 months (95% CI, 3.7–17.8). Vebreltinib showed efficacy in patients with locally advanced or metastatic NSCLC harboring Exon-14 skipping mutations, with an ORR of 75%. Among other notable findings in the KUNPENG study, ORR and disease control rate (DCR) were 100% in patients with brain metastases (n=5) and ORR was 66.7% in patients with liver metastases (n=6).

Interim efficacy and safety data from the global multi-cohort Phase 2 SPARTA trial (NCT03175224) and from the multi-cohort Phase 2 KUNPENG trial (NCT04258033) were presented at the 2023 IASLC North America Conference on Lung Cancer (“NACLC”) that was held December 1–3, 2023, in Chicago, Illinois. Vebreltinib appears efficacious in non-small cell lung cancer (“NSCLC”) patients with MetExon14 skipping mutation with or without co-occurring MET amplification. Of the first 83 NSCLC patients with MetExon14 skipping mutation with available gene copy number (“GCN”) data from the Phase 2 KUNPENG and SPARTA trials, 91.6% did not have co-occurring MET amplifications, reflecting the real-world distribution of the NSCLC patients with MetExon14 skipping mutation from two large public databases (83.6% and 91.9%). NSCLC patients with MetExon14 skipping mutation without co-occurring MET amplification (gene copy number or GCN < 4) from the KUNPENG and SPARTA trials showed an overall response rate (ORR) of 64.5% and a median duration of response (DOR) of 15.9 months, and those with overlapping MET amplification (GCN ≥ 4) achieved ORR of 85.7%.

This presentation may represent the first publicly available analysis on a c-Met inhibitor in treatment of NSCLC with MET exon14 skipping mutation, in which the GCN distribution in the study population resembles the real world (large public database) and the treatment can achieve sufficient efficacy (with ORR of 64.5%) in those without overlapping c-Met amplification, a subgroup representing over 83% of NSCLC with Met Exon 14 skipping, an important patient population previously reported in other c-Met inhibitor pivotal trials that supported US or China approvals with substantially lower ORR.

Phase 2/3 Study in Recurrent Chinese GBM Subjects with PTPRZ1-MET Fusion Gene (Study PLB1001-II-GBM-01) by Avistone

This is an ongoing multicenter, double-blind, randomized, active controlled study to compare vebreltinib to active comparator (either temozolomide or cisplatin combined with etoposide regimen) in subjects with recurrent secondary glioblastoma (progression from lower grade glioma to glioblastoma) or IDH mutant glioblastoma with PTPRZ1-MET Fusion. This study enrolled 84 subjects who were randomized 1:1 for vebreltinib vs. active comparator. The primary efficacy endpoint is OS. Key secondary endpoints are progression-free survival (“PFS”), ORR (PR+CR), KPS score and EORTC quality of life measurement scale (QLQ-C30, QLQ-BN20). Avistone has reported a 48% reduction in the risk of death in vebreltinib treated patients relative to those received active comparator.

Vebreltinib Development and Regulatory Status in China

Our partner, Avistone (which wholly owns Beijing Pearl) conducts all vebreltinib development, regulatory, manufacturing, and commercialization activities in China. Vebreltinib was conditionally approved by the China NMPA in November 2023 for the treatment of locally advanced or metastatic NSCLC with Met Exon 14 skipping mutation, and it has been launched. In 2023, Avistone submitted a supplemental NDA (“sNDA”) for the treatment of PTPRZ1-MET fusion-positive secondary glioblastoma, which was accepted by the China NMPA. This sNDA is undergoing priority review since October 2023.

Vebreltinib Global Clinical Development Strategy & Plans (including the US, EU, ROW)

We are pursuing the three initial indications below while exploring the treatment of other solid tumors with c-Met alterations like c-Met amplification or c-Met fusion with vebreltinib:

1.
NSCLC with Met Exon 14 skipping;
2.
NSCLC with c-Met amplification; and
3.
GBM with c-Met dysregulation.

NSCLC with c-Met dysregulation indications: Met Exon 14 skipping and those with c-Met amplification

Lung cancer is a leading cause of cancer death, and NSCLC comprises 85% of lung cancers. Among subjects with NSCLC, 3% to 4% have Met Exon 14 skipping mutation, and 3% to 5% have c-Met amplification on initial presentation while 20% EGFR+ NSCLC subjects manifest with c-Met over-expression or c-Met amplification when they develop resistance following treatment with targeted therapy using an EGFR inhibitor (TKI). NSCLC with c-Met genomic alteration such as Met Exon 14 skipping, c-Met amplification/over- expression are less responsive to systemic non-targeted therapy typically used for treating NSCLC such as checkpoint inhibitor antibodies, and have worse outcome than NSCLC with c-Met genomic alterations (Sabari et al., Coactivator Condensation at Super-Enhancers Links Phase Separation and Gene Control, 2018). Since the accelerated approval of c-Met inhibitors in the United States (capmatinib in 2020 and tepotinib in 2021) for treatment of NSCLC harboring Met Exon 14 skipping mutation, the National Comprehensive Cancer Network (“NCCN”) recommends the use of c-Met inhibitor TKI for first line treatment of NSCLC with Met Exon 14 skipping. However, there has not been any approved targeted therapy for NSCLC with c-Met amplification, with wild type or resistance following EGFR TKI.

An indication of potential vebreltinib efficacy in NSCLC with c-Met dysregulation was first observed in the completed Phase 1 Study HMO-PLB1001-2013012-01. In this study, 36 evaluable Chinese subjects with NSCLC and c-Met dysregulations (Met Exon 14 skipping, c-Met amplification, or c-Met protein over-expression) were treated with single-agent vebreltinib. An ORR of 66.7% (median DOR 9.3 months) was achieved in the 15 subjects with NSCLC harboring Met Exon 14 skipping mutations, with an ORR of 72.7% (median DOR 8.3 months) in the subset of subjects treated at the RP2D of 200 mg BID (n=11) with disease control rate (“DCR”) of 100% (DCR=CR+PR+SD). Duration of response was up to three years.

Vebreltinib in NSCLC with Met Exon 14 skipping is being evaluated in two ongoing Phase 2 studies, the U.S./global study APL-101-01 and the China study PLB1001-II-NSCLC-01.

At an End-of-Phase 1 meeting in November 2021, we sought FDA input on our development plan for two indications: NSCLC with Met Exon 14 skipping and NSCLC with c-Met amplification. We discussed potential accelerated approval for the treatment of NSCLC with Met Exon 14 skipping based on the “totality of data” from the PEARL and SPARTA studies. The FDA explained that in order to support accelerated approval we must demonstrate that vebreltinib provides a meaningful therapeutic benefit over treatments that have received full approval at the time of consideration for accelerated approval. Additionally, the FDA recommended that we request an additional meeting when more data is available to discuss: 1) the data package needed to support a marketing application seeking accelerated approval, and 2) plans for confirming the clinical benefit of vebreltinib. The FDA also provided guidance on sample size requirements and study endpoints. The FDA also requested additional information for FDA to determine if the proposed 200 mg BID dosage is optimized for efficacy and safety. The FDA recommended that we request a meeting when more data is available to discuss the development programs for the other vebreltinib indications

In August 2022, FDA granted us Orphan Drug Designation of vebreltinib for treatment of non-small cell lung cancer with c-Met genomic tumor aberrations which includes Met Exon 14 skipping and c-Met amplification.

With more clinical data on vebreltinib in NSCLC harboring Met Exon 14 skipping mutation, we had a follow-on (end of Phase 2) meeting with the FDA in July 2023. Instead of accelerated approval, “traditional approval” or “full approval” may potentially be feasible based on data from our ongoing global SPARTA study and China study by our partner Avistone. The FDA recommended that we propose an additional meeting to discuss our development plan and data package required to support a marketing application for vebreltinib for “traditional approval.”

We sought feedback from the FDA in a Type C meeting held February 2024. The objectives of the meeting were to review our development plan and discuss the registration pathway of vebreltinib for the treatment of 3 conditions: (1) NSCLC with Met Exon 14 skipping, (2) NSCLC with c-Met amplification (EGFR WT, absence of other driver mutations) and (3) GBM with PTPRZ1 c-Met fusion (ZM fusion). For NSCLC with Met Exon 14 skipping, FDA suggested primary efficacy analyses be conducted on patients with central NGS confirmation, even though SPARTA study enrollment was based on local NGS results and retrospective central confirmation was conducted whenever possible. For example, of the 43 treatment naïve NSCLC patients with Met Exon 14 skipping in SPARTA-II (enrolled in April 2023 or earlier), 36 were confirmed with next-generation sequencing (“NGS”) performed by a central, standardized laboratory, and were included in the primary efficacy analysis. Preliminary efficacy results of NSCLC with Met Exon 14 skipping patients from the SPARTA (enrolled in April 2023 or earlier) and the KUNPENG study, were presented in individual study and pooled result as “Combined”, inclusive of data available as of October 26, 2023, in table below. In the 71 treatment naïve NSCLC with Met Exon 14 skipping mutation (36 from SPARTA-II and 35 from KUNPENG), ORR was 66.2% (95% CI 54.0, 77.0), supported by median duration of response (“mDOR”) of 16.5 months (95% CI 9.2, 23.0) and a disease control rate of 94.4% (95% CI 86.2, 98.4). In the 36 previously treated patients, all with no prior c-Met inhibitor therapy, 19 of which from SPARTA-II (none with immunocheckpoint inhibitor 90 days or less prior to vebreltinib) and 17 of which from KUNPENG (XX with immunocheckpoint inhibitor 90 days prior to vebreltinib), ORR was 61.1% (95% CI 43.5, 76.9) with mDOR of 16.7 months and a disease control rate of 83.3% (95% CI 67.2, 93.6).

Comparison of Design, Baseline Characteristics and Top-Line Efficacy Between SPARTA and KUNPENG

Multicohort Open-Label Phase II study	SPARTA	KUNPENG (Pearl II)
Primary endpoint ORR based on RECIST 1.1, supported by DOR	✓	✓
Regions	US, Canada, EU, APAC (ex-China)	China
Sponsor	Apollomics	Avistone
MET exon 14 skipping NSCLC: include 1L & 2L+ patients identified by NGS, unresectable or metastatic disease	✓	✓
Treatment: vebreltinib 200 mg BID	✓	✓
1L patients (efficacy set for potential US NDA) GCN<4: Median age, years (range) Female (%) Non-smokers ECOG 0 ECOG 1 Histology at diagnosis: % Adenoma	N=36 n=28; ORR 64.3% 75.0 (53, 86) 58.3% 52.8% 33.3% 66.7% 88.9%	N=35 n=28; ORR 71.4% 71.0 (53, 90) 48.6% 65.7% 14.3% 85.7% 88.6%

Integrated Efficacy Results in Treatment Naïve and Previously Treated Patients with Vebreltinib Treatment in Comparison to Capmatinib (CCAS*)

NSCLC with Met Exon 14 skipping# CCAS	Treatment Naïve NSCLC Patients			Previously Treated NSCLC Patients
	SPARTA-II (N=36)	KUNPENG (N=35)	Combined (N=71)	SPARTA-II* (N=19)	KUNPENG (N=17)	Combined (N=36)
Confirmed ORR	55.6%	77.1%	66.2%	52.6%	70.6%	61.1%
95% CI	(38.1, 72.1)	(59.9, 89.6)	(54.0, 77.0)	(28.9, 75.6)	(44.0, 89.7)	(43.5, 76.9)

mDOR (Months)	11.2	17.1	16.5	10.6	16.7	16.7
95% CI	6.0, NE	9.2, NE	9.2, 23.0	1.1, NE	3.7, NE	5.4, NE
DOR >= 6 Months	75.1%	81.5%	79.1%	61.7%	61.4%	61.5%
DOR >= 9 Months	53.8%	81.5%	71.5%	61.7%	61.4%	61.5%
DOR >= 12 Months	35.8%	60.5%	52.2%	30.9%	61.4%	53.8%
DCR (%) 95% CI	91.7% (77.5,98.2)	97.1% (85.1, 99.9)	94.4% (86.2, 98.4)	73.7% (48.8, 90.9)	94.1% (71.3, 99.9)	83.3% (67.2, 93.6)

CCAS: Centrally confirmed analysis set that was confirmed by the central or an FDA approved NGS test in tissues; ORR: overall response rate, mDOR: median duration of response, CI: confidence interval; NE: not estimable, 95% CI is estimated by using the Clopper-Pearson method.

*Patients with last IO use < 90 days in SPARTA-II are excluded

# Data cut: October 26, 2023.

An updated efficacy analysis by GCN subgroup, based on data as of October 26, 2023, with larger number of patients with available GCN information included (N=91) than previously reported in NACLC 2023 presentation continue to show similar trend of vebreltinib being efficacious in the treatment of Met Exon 14 skipping in the absence of overlapping c-Met amplification (GCN < 4) with ORR of 67% (n=86) or ORR 69% in those with GCN < 6 (n=90), and 100% (1 /1) in GCN < 6% in combined analysis of patients from SPARTA and KUNPENG. In treatment naïve patients with GCN < 4, ORR was 64.3% (n=28) in SPARTA and ORR was 71.4% (n=28) in KUNPENG.

In the February 2024 meeting with the FDA, we discussed the number of treatment naïve patients with Met Exon 14 skipping confirmed by central NGS testing that would be required to be treated with vebreltinib for an NDA package in this patient population. We are continuing to enroll in this SPARTA cohort, and will review additional information on study patients from the SPARTA and KUNPENG trials with FDA. The FDA indicated that a 12-month follow up for patients in the primary efficacy analysis is needed to support traditional approval.

For NSCLC with c-Met amplification, at the February 2024 meeting the FDA acknowledged that pretreated patents in this setting remains an unmet medical need, and indicated that the preliminary data presented could represent an improvement over available therapy. FDA recommended we continue enrollment in this SPARTA cohort to increase the precision around the point estimate for ORR and provide geographic diversity for the purpose of accelerated approval NDA package to potentially support a marketing authorization based on the single arm trial results from KUNPENG and SPARTA for this indication. Enrollment of these incremental patients in SPARTA is ongoing and we expect will continue into 2025. With positive data, we could potentially submit an NDA in 2026 to seek accelerated approval of vebreltinib as a second-line treatment for NSCLC patients with c-MET amplification.

For GBM with PTPRZ1-Met fusion, FDA acknowledged PTPRZ1-MET fusion-positive high-grade glioma is a serious illness with an unmet medical need where effective agents that prolong OS in the context of an adequately powered randomized trial could be considered for traditional approval. However, additional epidemiologic information on high grade glioma with PTPRZ1-MET fusion and more detailed information on the Phase 2/3 study completed by Avistone are needed to be provided to FDA to determine if this study, supported by data from SPARTA study, could be sufficient to support a marketing authorization for this indication in the US, or if additional clinical trial data would be required.

We plan to pursue seeking marketing authorizations in the US for NSCLC with Met Exon 14 skipping indication and the NSCLC with c-Met amplification indication with clinical results from the relevant patient subgroup from our APL-101-01 (SPARTA) study and patients from Avistone’s Phase 2 study in NSCLC patients, following pre-NDA meeting with the FDA upon data maturation for each of these two indications. We believe vebreltinib may represent a valuable new treatment option to patients with NSCLC with Met Exon 14 skipping mutation in the U.S, an option differentiated from the ones available today. Furthermore, vebreltinib has the potential to become the first c-Met inhibitor targeting NSCLC with c-Met amplification as there are no approved treatment for this serious condition anywhere in the world, including the US.

We intend to take a similar approach towards seeking regulatory approval for NSCLC with c-Met alterations like Met Exon 14 skipping and c-Met amplification in other jurisdictions such as the EU and ROW countries.

To explore the potential for addressing the issue of treatment resistance to EGFR TKIs, vebreltinib in combination with osimertinib is being studied as part of first line treatment in an ongoing investigator sponsored study (“IST”) in metastatic NSCLC subjects with EGFR mutation at Washington University School of Medicine: “Phase I/II study exploring the safety and efficacy of combining APL-101 (vebreltinib) with frontline osimertinib in subjects with EGFR-mutated metastatic NSCLC.” For evaluation for treatment of acquired resistance to EGFR inhibitor, vebreltinib is also being studied in Cohort C-2 of SPARTA study as an add-on to EGFR inhibitor in NSCLC with EGFR mutation after resistance has been acquired and has c-Met amplification.

GBM with c-Met dysregulation

Glioblastoma multiforme (“GBM”) has a grave prognosis. Patients with recurrent disease typically have short survival of only a few months. The current standard of care treatment for GBM is temozolomide with radiation following tumor resection. GBMs with c-Met dysregulation like PTPRZ1-MET mutation are reported to have worse outcome than those without. There is no approved targeted therapy for treatment of GMB with c-Met dysregulation. New treatments are urgently needed.

In the vebreltinib program, early evidence of brain penetration of vebreltinib came from the response in brain metastases of subjects with NSCLC with Met Exon 14 skipping as well as those from GBM subjects with PTPRZ1-MET fusion or with c-Met amplification in Phase 1 studies. Subjects with brain tumors (inclusive of high grade gliomas and GBM) with PTPRZ1-MET fusion or with c-Met amplification are evaluated in two ongoing clinical trials: global Phase 1/2 study APL-101-01 (SPARTA) being conducted by Apollomics and the Phase 2/3 randomized active-controlled study in secondary GBM with PTPRZ1-MET fusion by our partner, Avistone. Avistone reported a 48% reduction of death in this study and has submitted a supplemental NDA (“sNDA”) for use of vebreltinib in GBM with PTPRZ1-MET fusion and the sNDA has been under priority review since Oct, 2023 by China NMPA.

Safety Profile of Vebreltinib

The safety profile of vebreltinib is supported by a database of over 500 patients dosed with vebreltinib over multiple clinical trials and is consistent with previously reported data for small molecule c-Met inhibitors in the intended patient population. Vebreltinib is well tolerated in this patient population. The incidence of treatment-related TEAEs based on the data from SPARTA-II and KUNPENG that was presented at the NACLC meeting December 2023 was generally similar between two studies; treatment-related TEAEs of grade 3 or higher were reported in 42.2% of patients, with the most common being edema (13.3%) and ALT increase (7.2%).

## Treatment-Related Adverse Events Reported in >10% NSCLC with METex14

| Preferred Term | SPARTA-II (N=33) All Grades n (%) | SPARTA-II (N=33) Grade ≥ 3 n (%) | KUNPENG (N=50) All Grades n (%) | KUNPENG (N=50) Grade ≥ 3 n (%) | Combined (N=83) All Grades n (%) | Combined (N=83) Grade ≥ 3 n (%) |
|---|---|---|---|---|---|---|
| Any Treatment-Related TEAEs | 31 (93.9) | 12 (36.4) | 49 (98.0) | 23 (46.0) | 80 (96.4) | 35 (42.2) |
| Edema | 24 (72.7) | 4 (12.1) | 41 (82.0) | 7 (14.0) | 65 (78.3) | 11 (13.3) |
| Hypoalbuminaemia | 6 (18.2) | 0 | 15 (30.0) | 0 | 21 (25.3) | 0 |
| Alanine aminotransferase increased | 8 (24.2) | 2 (6.1) | 12 (24.0) | 4 (8.0) | 20 (24.1) | 6 (7.2) |
| Anaemia | 3 (9.1) | 0 | 13 (26.0) | 1 (2.0) | 16 (19.3) | 1 (1.2) |
| Blood creatinine increased | 2 (6.1) | 0 | 14 (28.0) | 0 | 16 (19.3) | 0 |
| Electrocardiogram QT prolonged | 0 | 0 | 15 (30.0) | 1 (2.0) | 15 (18.1) | 1 (1.2) |
| Nausea | 8 (24.2) | 0 | 7 (14.0) | 0 | 15 (18.1) | 0 |
| Pruritus | 3 (9.1) | 0 | 11 (22.0) | 0 | 14 (16.9) | 0 |
| Aspartate aminotransferase increased | 6 (18.2) | 2 (6.1) | 7 (14.0) | 3 (6.0) | 13 (15.7) | 5 (6.0) |
| Platelet count decreased | 3 (9.1) | 0 | 8 (16.0) | 2 (4.0) | 11 (13.3) | 2 (2.4) |
| Weight increased | 0 | 0 | 11 (22.0) | 0 | 11 (13.3) | 0 |
| Hypocalcemia | 1 (3.0) | 0 | 9 (18.0) | 0 | 10 (12.0) | 0 |
| Hypoproteinemia | 0 | 0 | 10 (20.0) | 0 | 10 (12.0) | 0 |
| Lipase increased | 1 (3.0) | 1 (3.0) | 9 (18.0) | 2 (4.0) | 10 (12.0) | 3 (3.6) |
| Amylase increased | 4 (12.1) | 0 | 5 (10.0) | 0 | 9 (10.8) | 0 |
| Rash | 4 (12.1) | 0 | 5 (10.0) | 0 | 9 (10.8) | 0 |
| Vomiting | 3 (9.1) | 0 | 6 (12.0) | 0 | 9 (10.8) | 0 |

Note: edema includes edema peripheral, generalized edema, face edema, edema, localized edema, edema genital, eyelid edema, peripheral swelling, scrotal edema, and penile edema.

Market Opportunity and Competition

NSCLC. According to the CIC Report, global (excluding China) incidence of NSCLC was 1.0 million cases in 2019 and is expected to increase to 1.3 million by 2030. In the United States, the incidence of NSCLC was approximately 178,300 cases in 2019 and is expected to reach approximately 221,200 in 2030. In the United States, the incidence of NSCLC with Met Exon 14 skipping mutation was approximately 5,700 cases in 2019 and is expected to reach approximately 7,100 in 2030. The combination therapy of c-Met inhibitors and MEK inhibitors or immune checkpoint inhibitors has the potential to exert synergistic effects in NSCLC patients. In addition, since c-Met amplification accounts for approximately 20% of the acquired resistance to EGFR-TKIs in NSCLC patients with EGFR mutation, c-Met inhibitors have the potential to overcome such resistance in these patients. According to the CIC Report, the global (excluding China) market size of single-targeted c-Met inhibitors for the treatment of NSCLC is expected to grow to $1.5 billion in 2025 and further to $3.1 billion by 2030, representing a compound annual growth rate (“CAGR”) of 14.8% from 2025. In the United States, the market size is projected to grow to $584.3 million in 2025 and further to $1.2 billion in 2030, representing a CAGR of 15.3% from 2025, according to the CIC Report.

Capmatinib, a single-targeted c-Met inhibitor, was originally granted accelerated approval by the FDA in 2020 and has been adopted for the treatment of NSCLC patients with Met Exon 14 skipping mutation in the first-line and subsequent treatments in the United States. The FDA granted traditional approval to capmatinib in August 2022. Another single-targeted c-Met inhibitor, tepotinib, was also granted accelerated approval by the FDA for the treatment of metastatic NSCLC patients with Met Exon 14 skipping mutation in February 2021 followed by traditional approval February 2024. As of the date of this Annual Report, there were a number of clinical trials in which single-targeted and multi-targeted c-Met inhibitors are being used alone or in combination with other drugs for the treatment of NSCLC patients.

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

According to the CIC Report, as of the date of this Annual Report, no c-Met inhibitors had been approved for the treatment of GBM in the United States. There are a number of small molecule c-Met inhibitors in various stages of clinical development for the treatment of GBM as of the date of this Annual Report, according to the CIC Report.

The tables below show our estimates of the total addressable patient market (annual incidence) in the United States for the various potential commercial opportunities for vebreltinib.

Monotherapy Indications	# Patients
Met Exon 14 skipping (3-4% of 1L NSCLC)	6,800
c-Met amplification (1-5% of 2L NSCLC)	5,800
GBM w/ cMet fusion	1,500
c-Met amplification (multiple tumors)	20,000
c-Met fusion (pan tumor)	5,000
HGF+ c-Met gene WT (pan tumor)	15,000

Combination Indications	# Patients
EGFR+, c-Met amp+ (EGFRi+METi) NSCLC acquired resistance	5,800
EGFR+, 1L NSCLC (EGFRi+METi) 40% c-Met over-expressed POC provided by MARIPOSA	11,600
Combo w/ ALK, ROS, KRAS, etc. Other target+, c-Met amp+, NSCLC acquired resistance	2,600

Licenses, Rights and Obligations

Avistone has the exclusive rights to vebreltinib in China, Hong Kong and Macau, and we have the exclusive rights to vebreltinib in the rest of the world. Please refer to “Licensing and Collaboration Arrangements-Sublicense Agreement with Crown Bioscience (Taicang) Related to Vebreltinib” below for further details.

Uproleselan (E-Selectin Antagonist)

In January 2020, we entered into an exclusive collaboration and license agreement with GlycoMimetics (the “GlycoMimetics Agreement”) on the development and commercialization rights of uproleselan in Greater China. This agreement included two clinical stage assets, uproleselan (APL-106 or GMI-1271) and APL-108 (GMI-1687), and a pipeline of novel glycomimetic drugs, all designed to address unmet medical needs resulting from diseases in which carbohydrate biology plays a key role. Uproleselan was evaluated in a Phase 1/2 clinical trial in combination with chemotherapy for treatment for AML, and is being evaluated in a GlycoMimetics-sponsored

Phase 3 U.S./global trial in r/r AML. The NCI is funding & conducting a Phase 2/3 study to evaluate uproleselan in combination with chemotherapy vs. chemotherapy alone for first line treatment of AML in older adults in the United States, with Phase 2 primary efficacy endpoint of EFS and Phase 3 primary efficacy endpoint of overall survival.

Uproleselan is a specific E-Selectin antagonist that mimics the carbohydrate structure and binds to E-Selectin. GlycoMimetics is currently developing uproleselan to be used adjunctively with standard chemotherapy to treat AML and potentially other hematologic cancers outside Greater China. GlycoMimetics has received several designations for uproleselan from regulatory authorities outside Greater China, including (i) orphan drug designations for the treatment of patients with AML granted by the FDA and EMA in May 2015 and May 2017, respectively, (ii) fast track designation for the treatment of adult patients with r/r AML and elderly patients aged 60 years or older with AML granted by the FDA in June 2016, and (iii) breakthrough therapy designation for the treatment of adult patients with r/r AML granted by the FDA in May 2017.

In September 2020, we received IND approval from the NMPA for both Phase 1 and Phase 3 bridging study in r/r AML trials of uproleselan in China. In January 2021, uproleselan was granted breakthrough therapy designation for the treatment of r/r AML by the NMPA. The NMPA’s breakthrough therapy designation is designed to expedite the development and review of the innovative drugs or improved new drugs that are intended for the prevention and treatment of life-threatening illness or illnesses which have a serious impact on quality of life and for which there is no other effective prevention and treatment method or there is adequate evidence to prove that the said innovative drug or improved new drug has obvious clinical advantages over the existing treatment approach. For a product candidate that has received the NMPA’s breakthrough therapy designation, the NMPA will give priority in its review process and provide additional guidance on regulatory development of such product candidate.

We initiated the Phase 1 PK and tolerability study in China in February 2021 and initiated the Phase 3 bridging study in September 2021; both studies are ongoing in leading hematology clinical research centers in China. In December 2023, we completed enrollment of 140 patients with r/r AML in which patients were randomized to uproleselan in combination of chemotherapy (MEC for induction and HiDAC/IDAC+ for consolidation) vs placebo in combination with chemotherapy (MEC for induction and HiDAC/IDAC for consolidation). (MEC=Mitoxantrone, etoposide and cytarabine; HiDAC/IDAC: High-dose or Intermediate-dose cytarabine.)

Mechanism of Action

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

Uproleselan, rationally designed to mimic the conformation of sLea/x, is a small molecule that specifically binds E-Selectin. It is being developed with the goal to mobilize cancer cells into the blood circulation and increase chemotherapy sensitivity, protect from chemotherapy-induced mucositis by preventing recruitment of inflammatory macrophages to damaged intestines, enhance hematopoietic stem cell quiescence, and downregulate cancer survival pathways. In vivo studies of uproleselan in animal models of AML, MM, chronic myelogenous leukemia and acute lymphoblastic leukemia demonstrated that combining uproleselan with chemotherapy significantly reduced tumor burden as compared to chemotherapy alone. In addition, animals treated with uproleselan in combination with chemotherapy had less severe neutropenia and mucositis and lower bone marrow toxicity compared to animals treated with chemotherapy alone, suggesting a potential role of uproleselan in protection against toxicities of chemotherapy.

Mechanism of Action of E-Selectin antagonist

BCR-ABL+ progenitor
HPC
HSC
Endothelial Cells
Blood Vessel
E-Selectin
E-Selectin antagonis t
E-Selectin
E-Selectin
E-Selectin antagonist
CD44
CD44
CD44
Cycling
LSC BCR-ABL+
SCL/TAL1
CD44
LSC BCR-ABL+
LSC BCR-ABL+
Quiescent G0
E-Selectin antagonist reduces endothelial binding
Imatinib
BCR-ABL+ progenitor
Endothelium binding protects LSCs from Imatinib
HSC
BCR-ABL+ progenitor
Nerve cell
HPC
E-Selectin antagonist + Imatinib increases LSC death
Osteoblast
Endosteal niche
Osteoclast
Bone

The rationale for E-selectin inhibition is to improve sensitivity to chemotherapy in multiple hematologic cancers. In many hematologic cancers, E-Selectin plays a critical role in binding cancer cells within vascular niches in the bone marrow, which prevents the cells from entering the circulation where they can be more readily killed by chemotherapy. As supported by studies in animal models, we consider that uproleselan has the potential to possibly improve chemotherapy response rates, duration of remission and, ultimately, survival in patients with hematologic cancers such as AML.

Preclinical study results

Uproleselan data included elsewhere in this Annual Report shows mobilization of AML cancer cells out of the bone marrow in mouse models. In a mouse model of AML, for at least 24 hours after a single injection of uproleselan at 40 mg/kg, leukemic blasts mobilized into the blood. The data also demonstrates improved antitumor activity in combination with chemotherapy in a number of preclinical studies using mouse models of AML. In a mouse model of AML, uproleselan (40 mg/kg twice daily) in combination with standard mouse version of 7+3 induction chemotherapy (cytarabine 100 mg/kg for five days; doxorubicin 1 mg/kg for three days) significantly doubled mouse survival compared to chemotherapy alone. In another study, mice injected with AML cells were treated with uproleselan alone (40 mg/kg IP once daily for 14 days), azacitidine alone (5 mg/ kg IP every three days), or the combination of uproleselan and azacitidine. The activity of azacitidine was significantly enhanced when combined with uproleselan compared to azacitidine alone. Treatment of mice with uproleselan alone or together with 5-azacitidine was well tolerated.

Activity of uproleselan in combination with 5-azacitidine in AML model

% Survival
Percent Survival
100
80
60
40
20
0
10
20
30
40
50
60
70
80
90
100
110
120
Rx
Days post tumor injection
70%
20%

| | Treatment | N | MST (days) | P vs saline | P vs 5-AZC |
|---|---|---|---|---|---|
| | saline | 10 | 69.5 | -- | |
| | GMI-127140 mg/kg IP QDx14 | 10 | 69 | 0.5476 | |
| | 5-Azacytidine 5 mg/kg IP Q3Dx5 | 10 | 88 | 0.0014 | -- |
| | GMI-1271 + 5-AZC | 10 | >104 | <0.0001 | 0.0140 |

Source: GlycoMimetics

Notes:

(1)
GMI-1271 = uproleselan.
(2)
5-AC = 5-azacitidine.

The mechanism of action of uproleselan is not limited to a single tumor type. As shown in the data above, uproleselan also demonstrated in vivo antitumor activity in combination with chemotherapy in mouse models of MM and chronic myelogenous leukemia. For example, in a mouse xenograft model of MM, uproleselan (40 mg/kg IP daily for 21 days) in combination with bortezomib (0.75 mg/kg IP once weekly for 3 weeks) significantly improved survival than bortezomib alone, as illustrated below.

Activity of uproleselan in combination with bortezomib in MM model

Source: Natoni, A. et al., 2017. E-selectin ligands recognized by HECA452 induce drug resistance in myeloma, which is overcome by the E-selectin antagonist, GMI-1271. Leukemia. 31:2642-2651.

Note:

(1)
GMI-1271 = uproleselan.

Protecting against toxicities of chemotherapy. In addition to its anti-tumor effects, uproleselan has shown protection against some of the toxicities of chemotherapy in animal models. In one study, administration of uproleselan at 20 mg/kg twice daily for five days to mice after rounds of chemotherapy enhanced neutrophil recovery and protected mice from weight loss and mucositis, leading to increased mouse survival.

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

Summary of Clinical Trial Data

As of the date of this Annual Report, 16 trials of uproleselan have been initiated. Of these 16 trials, seven have been completed and nine are ongoing. A Phase 1/2 trial of uproleselan in subjects with AML showed that uproleselan is well tolerated when added to mitoxantrone, etoposide, cytarabine (“MEC”) salvage chemotherapy as well as standard induction chemotherapy. Uproleselan, when added to chemotherapy, demonstrated potential improvements in remission rates, which were durable in both r/r AML and newly diagnosed AML subjects, low induction mortality, low rates of mucositis and sepsis, and longer overall survival than historical rates published in respective subject populations. As of October 2021, GlycoMimetics has completed enrollment in the ongoing global Phase 3 study of uproleselan in r/r AML subjects, and is expecting to report topline result in the second quarter of 2024. An ongoing Phase 2/3 study of uproleselan in first line AML in the United States is being funded by the NCI, with enrollment of the Phase 2 portions completed and interim analysis pending. Apollomics is conducting an ongoing Phase 3 bridging study in China. This study completed enrollment in December 2023.

Phase 1 uproleselan studies

GlycoMimetics has evaluated uproleselan in three Phase 1 trials in healthy volunteers at doses ranging from 2 mg/kg to 40 mg/kg, and a number of clinical pharmacology studies. In addition, uproleselan has been evaluated in multiple-dose, Phase 1 trials (one in subjects with MM and one in subjects with DVT).

Apollomics is conducting a Phase 1 study, APL-106-01, in Chinese AML subjects.

Phase 2 uproleselan studies

Uproleselan also has been evaluated in a Phase 1/2 trial in subjects with AML at doses ranging from 5 mg/kg to 20 mg/kg which expanded enrollment at the recommended Phase 2 dose (RP2D) of 10 mg/kg. The purpose of the Phase 1 portion of the trial, in which 19 subjects with r/r AML received a single cycle of uproleselan and chemotherapy, was to determine a RP2D. Dose expansion at the RPD2 (10 mg/kg) was performed in the Phase 2 portion of the trial in which 2 cohorts of subjects were enrolled: subjects with r/r AML (n=54) and subjects over 60 years of age with newly diagnosed AML (n=25). Some subjects in the Phase 2 portion received multiple cycles of uproleselan and chemotherapy. For the r/r AML cohort, at the RP2D, the CR/Cri rate was 41%, median OS was 8.8 months (95% CI 5.7–11.4) and 69% of evaluable subjects (11 out of 16 subjects) achieved measurable residual disease negativity. For the newly diagnosed AML cohort, at the RP2D, the CR/Cri rate was 72%, median OS was 12.6 months (95% CI 9.9–not reached), event free survival was 9.2 months (95% CI 3.0–12.6) and 56% of evaluable subjects (five out of nine subjects) achieved measurable residual disease negativity. In addition, in the r/r AML cohort, >10% E-Selectin ligand expression at baseline was correlated with prolonged survival (p < 0.01) for subjects treated with uproleselan. In subjects not treated with uproleselan, high levels of E-Selectin ligand have been reported to correlate with a worse clinical prognosis. The addition of uproleselan appears to have reversed this trend, and this result may be achieved through the restoration of chemosensitivity. Uproleselan at doses ranging from 5–20 mg/kg was well tolerated with a safety profile similar to background chemotherapy. There was lower than expected rates of severe, debilitating Grade 3–4 mucositis reported (e.g., 3% incidence reported vs. historical 20–25% incidence with MEC alone). The addition of uproleselan was associated with low rates of oral mucositis. The incidence of SAEs in this study is summarized in the table below.

SAE Results from Uproleselan Phase 2 Studies

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

Phase 3 uproleselan studies

GlycoMimetics’ ongoing Phase 3, placebo-controlled trial has completed enrollment of approximately 380 subjects with r/r AML (GMI-1271-301) as of October 2021. Primary efficacy endpoint is overall survival. Topline result is expected in the second quarter of 2024.

NCI is continuing ongoing Phase 2/3 study in newly diagnosed AML (Study NCI 2018 02130; IND 139758), with planned enrollment up to 670. Phase 2 portion of the study (n=267) has been fully enrolled, and interim analysis is pending.

We have fully enrolled Chinese subjects with relapsed/refractory AML (APL-106-02, a randomized, double-blinded, controlled Phase 3 bridging study being conducted in China), n=140, as of December 2023. The primary purpose of the APL-106-02 Study is to compare the OS of subjects received chemotherapy alone with those received uproleselan in combination with chemotherapy, to demonstrate the treatment effect size in this bridging study is at least 50% of the effect size in the global Phase 3 study in r/r AML.

Investigator Sponsored Studies (ISTs)

Investigator sponsored studies of uproleselan include:

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

Licenses, Rights and Obligations

We in-licensed uproleselan from GlycoMimetics for development and commercialization in Greater China. According to the databases of the relevant patent offices, GlycoMimetics is the sole and exclusive owner of the licensed patents and patent applications related to uproleselan.

Our Other Product Candidates

APL-108 (E-Selectin Antagonist)

Pursuant to the GlycoMimetics Agreement, we have been granted the development and commercialization rights for APL-108, also known as GMI-1687, in Greater China. Please see the section of this Annual Report entitled “Collaboration and License Agreement with GlycoMimetics Related to uproleselan and APL-108” for more information.

APL-108 has been observed to have comparable activity as uproleselan, but at an approximately 1,000-fold lower dose, with potential application in multiple inflammatory diseases. GlycoMimetics has completed Phase 1 a study in healthy volunteers and met primary efficacy and safety endpoints with no dose-limiting toxicities or safety signals, and it plans to develop APL-108 (GMI-1687) for the potential treatment of acute vaso-occlusive crisis in sickle cell disease. We intend to work closely with GlycoMimetics to advance the development of APL-108 in China on nondisclosed indications relevant to Chinese patient population. As of the date of this Annual Report, we have not initiated any APL-108 clinical development activities yet.

APL-108 is a potent E-selectin antagonist that inhibits E-selectin binding in vitro and inhibits selectin-mediated effects in vivo. GlycoMimetics has completed a series of in vitro and in vivo pharmacology studies with APL-108 demonstrating a solid rationale for clinical development to treat vasoocclusive crisis that can occur with sickle cell disease (“VOC-SCD”). The affinity constant of the E-selectin antagonist, APL-108, has been determined using surface plasmon resonance with an affinity constant (KD) for E-selectin of 2.34 nM. APL-108 is also bioavailable through a subcutaneous route. GlycoMimetics also evaluated the pharmacokinetics of a single dose of GMI-1687 in fasted male CD-1 mice. After subcutaneous dosing of GMI-1687 at 0.576 mg/kg, maximum blood concentrations (average of 145 ±14.2 ng/mL) were observed between one and two hours post dosing. The average half-life could not be determined. However, the half-life for one mouse was 4.78 hours. The average bioavailability for GMI-1687 was 132 ± 38.0%.

1000
100
10
1
GMI-1687 (ng/mL)
0
4
8
12
16
20
24
Time (hr)

| Parameter | Mean (SD) |
|---|---|
| Cmax (ng/mL) | 145 (14.2) |
| tmax (hr) | 1.7 (0.6) |
| t1/2 (hr) | nd (nd) |
| AUC (hr•ng/mL) | 480 (138) |
| F (%) | 132 (39) |

Cmax – peak drug concentration

Tmax – time to peak drug concentration

T1⁄2 – half-life

AUC – are under the curve

F – relative bioavailability (%)

APL-501 (Anti-PD-1 Antibody)

APL-501 is an investigational, humanized, IgG4 monoclonal antibody that selectively binds to PD-1 on T lymphocytes and other immune cells. APL-501 was internally discovered at Crown Bioscience, the former parent company of Apollomics. After we out-licensed the Chinese rights on APL-501to Genor, Genor has been developing APL-501 (also known as GB226) for the potential treatment of multiple tumor types in China. Genor announced in June 2023 that the Biologics License Application (“BLA”) approval for PTCL in China was not granted by the NMPA. We retain the global rights to APL-501 outside of China. We have completed a Phase 1 study in select advanced or r/r solid tumors in Australia and are currently analyzing the clinical data.

APL-502 (anti-PD-Ll antibody)

APL-502 is a novel IgG1 humanized monoclonal antibody against PD-L1. APL-502 was discovered at Crown Bioscience, the former parent company of Apollomics. The China rights of APL-502 was out-licensed to our partner, Chia Tai-Tianqing Pharmaceutical Holdings Co., Ltd. (“CTTQ”), while we retain the global (ex-China) rights to APL-502. CTTQ is pursuing the development of APL-502, also known as TQB-2450, in China for the potential treatment of multiple cancer types. Ongoing Phase 3 trials include the following tumor types: cholangiocarcinoma, cervical cancer, ovarian cancer, uterine cancer, renal cancer, breast cancer, and lung cancer as monotherapy or in combination treatments. CTTQ NDAs under review by the NMPA for its combination treatment with anlotinib (multi-kinase inhibitor) include the following indications: recurrent or metastatic endometrial cancer and first line NSCLC.

APL-102 (MTKI)

APL-102 is an oral, small molecule MTKi targeting the VEGFR, MAPK pathway via B-RAF and C-RAF, and colony stimulating factor 1 receptor (“CSF1R”). APL-102 may inhibit tumor angiogenesis and tumor cell growth by inhibiting VEGFR pathway and B-RAF/C-RAF/MAPK pathway. In addition, it may also inhibit CSF1R, thereby regulating tumor-related macrophages and promoting the immune response to tumor cells.

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

Clinical Development of APL-102

We received IND approval from the NMPA in November 2020, and subsequently initiated the Phase 1 study of APL-102-01 in subjects with solid tumors in China in 2021. The study is currently ongoing without reaching an MTD at the seventh dose level.

Licenses, Rights and Obligations

We have the global rights for APL-102.

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

APL-122 was studied following oral administration in several ErbB-positive mouse xenograft models including N87 (Her2+), H1975 (EGFR/T790M), GBM12 (EGFR+), GBM39 (EGVRvIII+). Following oral administration, treatment with APL-122 resulted in a statistically significant improvement in outcomes compared to positive and negative controls in both CNS and systemic tumor models. APL-122 was well-tolerated with no gastrointestinal side effects observed at efficacious doses in these models. In rodent studies in vivo, APL-122 exhibited a half-life of 16–20 hours. APL-122 rapidly enters the CNS and penetrates tumor tissue at higher concentrations relative to plasma.

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

Our Preclinical and Discovery-Stage Product Candidates

APL-108 (E-Selectin Antagonist)

In addition to uproleselan, we also in-licensed a next-generation E-Selectin antagonist, APL-108 (also known as GMI-1687), from GlycoMimetics for development and commercialization in Greater China (please refer to “Licensing and Collaboration Arrangements” below for further details). According to the databases of the relevant patent offices, GlycoMimetics is the sole and exclusive owner of the licensed patent applications related to APL-108. APL-108 is an innovative, rationally designed E-Selectin antagonist which is suitable for subcutaneous administration and has been shown to have equivalent activity to uproleselan in preclinical studies, but at an approximately 1,000-fold lower dose. GlycoMimetics has completed Phase 1a study in healthy volunteers, and reached primary and secondary endpoints with no dose-limiting toxicities or safety signals, and we are working with GlycoMimetics to advance the development of APL-108 in indications applicable to patients in our licensed territory.

APL-810 (G17-Targeted ACCI)

APL-810, also known as TYG100, is a novel, rationally designed, ACCI recombinant vaccine that was derived from the S-TIRTM technology platform and targets the gastrin immunogen. The vaccines derived from the S-TIR™ technology platform are composed of a proprietary “generic” module and a proprietary, disease-specific module (i.e., “immunogen”), linked by high-affinity connectors. The generic module ensures specific delivery of the immunogen in a non-toxic manner to those cells that adjust and re-direct the patient’s immune response. Primate study of APL-810 has demonstrated that APL-810, which targets little gastrin (G17), gives minimal injection site reactions and generates strong gastrin-neutralizing responses. In this study, four doses of 27 pg TYG100 were administered to six adult cynomolgus monkeys at days 0, 14, 29 and 83 with bleeds at days 0, 14, 29, 42, 63, 83, 98. All animals responded with detectable antibody at day 14, high titres at day 29, peaking at day 42, to human G17 and gly-G17 with no signs of local or systemic reaction.

We in-licensed APL-810 from TYG and Nuance for development and commercialization in Greater China, Taiwan, and South Africa, and in the United States.

Discovery-Stage Product Candidates

Our drug discovery platforms enable us to continually broaden our product pipeline in oncology. In addition to our clinical-stage and IND-enabled product candidates, we are also developing a number of discovery-stage product candidates, including mono-specific antibodies and bi-specific antibodies. We have generated a number of antibody candidates targeting tumor necrosis factor receptor superfamily and are in the process of selecting those with desired biological activities, which we believe will have synergistic effects in eliminating tumors when used in combination with immune checkpoint inhibitors, such as our APL-501. Further, we are also developing several mono-specific and bi-specific antibodies targeting cancer-associated myeloid and lymphoid cells. These product candidates are all in early discovery-stage and have no available clinical data for proof of concept. APL-801 is a representative program.

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

INTELLECTUAL PROPERTY ASSIGNMENT

Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights related to vebreltinib, APL-501, APL-502 and APL-102. In order to focus on its core business, namely providing preclinical CRO services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, namely Crown Bioscience (Taiwan), and injected it into our Company which was formed to facilitate the spin-off. As a result of a series of transactions described below, we became the owner of certain patent rights related to vebreltinib, APL-501, APL-502 and APL-102.

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

In March 2016, we and Crown Bioscience (Taiwan) entered into a patent assignment agreement which was subsequently amended in December 2018, under which Crown Bioscience (Taiwan) assigned to us the China patent rights related to cyclopropanecarboxamido-substituted aromatic compounds as anti-tumor agents. As a result of the foregoing transactions and the pre-existing exclusive license agreements between Crown Bioscience (Taicang) and certain third parties (please refer to “-Licensing and Collaboration Arrangements” below for further details), we have obtained the development and commercialization rights of (a) vebreltinib outside China, Hong Kong and Macau, (b) APL-501 outside China, (c) APL-502 outside China and (d) APL-102 worldwide. Vebreltinib, APL-501, APL-502 and APL-102 are the key product candidates in our pipeline currently qualified as the Crown Products.

Based on the databases of the relevant patent offices, the ownership of patent rights covering vebreltinib outside China, Hong Kong and Macau, the ownership of patent rights covering APL-501 outside China, the ownership of patent rights covering the molecule of APL-502 outside China, and the ownership of patent rights covering the molecule of APL-102 have been fully transferred to our Company, and there are no circumstances where third party assertions of inventorship may affect our entitlement to these intellectual property rights. With respect to the development of vebreltinib, many of the IND enabling studies and clinical development activities relating to vebreltinib are conducted by us in-house or through our CROs. Crown Bioscience International was involved in the discovery and early preclinical studies of vebreltinib before the relevant patent rights were transferred to us in 2015.

LICENSING AND COLLABORATION ARRANGEMENTS

Below are the summaries of our key licensing and collaboration arrangements with third parties.

Agreements with Crown Bioscience (Taicang) Related to Vebreltinib

Avistone has the exclusive rights to vebreltinib in China, Hong Kong and Macau, while we have the exclusive rights to vebreltinib in the rest of the world (please refer to “-Intellectual Property Assignment” above for further details). With respect to the rights for vebreltinib in China, Hong Kong and Macau, Crown Bioscience (Taicang) and Pearl entered into an exclusive license agreement on November 7, 2012 (the “Pearl Agreement”), pursuant to which Crown Bioscience (Taicang) granted to Pearl an exclusive license under certain intellectual property rights to develop and commercialize vebreltinib in China, Hong Kong and Macau (the “Pearl Territory”), and Pearl granted to Crown Bioscience (Taicang) the right to use the intellectual property related to vebreltinib and generated by or on behalf of Pearl in the Pearl Territory for patent applications, clinical development and commercialization of vebreltinib outside the Pearl Territory. Pursuant to the Pearl Agreement, Pearl shall pay Crown Bioscience (Taicang) royalties, subject to the achievement of certain milestones. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions) or by both parties upon mutual agreement, the Pearl Agreement remains effective until the earlier of (i) the expiration of the patents covering the intellectual property licensed thereunder and (ii) the date on which it is clearly known that the patent applications related to the licensed intellectual property has ultimately been rejected by the relevant governmental authorities or patent office in China. On May 17, 2016, Pearl and Crown Bioscience (Taicang) entered into a patent assignment agreement, pursuant to which Pearl acquired all right, title and interest in a China Patent (No. ZL201210322359.1) titled “highly selective c-Met inhibitors as anticancer agents” by way of an assignment by Crown Bioscience (Taicang).

On July 28, 2016, we (then known as CB Therapeutics, Inc.) entered into a data sublicense agreement with Crown Bioscience (Taicang) (the “Pearl Sublicense Agreement”), under which Crown Bioscience (Taicang) granted to us an exclusive, royalty-free sublicense under certain intellectual property rights and materials made by or on behalf of Pearl for the research, development and commercialization of vebreltinib and the application of patents outside China. We have no obligations to make any payment to Crown Bioscience (Taicang), Pearl or any other third party under the Pearl Sublicense Agreement. The Pearl Sublicense Agreement remains effective with respect to vebreltinib until the expiration or termination of the Pearl Agreement. In the event of termination of the Pearl Agreement, Crown Bioscience (Taicang) will use its best efforts to have Pearl enter into an agreement with us pursuant to which Pearl shall grant us the same right, title and interest as it has granted to Crown Bioscience (Taicang) under the terminated Pearl Agreement, to the extent not already granted to us according to the Pearl Sublicense Agreement. Subject to specified notice period, we may terminate the Pearl Sublicense Agreement by written notice for convenience. Either party may, subject to specified cure periods, terminate the Pearl Sublicense Agreement in the event of the other party’s uncured material breach.

On December 15, 2022, we entered into a collaboration agreement with Pearl (the “Pearl Collaboration Agreement”). Under the Pearl Collaboration Agreement, we have agreed to work collaboratively to further the development, regulatory approval and commercialization of vebreltinib in our respective territories, including the sharing of data regarding vebreltinib and exploration of potential commercial arrangements with one or more third-party major, global pharmaceutical companies. We will take the lead on identifying a partner for the out-licensing of global rights to commercialize vebreltinib for all human uses (including cancer) on commercially reasonable terms, and Pearl will provide us with support in connection with such activities. If we are able to enter into a partnership with a pharma partner outside of China, then Pearl will have a right to share in the revenue from such partnership, ranging from 10-15%, depending on the territory and milestone. The Pearl Collaboration Agreement is in effect for 15 years, unless terminated earlier by either party for material breach or insolvency.

Beijing Pearl has been rebranded as Avistone Pharmaceuticals and Biotechnology Co, Ltd.

Agreements with Crown Bioscience (Taicang) and Genor Related to APL-501

Genor is our APL-501 partner in China.

We have the Ex-China rights for APL-501 (please refer to “Intellectual Property Assignment” above for further details). With respect to the rights for APL-501 in China, Crown Bioscience (Taicang) and Genor entered into an exclusive license agreement on March 28, 2015 (the “Genor Agreement”), pursuant to which Crown Bioscience (Taicang) granted to Genor an exclusive license under certain intellectual property rights to develop and commercialize APL-501 in China, and Genor granted to Crown Bioscience (Taicang) the right to use the intellectual property related to APL-501 and generated by or on behalf of Genor in China for clinical development and commercialization of APL-501 outside China. Pursuant to the Genor Agreement, Genor shall pay Crown Bioscience (Taicang) upfront payment, milestone payments and sales royalties, subject to specified trigger events. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions), the Genor Agreement remains effective until the later of (i) the full performance of rights and obligations of both parties thereto, and (ii) the expiration of the last patent covering the intellectual property licensed thereunder.

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

Agreements with Crown Bioscience (Taicang) and CTTQ Related to APL-502

CTTQ is our APL-502 partner in China.

CTTQ has the rights to APL-502, also known as TQB-2450, in China, while we have the rights to APL-502 in the rest of the world (please refer to “Intellectual Property Assignment” above for further details). With respect to the rights for APL-502 in China, Crown Bioscience (Taicang) and CTTQ entered into a technology development agreement related to a humanized anti-PD-L1 monoclonal antibody (the “CTTQ Technology Agreement”) on October 28, 2014, pursuant to which Crown Bioscience (Taicang) granted to CTTQ an exclusive royalty-bearing license under certain intellectual property rights to develop, manufacture and commercialize an IDD-505 humanized anti-PD-L1 monoclonal antibody (referred to as APL-502 by us) in China (the “CTTQ Territory”) for the treatment and prevention of human diseases (the “CTTQ Products”). CTTQ granted to Crown Bioscience (Taicang) the right to exploit the subsequent development and improvements, generated by or on behalf of CTTQ in the CTTQ Territory, that are made to the CTTQ Products for IND and NDA filings, license grant, clinical development and commercialization of APL-502 outside the CTTQ Territory by Crown Bioscience (Taicang) or its affiliates, subject to certain terms and conditions and payment of specified royalties. Pursuant to the CTTQ Technology Agreement, CTTQ shall pay Crown Bioscience (Taicang) upfront payment, milestone payments and sales royalties, subject to specified trigger events. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions) or by CTTQ if the licensed patents (i) have been or are evidenced to be invalidated or (ii) have infringed or are evidenced to infringe other third party’s rights, the CTTQ Technology Agreement remains effective until the full performance of rights and obligations of both parties thereto.

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

Collaboration and License Agreement with GlycoMimetics Related to Uproleselan and APL-108

GlycoMimetics is our uproleselan and APL-108 partner outside Greater China.

On January 2, 2020, we entered into an exclusive license and collaboration agreement with GlycoMimetics concerning the development and commercialization of uproleselan and APL-108, a follow-on compound to uproleselan (collectively, the “GlycoMimetics Licensed Products”), i.e., the GlycoMimetics Agreement, for all therapeutic and prophylactic uses in humans (the “GlycoMimetics Licensed Field”) in Greater China. GlycoMimetics will retain all rights to the GlycoMimetics Licensed Products in the rest of the world. GlycoMimetics is a Nasdaq listed company (Nasdaq: GLYC), renowned for discovering, developing and commercializing novel, small-molecule glycomimetic product candidates.

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

GlycoMimetics received an upfront cash payment of $9.0 million and will be eligible to receive up to approximately $180.0 million based on the achievement of specified development, regulatory and commercial milestones. With respect to uproleselan, the triggering events of development and regulatory milestone payments are (1) the NMPA’s agreement on either a (i) parallel database study or (ii) separate bridging study, in either case involving less than 100 Chinese subjects in total to support regulatory of a GlycoMimetics Licensed Product in Greater China; (2) regulatory subjects of a GlycoMimetics Licensed Product for acute myeloid leukemia in Greater China; (3) initiation of each pivotal trial for each of the first three indications (excluding acute myeloid leukemia) in Greater China; and (4) regulatory approval of a GlycoMimetics Licensed Product for each of the first three indications (excluding acute myeloid leukemia) in Greater China. With respect to APL-108, the triggering events of development and regulatory milestone payments are (1) initiation of the first clinical trial in Greater China; (2) initiation of the first pivotal trial in Greater China; (3) regulatory approval of a GlycoMimetics Licensed Product for the first indication in Greater China; (4) initiation of each additional pivotal trial for each of the next three additional indications in Greater China; and (5) regulatory approval of a GlycoMimetics Licensed Product for the next three additional indications in Greater China. Each of the foregoing milestone payments shall be payable only one time for uproleselan or APL-108 in a GlycoMimetics Licensed Product for each indication (i.e., a milestone payment shall be payable only one time, if only the formulation changes but the indication is the same). The commercial milestone payments will be triggered by the annual net sales of all GlycoMimetics Licensed Products in Greater China in a calendar year first reaching (1) $200 million; (2) $350 million; and (3) $500 million, respectively. In addition, we will be obligated to pay GlycoMimetics tiered percentage royalties ranging from the high single digits to 15% on annual net sales of each GlycoMimetics Licensed Product in Greater China, subject to certain adjustments in specified circumstances.

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

Agreements with Nuance Group and TYG Related to APL-810

Technology Transfer and Co-Development Agreement between the Company and Nuance Group

On January 25, 2021, we entered into a technology transfer and co-development agreement (the “Nuance Transfer Agreement”) with Nuance Group concerning (i) the assignment of the license and co-development agreement between TYG and Nuance dated October 19, 2018 (the “Underlying TYG License Agreement”) by Nuance to us; and (ii) the transfer of certain assets relating to the Underlying TYG License Agreement by Nuance Group to us.

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

License and Co-Development Agreement between the Company and TYG

Under the Underlying TYG License Agreement, which we assumed in connection with the Nuance Transfer Agreement and later amended and restated, TYG granted us a royalty-bearing license under certain licensed technology, including patents and patent applications covering composition of matter and method of use relating to APL-810 (an antigen-specific, active checkpoint-control cancer vaccine) and know-how related to APL-810, to (i) exclusively (even as to TYG) commercialize APL-810 in the TYG Territory; (ii) non-exclusively develop APL-810 in and outside the TYG Territory; and (iii) non-exclusively manufacture APL-810 in and outside the TYG Territory solely for supply to (a) TYG and its affiliates for commercialization outside the TYG Territory; and (b) us with APL-810 for commercialization in the TYG Territory and development in and outside the TYG Territory. We can terminate the Underlying TYG License Agreement at any time, with or without cause, so long as we provide notice as provided in the Underlying TYG License Agreement; however, termination by us would not impact our obligation to effectuate the royalty payments below. TYG can also terminate the Underlying TYG License Agreement in certain specified circumstances, such as a change of control or in the case of a patent challenge by us, but such termination would not impact the obligation of TYG to effectuate the royalty payments below.

In connection with the achievement of delineated regulatory milestones in the Underlying TYG License Agreement, Apollomics has agreed to make payments to TYG totaling up to $20,000,000 and up to an aggregate of $85,000,000 in connection with delineated commercial milestones. Additionally, with respect to net sales in the United States, Apollomics has agreed to pay TYG fixed amounts on a sliding scale, with such fixed amounts increasing as net sales increase. Apollomics will also pay TYG royalties on net sales in the applicable territories, ranging from 2 to 10%, depending on the territory and net sales. TYG will pay Apollomics a royalty rate in the applicable territories ranging between 1 and 10%, depending on net sales and certain other conditions being met. Each of the parties’ obligations to pay royalties will expire, on a country-by-country basis with respect to each separate product, on the later of the First Commercial Sale (as defined in the Underlying TYG Agreement) of a given product in such country and the time at which there is no longer a Valid Claim (as defined in the Underlying TYG Agreement) of a party’s patent rights that claim or cover the Commercialization (as defined in the Underlying TYG Agreement) of such product.

License Agreement with Edison Related to APL-122

On January 31, 2021, we entered into a license agreement with Edison under which Edison granted us an exclusive, royalty-bearing, non-transferable, sublicensable (subject to certain conditions specified therein) license under certain intellectual property controlled by Edison or its affiliates to develop, manufacture, use, sell, import, export and commercialize APL-122 (the “Edison Licensed Drug Substance”) and any pharmaceutical products containing the same (the “Edison Licensed Products”), (the “Edison Agreement”), for all uses in humans (the “Edison Licensed Field”) outside China, Hong Kong and Taiwan (the “Edison Licensed Territory”).

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

On August 11, 2023, Apollomics entered into an Amendment 1 to License Agreement with Edison Oncology (the “Amendment to Edison Agreement”) to amend the terms of payment for conducting the Phase 1 study in Australia.

Research Master Services Agreement with Caris

Caris is our partner for the c-Met companion diagnostic assay.

On February 21, 2020, we entered into a research master services agreement with Caris concerning the development of a c-Met companion diagnostic assay (the “Caris MSA”). Pursuant to the Caris MSA, we will provide subject samples to Caris and Caris will use commercially reasonable efforts to perform certain services, including preparing an analytically validated assay which may be used to select subjects in clinical trials of vebreltinib in NSCLC and pan-cancer indications, conducting analytical verification and validation studies and a diagnostic clinical trial required for regulatory approval, and seeking product approval and/or registration with global regulatory authorities. Subject to achievement of specified development and regulatory milestones, Caris will be eligible to receive milestone payments of up to $10.2 million. The Caris MSA provides for multiple development or regulatory milestones in phases. In the project initiation phase, milestone triggering events are: (1) resource allocation and validation studies; and (2) investigational device exemption briefing packet submission. In the analysis phase, milestone triggering events are: (1) finalization of study design with the FDA; and (2) pre-market approval data collection, compilation and submission to the FDA. In the planning and product feasibility phase, milestone triggering events are: (1) second pre-sub submission to the FDA; (2) pre-market approval supplement preparation and regulatory evaluation; (3) supplemental pre-market approval submission; and (4) CE mark or in vitro diagnostic regulation registration. In the clinical sample analysis and handling phase, milestone triggering events are: (1) molecular profile screening for subject enrollment; (2) trial management; and (3) kit manufacturing and management. Caris will be eligible to receive additional milestone payments triggered by: (1) shipping of items to clinical kits such as kits or blocks; and (2) document translation. The term of the Caris MSA commenced on February 21, 2020 and shall continue in force for three years therefrom. Subject to the terms of the Caris MSA, either party may terminate the Caris MSA by written notice at any time for convenience or in the event of the other party’s material breach without cure.

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

On November 12, 2019, we entered into a collaboration and license agreement with RevMab (the “RevMab Agreement”), whereby both parties agreed to collaborate to develop and commercialize certain antibodies against CD40 (the “mAb Products”).

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

Business Development

We have a proven track record of collaborating with biopharmaceutical and biotechnology companies across the globe, including GlycoMimetics and Caris, which underscores our credibility with global biopharmaceutical and biotechnology companies and paves the way for long-term collaborations. Recently, we in-licensed from Edison the worldwide rights (excluding China, Hong Kong and Taiwan) of an IND-ready product candidate, namely APL-122, an ErbB1/2/4 inhibitor; and from Nuance and TYG the Greater China, Taiwan, and South Africa rights for a preclinical-stage cancer vaccine candidate, APL-810. In these arrangements, we typically exchange data with our licensors for development and regulatory purposes. We believe these arrangements will speed up the development of our product candidates. In the future, we may enter into additional collaboration and in-licensing opportunities with global industry players.

Competition

Our industry is characterized by rapidly evolving technologies, competition, strong emphasis on intellectual property and proprietary drugs. While we believe that our expertise, scientific knowledge and product candidates developed so far provide us with competitive advantages, we face potential competition from many known and unknown entities, including existing and new biopharmaceutical companies, academic institutions and public and private research institutions. Any product candidates that we successfully develop and commercialize would compete with existing drugs and new drugs that may become available in the future.

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

Companies with approved drugs or late-stage product candidates targeting c-Met include Abbvie, AstraZeneca, EMD Serono, Johnson & Johnson and Novartis. In addition, many other biopharmaceutical companies have earlier-stage programs targeting c-Met. Furthermore, the FDA has approved over 80 drugs for the treatment of NSCLC for varying lines of therapy, and in many cases for the treatment of disease with specific mutations. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer or more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any drugs that we or our partners may develop. Our competitors may also obtain regulatory approvals for their drugs earlier than we do for ours, which could result in our competitors establishing a strong market position before we or our partners are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience and price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition, and the availability of reimbursement from government and other third-party payors.

Manufacturing

Our CMC team works closely with our collaboration partners and CMOs to ensure supply of high quality materials for preclinical and clinical development of our product candidates. With our experienced CMC team and knowledge in CMC of small molecules and biologics, we are able to advance product candidates through the development cycle.

Pursuant to our collaboration and license agreement with GlycoMimetics, we have entered into a clinical supply agreement with GlycoMimetics, under which GlycoMimetics or its third-party partners will supply uproleselan to us to support our clinical trials in Greater China. If and when uproleselan or APL-108 is approved for marketing in Greater China, we plan to continue to procure uproleselan or to procure APL-108 from GlycoMimetics or its third-party partners to support our initial commercialization in Greater China under the supply agreements to be entered into between us and GlycoMimetics, and only thereafter may manufacture uproleselan or APL-108 via our own CMOs under the manufacturing license granted by GlycoMimetics in the GlycoMimetics Agreement.

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

Commercialization Plan

Our current plan is to remain a development company, and plan collaborative partnerships or outlicense the commercial rights of our product candidates with companies with an established commercial team in relevant therapeutic area(s) to maximize the potentials of our compounds. In addition, to ensure continuity and optimization of value, we intend to conduct pre-commercial activities to support the development of our clinical assets as they advance closer to commercialization. Prior to making a written commitment to a commercial partner, we intend to maintain the option of developing internal sales and marketing capabilities to commercialize ourselves in the best interest of the business.

Intellectual Property

Intellectual property rights are important to the success of our business. Our future commercial success depends, in part, on our ability to obtain and maintain patent protection and other intellectual property for commercially important technologies, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating the valid, enforceable intellectual property rights of third parties.

As of the date of this Annual Report, we owned a total of 54 granted or issued patents and 45 pending patent applications, including one pending PCT applications, relating to our product candidates and technologies.

The patent portfolios for vebreltinib and other key product candidates as of the date of this Annual Report are summarized below:

•
Vebreltinib. We owned one issued U.S. patent and six issued patents in other jurisdictions. We also owned four pending U.S. patent applications, three pending Chinese patent application, and sixteen pending patent applications in other jurisdictions. All of the issued patents are expected to expire in 2033, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
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
•
Uproleselan and APL-108. We did not own any issued patent or patent application directed to uproleselan and/or APL-108. We have obtained an exclusive license in Greater China under a group of patents and patent applications related to uproleselan and/or APL-108, including five issued patents, and four pending patent applications.

•
APL-501. We own three issued U.S. patents and twenty-one issued patents in other jurisdictions. We also own four pending patent applications. The issued patents are expected to expire in 2035, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers. We also own four pending PD-1-IL10 fusion protein applications.
•
APL-502. We owned three issued U.S. patents and twelve issued patents in other jurisdictions. We also own seven pending patent applications in other jurisdictions. The issued patents are expected to expire in 2035, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
•
APL-810. We did not own any issued patent or patent application directed to APL-810. We have obtained an exclusive license in Greater China, Taiwan, and South Africa under a group of patents and patent applications related to APL-810, including five issued patents and one pending patent applications.
•
APL-801. We have one patent application pending in the United States.

The following table summarizes the details of the granted patents and the filed patent applications owned by us on vebreltinib, APL-501, APL-502 and APL-102.

Product Candidate	Scope / Type of Patent Protection	Jurisdiction	Status	Patent Expiration
vebreltinib	Highly selective c-Met inhibitors as anticancer agents / Composition of Matter	U.S., Japan, Germany, France, Great Britain, Ireland, Italy	Granted	2033
vebreltinib	Method for treating cancer using combination of c-Met inhibitor and anti-PD-1 antibody / Method of Use	U.S., China, Europe, Japan, Canada	Pending	NA
vebreltinib	Method for treating cancer patients with c-Met point mutation or c-Met fusion gene / Method of Use	U.S., China, Europe, Japan, Canada	Pending	NA
vebreltinib	Novel pharmaceutical formulation for c-Met inhibitor / Composition of Matter	U.S., Europe, Japan, Canada	Pending	NA
vebreltinib	Method for treating cancer patients with over-expression of HGF and c-Met	U.S., China, Europe, Japan, Canada, Australia, Korea, Brazil, Mexico	Pending	NA
APL-501	Anti-PD-1 antibodies / Mix of Composition of Matter and Method of Use	Australia, Brazil, Canada, Germany, Spain, France, United Kingdom, Hong Kong, Ireland, Israel, India, Italy, Japan, Korea, Mexico, New Zealand, South Africa, Switzerland, U.S.	Granted	2035
APL-501	Anti-PD-1 antibodies / Mix of Composition of Matter and Method of Use	Russia, Australia, Singapore	Pending	NA
APL-501	PD-1+IL-10 combo / Method of Use	U.S., Europe, Japan, Canada	Pending	NA
APL-502	Anti-PD-L1 antibodies / Mix of Composition of Matter and Method of Use	Australia, Brazil, Europe, India, Israel, Japan, Korea, Mexico, New Zealand, Russia, U.S., South Africa	Granted	2035
APL-502	Anti-PD-L1 antibodies / Mix of Composition of Matter and Method of Use	Brazil, Canada, Hong Kong, New Zealand, Australia, Mexico, Singapore	Pending	NA
APL-102	Cyclopropanecarboxamido- substitute aromatic compounds as anti-tumor agents / Mix of Composition of Matter and Method of Use	U.S., China, Germany, France, Great Britain, Ireland, Italy, Japan	Granted	2033
APL-102	Cancer treatment using multitargeted kinase inhibitor in combination of tyrosine kinase biomarkers / Method of Use	U.S., China, Europe, Japan, Hong Kong	Pending	NA

The following table summarizes the patents and patent applications licensed to us for our in-licensed product candidates, namely uproleselan, APL-108, APL-122 and APL-810.

Drug Candidate	Scope / Type of Patent Protection	Jurisdiction	Status	Applicant
Uproleselan	E-Selectin antagonist compounds, compositions, and methods of use / Composition of Matter and Method of Use	China, Hong Kong	Granted	GlycoMimetics
Uproleselan	Compounds, compositions and methods using E-Selectin antagonists for mobilization of hematopoietic cells / Composition of Matter and Method of Use	China	Granted	GlycoMimetics
Uproleselan	Methods for treating acute myeloid leukemia and related conditions / Methods of Use	China	Pending	GlycoMimetics
Uproleselan	Combination T-cell check point inhibitor and E-Selectin inhibitor / Combination for use in a method	Hong Kong	Granted	GlycoMimetics
APL-108	Efficient polymer E-Selectin antagonist / Composition of Matter and Method of Use	China	Granted	GlycoMimetics
APL-108	Efficient polymer E-Selectin antagonist / Composition of Matter and Method of Use	China, Hong Kong	Pending	GlycoMimetics
APL-122	Alkyne Substituted Quinazoline Compound as ErbB inhibitor / Composition of Matter and Method of Use	Australia, Brazil, Canada, France, Germany, United Kingdom, Switzerland, Israel, Korea, India, Japan, Mexico, U.S.	Granted	Newgen Therapeutics Inc.
APL-810	Immunoregulatory vaccine / Composition of Matter (Vaccines) and Method of Use	China	Granted	S-Target Therapeutics GMBH
APL-810	Immunoregulatory composition / Composition of Matter and Method of Use	China	Granted	TYG Oncology Ltd
APL-810	Coiled-coil connector / Composition of Matter and Method of Use	China	Granted	OncoQR ML GmbH
APL-810	Coiled-coil connector / Composition of Matter and Method of Use	Hong Kong	Pending	OncoQR ML GmbH

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

In addition, with respect to any issued patents in the United States and European Union, we may be entitled to obtain an extension of the patent’s term from the respective government agencies that review and approve NDAs provided we meet the applicable requirements for obtaining such patent term extensions. For example, in the United States, we may apply for a patent term extension of up to five years as compensation for the patent term lost during clinical trials and the FDA regulatory review process under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The exact duration of the extension depends on the time we spend in clinical trials, as well as getting an NDA approval from the FDA. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Japan is another country where similar patent term extension is currently available, and Japan appears to have harmonized the major components of its patent term extensions with those of the United States and European Union, with the extension not exceeding five years. In China, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the amended Patent Law of the PRC in October 2020, which became effective on June 1, 2021 and provides for patent term adjustment and patent term extension for the first time. Patent term adjustment is available to Chinese invention patents, to compensate unreasonable delays caused by patent office in excess of a patent applicant’s own delays during the patent examination procedures. Patent term extension of up to five years is available to Chinese invention patents claiming new drugs to compensate for the time spent during regulatory process, provided that the total term of the patent after extension cannot exceed 14 years in total commencing on the date of new drug approval. On November 27, 2020, the China National Intellectual Property Administration (“CNIPA”) published the Proposed Amendments to Implementing Rules of the Patent Law of the PRC for public comments, proposing detailed implementation rules for patent term extension and adjustment, including but without limitation, the eligible type of patents, requirements for the application for patent term extension and adjustment, calculation method of the extension, and limitations during the extended patent term. However, those proposed amendments for the drug patent extension system have not yet been finalized or adopted, and therefore the implementation, interpretation and enforcement of laws and regulations regarding the patent extension system remain uncertain.

The protection afforded by a patent varies on a claim-by-claim and country-by-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of any patent term extensions or adjustments, the availability of legal remedies in a particular country and the validity and enforceability of the patent. With respect to vebreltinib, we own patents and patent applications that cover the structure of vebreltinib, the use of vebreltinib for treating and method for treating cancer and the formulation of vebreltinib. For further information, please refer to the table summarizing the details of the issued patents and the filed patent applications owned by us on vebreltinib, APL-501, APL-502 and APL-102 above in this section. We cannot provide any assurance that patents will issue with respect to any of our owned or licensed pending patent applications or any such patent applications that may be filed in the future, nor can we provide any assurance that any of our owned or licensed issued patents or any such patents that may be issued in the future will be commercially useful in protecting our product candidates, uses of our products and methods of manufacturing our products.

We are aware of numerous issued patents and pending patent applications belonging to third parties that exist in fields in which we are developing our product candidates. In particular:

The Structure Patents. A family of third-party issued patents in the United States and Europe claiming genus compounds that may be relevant to the structure of vebreltinib, which we refer to as the Structure Patents (the “Structure Patents”), will expire in December 2026. If we were to commercialize before the expiration of the Structure Patents (as we plan to), the third party may contend that we need to obtain a license before the commercialization of vebreltinib in relevant jurisdictions and to pay license fees (the “Potential Contention”). We had discussions with a licensee of the patent holder of the Structure Patents and/or its affiliates (collectively, the “Patent Holder Group”) on the entry into a sublicensing agreement in connection with vebreltinib in 2020. We subsequently learned from such licensee that it did not have the sublicense right, so no agreement was concluded. We and members of the Patent Holder Group have entered into a confidentiality disclosure agreement (the “CDA”). Subject to the terms of the CDA, we are precluded from disclosing more information about the nature of the transaction to any third party unless required by “a court or administrative subpoena or order.” Despite the foregoing, we cannot assure you that we will be able to obtain the license in time or on commercially acceptable terms, and if we fail to do so, we may need to delay our launch in the relevant markets until the Structure Patents expire in December 2026, or if we plan to commercialize vebreltinib as scheduled, we face the risk that the relevant third party may initiate legal proceedings against us. For example, if vebreltinib is launched in 2024, the remaining time during which the Structure Patents can be maintained in force is only two years, which is rather short compared to the general time period expected for litigation or other proceedings. Considering the limited patent term remaining, the costly and time-consuming litigation or other proceedings, as well as the Patent Holder Group’s potential interest in a business transaction with us, we believe it is unlikely that the Patent Holder Group will bring claims for infringement or even seek injunction against us after we obtain the regulatory approval of vebreltinib in relevant jurisdictions. In the worst case scenario, i.e., we fail to reach an agreement with the Patent Holder Group after we obtain the regulatory approval of vebreltinib but before the expiration of the Structure Patents in December 2026 and a court’s judgment is in favor of the Patent Holder Group, we may need to suspend or delay the commercialization of vebreltinib until the expiration of the Structure Patents in December 2026.

The General Method Patent. A third-party issued patent in the United States claiming the use of a particular c-Met antagonist for treating lung tumors, which we refer to as the General Method Patent (the “General Method Patent”), will expire in 2026 and may cover the use of vebreltinib in certain indications. A term relating to c-Met antagonist in the relevant claims of the General Method Patent may be interpreted as not including c-Met TKIs that bind to the ATP-binding pocket of the c-Met kinase domain but do not interfere with the interaction of c-Met and HGF, and thus would not cover vebreltinib. If such term is broadly interpreted as including those c-Met tyrosine kinase inhibitors, the relevant claims might encompass c-Met tyrosine kinase inhibitors of prior art teachings and thus should be held invalid for lacking novelty or inventiveness in view of prior art. In light of such assessment, we may challenge the patent validity before the court or administrative agency in any relevant jurisdiction and initiate invalidation action if needed. However, there is no assurance that the court or administrative agency would agree with our assessment. In the worst case scenario, i.e., the validity of General Method Patent is upheld and the patent holder succeeds in a court order for infringement and injunction, we may need to delay the commercialization of vebreltinib in the relevant jurisdiction until expiration of the General Method Patent.

The Withdrawn Method Patent Application. A third-party patent application in Europe claiming the use of a c-Met antagonist for treating glioblastoma expressing high level of HGF, which we refer to as the Withdrawn Method Patent Application (the “Withdrawn Method Patent Application”), is currently deemed to be withdrawn. However, the applicant could file a request for re-establishment of the Withdrawn Method Patent Application before September 2021, and if the applicant does so and successfully reestablishes the application, and the patent is subsequently granted based on the current claims, the expiry of such patent will fall in March 2035. To assess whether our intended use of vebreltinib may infringe the claims of the Withdrawn Method Patent Application (if granted), a freedom to operate analysis was conducted. Based on the results of such freedom to operate analysis and the fact that our targeted indications for vebreltinib are certain cancers with c-Met dysregulation, we believe that the indications which vebreltinib will be marketed for will not literally fall within the scope of the claims presently on file, meaning that our action in the intended use of vebreltinib (i.e., therapeutic use in certain cancer patients with c-Met dysregulation) does not involve exactly each and every element recited in the claims of the Withdrawn Method Patent Application. However, it is possible that vebreltinib will be used by doctors to treat cancers other than those that vebreltinib is intended for. If vebreltinib is administered to certain cancer patients who were found to have a genetic alteration covered by a claim of the Withdrawn Method Patent (if granted), there may be a risk that we are considered infringing such patent indirectly by the court in certain jurisdictions, including the United Kingdom. We have been monitoring and will continue to monitor on a monthly basis the prosecution and legal status of the Withdrawn Method Patent Application on the official website of European Patent Office to assess the necessity to communicate with the patent owner.

To our knowledge, there are no claims already pursued by any third party for infringement of any of the Structure Patents or the General Method Patent in relation to the commercialization of other product(s) which is/ are similar to vebreltinib. In relation to the Structure Patents, the General Method Patent and the Withdrawn Method Patent Application, we believe the following:

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
•
With respect to any issued patent in the United States or European Union, the term of which is extended to compensate for the patent term lost during the clinical trials and regulatory review, the rights derived from such patent during the extended period are only limited to the structure of an approved drug, its salts or other forms, and its approved indications. The patent term of a third-party issued patent in a jurisdiction may only be eligible for extension when the relevant drug is approved in such jurisdiction and such extended patent term can be used to block the entry of a generic version of the approved drug. Even if the patent term of any of the Structure Patents, the General Method Patent and the issued patents with respect to the Withdrawn Method Patent Application (if granted) is extended, such extension would not affect our clinical development plan and commercial launch of vebreltinib as vebreltinib is not a generic version of any approved drug and we do not anticipate that vebreltinib will be a generic version of any drug to be approved.
•
The existence of the Structure Patents, the General Method Patent, the Withdrawn Method Patent Application and the key patents of the approved c-Met inhibitors does not have any impact on the validity and enforceability of our issued patents in relation to vebreltinib because of the allowance of claims in our issued patents by the relevant patent offices. Please refer to the section headed “Risk Factors-Risks Related to Our Intellectual Property Rights-If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties or engaging in unfair competition, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our product candidates.” for a description of risks related to the development and commercialization of our product candidates.

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

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Despite any measures taken to protect our data and intellectual property, unauthorized parties may attempt to or successfully gain access to and use information that we regard as proprietary. Please refer to the section entitled “Risk Factors-Risks Related to our Intellectual Property Rights” for a description of risks related to our intellectual property.

We conduct our business under the brand name of “Apollomics.” As of the date of this Annual Report, we had primarily registered 14 trademarks/classes in China, two trademarks/classes in the United States, and 24 trademarks/classes in Hong Kong.

We enter into collaboration agreements and other relationships with pharmaceutical companies and other industry participants to leverage our intellectual property and gain access to the intellectual property of others. Please refer to “-Licensing and Collaboration Arrangements” above for further details.

As of the date of this Annual Report, we were not involved in any proceedings in respect of, and we had not received notice of any claims of infringement of, any intellectual property rights that were threatened or pending, in which we were a claimant or a respondent.

As of the date of this Annual Report, there had been no instance in our R&D activities of product candidates, including vebreltinib, that may give rise to a claim of infringement of intellectual property rights by any third party for injunctive relief or actual damages because the jurisdictions where we are conducting R&D of product candidates exempt R&D activities from obtaining regulatory approvals for patent infringements. Such jurisdictions are Australia, Canada, China, Finland, France, Hungary, Italy, New Zealand, Russia, Singapore, Spain, Taiwan, the United Kingdom, Ukraine and the United States.

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

United States regulation of pharmaceutical product development and approval

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (the “FDC Act”) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Pharmaceutical products-such as small molecule drugs and biological products, or biologics-used for the prevention, treatment, or cure of a disease or condition of a human being are subject to regulation under the FDC Act, with the exception that the section of the FDC Act that governs the approval of drugs via NDAs does not apply to the approval of biologics. In contrast, biologics are approved for marketing under provisions of the Public Health Service Act (the “PHS Act”) via a BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

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

Clinical trials to support NDAs and BLAs for marketing approval are typically conducted in three sequential phases. In Phase 1, the initial introduction of the drug or biologic into healthy volunteers or patients, the product is tested to assess safety, dosage tolerance, metabolism, pharmacokinetics, pharmacological actions, side effects associated with drug exposure, and to obtain early evidence of a treatment effect if possible. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug or biologic for a particular indication, determine optimal dose and regimen, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical effects and confirm efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug or biologic and to provide adequate information for the labeling of the product. In most cases, the FDA requires two adequate and well-controlled Phase three clinical trials to demonstrate the safety and efficacy of the drug or biologic. In rare instances, a single Phase 3 trial may be sufficient, for example, when either (1) the trial is a large, multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (2) the single trial is supported by other confirmatory evidence.

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

The FDA may also refer applications for novel drug and biological products, as well as drug and biological products that present difficult questions of safety or efficacy, to be reviewed by an advisory committee-typically a panel that includes outside clinicians, statisticians and other experts-for review, evaluation, and a recommendation as to whether the NDA or BLA should be approved. The FDA is not bound by the recommendation of an advisory committee, but generally follows such recommendations. Before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug or biological product is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory.

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

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs or biologics intended to treat a rare disease or condition-generally a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing, and making a product available in the United States for such disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the drug or biological product and its potential orphan disease use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process or guarantee eventual approval by the FDA. The first NDA or BLA applicant to receive FDA approval for a particular active moiety to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product in the approved indication. For large molecule drugs, sameness is determined based on the principal molecular structural features of a product.

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

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010 (collectively, the “ACA”) amended the intent element of the federal Anti-Kickback Statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to commit a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Additionally, the ACA amended the federal Anti-Kickback Statute such that a violation of that statute can serve as a basis for liability under the federal civil False Claims Act.

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

Other federal statutes pertaining to healthcare fraud and abuse include the Civil Monetary Penalties Law statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payor knows or should know is likely to influence the beneficiary to order or receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.

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

Analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor. In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Further, certain states require the posting of information relating to clinical trials and their outcomes. Some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, certain states require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Additionally, we may also be subject to state and foreign laws governing the privacy and security of health information in some circumstances, such as the California Consumer Privacy Act (“CCPA”) or Europe’s General Data Protection Regulation, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Healthcare Reform

Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices. On September 9, 2021, the Biden administration published a wide-ranging list of policy proposals, most of which would need to be carried out by Congress, to reduce drug prices and drug payment. The U.S. Department of Health and Human Services (“HHS”) plan includes, among other reform measures, proposals to lower prescription drug prices, including by allowing Medicare to negotiate prices and disincentivizing price increases, and to support market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase price transparency. These initiatives recently culminated in the enactment of the IRA in August 2022, which will, among other things, allow HHS to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although this will only apply to high-expenditure single-source drugs that have been approved for at least seven years (11 years for biologics). The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price beginning in October 2023, penalize drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions will take effect progressively starting in 2023, although they may be subject to legal challenges.

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

The National Health and Family Planning Commission (“NHFPC”) was rebranded as the NHC (the “NHC”) in March 2018. The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC combines the responsibilities of the former NHFPC, the Leading Group Overseeing Medical and Healthcare Reform under the State Council, the China National Working Commission on Aging, partial responsibilities of the Ministry of Industry and Information Technology in relation to tobacco control, and partial responsibilities from the State Administration of Work Safety in relation to occupational safety. The predecessor of NHFPC is the Ministry of Health (“MOH”). Following the establishment of the former SFDA in 2003, the MOH was put in charge of the overall administration of the national health in China, excluding the pharmaceutical industry. The NHC performs a variety of tasks in relation to the health industry such as establishing and overseeing the operation of medical institutions, some of which also serve as clinical trial sites, regulating the licensure of hospitals, and producing professional codes of ethics for public medical personnel. The NHC plays a significant role in drug reimbursement.

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

In October 2020, the SCNPC promulgated the China Biosecurity Law, which became effective on April 15, 2021 (the “China Biosecurity Law”). The China Biosecurity Law reaffirms the regulatory requirements stipulated by the HGR Regulations while potentially increasing the administrative fines significantly in cases in which foreign entities are alleged to have collected, preserved or exported Chinese human genetic resources.

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

Authorization holder system

Under the authorization of the SCNPC in November 2015, the State Council issued the Pilot Plan for the Drug Marketing Authorization Holder Mechanism on May 26, 2016, which provides a detailed pilot plan for the MAH System for drugs in 10 provinces in China. Under the MAH System, domestic drug research and development institutions and individuals in the piloted regions are eligible to be holders of drug marketing authorizations without having to become drug manufacturers. The Pilot Plan was originally set for a three-year period by the SCNPC and would end in November 2018. Effective as of November 5, 2018, the SCNPC decided to extend the pilot program for another year.

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

(1)
Review and approval procedures for break-through therapeutic drugs

In principle, during the drug clinical trials, an applicant may submit the application to the CDE for its drug to be designated as a break-through therapeutic drug if the following general conditions are met:

•
The product candidate must be an innovative new drug or improved new drug;
•
The product candidate must be used for the prevention and treatment of life-threatening illnesses or illnesses which have a serious impact on the quality of life; and
•
There is no other effective prevention or treatment method, or there is adequate evidence proving that the product candidate has obvious clinical advantages over existing treatment methods.
(2)
Review and approval procedures for drug conditional approval application

At the clinical trial stage, an applicant may submit the application to the CDE for its drug to be qualified for conditional approval if the following general conditions are met:

•
The product candidate is for treatment of life-threatening illnesses with no effective treatment method or in dire need in case of a public health emergency; and clinical trial data on drug efficacy is available and the clinical value of the product candidate can be predicated based on such data; or
•
For vaccines urgently needed in major public health crisis or other vaccines that are deemed by the NHC to be urgently needed, they may receive conditional approvals if their assessed benefits outweigh the risks.
(3)
Priority review procedures for drug marketing authorization approval

Upon the submission of the marketing authorization application for a product candidate that has obvious clinical value, an applicant may request that the marketing authorization application be qualified for priority review. Drugs that are qualified for priority review include:

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

In November 2016, the SCNPC promulgated the Cyber Security Law, which became effective in June 2017 (the “Cyber Security Law”). The Cyber Security Law requires network operators to perform certain functions related to cybersecurity protection and strengthen the network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. When collecting and using personal information, in accordance with the Cyber Security Law, network operators shall abide by the “lawful, justifiable and necessary” principles. The network operator shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected.

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

Permits, licenses and requirements for drug manufacturing and commercialization operations

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

Employees and Human Capital Resources

As of December 31, 2023, we had 45 full-time employees. Due to the highly technical requirements of our industry, our workforce comprises many high caliber scientists and experts with experience in the pharmaceutical and biotechnology industries. Most of our workforce is highly educated, with many employees holding advanced degrees. We have also engaged consultants to support our development and financial operations. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

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

Facilities

Our corporate headquarters are located in California, where we lease an office with approximately 5,100 square feet pursuant to a lease agreement that is in effect until February 28, 2029. This facility contains office space, conference rooms and a kitchen. We lease office and lab space in Hangzhou, PRC, comprised of approximately 2,515 square meters pursuant to a lease agreement that expires on April 13, 2027.

In addition, we are leasing approximately 21 square meters of office space in Shanghai, China and the rental agreement will expire January 31, 2025.

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

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings arising in the ordinary course of our business. We are not presently a party to any litigation or legal proceedings that we believe could have a material adverse effect on our business or financial condition. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

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

D.
Property, Plant and Equipment

See “Facilities” above. We do not own any significant physical assets.

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

Company Overview

We are a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs, especially for difficult-to-treat and treatment resistant cancers. Since our founding in 2015, we have built a pipeline of nine product candidates across 11 programs that focus on oncology, of which six product candidates are clinical stage. Our two leading product candidates, vebreltinib (APL-101) and uproleselan (APL-106), have shown promising initial clinical results and are in registration trials.

We were originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. As a result, we became the owner of certain patent and intellectual property rights relating to some of our product candidates. For more information relating to the series of transactions resulting in our acquisition of these patent rights, please see the section of this Annual Report entitled “Intellectual Property Assignment.”

Our primary business is conducted at our U.S. headquarter with our global drug development team located in the San Francisco Bay Area. We also operate in China with our discovery and development team located in Hangzhou. We also have subsidiaries in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab (“Zhejiang Crownmab”) Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively).

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address a range of cancer indications, such as acute myeloid leukemia, lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, monotherapies, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Business Combination

On March 29, 2023, Apollomics consummated the Business Combination with Maxpro pursuant to the Business Combination Agreement. In connection with the closing of the Business Combination, Apollomics became a publicly traded company on Nasdaq.

Key Factors Affecting Apollomics’ Operating Results

We believe that our future performance and success depends to a substantial extent on our product candidate pipeline and the development of our product candidates, each of which is in turn subject to significant risks and challenges, including those discussed in Section 4 and in the section of this Annual Report entitled “Risk Factors.”

We currently have no products approved for commercial sales and have not generated any revenue from product sales. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

Since our inception, we have incurred significant operating losses. For the years ended December 31, 2021, 2022 and 2023, our net loss was $94.8 million, $240.8 million and $172.6 million, respectively and the fair value change of convertible preferred shares was $37.4 million, $189.6 million and $76.4 million, and an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $0, $0 and $45.5 million, respectively, leaving net loss from operations as $57.4 million, $51.2 million and $50.7 million, respectively, which resulted substantially from research and development expenses and administrative expenses.

For the years ended December 31, 2022 and 2023, we had an accumulated deficit of $474.6 million and $647.0 million, respectively. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future if and as we:

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

In January 2024, we implemented significant expense reductions, where we have prioritized the development of vebreltinib and uproleselan, as well as reduced other operating expenses. Based upon our 2024 operating plan, and our balance of cash, cash equivalents, and a federal money market fund of $37.8 million as of December 31, 2023, we estimate that we will have sufficient liquidity to continue as a going concern through at least December 31, 2024. In addition, we will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that management’s attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

Components of Results of Operations

Other Income

Other income primarily consists of interest income and government grants. Interest income is primarily derived from our cash and cash equivalents. Government grants consist of unconditional subsidies received from the Australian and U.S. governments to support our research and development activities carried out by us in Australia and in the United States.

Other Gains and Losses

Other gains and losses primarily consist of foreign exchange gains and losses as a result of foreign exchange rate fluctuation. Our foreign exchange losses amounted to a $(829) thousand loss and a $1.2 million gain for the years ended December 31, 2022 and 2023, respectively.

Fair Value Change of Financial Assets at Fair Value Through Profit or Loss (“FVTPL”)

Fair value change of financial assets at FVTPL consists of non-cash impacts on our profit or loss as a result of the fair value change of our investment in a money market fund in the U.S. which solely holds investments in U.S. treasury bonds. For the years ended December 31, 2022 and 2023, the fair value change of financial assets at fair value through profit or loss was a $323 thousand increase and a $821 thousand increase, respectively

Fair Value Change of Convertible Preferred Shares

Fair value change of convertible preferred shares consists of non-cash impacts on our profit or loss as a result of the fair value change of the liabilities arising from our convertible preferred shares. For the years ended December 31, 2022 and 2023, the fair value change of convertible preferred shares was $189.6 million and $76.4 million, respectively

Research and Development Expenses

Our research and development costs primarily consist of salaries, benefits and share-based compensation for our R&D employees, and expenses for consultants and external contract research and contract manufacturing organizations. From inception through December 31, 2023, we have incurred $162.9 million in research and development expenses. We may increase our research and development expenses in the future.

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

Research and development activities are central to our business. Product candidates in later stages of clinical development will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. There are numerous factors associated with the successful commercialization of any product candidates we may develop in the future, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development program and plans. An internally generated intangible asset arising from development activities (or from the development phase of an internally generated project) is recognized if, and only if, all of the following have been demonstrated:

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

The amount initially recognized for an internally generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

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

Administrative Expenses

Administrative expenses consist primarily of salaries, benefits, and other related costs, including share-based payment expense, for personnel in our executive, legal, human resources, finance, and administrative functions. Administrative expenses also include professional fees for legal, patent, consulting, accounting, tax and audit services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities, technology, and other operating costs. We expect that our administrative expenses will increase in the future to support public company expenses and potentially pre-commercial expenses.

Impairment loss of an intangible asset

Impairment loss of an intangible asset consists of losses as a result of our review of carrying amounts of intangible assets with finite useful lives carried at each reporting period by management. In 2021 we incurred a $3.0 million impairment loss for patent rights because of the failure of the licensor’s vendor to provide drug supplies and we subsequently terminated the license. We have not incurred any impairment losses of intangible assets for the years ended December 31, 2022 and 2023.

Other Expenses

Our other expenses amounted to $4.5 million, $6.6 million and $46.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. In 2021 other expenses primarily include fees incurred by us in relation to certain professional services for our endeavor to list on the mainboard of The Stock Exchange of Hong Kong Limited in a global offering (“Hong Kong Offering”) in February 2021 that ultimately did not occur. In 2022 and 2023 other expenses primarily include professional fees incurred by us in relation to the business combination transaction. In 2023 we also incurred an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $45.5 million.

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

The following table presents Apollomics’ consolidated statements of profit or loss and other comprehensive loss data for the years ended December 31, 2021, 2022 and 2023:

	Years ended December 31,
(Amounts in thousands)	2021	2022	2023
Other income	$1,054	$1,447	$1,217
Other gains and losses	36	(829)	1,191
Fair value change of financial assets at fair value through profit or loss (“FVTPL”)	2	323	821
Fair value change of financial liabilities at FVTPL	—	—	1,597
Fair value change of convertible preferred shares	(37,424)	(189,646)	(76,430)
Research and development expenses	(35,568)	(35,457)	(34,193)
Administrative expenses	(15,291)	(9,947)	(20,641)
Impairment loss of an intangible asset	(3,000)	—	—
Finance costs	(83)	(93)	(150)
Other expense	(4,522)	(6,608)	(46,003)
Loss before taxation	(94,796)	(240,810)	(172,591)
Income tax credit (expenses)	(85)	(1)	(10)
Loss and total comprehensive expenses for the year, attributable to owners of the Company	$(94,797)	$(240,811)	$(172,601)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

Other Income

The following table summarizes the components of our other income for the years ended December 31, 2022 and 2023:

	Years ended December 31,		Change
(In thousands, except percentages)	2022	2023	$	%
Interest income	$431	$753	$322	74.7%
Government grants	1,016	464	(552)	(54.3)%
Total	$1,447	$1,217	$(230)	(15.9)%

Other income was $1.4 million for the year ended December 31, 2022, compared to $1.2 million for the year ended December 31, 2023. The decrease of $(0.2) million, or 15.9%, was mainly from a decrease of $(0.6) million subsidies received from the Australian government specifically for supporting the research and development activities carried out in Australia offset by a $0.3 million increase in interest income in China upon the maturity of two time deposits.

Other Gains and Losses

The following table summarizes the component of our other gains and losses for the year ended December 31, 2022 and 2023:

	Years ended December 31,		Change
	2022	2023	$	%
Exchange loss, net	$(829)	$1,191	$2,020	>100%

Other gains and losses reflects a loss of $(829) thousand for the year ended December 31, 2022, compared to a gain of $1.2 million for the year ended December 31, 2023. The increase of $2.0 million, or >100% , was primarily from the exchange gain of $1.6 million of RMB denominated time deposits with original maturity over three months held by one of our PRC subsidiaries, and the exchange gain of $0.5 million in Australian dollars.

Fair Value Change of Convertible Preferred Shares

The fair value change of convertible preferred shares for the year ended December 31, 2022 was $(189.6) million, compared to $(76.4) million for the year ended December 31, 2023. The decrease of $113.2 million, or 60%, is due to the increase in the fair value of the convertible preferred shares upon the completion of the business combination.

Research and Development Expenses

The following table summarizes the components of our research and development expenses for the years ended December 31, 2022 and 2023:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2022	2023	$	%
APL-101	$16,767	$16,234	$(533)	(3.2)%
APL-102	385	144	(241)	(62.6)%
APL-106	3,014	2,621	(393)	(13.0)%
APL-121	93	—	(93)	(100.0)%
APL-122	717	274	(443)	(61.8)%
APL-501	1,600	1,669	69	4.3%
Discovery & other	975	—	(975)	(100.0)%
R&D Third-Party Service Fees and Contractor Expenses:	$23,551	$20,942	$(2,609)	(11.1)%
R&D Employee Other Compensation and Benefits	9,532	7,376	(2,156)	(22.6)%
R&D Employee Share-Based Compensation	2,374	5,875	3,501	147.5%
Total Research and Development Expenses	$35,457	$34,193	$(1,264)	(3.6)%

Research and development expenses for the year ended December 31, 2022 was $35.5 million, compared to $34.2 million for the year ended December 31, 2023. The decrease of $(1.3) million, or 3.6%, is primarily due to a $(2.6) million decrease in third party service fees as distributed amongst our various products as we prioritized our spending on the most essential products, $(2.2) million decrease in employee other compensation and benefits due to 8 R&D employee resignations replaced by third party consultants, and partially offset by a $3.5 million increase in employee share-based compensation mainly from the fair values of the March 2023 grants.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee share- based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the years ended December 31, 2022 and 2023:

	Years ended December 31,		Change
(Amounts in thousands, except percentages)	2022	2023	$	%
Administrative Employee Other Compensation and Benefits	$5,028	$3,480	$(1,548)	(30.8)%
Administrative Employee Share-Based Compensation	602	6,810	6,208	1,031.3%
Administrative Third-Party Service Fees	1,536	5,389	3,852	250.8%
Operations	524	452	(72)	(13.7)%
Sales and Marketing Expenses	37	77	39	106.6%
Travel Expenses	203	261	58	28.8%
Facilities	415	251	(164)	(39.6)%
Depreciation and amortization	781	694	(87)	(11.2)%
Others	821	3,227	2,406	293.1%
Total	$9,947	$20,641	$10,694	107.5%

Administrative expenses were $9.9 million for the year ended December 31, 2022, compared to $20.6 million for the year ended December 31, 2023. The increase of $10.7 million, or 107.5%, was primarily due to a $6.2 million increase in employee share-based compensation mainly from the fair values of the March 2023 grants at the high IPO share price, a $3.9 million increase in third-party service fees related to the business combination, a $2.4 million increase in other administration expenses mainly related to the business combination, and partially offset by a $(1.5) million decrease in employee other compensation and benefits from the resignation of 3 employees replaced by third party consultants.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

Other Income

The following table summarizes the components of our other income for the years ended December 31, 2021 and 2022:

	Years Ended December 31,
	2021	2022
Interest income	$467	$431
Government grants	587	1,016
Total	$1,054	$1,447

Other income was $1.1 million for the year ended December 31, 2021, compared to $1.4 million for the year ended December 31, 2022. The increase of $0.4 million, or 37.3%, was mainly from an increase of $0.4 million subsidies received from the Australian government specifically for supporting the research and development activities carried out in Australia offset by a $(36) thousand decrease in interest income.

Other Gains and Losses

The following table summarizes the component of our other gains and losses for the year ended December 31, 2021 and 2022:

	Years ended December 31,		Change
	2021	2022	$	%
Exchange loss, net	$36	$(829)	$(865)	>100%

Other gains and losses was a gain of $36 thousand for the year ended December 31, 2021, compared to a loss of $(829) thousand for the year ended December 31, 2022. The increase of $(865) thousand, or >100%, was mainly from the exchange loss of RMB denominated time deposits with original maturity over three months held by one of our PRC subsidiaries.

Fair Value Change of Convertible Preferred Shares

The fair value change of convertible preferred shares for the year ended December 31, 2021 was $(37.4) million, compared to $(189.6) million for the year ended December 31, 2022. The increase of $(152.2) million, or >100%, is primarily due to the increase in the equity value of the Company as the probability of the IPO increased.

Research and Development Expenses

The following table summarizes the components of our research and development expenses for the years ended December 31, 2021 and 2022:

	Years Ended December 31,		Change
(Amounts in thousands, except percentages)	2021	2022	$	%
APL-101	$16,274	$16,767	$493	3.0%
APL-102	689	385	(304)	(44.1)%
APL-106	3,050	3,014	(36)	(1.2)%
APL-121	157	93	(64)	(40.8)%
APL-122 and other	457	717	260	56.9%
APL-501	1,254	1,600	346	27.6%
Discovery & other	1,342	975	(367)	(27.3)%
R&D Third-Party Service Fees and Contractor Expenses:	$23,223	$23,551	$328	1.4%
R&D Employee Other Compensation and Benefits	9,607	9,532	(75)	(0.8)%
R&D Employee Share-Based Compensation	2,738	2,374	(364)	(13.3)%
Total Research and Development Expenses	$35,568	$35,457	$(111)	(0.3)%

Research and development expenses for the year ended December 31, 2021 was $35.6 million, compared to $35.5 million for the year ended December 31, 2022. The decrease of $(0.1) million (or 0.3%) is primarily due to $(364) thousand decrease in share-based compensation, $75 thousand decrease in employee other compensation and benefits, offset by a $328 thousand increase in third party service fees as distributed amongst our various products. Decreased employee share-based compensation was primarily attributable to the forfeiture of share-based compensation of 12 R&D employees who resigned in 2021, offset by the new grants for eight new R&D employees in 2022.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee share- based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the years ended December 31, 2021 and 2022:

	Years Ended December 31,		Change
(Amounts in thousands, except percentages)	2021	2022	$	%
Administrative Employee Compensations and Benefits	$5,695	$5,028	$(667)	(11.7)%
Administrative Employee Share Based Compensation	5,385	602	(4,783)	(88.8)%
Administrative Third-Party Service Fees	1,928	1,536	(392)	(20.3)%
Operations	670	524	(146)	(21.8)%
Sales and Marketing Expenses	64	37	(27)	(42.2)%
Travel Expenses	178	203	25	14.0%
Facilities	375	415	40	10.7%
Depreciation and amortization	689	781	92	13.4%
Others	307	821	514	167.4%
Total	$15,291	$9,947	$(5,344)	(34.9)%

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

B.
Liquidity and Capital Resources

Funding Requirements

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses for the foreseeable future as we advance the clinical development of our programs. For the years ended December 31, 2021, 2022 and 2023, our net loss was $94.8 million, $240.8 million and $172.6 million, respectively and the fair value change of convertible preferred shares was $37.4 million, $189.6 million and $76.4 million, and an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $0, $0 and $45.5 million, respectively, leaving net loss from operations as $57.4 million, $51.2 million and $50.7 million, respectively, which resulted substantially from research and development expenses and administrative expenses. For the years ended December 31, 2022 and 2023, we had an accumulated deficit of $474.6 million and $647.0 million, respectively.

In January 2024, we implemented significant expense reductions, where we have prioritized the development of vebreltinib and uproleselan, as well as reduced other operating expenses. Based upon our 2024 operating plan, and our balance of cash, cash equivalents, and a federal money market fund of $37.8 million as of December 31, 2023, we estimate that we will have sufficient liquidity to continue as a going concern through December 31, 2024. In addition, we will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that our attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

The following table represents our cash and cash equivalents and highly liquid financial assets as of December 31, 2022 and as of December 31, 2023:

	As of December 31,
(Amounts in thousands)	2022	2023
Cash and cash equivalents	$32,675	$32,056
Time deposits with maturity less than twelve months	2,872	—
Time deposits with maturity greater than twelve months	4,307	—
Financial assets at FVTPL	19,067	5,761
Total	$58,922	$37,817

We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies and clinical trials, research and development programs or commercialization efforts. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies and clinical trials. To the extent that we raise additional capital through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors – Risks Related to Our Business.”

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2021, 2022 and 2023:

	Years Ended December 31,
(Amounts in thousands)	2021	2022	2023
Net cash used in operating activities	$(43,312)	$(42,824)	$(43,209)
Net cash (used in) or provided by investing activities	(38,950)	29,053	21,365
Net cash (used in) or provided by financing activities	(1,643)	(294)	21,225
Net change in cash and cash equivalents	$(83,905)	$(14,065)	$(619)

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

Net cash used in operating activities was $(43.2) million for the year ended December 31, 2023, resulting primarily from a net loss of $(172.6) million, adjusted for non-cash charges of $0.7 million in depreciation and amortization including depreciation of operating right-of-use of assets, $0.2 million in loss on disposal of fixed assets, $12.7 million in share-based payments, $76.4 million in negative fair value change of our convertible preferred shares, $45.5 million in IFRS 2 listing expenses, $(0.3) million in unrealized foreign currency loss, $0.1 million in finance costs, and partially offset by $(0.8) million in interest income, $(1.6) million in the fair value change of financial liabilities through FVTPL, and $3.6 million in working capital adjustments.

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

Net cash provided by investing activities was $21.4 million for the year ended December 31, 2023 resulting primarily from the proceeds from disposal of our financial assets held at fair value for $13.3 million, proceeds from redemption of our long term time deposits with original maturity over three months for $4.3 million, proceeds from redemption of our short term time deposits with original maturity over three months for $2.9 million, and interest received on such redemptions for $0.8 million, and proceeds from disposal of plant and equipment for $0.1 million.

Cash Flows From/Used in Financing Activities

Net cash used in financing activities was $1.6 million for the year ended December 31, 2021 resulting primarily from $1.2 million issuance costs paid, the repayment of our lease liabilities for $528 thousand, and $83 thousand interest paid, offset by the proceeds on issuance of our Class A Ordinary Shares upon exercise of share options for $(141) thousand.

Net cash used in financing activities was $294 thousand for the year ended December 31, 2022 resulting primarily from the repayment of lease liabilities for $593 thousand, interest paid of $93 thousand, and offset by the proceeds on issuance of our Class A Ordinary Shares upon exercise of share options for $(392) thousand.

Net cash provided by financing activities was $21.2 million for the year ended December 31, 2023 resulting primarily from the proceeds from the PIPE financing and business combination, net of transaction costs for $20.2 million, the proceeds from our bank loans of $4.2 million, and proceeds from the issuance of our Class A Ordinary Shares upon the exercise of share options, and partially offset by the payment of deferred underwriting fees for $(2.8) million, the repayment of our lease liabilities for $(0.4) million, and interest expense of $(0.1) million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2023, and the effects of such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments due by period
(Amounts in thousands)	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Lease commitments	$425	$158	$216	$50	$—

Lease Commitments

During the year ended December 31, 2021, we entered into new lease agreements for the use of offices, and plant and equipment for 12 months to 60 months (about five years). On the lease commencement, we recognized $0.3 million and $53 thousand of right-of-use asset and lease liabilities, respectively. During the year ended December 31, 2022, we entered into new lease agreements for the use of offices, and plant and equipment for 12 months to 60 months (about five years). On the lease commencement, we recognized $0.5 million and $0.5 million of right-of-use asset and lease liabilities, respectively. During the year ended December 31, 2023 we did not enter into any new lease agreements.

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

We assess the progress of each of the research and development projects and determine whether the criteria are met for capitalization. For all periods presented, all the related development costs are expensed when incurred.

Intellectual Property

Intellectual property rights are important to the success of our business. Our future commercial success depends, in part, on our ability to obtain and maintain patent and other intellectual property and proprietary protections for commercially important technologies, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating the valid, enforceable intellectual property rights of third parties. As of December 31, 2023, we owned a total of 30 granted or issued patents and 49 pending patent applications, including two pending PCT applications, relating to our drug candidates and technologies.

D.
Trend Information

Macroeconomic Factors

Global economic challenges have contributed to rising inflation, significant increases in fuel costs, supply-chain disruptions, and adverse labor market conditions. For example, the war in Ukraine has had a global impact on the supply and price of fuel and has contributed to increased inflation around the world.

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

E.
Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2022 or 2023.

F.
Critical Accounting Estimates

Our operating and financial review and prospects is based on our consolidated financial statements, which have been prepared in accordance with accounting policies that conform with International Financial Reporting Standards as issued by the International Accounting Standards Board. In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Our actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Please refer to notes 4 and 5 to our audited consolidated financial statements included elsewhere in this Annual Report for more details about our material accounting policies and critical judgment and key estimates.

Emerging Growth Company

As defined in Section 102(b)(1) of the JOBS Act (the “JOBS Act”), we are an emerging growth company (“EGC”). As such, we will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the Closing.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of March 28, 2024. The address for each of the directors and executive officers is 989 E. Hillsdale Boulevard, Suite 220, Foster City, CA 94404.

Name	Age	Position(s)
Dr. Sanjeev Redkar	55	President and Director
Dr. Guo-Liang Yu	61	Chairman of the Board of Directors and Chief Executive Officer
Dr. Matthew Plunkett	52	Chief Financial Officer and Principal Financial Officer
Dr. Kin-Hung Peony Yu	61	Chief Medical Officer
Dr. Kenneth C. Carter	64	Director
Dr. Hong-Jung (Moses) Chen	64	Director
Wendy Hayes	54	Director
Glenn S. Vraniak	61	Director
Dr. Jonathan Wang	56	Director

Executive Officers

Dr. Sanjeev Redkar serves as our President and Director. Since January 2016, Dr. Redkar has served as the President of Apollomics, which he co-founded. From September 2011 to January 2016, Dr. Redkar held various roles at Astex Pharmaceuticals, Inc. (Nasdaq: ASTX), including vice president in charge of pharmaceutical development and marketing, senior vice president of pharmaceutical development and marketing and senior vice president of product development. From June 1998 to September 2011, Dr. Redkar held various roles at SuperGen, Inc., including as senior manager of process development, senior director of pharmaceutical development and vice president in charge of manufacturing and preclinical development. Dr. Redkar has served as an External Advisory Board Member at the University of the Pacific, T. J. Longs School of Pharmacy since 2007. Dr. Redkar earned a B.S. in Chemical Engineering from the Indian Institute of Technology, a M.S. in Chemical Engineering from the University of Colorado, Boulder, a Ph.D. in Chemical Engineering from the University of Colorado, Boulder and an MBA from St. Mary’s College of California.

Dr. Guo-Liang Yu serves as our Chairman and Chief Executive Officer. Since January 2016, Dr. Guo-Liang Yu has served as the Chairman and Chief Executive Officer of Apollomics, which he co-founded. From 2013 to 2018, Dr. Guo-Liang Yu served as Executive Chairman at Crown Bioscience Inc. Dr. Guo-Liang Yu has co-founded several startup companies in biotech and healthcare, including Epitomics Inc. and Immune-Onc Therapeutics, Inc. in Palo Alto, California. Dr. Guo-Liang Yu is the founding president of the Chinese Biopharmaceutical Association USA and Chairman of the Bayhelix Group. Dr. Yu earned a B.S. in Biochemistry from Fudan University, a Ph.D. in Molecular Biology from University of California, Berkeley and was a Post- Doctoral Fellow at Harvard Medical School.

Dr. Matthew Plunkett serves as our Chief Financial Officer and Principal Financial Officer. Since March 2024, Dr. Plunkett has served as the Chief Financial Officer of Apollomics. Prior to joining Apollomics, he was Chief Financial Officer at Aeovian Pharmaceuticals from March 2022 to February 2024. From January 2021 to September 2021, he served as Chief Financial Officer at Imago Biosciences (Nasdaq: IMGO). Dr. Plunkett served as Chief Financial Officer of Nkarta Therapeutics (Nasdaq: NKTX), from September 2019 until October 2020 and as Senior Vice President and Chief Financial Officer from November 2018 to September 2019. Previously, Dr. Plunkett served as Chief Financial and Business Officer of Medeor Therapeutics from September 2017 and November 2018. Prior to that, he served as Chief Business Officer of CTI BioPharma (Nasdaq: CTIC), a publicly traded biopharmaceutical company, from December 2015 to August 2017 and as Executive Vice President Corporate Development from September 2012 until December 2015. From November 2011 to August 2012, he served as the Chief Financial Officer of the California Institute for Regenerative Medicine. Dr. Plunkett served as the Vice President and Chief Financial Officer of iPierian, Inc. from July 2009 to April 2011. From December 2000 to July 2009, Dr. Plunkett held positions at Oppenheimer & Co. Inc. and its U.S. predecessor, CIBC World Markets Corp., including as Managing Director and Head of West Coast Biotechnology. Dr. Plunkett holds a B.S. in Chemistry from Harvey Mudd College and a Ph.D. in Chemistry from University of California, Berkeley.

Dr. Kin-Hung Peony Yu serves as our Chief Medical Officer. Dr. Yu has served as the Chief Medical Officer of Apollomics since March 2021. From 2008 to 2021, Dr. Yu served in various roles at FibroGen, Inc. (Nasdaq: FGEN), including as Chief Medical Officer and Senior Vice President from April 2016 to December 2020. From 2006 to 2008, Dr. Yu served as Vice President of Clinical Development for Anesiva (Nasdaq: ANSV) and served as the Director, Clinical Development of ALZA Corporation from 2004 to 2006. Since January 2021, Dr. Yu has served on the board of directors of STAAR Surgical (Nasdaq: STAA). Dr. Yu earned an M.D. from the University of California, Davis School of Medicine.

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

Dr. Hong-Jung (Moses) Chen serves as a member of our board of directors. Dr. Chen has been Managing Director of Maxpro Ventures LTD since May 2018, which is an investment firm focused on breakthrough biomedical technology companies, and served as Chairman of the Board of Directors and Chief Executive Officer of Maxpro. Dr. Chen is also an ad hoc reviewer of Stem Cells Translational Medicine, and has served as director of Uneuron Biomedical Co. Ltd. since March 2023, and has been a supervisor of ReVasgen Inc. since October 2014. Previously, from October 2014 to January 2017, Dr. Chen worked as Vice President and Acting Chief Operating Officer for SyneuRx International Corp. in Taiwan, where he was responsible for supervising the company’s daily operation and personally interacting with VC representatives and private investors. Dr. Chen has more than 20 years of experience in formulating and implementing basic research and preclinical development strategies for small molecules, biologics and cell therapy and is also experienced in advancing drug candidates from discovery to nomination for IND and development. Dr. Chen received his Ph.D. in Microbiology and Molecular Genetics from Rutgers, The State University of New Jersey and The University of Medicine and Dentistry of New Jersey. He completed his postdoctoral training in neuroscience at California Institute of Technology.

Wendy Hayes serves as a member of our board of directors. Ms. Hayes serves on the boards of directors of multiple public companies, including SharkNinja, Inc. (NYSE: SN) since July 2023, SciClone Pharmaceuticals (Holdings) Ltd (HK: 6600) since March 2021, iHuman Inc. (NYSE: IH) since October 2020, Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020 and Tuanche Limited (NASDAQ: TC) since November 2018. Ms. Hayes previously served on the board of TuSimple (Nasdaq: TSP) from December 2022 to December 2023, and Gracell Biotechnologies Inc. (NASDAQ: GRCL) from January 2021 to February 2023. From May 2013 to September 2018, Ms. Hayes served as the Inspections Leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes is a certified public accountant in the United States (California) and in China. Ms. Hayes received her bachelor’s degree in international finance from the University of International Business and Economics in Beijing and received an MBA from Cheung Kong Graduate School of Business in Shanghai.

Glenn S. Vraniak serves as a member of our board of directors. Since May 2022, Mr. Vraniak has served as the Chief Financial Officer of Inversago Pharma Inc. From November 2021 to April 2022, Mr. Vraniak served as Chief Financial Officer of the autonomous automotive technology division of Valeo, a Paris-based public company focused on the automotive sector. From October 2019 to October 2021, Mr. Vraniak served as Chief Financial Officer of Evaxion Biotech A/S (Nasdaq: EVAX), where he led the company through an initial public offering. From August 2016 to April 2019, Mr. Vraniak served as Chief Financial Officer of electroCore, Inc. (Nasdaq: ECOR), where he led the company through an initial public offering. Mr. Vraniak earned an electrical engineering technology degree and a managerial MBA from the Rutgers University Center for Management Development.

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

B.
Compensation of Directors and Executive Officers

Apollomics’ Compensation of Officers and Directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2023 was $13,552,147.

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

As of December 31, 2022, we had reserved 337,225,866 of our Class A Ordinary Shares for issuance under the 2016 Plan, which may be issued in the form of share options, share appreciation rights, restricted share unit awards, or other share-based awards pursuant to the terms of the 2016 Plan. As of December 31, 2022, there were outstanding options to purchase 135,979,705 of our Class A Ordinary Shares with a weighted average exercise price of $0.21, 67,667,737 of which were vested and exercisable, and 6,930,235 outstanding unvested restricted shares. Unissued shares subject to awards that expire or are cancelled, underlying shares reacquired by us, and underlying shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under the 2016 Plan; however, they will not again become available for issuance under the 2023 Incentive Plan.

2023 Share Incentive Plan

We use equity-based awards to provide our employees with an incentive for remaining in our service and aligning their interests with those of our equity holders. In connection with the Business Combination, the Apollomics Board adopted the 2023 Incentive Award Plan (as amended from time to time), which is referred to in this Annual Report as the “2023 Incentive Plan” and became effective as of the Closing. The 2023 Incentive Plan allows us to make equity and equity-based incentive awards to officers, employees, non-employee directors and our consultants and affiliates. Our Board anticipates that providing such persons with a direct stake in us will assure a closer alignment of the interests of such individuals with our interests and the interests of our shareholders, thereby stimulating their efforts on our behalf and strengthening their desire to remain with us and our affiliates.

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

Number of Shares Authorized. We initially reserved for the issuance of awards under the 2023 Incentive Plan the number of Class A Ordinary Shares equal to 10% of all outstanding Class A Ordinary Shares following the closing of the Business Combination. The number of shares reserved for issuance under the 2023 Incentive Plan will increase automatically on January 1 of each year from 2024 through 2033 by the number of shares equal to the lesser of (i) 3% of the total number of outstanding shares (rounded down to the nearest whole share) of Class A Ordinary Shares as of the immediately preceding December 31, or (ii) a number as may be determined by our Board. Notwithstanding anything to the contrary in the 2023 Incentive Plan, no more than the number of shares of Class A Ordinary Shares initially reserved under the 2023 Incentive Plan may be issued pursuant to the exercise of incentive share options (“ISOs”) under the 2023 Incentive Plan.

Class A Ordinary Shares underlying awards under the 2023 Incentive Plan that are forfeited, canceled, expire unexercised or are settled in cash will be available again for new awards under the 2023 Incentive Plan. If there is any change in Apollomics’ corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of Class A Ordinary Shares reserved for issuance under the 2023 Incentive Plan, the number of Class A Ordinary Shares covered by awards then outstanding under the 2023 Incentive Plan, the limitations on awards under the 2023 Incentive Plan, the exercise price of outstanding options and such other equitable substitutions or adjustments as it may determine appropriate.

The 2023 Incentive Plan has a 10-year term and expires on March 29, 2033, and no further awards may be granted under the 2023 Incentive Plan after that date.

Awards Available for Grant. The compensation committee may grant awards of nonqualified share options, ISOs, share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), other share-based awards, other cash-based awards, dividend equivalents, and/or performance compensation awards or any combination of the foregoing.

Share Options and Share Appreciation Rights. Share options provide for the purchase of Class A Ordinary Shares in the future at an exercise price set on the grant date. ISOs, in contrast to nonqualified share options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount in cash or shares equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a share option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a share option or SAR may not be longer than 10 years from grant (or five years in the case of ISOs granted to certain significant shareholders).

Restricted Shares. Restricted shares are an award of nontransferable Class A Ordinary Shares that are subject to certain vesting conditions and other restrictions.

RSUs. RSUs are contractual promises to deliver Class A Ordinary Shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of Class A Ordinary Shares prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The compensation committee may provide that the delivery of the shares underlying RSUs will be deferred if such delivery would result in a violation of applicable law. The terms and conditions applicable to RSUs will be determined by the compensation committee, subject to the conditions and limitations contained in the 2023 Incentive Plan.

Other Share or Cash-Based Awards. Other share or cash based awards are awards of cash, fully vested Class A Ordinary Shares and other awards valued wholly or partially by referring to, or otherwise based on, Class A Ordinary Shares. Other share or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards or as standalone payments.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on Class A Ordinary Shares and may be granted alone or in tandem with awards other than share options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the Committee; however, dividend equivalents will not be payable unless and until the underlying award becomes payable and will be subject to forfeiture to the same extent as the underlying award.

Performance Awards. Performance awards granted pursuant to the 2023 Incentive Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in Class A Ordinary Shares, that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against Apollomics or its affiliates. The compensation committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment and Termination; Repricing. In general, our Board may amend, alter, suspend, discontinue or terminate the 2023 Incentive Plan at any time. However, shareholder approval to amend the 2023 Incentive Plan may be necessary if applicable law or the 2023 Incentive Plan so requires. No amendment, alteration, suspension, discontinuance or termination will materially and adversely impair the rights of any participant or recipient of any award without the consent of the participant or recipient. Shareholder approval will not be required for any amendment that reduces the exercise price of any share option or SAR, or cancels any share option or SAR that has an exercise price that is greater than the then-current fair market value of Class A Ordinary Shares in exchange for cash, other awards or share options or SARs with an exercise price per share that is less than the exercise price per share of the original share options or SARs.

Adjustments; Corporate Transactions. In the event of certain capitalization events or corporate transactions (as set forth in the 2023 Incentive Plan), including the consummation of a merger or consolidation of us with another corporation, the compensation committee may adjust the number of Class A Ordinary Shares or other securities of Apollomics (or number and kind of other securities or other property) subject to an award, the exercise or strike price of an award, or any applicable performance measure, and may provide for the substitution or assumption of outstanding awards in a manner that substantially preserves the terms of such awards, the acceleration of the exercisability or lapse of restrictions applicable to outstanding awards and the cancellation of outstanding awards in exchange for the consideration received by shareholders of Apollomics in connection with such transaction.

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

An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have determined that Dr. Kenneth C. Carter, Dr. Hong-Jung (Moses) Chen, Wendy Hayes and Glenn S. Vraniak are “independent directors” as defined in the Nasdaq listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The board of directors have the following standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

Our audit committee consists of Dr. Kenneth C. Carter, Wendy Hayes and Glenn S. Vraniak, with Glenn S. Vraniak serving as the chair. Each of the members of our audit committee meets the independence standards under Rule 10A-3 under the Exchange Act and under Nasdaq corporate governance standards. In general and notwithstanding the foregoing, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to foreign private issuers. The Board has determined that Glenn S. Vraniak qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Cayman Islands Companies Act, SEC rules and Nasdaq corporate governance rules. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Dr. Kenneth C. Carter, Dr. Hong-Jung (Moses) Chen and Wendy Hayes, with Dr. Kenneth C. Carter serving as the chair. Each of the members of our compensation committee meets the independence standards under Nasdaq corporate governance standards. In general and notwithstanding the foregoing, because we are a foreign private issuer, our compensation committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of two members and to affirmatively determine that at least two members are “independent.” Our compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our board of directors adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the Cayman Islands Companies Act, SEC rules and Nasdaq corporate governance rules. The compensation committee is responsible for, among other things:

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

D.
Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2023, we had 45 full-time employees.

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

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2023 by:

•
each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•
each of our directors and executive officers individually; and
•
all of our executive officers and directors as a group.

The beneficial ownership of Class A Ordinary Shares is determined in accordance with the SEC rules and generally includes any Class A Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 28, 2024, and restricted share units that shall vest within 60 days of March 28, 2024, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Apollomics Class A Ordinary Shares beneficially owned is computed on the basis of 89,495,790 Apollomics Class A Ordinary Shares outstanding on March 28, 2024.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Class A Ordinary Shares. Unless otherwise noted below, each executive officer and director’s address is 989 E. Hillsdale Blvd., Suite 220 Foster City, CA 94404.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2022 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

5% Holders:	Number of Apollomics Class A Ordinary Shares Beneficially Owned	Percentage of Total Voting Power
OrbiMed Advisors LLC(1)(2)	8,582,858	9.58%
Alpha Intelligence Enterprises Limited(1)	7,750,530	8.66%
Shanghai Chongmao Investment Center LP(1)	7,397,212	8.27%
Name and Address of Beneficial Owners Executive Officers and Directors
Dr. Guo-Liang Yu(4)	8,683,038	9.33%
Dr. Sanjeev Redkar(5)	7,220,843	7.77%
Dr. Kin-Hung Peony Yu(6)	1,749,223	1.92%
Dr. Matthew Plunkett	—	—
Dr. Kenneth C. Carter(7)	13,862	*
Dr. Hong-Jung (Moses) Chen(2)(3)(7)	6,390,162	7.14%
Wendy Hayes(7)	13,862	*
Glenn S. Vraniak(7)	13,862	*
Dr. Jonathan Wang(8)	336,418	*
All Executive Officers and Directors as a Group	24,421,270	24.78%

* < 1%

(1)
8,582,857 Apollomics Ordinary Shares, consisting of (i) 595,146 Apollomics Class A Ordinary Shares; and (ii) 7,937,712 Apollomics Class B Ordinary Shares (consisting of (i) 7,937,712 Apollomics Class B Ordinary Shares issued as part of the consideration issued to existing Apollomics shareholders as part of the Business Combination); (iii) 35,840 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of the date of this Annual Report; and (iv) 14,160 Class A Ordinary Shares issuable upon exercise of Penny Warrants are held of record by OrbiMed Asia Partners II, LP (“OAP2”). OrbiMed Advisors LLC (“OrbiMed Advisors”) is the advisory company to the OAP2. OrbiMed Advisors may be deemed to have voting power and investment power over the securities held by the OAP2 and, as a result, may be deemed to have beneficial ownership over such securities. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the securities held by the OAP2, except to the extent of their pecuniary interest therein.
(2)
Includes 619,400 Apollomics Class A Ordinary Shares consisting of (i) 464,150 Apollomics Class A Ordinary Shares underlying the Private Warrants and (ii) 155,250 Apollomics Class A Ordinary Shares underlying the Warrants underlying the units issued to the securityholder pursuant to a convertible promissory note. MP One Investment LLC, Maxpro’s sponsor, (the “Sponsor”) is the record holder of the securities reported herein. MP One Investment LLC is controlled by Chen, Hong – Jung (Moses), Maxpro’s Chairman and Chief Executive Officer, and Song, Yung-Fong (Ron), Maxpro’s Chief Strategy Officer. By virtue of this relationship, Chen, Hong – Jung (Moses) and Song, Yung-Fong (Ron) may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Chen, Hong – Jung (Moses) and Song, Yung-Fong (Ron) each disclaims any such beneficial ownership except to the extent of his pecuniary interest.
(3)
Includes 2,625,000 Apollomics Class A Ordinary Shares issuable upon conversion of 2,100,000 Apollomics Series A Preferred Shares issued to Maxpro Investment Co., Ltd. in the PIPE. Maxpro Investment Co., Ltd. is controlled by Chen, Hong – Jung (Moses), Maxpro’s Chief Executive Officer and Chairman, and Chen, Yi – Kuei (Alex), a member of the Maxpro Board. By virtue of this relationship, Chen, Hong – Jung (Moses) and Chen, Yi – Kuei (Alex) may be deemed to share beneficial ownership of the securities held of record by Maxpro Investment Co., Ltd. Chen, Hong – Jung (Moses) and Chen, Yi – Kuei (Alex) each disclaims any such beneficial ownership except to the extent of his pecuniary interest.
(4)
Includes 2,967,375 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of the date of this Annual Report.
(5)
Includes 2,830,643 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of the date of this Annual Report.
(6)
Includes 1,480,165 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of the date of this Annual Report.
(7)
Includes 13,862 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of the date of this Annual Report.
(8)
Includes 336,418 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of the date of this Annual Report.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. The major shareholders listed above do not have voting rights with respect to their Class A Ordinary Shares that are different from the voting rights of other holders of our Class A Ordinary Shares.

B.
Related Party Transactions

The following is a description of our related party transactions since January 1, 2023.

Agreements with directors and officers

Options and restricted share units. Since our inception, we have granted options to purchase our Class A Ordinary Shares to our executive officers. We describe our option plans under Item 6. “Directors, Senior Management and Employees.”

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

Dividend Policy

We have never declared or paid any dividends on our Class A Ordinary Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

B.
Significant Changes

None.

Item 9. The Offer and Listing

A.
Offer and Listing Details

Our Class A Ordinary Shares and Warrants commenced trading on the Nasdaq Capital Market on March 30, 2023 under the trading symbols “APLM” and “APLMW,” respectively. Prior to this, no public market existed for our Class A Ordinary Shares or Warrants.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our Class A Ordinary Shares and Warrants commenced trading on the Nasdaq Capital Market on March 30, 2023 under the trading symbols “APLM” and “APLMW,” respectively. Prior to this, no public market existed for our Class A Ordinary Shares or Warrants.

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
•
Development and License Agreement by and between Edison Oncology Holding Corp. and Apollomics Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 21, 2023), as amended by Amendment 1 to License Agreement dated August 11, 2023. See Item 4. “Company Overview” for more information about this agreement.
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
•
Second Amendment to Office Lease between Apollomics and Hudson Metro Center LLC (see Exhibit 4.11 in this Annual Report). See Item 3. “Key Information-Facilities” for more information about this agreement.
D.
Exchange Controls

There are currently no currency control restrictions on remittances of dividends on our Class A Ordinary Shares, proceeds from the sale of the Class A Ordinary Shares or interest or other payments to non-resident shareholders.

E.
Taxation

Taxation and government programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Class A Ordinary Shares and Warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

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

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares and Warrants (other than the Penny Warrants). This discussion applies only to U.S. Holders that hold the Class A Ordinary Shares and Warrants, as the case may be, as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of our Class A Ordinary Shares and Warrants. The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and U.S. state, local and non-U.S. tax laws are not discussed.

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
•
S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
•
U.S. Holders having a functional currency other than the U.S. dollar;
•
persons who hold or received Class A Ordinary Shares or Warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and
•
tax-qualified retirement plans.

If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our Class A Ordinary Shares and/or Warrants, the tax treatment of a partner, member or other beneficial owner of such partnership or pass-through entity will depend on the status of such partner, member, or other beneficial owner, the activities of the partnership and certain determinations made at the owner level. Accordingly, partnerships and other pass-through entities and the partners, members, and other beneficial owners of such partnerships and other pass-through entities should consult their tax advisors regarding the U.S. federal income tax consequences to them of the ownership and disposition of our securities.

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

The U.S. federal income tax consequences to a U.S. Holder (as defined below) of owning and disposing of Penny Warrants will depend on the treatment of such Penny Warrants for U.S. federal income tax purposes. Holders of Penny Warrants are urged to consult their own tax advisors regarding the tax consequences to them of an investment in Penny Warrants (including the U.S. federal income tax classification of such Penny Warrants). References to Warrants in the balance of this discussion in all cases exclude the Penny Warrants.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares or Warrants, as the case may be, who or that is, for U.S. federal income tax purposes:

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

Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below under the heading “Passive Foreign Investment Company Rules,” the gross amount of distributions, i.e., before reduction for withholding taxes, if any, (other than certain distributions of our shares or rights to acquire our shares) on our Class A Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends generally will be includable in a U.S. Holder’s income in the year actually or constructively received by such U.S. Holder. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Ordinary Shares and will be treated as described below under the heading “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Class A Ordinary Shares and Warrants.”

Amounts treated as dividends that we pay to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if our Class A Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, and, in each case, we are not treated as a PFIC with respect to such U.S. Holder in the taxable year in which the dividend was paid or in the preceding year and provided certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Class A Ordinary Shares.

Any amount treated as dividend income generally will be treated as foreign-source dividend income and generally will constitute “passive” category income for computing the foreign tax credit allowable to a U.S. Holder for U.S. federal income tax purposes.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Class A Ordinary Shares and Warrants

Subject to the PFIC rules discussed below under the heading “Passive Foreign Investment Company Rules,” upon any sale, taxable exchange or other taxable disposition of our Class A Ordinary Shares or Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the amount realized (i.e., sum of the amount of cash and the fair market value of any other property received in such sale, taxable exchange or other taxable disposition, in each case before reduction for withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss. U.S. Holders who acquired Class A Ordinary Shares pursuant to the exercise of warrants are urged to consult their own tax advisors regarding their tax bases and holding periods in such Class A Ordinary Shares. However, for U.S. Holders who acquired Class A Ordinary Shares pursuant to the exercise of warrants that are treated as such for U.S. federal income tax purposes, the impact of such exercise on a U.S. Holder’s holding period or tax basis of such Class A Ordinary Shares would generally be consistent with the discussion under “Exercise, Lapse or Redemption of a Warrant” below.

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

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Rules,” a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in Class A Ordinary Shares received would equal the holder’s basis in the warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the Class A Ordinary Shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the warrants; in either case, the holding period would not include the period during which the U.S. Holder held the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants equal to the number of Class A Ordinary Shares having a value equal to the exercise price for the total number of warrants to be exercised. In such case, subject to the PFIC rules discussed below under “Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the warrants deemed surrendered in an amount equal to the difference between the fair market value of the Class A Ordinary Shares that would have been received in a regular exercise of the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Class A Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the warrants deemed exercised and the aggregate exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the warrants; in either case, the holding period would not include the period during which the U.S. Holder held the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurances which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of warrants.

Subject to the PFIC rules described below under “Passive Foreign Investment Company Rules,” if we redeem our warrants for cash pursuant to the redemption provisions in the warrant agreement or if we purchase our warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Class A Ordinary Shares and Warrants.”

Possible Constructive Distributions

The terms of each warrant provide for an adjustment of Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our earnings and profits (e.g., through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property to the holders of the Class A Ordinary Shares which is taxable to the U.S. Holders of such Class A Ordinary Shares as described under “Dividends and Other Distributions on Our Class A Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a warrant.

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

We do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently ended taxable year and we do not expect to become a PFIC in the foreseeable future. However, whether we are treated as a PFIC for U.S. federal income tax purposes for any taxable year is a factual determination that can only be made after the close of such taxable year and, thus, is subject to significant uncertainty and change. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares or Warrants and, in the case of Class A Ordinary Shares, the U.S. Holder did not make either a qualified electing fund (“QEF”) election or mark-to-market election, as further discussed below, for the first taxable year in which we were treated as a PFIC and in which the U.S. Holder held (or was deemed to hold) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares or Warrants (which may include gain realized by reason of transfers of Class A Ordinary Shares or Warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for the Class A Ordinary Shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

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
•
the amount allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year (or portion thereof) of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid the excess distribution rules described above in respect of our Class A Ordinary Shares (but, under current law, not our warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

Under current law, a U.S. Holder may not make a QEF election with respect to its warrants to acquire Class A Ordinary Shares. As a result, under the Proposed PFIC Option Regulations, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and we were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired Class A Ordinary Shares (or has previously made a QEF election with respect to Class A Ordinary Shares), the QEF election will apply to the newly acquired Class A Ordinary Shares. Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, might continue to apply with respect to such newly acquired Class A Ordinary Shares due to a rule under the Proposed Treasury Regulations providing that shares acquired pursuant to the exercise of an option generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the option. If this rule were to be applicable, and as a result a U.S. Holder’s holding period in Class A Ordinary Shares acquired pursuant to the exercise of a Warrant included a prior period in which a QEF election was not in effect, the U.S. Holder would generally need to make, in addition to a QEF Election, a purging election under the PFIC rules to avoid the application of the excess distribution rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

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

Alternatively, if we are a PFIC and our Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder who owns (or is treated as owning for purposes of this rule) our shares at the close of its taxable year may avoid the application of the excess distribution rules discussed above if such U.S. Holder makes a “mark-to-market” election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income and any further loss recognized will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as capital loss). Under current law, a mark-to-market election may not be made with respect to our Warrants.

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

If we are a PFIC and, at any time, we have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the excess distribution rules described above if we receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any lower-tier PFIC or provide information that may be required for a U.S. Holder to make or maintain a QEF election with respect to such lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC.

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

The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Class A Ordinary Shares and Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances including, in particular, to any U.S. Holder who acquire Class A Ordinary Shares pursuant to the exercise of Warrants.

Foreign Asset Reporting

Certain U.S. Holders are required to report their holdings of certain specified foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our Class A Ordinary Shares and Warrants are expected to constitute foreign financial assets subject to these requirements unless the Class A Ordinary Shares or Warrants are held in an account maintained at certain financial institutions. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our Class A Ordinary Shares and Warrants.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale or exchange of our Class A Ordinary Shares or Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Our Class A Ordinary Shares and Warrants are quoted on Nasdaq. Information about us is also available on our website at www.apollomicsinc.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this annual report and you should not rely on any such information in making your decision whether to purchase our Class A Ordinary Shares or Warrants.

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

We are not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities of us denominated in currencies other than U.S. dollars. We did not use any derivative contracts to hedge against our exposure to currency risk during the years ended December 31, 2022 and 2023. However, our management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of our foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of December 31,		As of December 31,
(Amounts in thousands)	2022	2023	2022	2023
Renminbi (“RMB”)	$8,940	$6,071	$1,210	$5,443
Australian Dollars (“AUD”)	1,300	796	1,449	771
	$10,240	$6,867	$2,659	$6,214

As of the years ended December 31, 2022 and 2023, (i) if Renminbi strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the years ended December 31, 2022 and 2023 would decrease or increase by $386 thousand and decrease or increase by $659 thousand, respectively; and (ii) if the Australian dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the years ended December 31, 2022 and 2023 would decrease or increase by $7 thousand and increase or decrease by $26 thousand, respectively.

Interest Rate Risk

We are exposed to fair value interest rate risk in relation to time deposits, lease liabilities, and convertible preferred shares. We are also exposed to cash flow interest rate risk in relation to variable-rate bank balances. Our cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances. We consider that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant.

Other Price Risk

We are exposed to other price risk arising from convertible preferred shares and the investment in a money market fund in the U.S. No sensitivity analysis with respect to our investment in a money market fund in the U.S. is performed as we consider that the exposure of other price risk arising from the investment in a money market fund in the US is insignificant because the investment is mainly on US treasury bonds with high credit rating and liquidity.

Credit and Counterparty Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. In order to minimize the credit risk, we review the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, we consider that our credit risk is significantly reduced.

Liquidity Risk

As of December 31, 2022 and 2023, we recorded net liabilities of $448.1 million and net assets of $41.2 million, respectively. In the management of liquidity risk, we have reviewed our cash flow projections to ensure we maintain a level of cash and cash equivalents deemed adequate by the management to finance our operations and mitigate the effects of fluctuations in cash flows. In prior fiscal years, we were dependent upon our convertible preferred shares as significant sources of liquidity, but these were all converted as of March 29, 2023.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023 (as such term is defined in Rule 13a-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Based upon this evaluation, our management concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to a significant deficiency and a material weakness described below.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, utilizing the criteria in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework (2013). Based on its assessment, our management determined that, as of December 31, 2023, the Company’s internal control over financial reporting was not effective due to a material weakness related to a lack of sufficient personnel with proper technical accounting knowledge and expertise that are necessary for the complex accounting treatment upon the close of the Business Combination.

The Company and its Board of Directors are committed to maintaining an effective internal control environment. The Company’s management, with the oversight of the Audit Committee, has evaluated the material weakness described above and designed remediation plans to address the material weakness. The Company’s remediation plan for the material weakness involves the strengthening of accounting expertise at the Company by adding resources with sufficient accounting knowledge and expertise. As described in the Risk Factors of this Annual Report, the Company is also implementing remediation plans for the significant deficiencies it identified in its internal control over financial reporting as of December 31, 2023. However, as of the date of this Annual Report, there had not been sufficient time for the Company to fully complete its remediation plans.

Changes in Internal Control over Financial Reporting

Except as noted above, there was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the fiscal quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Apollomics Inc. for the year ended December 31, 2023 appearing in this Annual Report have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of Grant Thornton LLP is located in San Francisco, United States of America.

The table below sets out the total amount of services rendered to us by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu for services performed in the year ended December 31, 2022 and by Grant Thornton LLP for services performed in the year ended December 31, 2023, and breaks down these amounts by category of service:

	Year Ended December 31,
	2022	2023
Audit Fees	$1,121,756	$1,024,826
Audit Related Fees	—	—
Tax Fees	40,358	13,543
All Other Fees	—	—
Total	$1,162,114	$1,038,369

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

Audit Fees

Audit fees for the years ended December 31, 2022 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC. We paid or accrued audit fees of $1.1 million and $240 thousand related to Deloitte in 2022 and 2023, respectively. We did not pay or accrue audit fees related to Grant Thornton in 2022 and we paid or accrued audit fees of $0.78 million related to Grant Thornton in 2023.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2023 were related to ongoing tax advisory, tax compliance and tax planning services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Effective from July 14, 2023, the Audit Committee engaged Grant Thornton LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change of the Company’s independent registered public accounting firm was approved by the Audit Committee on July 14, 2023. The decision was not made due to any disagreements with Deloitte.

(a) Dismissal of independent registered public accounting firm

Deloitte, located in Shenzhen, the PRC, served as the Company’s independent registered public accounting firm from 2022 through July 2023.

The audit report of Deloitte on the Company’s financial statements as of and for the fiscal years ended December 31, 2022 and 2021, filed with the SEC on the Company’s Annual Report on Form 20-F on April 28, 2023 and in this Annual Report, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2022 and through the subsequent period preceding the expiry of Deloitte’s engagement as the Company’s independent registered public accounting firm, there were: (i) no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Deloitte’s satisfaction would have caused it to make reference thereto in connection with its report on the financial statements for such years and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

On July 18, 2023, the Company provided Deloitte with a copy of this disclosure made pursuant to Item 16F of Form 20-F and requested that Deloitte furnish to the Company a letter addressed to the SEC stating whether Deloitte agrees with the statements made by the Company hereby. The letter furnished by Deloitte is attached hereto as Exhibit 16.1 and is incorporated by reference herein.

(b) Engagement of new independent registered public accounting firm

On July 14, 2023, following the Audit Committee’s review process and its resolution regarding the dismissal of Deloitte described in part (a) above, the Audit Committee approved the engagement of Grant Thornton, located in the United States, as the Company’s independent registered public accounting firm for the audit of the Company’s financial statements for the fiscal year ending December 31, 2023 to be filed with the SEC, and the Company subsequently entered into an engagement letter with Grant Thornton.

During the fiscal years ended December 31, 2022 and 2021, and in the subsequent interim period through July 14, 2023, neither the Company, nor any person acting on its behalf, consulted with Grant Thornton on any matter regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Grant Thornton, located in the United States, concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto), or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our Class A Ordinary Shares are listed on the Nasdaq Capital Market. As a foreign private issuer, we are permitted under Nasdaq rules to follow home country governance practices instead of Nasdaq requirements, except that we must maintain an audit committee of the board of directors that meets the requirements of Exchange Act Rule 10A-3 and include disclosure in our annual reports on Form 20-F describing any significant ways in which our corporate governance practices differ from those followed by U.S. domestic listed companies and Nasdaq standards.

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

Requirement	Nasdaq Requirement for US Listed Companies	Cayman Islands Law	Apollomics Practice
Independent Directors	The board of directors is required to have a majority of independent directors.	Cayman Islands law does not require us to have a majority of independent directors.	We currently have a majority independent board of directors in accordance with Nasdaq independence standards.
Audit Committee

Must have an audit committee with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of Nasdaq, as well as the SEC Rule 10A-3 independence requirements (subject to any available exemptions).

		Cayman Islands law does not require an independent audit committee.	Our board of directors has established an audit committee that complies with SEC Rule 10A-3 independence requirements, and currently complies with Nasdaq independence standards.
Compensation of Executive Officers	Must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	Cayman Islands law does not require an independent compensation committee.	The board of directors has established a compensation committee currently of independent directors as determined in accordance with Nasdaq listing standards.
Nomination of Directors	Must have a nominating committee consisting solely of independent directors.	Cayman Islands law does not require an independent nominating and corporate governance committee.	The board of directors has established a nominating and corporate governance committee. However, its members are not all independent as determined in accordance with Nasdaq listing standards.
Annual Meeting	Must hold an annual meeting of shareholders no later than one year after the end of a company’s fiscal year-end.	Cayman Islands law does not require an annual meeting of shareholders.	We do not intend on holding an annual meeting of shareholders.
Shareholder Approval of Securities Issuances

Must obtain shareholder approval for certain issuances of securities, including in connection with the acquisition of the stock or assets of another company, when the issuance or potential issuance will result in a change of control of the company, when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by

		Cayman Islands law does not require shareholder approval for any such issuances of securities.	We do not intend on seeking shareholder approval for any issuances of our securities.

officers, directors, employees or consultants, or prior to a 20% issuance at a price that is less than certain minimum prices.

We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Stock Market listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the Nasdaq Stock Market listing rules applicable to domestic issuers.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

We recognize the need to manage cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. We are in the process of establishing processes for assessing, identifying, and managing material risks from potential unauthorized occurrences on or through our electronic information systems that could adversely affect the confidentiality, integrity, or availability of our information systems or the information residing on those systems. These processes for assessing, identifying, and managing material risks from cybersecurity threats are expected to be integrated into our overall risk management system and processes.

As a foundation of this approach, we are in the process of implementing a layered governance structure to help assess, identify and manage cybersecurity risks. We expect to adopt privacy and cybersecurity policies which will encompass incident response procedures, information security and threat detection procedures. In order to help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business, as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks.

In December 2023, we engaged Moss Adams LLP to assist with a cybersecurity assessment, which included conducting a review of our cybersecurity risk governance practices, the board’s oversight of cybersecurity risk management, and risks in our IT environment, taking into account our current security controls, assigning risk ratings to any identified risks, and providing us with recommendations to address any residual risks and how to govern and oversee cybersecurity risk management.

Our cybersecurity risks and associated mitigations are evaluated by senior leadership, including as part of our enterprise risk assessments that are reviewed by our Board of Directors. As described in Item 3.D “Risk Factors-Risks Related to Our Business-Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation” our operations rely on the secure processing, storage and transmission of confidential and other information. We rely on third party security and vendors to manage parts of our data centers. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business. If any such programs or systems were to fail as a result of a cyber-attack or create erroneous information in our hardware or software network infrastructure, possible consequences include loss of access, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification, and risk of our being unable to adequately monitor and audit and modify our controls over our critical information. We are not aware that we have experienced a material cybersecurity incident during the 2023 fiscal year.

The sophistication of cybersecurity threats continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency may further expose our computer systems to the risk of cybersecurity incidents.

Governance

As part of our overall risk management approach, we recognize the need to manage cybersecurity risk at several levels, including Board oversight, executive commitment and employee training. Our Audit Committee, comprised of independent directors from our Board, oversees our policies and procedures for protecting our cybersecurity infrastructure and for compliance with applicable data protection and security regulations, and related risks.

Our President and CFO are primarily responsible to assess and manage our material risks from cybersecurity threats with the assistance from third-party service providers. We believe that our President and CFO are appropriately qualified to assess and manage cybersecurity risks.

Our President and CFO oversee our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The cybersecurity risk management program, when completed, will include tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, and plans and strategies to address threats and incidents.

Our President and CFO provide periodic reports to the Audit Committee regarding our company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

At the employee level, we maintain an experienced information technology team who are tasked with implementing our privacy and cybersecurity program and support the President and CFO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit reports of Grant Thornton U.S. LLP and Deloitte Touche Tohmatsu Certified Public Accountants, independent registered public accounting firms, are included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No	Exhibit No.	Filing Date	Filed / Furnished

1.1	Sixth Amended and Restated Memorandum and Articles of Association of Apollomics Inc.	20-F	001-41670	1.1	March 31, 2023

2.1	Description of Securities.					*

4.1†	Form of Director and Officer Indemnification Agreement.	F-4	333-268525	10.13	February 21, 2023

4.2†	2023 Share Incentive Plan of Apollomics Inc.	20-F	001-41670	4.8	March 31, 2023

4.3††	Collaboration and License Agreement by and between Apollomics Inc. and RevMab Biosciences USA, Inc.	F-4	333-268525	10.5	February 21, 2023

4.4††	Data Sublicense Agreement by and between Crown Bioscience (Taichang), Inc. and CB Therapeutics Inc.	F-4	333-268525	10.6	February 21, 2023

4.7††	Development and License Agreement by and between Edison Ancology Holding Corp. and Apollomics Inc.	F-4	333-268525	10.7	February 21, 2023

4.8††	Tri-Party Agreement by and among Crown Bioscience (Taichang), Inc., CB Therapeutics Inc. and Genor Biopharma Co., Ltd.	F-4	333-268525	10.8	February 21, 2023

4.9††	Technology Transfer and Co-Development Agreement by and between Apollomics (Hong Kong), Limited, Nuance Biotech Inc., Nuance Biotech (Shenzhen) Co., Ltd. and Nuance Biotech (Nantong) Co., Ltd.	F-4	333-268525	10.9	February 21, 2023

4.10††	Amended and Restated License and Co-Development Agreement by and between TYG oncology Ltd. and Apollomics (Hong Kong) Limited.	F-4	333-268525	10.10	February 21, 2023

4.11	Second Amendment to Office Lease between Apollomics and Hudson Metro Center LLC					*

4.12††	Tri-Party Agreement by and among Crown Bioscience (Taichang), Inc., CB Therapeutics Inc. and Chia Tai Tianqing Pharmaceutical Group Co., Ltd.	F-4	333-268525	10.14	February 21, 2023

4.13††	Collaboration Agreement by and between Apollomics and Beijing Pearl Biotechnology Co., Ltd.	F-4	333-268525	10.15	February 21, 2023

4.14	Warrant Agreement between Maxpro Capital Acquisition Corp. and Continental Stock Transfer & Trust Company.	F-4	333-268525	4.4	February 21, 2023

4.15	Warrant Assignment, Assumption and Amendment Agreement by and among Maxpro Capital Acquisition Corp., Apollomics Inc. and Continental Stock Transfer & Trust Company.	20-F	001-41670	2.3	March 31, 2023

Incorporation by Reference
Exhibit No.	Description	Form	File No	Exhibit No.	Filing Date	Filed / Furnished

4.16	Registration Rights Agreement, by and among Apollomics Inc., Maxpro Capital Acquisition Corp., MP One Investment LLC and the individuals party thereto.	20-F	001-41670	4.5	March 31, 2023

4.18	Form of Subscription Agreement.	F-4	333-268525	10.5	February 21, 2023

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Grant Thornton LLP					*
15.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP					*
15.3	Consent of JunHe LLP. counsel to Apollomics Inc.					*
16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the U.S. Securities and Exchange Commission, dated July 20, 2023.	6-K	001-41670	16.1	July 20, 2023

99.7	Policy for the Recovery of Erroneously Awarded Compensation					*
101.INS	XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document.					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*

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

APOLLOMICS INC.
Date: March 28, 2024	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer

APOLLOMICS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Apollomics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Apollomics Inc. and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statement of profit or loss and other comprehensive loss, changes in shareholders’ deficit, and cash flows for the year then ended, and the related notes and financial statement schedules included under Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Company’s auditor since 2023.

San Francisco, California

March 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Apollomics Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Apollomics Inc. and its subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive loss, changes in deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”), before the effects of the retrospective adjustments for the effect of business combination as discussed in Note 5 (the “retrospective adjustments”). The previously issued financial statements, before the effects of the retrospective adjustments, are not presented herein. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People's Republic of China

April 28, 2023

We have served as the Company's auditor since 2022. In July 2023, we became the predecessor auditor.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(All amounts in thousands of U.S. Dollars (“$”), except for share and per share data)

		Years Ended December 31,
	NOTES	2021	2022	2023
		$	$	$
Other income	8	1,054	1,447	1,217
Other gains (losses)	9	36	(829)	1,191
Fair value change of financial assets at fair value through profit and loss (“FVTPL”)	28	2	323	821
Fair value change of financial liabilities at FVTPL	24	—	—	1,597
Fair value change of convertible preferred shares	24	(37,424)	(189,646)	(76,430)
Research and development expenses		(35,568)	(35,457)	(34,193)
Administrative expenses		(15,291)	(9,947)	(20,641)
Impairment loss of intangible asset		(3,000)	—	—
Finance costs		(83)	(93)	(150)
Other expense	12	(4,522)	(6,608)	(46,003)
Loss before taxation		(94,796)	(240,810)	(172,591)
Income tax expenses	11	(1)	(1)	(10)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	12	(94,797)	(240,811)	(172,601)
Loss per share
Basic and diluted ($)	13	(3.37)	(8.44)	(2.32)

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

		As of December 31,
	NOTES	2022	2023
		$	$
Non-current assets
Plant and equipment, net	13	$485	$161
Right-of-use assets	14	991	425
Intangible assets	15	14,778	14,757
Rental deposits		124	119
Time deposits with maturity greater than twelve months	18	4,307	—
Total non-current assets		20,685	15,462
Current assets
Deposits, prepayments and deferred expenses	16	1,176	2,108
Financial assets at FVTPL	28	19,067	5,761
Time deposits with maturity less than twelve months	18	2,872	—
Cash and cash equivalents		32,675	32,056
Total current assets		55,790	39,925
Total assets		76,475	55,387
Current liabilities
Other payables and accruals	21	11,675	9,162
Short term bank loans	20	—	4,236
Financial liabilities arising from unvested restricted shares	22	68	—
Lease liabilities, current portion		614	158
Total current liabilities		12,357	13,556
Net current assets		43,433	26,369
Total assets less current liabilities		64,118	41,831
Non-current liabilities
Lease liabilities, noncurrent portion		377	267
Warrant liabilities at FVTPL	24	—	330
Convertible preferred shares	24	511,861	—
Total non-current liabilities		512,238	597
Net assets (liabilities)		$(448,120)	$41,234
Equity
Share capital	25	41	9
Treasury shares	25	(68)	—
Share premium		12,279	661,474
Reserves		14,228	26,716
Accumulated losses		(474,600)	(646,965)
Total equity (deficit)		$(448,120)	$41,234

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY OR DEFICIT

(All amounts in thousands of $, except for share data)

	Share capital		Treasury Shares			Reserves
							Share-based
	Number of Shares	Amount	Number of Shares	Amount	Share premium	Other reserve	payment reserve	Accumulated losses	Total
		$		$	$	$	$	$	$
						(note)
As of January 1, 2021	386,741,005	$39	26,365,915	$(3,252)	$11,748	$1,620	$3,455	$(141,543)	$(127,933)
Recapitalization of Apollomics at Exchange Ratio	(359,019,803)	(36)	(24,476,033)	—	38	—	—	—	2
Adjusted Balances, beginning of year	27,721,202	3	1,889,882	(3,252)	11,786	1,620	3,455	(141,543)	(127,931)
Loss and total comprehensive expenses for the year	—	—	—	—	—	—	—	(94,797)	(94,797)
Exercise of share options (Note 25 and 26) [1]	466,712	—	—	—	140	51	(51)	—	140
Forfeiture of vested share options (Note 26)	—	—	—	—	—	—	(905)	905	—
Restricted share awards vested (Notes 22 and 23) [4]	—	—	(455,356)	64	—	63	(63)	—	64
Early exercised share options vested during the year (Note 25 and 26)	—	—	(424,802)	1,541	—	706	(706)	—	1,541
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	8,122	—	8,122
As of December 31, 2021	28,187,914	3	1,009,724	(1,647)	11,926	2,440	9,852	(235,435)	(212,861)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(240,811)	(240,811)
Exercise of share options (Note 25 and 26) [2]	613,012	—	—	—	391	205	(205)	—	391
Forfeiture of vested share options (Note 26)	—	—	—	—	—	—	(1,646)	1,646	—
Restricted share awards vested (Notes 25 and 26) [4]	—	—	(83,482)	21	—	39	(39)	—	21
Early exercised share options vested during the year (Note 25 and 26)	—	—	(429,490)	1,558	—	714	(714)	—	1,558
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	3,582	—	3,582
As of December 31, 2022	28,800,926	3	496,752	(68)	12,317	3,398	10,830	(474,600)	(448,120)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(172,601)	(172,601)
Forfeiture of vested share options (Note 26)	—	—	—	—	—	—	(198)	198	—
Exercise of share options (Note 25 and 26) [3]	62,443	—	—	—	85	33	(33)	—	85
Restricted share awards vested (Notes 22 and 23) [4]	—	—	(496,752)	68	—	4	(4)	—	68
Business combination, net of redemptions (Note 5)	3,312,715	—	—	—	757	—	—	—	757
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares (Note 5)	54,420,956	6	—	—	588,285	—	—	—	588,291
IFRS 2 listing expense (Note 5)	—	—	—	—	45,524	—	—	—	45,524
Portion of PIPE issuance costs allocated to PIPE warrants	—	—	—	—	—	—	—	38	38
Post-closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs (Note 5)	230,000	—	—	—	261	—	—	—	261
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing [3]	—	—	—	—	(7,105)	—	—	—	(7,105)
Issuance of post-closing Apollomics Class A ordinary shares upon the conversion of post-closing Apollomics Series A Preferred Shares (Note 5)	2,668,750	—	—	—	21,350	—	—	—	21,350
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	12,686	—	12,686
As of December 31, 2023	89,495,790	$9	—	$—	$661,474	$3,435	$23,281	$(646,965)	$41,234

Note: Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

1 The total number of shares issued from the exercise of stock options consisted of the issuance of 6,511,135 Pre-Closing Apollomics Ordinary Shares from stock options exercised between January 1, 2021 to December 31, 2021. These Pre-Closing Apollomics Ordinary Shares were exchanged for 466,712 Post-Closing Apollomics Ordinary Shares, in accordance with the Exchange Ratio upon the Closing of the Business Combination.

2 The total number of shares issued from the exercise of stock options consisted of the issuance of 8,552,187 Pre-Closing Apollomics Ordinary Shares from stock options exercised between January 1, 2022 to December 31, 2022. These Pre-Closing Apollomics Ordinary Shares were exchanged for 613,012 Post-Closing Apollomics Ordinary Shares, in accordance with the Exchange Ratio upon the Closing of the Business Combination.

3 The total number of shares issued from the exercise of stock options consisted of the issuance of 435,833 Pre-Closing Apollomics Ordinary Shares from stock options exercised between January 1, 2023 to March 28, 2023. These Pre-Closing Apollomics Ordinary Shares were exchanged for 31,241 Post-Closing Apollomics Ordinary Shares, in accordance with the Exchange Ratio upon the Closing of the Business Combination. The total number of shares issued from the exercise of stock options consisted of the issuance of 31,202 Post-Closing Apollomics Ordinary Shares between March 29, 2023 to December 31, 2023, totaling 62,443 exercise of stock options for the year ended December 31, 2023.

4 All unvested restricted shares were milestone-based restricted shares held by the Chief Executive Officer of Apollomics which vested upon the Closing of the Business Combination.

5 The Maxpro Warrants assumed by Apollomics upon Closing were reclassified from equity to non-current liabilities due to a net share settlement feature, which precludes equity classification under IAS 32. The reclassification resulted in a reduction to equity (share premium) of $7.1 million (as the warrants are no longer equity-classified upon Closing), an increase to warrant liability of $1.3 million, and a decrease to accumulated losses of $5.8 million. The decrease to accumulated losses is a result of remeasurement of the warrants as a result of their liability classification under IAS 32. As the $5.8 million in accumulated losses relates to Maxpro, these accumulated losses are reclassified to share premium (along with all other historical accumulated losses of Maxpro) as a result of the Business Combination and this reduction to share premium is included in the line titled, “Business Combination, net of redemptions” in the consolidated statements of changes in shareholders’ deficit above. As such, the net impact of the warrant reclassification on the consolidated statements of changes in shareholders’ deficit is to reduce share premium by $1.3 million ($7.1 million less $5.8 million) and the impact of the warrant reclassification on the consolidated statement of financial position as of December 31, 2023 is to increase warrant liabilities by $1.3 million and reduce share premium by $1.3 million. There is no impact to the consolidated statements of loss and other comprehensive loss as a result of the reclassification of the Maxpro Warrants outside of the recognition of the change in fair value of the Maxpro Warrants from March 29, 2023 to December 31, 2023.Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of $)

	Years ended December 31,
	2021	2022	2023
	$	$	$
OPERATING ACTIVITIES
Loss before taxation	$(94,796)	$(240,810)	$(172,591)
Adjustments for:
Interest income	(467)	(431)	(821)
Depreciation of plant and equipment	133	162	83
Depreciation of right-of-use assets	528	593	566
Amortization of intangible assets	20	20	20
Impairment loss of intangible asset	3,000	—	—
Loss on disposal of fixed assets	—	—	188
Realized foreign currency gains (losses)	—	663	(21)
Fair value change of financial assets at FVTPL	(2)	(323)	—
Fair value change of financial liabilities at FVTPL	—	—	(1,597)
Fair value change of preferred shares	37,424	189,646	76,430
IFRS 2 listing expense	—	—	45,524
Portion of PIPE issuance costs allocated to PIPE warrants	—	—	38
Finance costs	83	93	122
Share-based payment expenses	8,122	3,582	12,685
Unrealized foreign currency loss	—	(2,563)	(258)
Operating cash flows before movements in working capital	(45,955)	(49,368)	(39,632)
(Increase) decrease in deposits, prepayments and deferred expenses	(453)	3,651	(932)
Increase (decrease) in other payables and accruals	3,096	2,837	(2,635)
NET CASH USED IN OPERATIONS	(43,312)	(42,880)	(43,199)
Taxation refund	—	57	—
Taxation paid	—	(1)	(10)
NET CASH USED IN OPERATING ACTIVITIES	(43,312)	(42,824)	(43,209)
INVESTING ACTIVITIES
Interest received	467	431	821
Proceeds from redemption of long term time deposits with original maturity over three months	71,948	24,000	4,308
Proceeds from redemption of time deposits with original maturity over three months	(103,790)	—	2,872
Purchase of plant and equipment	(50)	(367)	(6)
Proceeds from disposal of fixed assets	—	—	58
Purchase of intangible assets	(7,500)	—	—
Proceeds from disposal of financial assets at FVTPL	—	5,000	13,307
Payment for rental deposits	(25)	(17)	—
Refund of rental deposits	—	6	5
NET CASH (USED IN) FROM INVESTING ACTIVITIES	(38,950)	29,053	21,365
FINANCING ACTIVITIES
Proceeds from PIPE Financing and Business Combination, net of transaction costs	—	—	20,249
Payment of deferred underwriting fees	—	—	(2,779)
Proceeds from bank loans	—	—	4,236
Proceeds from issue of shares upon exercise of share options	141	392	85
Interest expense	(83)	(93)	(122)
Accrued issuance costs paid	(1,173)	—	—
Repayment of lease liabilities	(528)	(593)	(444)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	(1,643)	(294)	21,225
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(83,905)	(14,065)	(619)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	130,645	46,740	32,675
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$46,740	$32,675	$32,056

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

1.
GENERAL INFORMATION

Apollomics Inc. (“Apollomics” or the “Company”) is a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs. Since the Company’s founding in 2015, the Company has built a pipeline of nine drug candidates across 11 programs that focus on oncology, of which six drug candidates are in the clinical stage.

The Company was originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights relating to certain of these drug candidates. In order to focus on its core business, namely providing preclinical contract research organization services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, Crown Bioscience (Taiwan), and contributed it to the Company. As a result, we became the owner of these patent rights.

In addition to its U.S. headquarters, the Company also has locations in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). The Company’s headquarters and global drug development team is based in the United States (San Francisco Bay area), while its discovery and China drug development team is based in China (Hangzhou and Shanghai). The Company operates in both the United States and China, with its headquarters and its global drug development team in the San Francisco Bay Area and its discovery and China drug development team in Hangzhou and Shanghai, China.

On March 29, 2023 ( “Closing Date”), Apollomics consummated a business combination (the “Business Combination”) with Maxpro Capital Acquisition Corp. (“Maxpro”), a Delaware corporation and special purpose acquisition company, pursuant to the initial business combination agreement dated September 14, 2022 and subsequent amendment to the business combination agreement dated February 9, 2023 (the “Business Combination Agreement” or “BCA”). In connection with the closing of the Business Combination, Apollomics became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”). The Company’s Class A Ordinary Shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively. Trading on the Nasdaq commenced on March 30, 2023.

The consolidated financial statements are presented in U.S. dollars (“$”). The Company's subsidiaries included in the consolidated financial statements are listed below (the Company and its subsidiaries are collectively referred to herein as the “Group”). These consolidated financial statements have been prepared based on the accounting policies which conform with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared under the assumption the Company operates on a going concern basis.

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

The Group has incurred recurring losses and negative cash flows from operations since inception and had an accumulated loss of $646,965 as of December 31, 2023. The Group recorded net assets of $41,234 as of December 31, 2023. The Group regularly monitors its current and expected liquidity requirements and, as needed, updates its operating plans, to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term.

Based upon our 2024 operating plan, and our balance of cash, cash equivalents, and a federal money market fund of $37.8 million as of December 31, 2023, we estimate that we will have sufficient liquidity to continue as a going concern through at least December 31, 2024. We will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that management’s attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

3.
ADOPTION OF NEW AND AMENDMENTS TO IFRSs

For the purposes of preparing and presenting the consolidated financial statements, the Group has consistently applied the accounting policies which conform with the IFRSs, which are effective for the Group’s accounting period beginning on January 1, 2023.

New and amendments to IFRSs in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback[2]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[2]
Amendments to IAS 1	Non-current Liabilities with Covenant[2]

1.
Effective for annual periods beginning on or after a date to be determined
2.
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

Amendments to IAS 1 Classification of Liabilities as Current or Non-current (2020) (the “2020 Amendments”) and Amendments to IAS 1 Non-current Liabilities with Covenants (the “2022 Amendments”)

The 2020 Amendments provide clarification and additional guidance on the assessment of right to defer settlement for at least twelve months from reporting date for classification of liabilities as current or non-current, which:

•
clarify that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current only if the entity recognizes the option separately as an equity instrument applying IAS 32 Financial Instruments: Presentation.
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

As at December 31, 2022, the Group’s outstanding convertible preferred shares include counterparty conversion options did not meet equity instruments classification by applying IAS 32 Financial instruments: Presentation. The Group classified as current or non-current based on the earliest date in which the Group had the obligation to redeem these instruments through cash settlement. The convertible preferred shares were designated as fair value through profit or loss (“FVTPL”) with carrying amount of $511,861 as of December 31, 2022 and was classified as non-current as set out in Note 25. Upon the application of the 2020 Amendments, in addition to the obligation to redeem through cash settlement, the transfer of equity instruments upon the exercise of the conversion

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

options that did not meet equity instruments classification also constituted settlement of the convertible instruments. The convertible preferred shares designated as FVTPL amounting to $511,861 as of December 31, 2022 was classified as current as the Group did not have the right to defer delivery of shares upon the exercise of the conversion options for at least twelve months from the reporting date. On March 29, 2023, all the preferred shares were converted into common shares, and therefore as of December 31, 2023, there were no longer any preferred shares.

Except for as disclosed above, the application of the amendments is not expected to have significant impact on the Group’s other financial liabilities recognized in the consolidated financial statements.

4.
MATERIAL ACCOUNTING POLICIES

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in the financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payments, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

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

(All amounts in thousands of $, except for share and per share data)

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

Refundable rental deposits

Refundable rental deposits paid are accounted for under IFRS 9Financial Instruments and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

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

(All amounts in thousands of $, except for share and per share data)

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

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

(All amounts in thousands of $, except for share and per share data)

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

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast,12-month ECL represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

For all financial instruments, the Group measures the loss allowance equal to12-month ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

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

Notwithstanding the foregoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if i) the financial instrument has a low risk of default, ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. The Group considers a debt instrument have low credit risk when it has an internal or external credit rating of “investment grade” as per globally understood definition.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

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

(All amounts in thousands of $, except for share and per share data)

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

Treasury shares

Our own equity instruments held by the Company or the Group (treasury shares) are recognized directly in equity at cost. No gain or loss is recognized in the profit or loss on the purchase, sale, issue or cancelation of the Company’s own equity instruments.

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

(All amounts in thousands of $, except for share and per share data)

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

5.
BUSINESS COMBINATION

As previously outlined in Note 1 – General Information, the Company underwent a Business Combination with Maxpro on March 29, 2023. The Business Combination was effected through the issuance of shares of Apollomics to Maxpro stockholders.

Upon the closing of the Business Combination, the following occurred:

a.
Each Apollomics ordinary share assumed outstanding immediately prior to the closing of the Business Combination, which totaled 401,804,327 shares (other than the exercise of stock option), was exchanged for the right to receive 0.071679 shares of post-closing Apollomics Ordinary Shares (the “Exchange Ratio”). The resulting issuance totaled 28,800,926 shares of Apollomics Class B Ordinary Shares. No Class B Ordinary Share is transferable, except to certain permitted transferees, until the earlier of (i) six (6) months after the Closing Date, which is September 29, 2023, or (ii) in the event that a definitive agreement that contemplates a change of control of is entered into, immediately prior to the consummation of such Change of Control (the “Class B Lock-Up Period”), subject to the conditions set forth in the memorandum and articles of association (“MAA”). Class B Ordinary Shares will be automatically converted into Class A Ordinary Shares on a one-to-one basis upon the end of the Class B Lock-Up Period, provided that the Board may approve such conversion prior to the end of the Class B Lock-Up Period.
b.
In connection with the Business Combination, Apollomics entered into the PIPE Financing with certain accredited investors for an aggregate of 230,000 Class B Ordinary Shares at a price of $10.00 per share, 2,135,000 Series A Preferred Shares at a price of $10.00 per share and 57,500 Penny Warrants to purchase Class A Ordinary shares, for a total of $23.7 million.
c.
Each share of Maxpro Class A Common Stock (consisting of non-redeemable Common Stock and redeemable Common Stock that was not redeemed at closing) assumed outstanding immediately prior to the closing of the Business Combination was exchanged for, on a one-for-one basis, shares of Apollomics Class A Ordinary Shares.
d.
Each share of Maxpro Class B Common Stock (consisting of non-redeemable Common Stock) assumed outstanding immediately prior to the closing of the Business Combination was exchanged for, on a one-for-one basis, shares of Apollomics Class A Ordinary Shares.
e.
In connection with the Business Combination, Maxpro’s stockholders redeemed 10,270,060 out of the 10,350,000 public shares available, representing 99.2% of Maxpro’s public float, which resulted in Apollomics receiving nominal cash in connection with the Business Combination other than through the PIPE Financing. At closing of the Business Combination, 10,350,000 Maxpro public warrants and 464,150 Maxpro private warrants outstanding were assumed by Apollomics and recorded as a warrant liability on the Company’s consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

exercise date. The Private Warrants or Extension Warrants (including the Class A Ordinary Shares issuable upon exercise of any of such warrants) can not be transferred, assigned or sold until September 29, 2023, the date that is six months after the Closing Date, pursuant to the Lock-Up Agreement effective at the Closing Date.
f.
Maxpro had a promissory note payable to the Maxpro Sponsor with a principal balance of $1.5 million immediately prior to the closing of the Business Combination. The unpaid principal amount was converted into 155,250 shares of Apollomics Class A Ordinary Shares and 155,250 private warrants upon the closing of the Business Combination. The warrants were recorded as a warrant liability on the Company's consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant exercise date.
g.
Each Maxpro warrant issued and outstanding immediately prior to the closing of the Business Combination was assumed by Apollomics and became exercisable, on a one-for-one basis, for Apollomics Class A Ordinary Shares.
h.
Prior to the closing of the Business Combination, one Apollomics stock option holder elected to exercise all of such holder’s options, resulting in the issuance of 435,833 shares of Apollomics Class A Common Stock, which upon the closing of the Business Combination, were canceled and exchanged for the right to receive .071679 shares of Apollomics Class A Ordinary Shares per share of Apollomics Class A Common Stock, which resulted in the issuance of 31,240 shares of Apollomics Class A Ordinary Shares. In addition, each outstanding option to purchase a Pre-Closing Apollomics Ordinary Share, whether vested or unvested, immediately prior to the Merger, was also adjusted such that each option (i) has the right to acquire a number of Apollomics Class B Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Pre-Closing Apollomics Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the option immediately prior to the Share Split, divided by (B) the Exchange Ratio.

The net proceeds from the PIPE Financing and Business Combination, totaled $20.2 million.

The following table presents the total Apollomics common stock outstanding immediately after the closing of the Business Combination:

Number of Shares
Exchange of Maxpro Class A common stock for post-closing Apollomics Class A Ordinary Shares	490,025
Exchange of Maxpro Class B common stock for post-closing Apollomics Class A Ordinary Shares	2,587,500
Exchange of Maxpro Class A common stock subject to possible redemption that was not redeemed for post-closing Apollomics Class A Ordinary Shares	79,940
Issuance of post-closing Apollomics Class A Ordinary Shares to Maxpro Sponsor in connection with conversion of a convertible promissory note	155,250
Subtotal - Business Combination, net of redemptions	3,312,715
Issuance of post-closing Apollomics Class B ordinary shares to PIPE Investors	230,000
Conversion of pre-closing Apollomics convertible preferred shares (converted into pre-closing Apollomics ordinary shares prior to the Business Combination) into Post-Closing Apollomics Ordinary Shares	54,420,956
Issuance of Post-Closing Apollomics Ordinary Shares in connection with the Business Combination due to exercise of pre-closing Apollomics stock options prior to the Business Combination	31,240
Total - Post-Closing Apollomics Ordinary Shares outstanding as a result of Business Combination, PIPE Financing, conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares, and issuance of shares upon Closing due to pre-Closing exercise of stock options (note i)	57,994,911

Note i: In addition to the 57,994,911 shares specified above, the following shares were included in the total 89,495,790 Post- Closing Apollomics Ordinary Shares outstanding as of December 31, 2023 on the consolidated statement of changes in stockholders' deficit: 1) 28,800,926 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exchange of all Pre-Closing Apollomics Ordinary Shares outstanding as of December 31, 2022 at the Exchange Ratio 2) 2,668,750 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the conversion of Post-Closing Apollomics Series A Preferred Shares into Post-Closing Apollomics Class A Ordinary Shares in May 2023 at a conversion ratio of 1 to 1.25 3) 16,202 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exercise of stock options in April 2023, and 15,000 Ordinary Shares as a result of the exercise of stock options in November 2023.

As Maxpro did not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction was accounted for within the scope of IFRS 2 (“Share-based Payment”) as a share-based payment transaction in exchange for a public listing service. As such, the fair value of Apollomics shares transferred to Maxpro stockholders in excess of the net identifiable assets of Maxpro represents compensation for the service of a stock exchange listing for its shares and is accounted for as an expense in post-closing Apollomics at the consummation of the Business Combination. The net identifiable assets of Maxpro were stated at

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

historical cost, with no goodwill or other intangible assets recorded. Apollomics was deemed to be both the legal and accounting acquirer given that subsequent to the Business Combination:

a.
Apollomics' shareholders have a majority of the voting power of post-closing Apollomics;
b.
Apollomics’ operations comprise all of the ongoing operations of post-closing Apollomics;
c.
Apollomics controls a majority of the governing body of post-closing Apollomics;
d.
Apollomics’ senior management comprise all of the senior management of post-closing Apollomics.

Under IFRS 2, Apollomics recorded a one-time share-based expense of $45.5 million at the closing of the Business Combination that was calculated based on the excess of the fair value of Apollomics over the fair value of the identifiable net assets of Maxpro that were acquired. The amount of Maxpro’s identifiable net assets acquired at Closing were as follows:

Cash and cash equivalents	$954
Notes payable – sponsor	(1,999)
Accrued liabilities	(1,056)
Deferred underwriting compensation	(3,623)
Total Maxpro identifiable net liabilities at fair value	$(5,724)

The net assets of Maxpro are stated at fair value with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

	Per Share Value (at March 29, 2023)	Shares (in thousands)	Fair Value (in thousands)
Maxpro public stockholders	$10.81	10,350	$111,884
Sponsor parties	10.81	3,207	34,668
Underwriter shares	10.81	26	281
Maxpro private warrants	0.12	619	74
Maxpro public warrants	0.12	10,350	1,242
Redemptions of Maxpro class A common stock	10.55	(10,270)	(108,349)
		14,282	39,800
Net liabilities of Maxpro			(5,724)
IFRS 2 Listing Expense			$45,524

The prior year’s shares and per share numbers have been retrospectively adjusted for the Exchange Ratio of 0.071679.

6.
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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The Company assesses the progress of each of the research and development projects and determines whether the criteria are met for capitalization. During the years ended December 31, 2021, 2022 and 2023, all the related development costs are expensed when incurred.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of each reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the coming twelve months, are described below.

Fair value of convertible preferred shares

The convertible preferred shares of the Company are measured at fair value for financial reporting purpose. No quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by the management with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experience in valuation of similar financial instruments. The fair value of these financial liabilities is established by using valuation techniques as disclosed in Note 24. Valuation techniques are certified by the valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established by the valuer make the maximum use of market inputs and rely as little as possible on the Group’s specific data. However, it should be noted that some inputs, such as the underlying share value of the Company, possibilities under different scenarios such as initial public offerings (“IPO”) and time to liquidation require management estimates. The estimates and assumptions by the management of the Company are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of the financial liabilities at FVTPL. The fair values of the convertible preferred shares which are classified as financial liabilities at FVTPL as at December 31, 2022 and 2023 were $511,861 and nil, respectively. Upon the IPO, all the pre-closing Apollomics convertible preferred shares converted into Post- Closing Apollomics Ordinary Shares. The fair value loss recognized in the profit or loss during the years ended December 31, 2021, 2022 and 2023 amounted to $37,424, $189,646 and $76,430, respectively.

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

The carrying amount of intangible assets not ready for use as at December 31, 2022 and 2023, were $14,500. The impairment loss recognized during the years ended December 31, 2021, 2022 and 2023 amounted to $3,000, nil, and nil, respectively.

7.
REVENUE AND SEGMENT INFORMATION

Revenue

The Group has not generated any revenue throughout the years ended December 31, 2021, 2022 and 2023.

Segment information

Operating segments are defined as components of an entity for which separate financial information is made available and is regularly evaluated by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company’s CODM is its Chief Executive Officer (“CEO”), and operations are managed as a single segment for the purposes of assessing performance and making operating decisions. The CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment and no further analysis of this single segment is presented.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

8.
OTHER INCOME

	Years Ended December 31,
	2021	2022	2023
Interest income	$467	$431	$753
Government grants (note i)	587	1,016	464
Total	$1,054	$1,447	$1,217

Notes:

(i)
Included in the government grants are amounts in thousands of Australian Dollar (“AUD”) nil, AUD 1,353 (equivalent to approximately $908), and AUD 635 (equivalent to approximately $408), representing the unconditional subsidies from the Australian government specifically for supporting the research and development activities carried out in Australia for the years ended December 31, 2021, 2022 and 2023 respectively. The remaining amounts represent government subsidies in relation to the research and development activities in the US and the PRC. All the government grants provide immediate financial support with no future related expenses or other obligations.
9.
OTHER GAINS AND LOSSES

	Years ended December 31,
	2021	2022	2023
Exchange gains (losses), net	$36	$(829)	$1,191

The Company primarily operates in the U.S., PRC, and Australia, with most of the transactions settled in the U.S. dollar. The Company's presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes the Company to foreign currency risk. The Company incurs portions of its expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, the Company is exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Realized and unrealized gains and losses are shown in the table above.

The Company has not entered into any derivative contracts to hedge against its exposure to currency risk during the three years ended December 31, 2021, 2022 or 2023. However, Management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

10.
FINANCE COSTS

	Years ended December 31,
	2021	2022	2023
Interest expenses on lease liabilities	$83	$93	$150

11.
INCOME TAX EXPENSES

The Company is exempted from taxation under the laws of the Cayman Islands.

The US Corporate Income Tax (“CIT”) includes (a) federal income tax calculated at a flat rate of 21% on the US federal taxable income in accordance to the Tax Cuts and Jobs Act of 2017; (b) state income tax is calculated based on the federal taxable income with state tax adjustments, which is then allocated or apportioned to the respective state (i.e. percentage of taxable income that should be apportioned or specially allocated to the respective states in which the Group operates) based on the apportionment factors provided from the state tax returns in previous year, and (c) state minimum tax if there is no assessable profit.

The PRC enterprises income tax (“EIT”) is calculated at the prevailing tax rate on the taxable income of the subsidiaries operating in the PRC. Under the Law of the PRC on EIT (the “EIT Law”) and Implementation Regulation of the EIT Law, the applicable tax rate of the PRC subsidiaries is at 25% during the years ended December 31, 2021, 2022 and 2023.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Under the Treasury Law Amendment (Enterprise Tax Plan Base Rate Entities) Bill 2018 of Australia, qualifying base rate entities that meet aggregate turnover threshold can be eligible for a lower corporate tax rate. Upon assessment on the base rate entity qualification on an ongoing basis, Apollomics (Australia) Pty. Ltd., a wholly-owned subsidiary of the Company, applies a corporate tax rate of 26%, 25% and 25% for the years ended December 31, 2021, 2022 and 2023, respectively.

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for a Hong Kong incorporated subsidiary.

	Years ended December 31,
	2021	2022	2023
US CIT
— current year	$1	$1	$10
— over-provision in respect of prior years	—	—	—
Deferred tax (Note 18)	—	—	—
	$1	$1	$10

Other than the subsidiary operating in the US, no provision for income taxation has been made as the Company and the other subsidiaries either had no assessable profit or incurred tax losses in the PRC, Australia and Hong Kong for the years ended December 31, 2021, 2022 and 2023.

The income tax (credit) expense for the years ended December 31, 2021, 2022 and 2023 can be reconciled to the loss before taxation per the consolidated statements of profit or loss and other comprehensive income as follows:

	Years ended December 31,
	2021	2022	2023
Loss before taxation	$(94,796)	(240,810	$(172,591)
Tax at the US federal tax rate of 21%	(19,907)	(50,570)	(36,244)
Tax effect of expenses not deductible for tax purpose	20,419	45,739	568
Tax effect of income not taxable for tax purpose	(309)	(257)	—
Tax effect of additional qualified expenses deductible for tax purpose (note)	—	(1,517)	(741)
Tax effect of R&D Credits	—	—	(2,311)
Tax effect of tax losses not recognized	360	7,027	10,277
Tax effect of foreign tax differential rates	(562)	(421)	28,461
Income tax expense for the year	$1	$1	$10

Note: The amount represents additional 75% income tax deduction in respect of qualifying research and development expenditures incurred for the year.

12.
LOSS FOR THE YEAR

	Years ended December 31,
	2021	2022	2023
Loss for the year has been arrived at after charging:
Staff costs:
Salaries and other allowances	$18,871	$14,966	$10,356
Retirement benefits scheme contributions	749	662	499
Share-based payment expenses	8,122	3,582	12,685
Total staff costs	27,742	19,210	23,540
Depreciation of plant and equipment	133	162	87
Depreciation of right-of-use assets	528	593	587
Amortization of intangible assets	20	20	20
Impairment loss of an intangible asset	3,000	—	—
Other expense (note)	$4,522	$6,608	$46,003

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Note: Other expense represented the expenses incurred and the expense-off of the previous deferred issue costs for a public offering application pursuing in other capital market which was suspended in 2022. For the year ended December 31, 2022, the other expense also includes the expenses incurred for an ongoing public offering application through acquisition of a listed Special Purpose Acquisition Company (“De-SPAC”) in the Nasdaq capital market. For the year ended December 31, 2023, the other expense also includes expenses incurred in connection with the Business Combination. Refer to Note 5 – Business Combination for further information.
13.
DIVIDENDS

No dividend was declared or paid by the Company during the years ended December 31, 2021, 2022 and 2023, nor has any dividend been proposed since the end of the year ended December 31, 2023.

14.
LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	Years ended December 31,
	2021	2022	2023
Loss:
Loss for the year attributable to owners of the Company for the purpose of calculating basic and diluted loss per share	$(94,797)	$(240,811)	$(172,601)
Number of shares (‘000):
Weighted average number of ordinary shares for the purpose of calculating basic and diluted loss per share	28,107	28,528	74,411
Loss per share – Basic and diluted $	$(3.37)	$(8.44)	$(2.32)

The exchange ratio has been applied to the weighted average number of ordinary shares for the purpose of calculating basic and diluted loss per share shown as 28,107 and 28,528 for the years ended December 2021 and 2022 to give effect to the Business Combination of March 29, 2023, which were 404,186 and 390,944, respectively and the loss per share - basic and diluted shown as ($3.37) and ($8.44) were ($0.23) and ($0.62), respectively, prior to the Business Combination.

The diluted loss per share for the years ended December 31, 2021, 2022 and 2023 does not include the effect of the following instruments held as of December 31, 2021, 2022 and 2023 as their inclusion would be anti-dilutive. As of December 31, 2021 and 2022, Series A1, A2, B and C convertible preferred shares, unvested restricted shares and share options outstanding were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive. As of December 31, 2023 share options outstanding and the private and public warrants were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2021 (Note i)	2022 (Note i)	2023 (Note i)
Number of series A1 convertible preferred shares (“Series A1 Preferred Shares”)	9,465,754	9,465,754	—
Number of series A2 convertible preferred shares (“Series A2 Preferred Shares”)	5,259,170	5,259,170	—
Number of series B convertible preferred shares (“Series B Preferred Shares”)	21,313,959	21,313,959	—
Number of series C convertible preferred shares (“Series C Preferred Shares”)	18,382,073	18,382,073	—
Unvested restricted shares	580,234	496,752	—
Share options	11,114,487	9,746,889	12,132,460
Apollomics private warrants	—	—	619,400
Apollomics public warrants	—	—	10,350,000

Note i: The exchange ratio has been applied to these instruments to give effect to the Business Combination

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

	As of December 31,
	2021 (Note ii)	2022 (Note ii)	2023
Number of series A1 convertible preferred shares (“Series A1 Preferred Shares”)	132,057,583	132,057,583	—
Number of series A2 convertible preferred shares (“Series A2 Preferred Shares”)	73,371,157	73,371,157	—
Number of series B convertible preferred shares (“Series B Preferred Shares”)	297,352,949	297,352,949	—
Number of series C convertible preferred shares (“Series C Preferred Shares”)	256,449,944	256,449,944	—
Unvested restricted shares	8,094,901	6,930,235	—
Share options	155,059,183	135,979,705	12,132,460
Apollomics private warrants	—	—	619,400
Apollomics public warrants	—	—	10,350,000
Penny warrants	—	—	57,500

Note ii: This was the presentation of these instruments as of December 31, 2021 and 2022, respectively, prior to the application of the exchange ratio used in the Business Combination

15.
PLANT AND EQUIPMENT

	Leasehold improvements	Furniture and other equipment	Total
COST
As of January 1, 2022	$135	$426	$561
Additions	—	367	367
As of December 31, 2022	135	793	928
Additions	—	—	—
Disposals	—	(363)	(363)
As of December 31, 2023	135	430	565
ACCUMULATED DEPRECIATION
As of January 1, 2022	(80)	(201)	(281)
Provided for the year	(34)	(128)	(162)
As of December 31, 2022	(114)	(329)	(443)
Accumulated depreciation removal for disposals	—	75	75
Provided for the year	(18)	(18)	(36)
As of December 31, 2023	(132)	(272)	(404)
CARRYING VALUES
As of December 31, 2022	$21	$464	$485
As of December 31, 2023	$3	$158	$161

The above items of plant and equipment are depreciated over their estimated useful lives between 3 to 5 years, using straight-line method after taking into account the residual values, at the following rates per annum:

Leasehold improvements	Over the shorter of the relevant lease term or 20%
Furniture and other equipment	14% - 33%

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

16.
RIGHT-OF-USE ASSETS

		Plant and
	Offices	equipment	Total
COST
As of January 1, 2022	$2,367	$62	$2,429
Additions	538	10	548
Derecognized upon end of lease term	(40)	(13)	(53)
As of December 31, 2022	2,865	59	2,924
Additions	—	12	12
Derecognized upon end of lease term	(291)	(46)	(337)
As of December 31, 2023	2,574	25	2,599
ACCUMULATED DEPRECIATION
As of January 1, 2022	(1,349)	(44)	(1,393)
Provided for the year	(579)	(14)	(593)
Derecognized upon end of lease term	40	13	53
As of December 31, 2022	(1,888)	(45)	(1,933)
Provided for the year	(568)	(19)	(587)
Derecognized upon end of lease term and foreign exchange effect	296	50	346
As of December 31, 2023	(2,160)	(14)	(2,174)
CARRYING VALUES
As of December 31, 2022	$977	$14	$991
As of December 31, 2023	$414	$11	$425

The right-of-use assets are depreciated over the lease terms using straight-line method.

	Years ended December 31,
	2021	2022	2023
Expense relating to short-term leases	$56	$96	$122
Total cash outflow for leases	$667	$782	$566

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

The Group regularly entered into short-term leases for plant and equipment and laboratory premises. As of December 31, 2022 and 2023, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above.

Restrictions or covenants on leases

In addition, lease liabilities of $991 and $425 are recognized with related right-of-use assets of $991 and $425 as of December 31, 2022 and 2023, respectively. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

17.
INTANGIBLE ASSETS

	Patent rights (available for use)	Patent rights (not yet available for use)	Total
	(note i)	(note ii)
COST
As of January 1, 2021	$375	$11,000	$11,375
Addition	—	7,500	7,500
As of December 31, 2021, 2022 and 2023	375	18,500	18,875
AMORTIZATION AND IMPAIRMENT
As of January 1, 2021	(57)	(1,000)	(1,057)
Charge for the year	(20)	—	(20)
Impairment loss recognized	—	(3,000)	(3,000)
As of December 31, 2021	(77)	(4,000)	(4,077)
Charge for the year	(20)	—	(20)
As of December 31, 2022	(97)	(4,000)	(4,097)
Charge for the year	(21)	—	(21)
As of December 31, 2023	(118)	(4,000)	(4,118)
CARRYING VALUES
As of December 31, 2021	$298	$14,500	$14,798
As of December 31, 2022	$278	$14,500	$14,778
As of December 31, 2023	$257	$14,500	$14,757

Notes:

(i)
The patent rights grant the Group the right to use certain scientific data for research and manufacture of pipelines, namely APL-501, APL-502 and APL-509.
(ii)
These patent rights are not yet available for use by the Group as the Group is still undergoing pre-clinical study application or clinical trials on the relevant drugs in designated territories under the patent rights and has yet to obtain regulatory approval for the new drug to be launched to the market. The patent rights are tested for impairment annually and whenever there is an indication that they may be impaired. Amortization will commence when the patent rights are available for use (i.e. when they are ready for commercialization and have obtained the regulatory new drug application approval in the designated territories) by the Group. During the years ended December 31, 2021, 2022 and 2023, patent rights with carrying amount of $3,000, nil, and nil were impaired, respectively. For these patent rights, as they were acquired for combination trial of an existing drug candidate, which was subsequently replaced by another formulation, or acquired for self-development that the Group cannot proceed further research due to the failure in providing drug supplies by the original vendor according to the agreement. Accordingly, the Group has fully impaired the patent rights with reference to their respective recoverable amounts determined on value in use calculations.

The patent rights (available for use) have finite lives and are amortized on a straight-line basis. The useful lives of patent rights ranged between 10 to 18 years for the years ended December 31, 2021, 2022 and 2023. The useful lives of patent rights were determined by the management of the Group taking into account the period over which the patent rights are expected to be available for use by the Group and the stability of the industry.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

18.
DEFERRED TAXATION

For the purpose of presentation in the consolidated financial statements, the deferred tax assets and liabilities have been offset.

The major deferred tax assets (liabilities) recognized and movements thereon during the years ended December 31, 2021, 2022 and 2023 are as follows:

	Accelerated tax depreciation	Accrual	Total
As of January 1, 2021	$(46)	$46	$—
Credit (charge) to profit or loss (Note 10)	14	(14)	—
As of December 31, 2021	(32)	32	—
Credit (charge) to profit or loss (Note 10)	(19)	19	—
As of December 31, 2022	(51)	51	—
(Charge) credit to profit or loss (Note 10)	40	(40)	—
As of December 31, 2023	$(11)	$11	$—

The Group had unused tax losses of $62,866 available for offset against future profits as of December 31, 2022. The Group had unused tax losses, temporary differences and unused tax credits of $97,607, $17,221 and $7,462, respectively, as of December 31, 2023. No deferred tax asset has been recognized due to the unpredictability of future profit streams. As of December 31, 2022 and 2023, the unrecognized tax losses and temporary differences will be carried forward and expire in years as follows:

	As of December 31,
	2022	2023
Unused tax losses
2024	$2,364	$2,319
2025	4,634	4,973
2026	7,025	10,144
2027	15,757	9,176
2028	—	9,571
Indefinite	33,086	61,424
Total unused tax losses	$62,866	$97,607
Tax effected deductible temporary differences
Indefinite	15,506	17,221
	$15,506	$17,221

As of December 31, 2023 the unused credits will be carried forward and expire in years as follows:

Unused tax credits
2038	$62
2039	229
2040	1,320
2041	1,800
2042	2,589
2043	1,462
Total unused tax credits	$7,462

Management has estimated the expected outcome of the disputes by using the expected value method to determine the provisions for uncertain tax treatment. The Group reported uncertain tax treatment of $2,190 as of December 31, 2023, netted in the deferred tax assets, that are not recognized in the financial statements.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

19.
DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

	As of December 31,
	2022	2023
Other prepayments	$624	$1,073
Prepaid taxes	—	312
Value-Added Tax recoverable	547	466
Deposits	5	7
Payment in advance to suppliers	—	250
	$1,176	$2,108

20.
SHORT TERM BANK LOANS

In November 2023 we established two lines of credit totaling RMB 80 million (approximately $11.2 million) with two banks in China. Against one line of credit of RMB 50 million (approximately $7.0 million) we drew down RMB 20 million (approximately $2.8 million) for 8 months due July 2024 at 3.7% interest. Against the second bank’s line of credit of RMB 30 million (approximately $4.2 million) we drew down RMB 10 million (approximately $1.4 million) for 6 months due May 2024 at 3.2% interest.

21.
TIME DEPOSITS WITH ORIGINAL MATURITY OVER THREE MONTHS/CASH AND CASH EQUIVALENTS

The time deposits with original maturity over three months were placed with licensed commercial banks in the PRC, carry interest at a fixed rate of 3.70% per annum. As of December 31, 2023 all these time deposits with original maturity over three months had matured and there are no longer any time deposits as of December 31, 2023.

Bank balances include demand deposits, presenting as cash and cash equivalent, carry interest at prevailing market interest rates ranging from 0.01% to 0.05% and from 0.01% to 3.05% for the years ended December 31, 2022 and 2023, respectively.

22.
OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2022	2023
Payables in respect of research and development expenses	$5,435	$4,471
Accrued salaries and bonuses	2,475	2,166
Accrued other expenses	1,662	1,025
Deposit received for a potential out-licensing drug patent (note)	1,000	1,000
Other payables	1,103	500
	$11,675	$9,162

Note: During the year ended December 31, 2020, the Group signed an exclusive right of negotiation agreement with an independent third party (the “Independent Third Party”) to negotiate out-licensing a drug patent to the Independent Third Party. Under the exclusive right of negotiation agreement, we received a deposit of $1,000 which may be considered as consideration for the exclusive right of negotiation if the Independent Third Party has not identified any negative findings (as stated in the exclusive right of negotiation agreement) by March 2, 2021. As of the date of this report, despite no negative findings have been identified, we considered the negotiation will not proceed further, and the Independent Third Party has not requested a refund of the balance.

23.
FINANCIAL LIABILITIES ARISING FROM UNVESTED RESTRICTED SHARES

	As of December 31,
	2022	2023
Payables in respect of unvested restricted shares attributable to:
Dr. Yu (the chief executive of the Company)	$68	$—

The amounts represented the repurchase option held by the Company in relation to (i) the unvested restricted shares granted to directors and an employee of the Company; and (ii) the unvested restricted shares issued to a director of the Company who was the

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

share option holder and had elected to early exercise the share options during the vesting period. Details of the restricted share award and share options are set out in Note 26.

24.
LEASE LIABILITIES

	As of December 31,
	2022	2023
Lease liabilities payable:
Within one year	$614	$158
More than one year, but not exceeding two years	126	126
More than two years, but not exceeding five years	251	141
	991	425
Less: Amount due for settlement within 12 months shown under current liabilities	(614)	(158)
Amount due for settlement after 12 months shown under non-current liabilities	$377	$267

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

The weighted average incremental borrowing rates applied to lease liabilities range from 4.75% to 6.00% during the years ended December 31, 2022 and 2023.

25.
CONVERTIBLE PREFERRED SHARES

The Company entered into preferred share subscription agreements with several independent investors and the details of issued preferred shares (the “Preferred Shares”) are set out as follows:

	Date of issue	Total number of Preferred Shares issue	Subscription price per share	Subscription price total
	July 26, 2016 to
Series A1 Preferred Shares	July 28, 2016	88,038,389	$0.04543	$4,000
	January 31, 2019	44,019,194	0.04543	2,000
		132,057,583		6,000
Series A2 Preferred Shares	July 21, 2017 to
	July 25, 2017	73,371,157	0.05111	3,750
	September 19, 2018 to
Series B Preferred Shares	December 27, 2018	260,709,579	0.3329	86,800
	January 8, 2019 to
	March 25, 2019	36,643,370	0.3329	12,200
		297,352,949		99,000
	September 10, 2020 to
Series C Preferred Shares	September 30, 2020	141,692,465	0.4845	68,650
	October 5, 2020 to
	November 5, 2020	114,757,479	0.4845	55,600
		256,449,944		124,250

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The exchange ratio has been applied to these preferred shares to give effect to the Business Combination of March 29, 2023 and these would have been as follows:

	Date of issue	Total number of Preferred Shares issue	Subscription price per share	Subscription price total
	July 26, 2016 to
Series A1 Preferred Shares	July 28, 2016	6,310,503	$0.6338	$4,000
	January 31, 2019	3,155,252	0.6338	2,000
		9,465,755		6,000
Series A2 Preferred Shares	July 21, 2017 to
	July 25, 2017	5,259,170	0.7130	3,750

	September 19, 2018 to
Series B Preferred Shares	December 27, 2018	18,687,400	4.6443	86,800
	January 8, 2019 to
	March 25, 2019	2,626,559	4.6443	12,200
		21,313,959		99,000

	September 10, 2020 to
Series C Preferred Shares	September 30, 2020	10,156,372	6.7593	68,650
	October 5, 2020 to
	November 5, 2020	8,225,701	6.7593	55,600
		18,382,073		124,250

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

(b)
Conversion feature

Each holder of the Preferred Shares shall have the rights to convert the Preferred Shares into ordinary shares at any time after the issuance date into such number of fully paid and non-assessable ordinary shares as determined by dividing the relevant issue price by the then-effective conversion price. The “Conversion Price” shall initially be the Preferred Shares issue price, resulting in an initial conversion ratio of 1:1, and shall be subject to adjustment and readjustment (including but not limited to share splits and subdivision, additional ordinary shares issued and adjustment upon issuance of any other Preferred Shares for less than the Conversion Price). As of December 31, 2022 and March 29, 2023, the applicable conversion ratio was 1:1.

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

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

As at December 31, 2022, the Group classified the Preferred Shares as non-current liabilities on the basis that the Group has the unconditional right to defer settlement for at least twelve months from the reporting date. With the completion of De-SPAC, all the Series A, B, C Preferred Shares had been converted into ordinary shares of the Company on March 29, 2023, those previously received redemption notices were not valid anymore. On March 29, 2023, all the preferred shares were converted into common shares, and therefore as of December 31, 2023, there are no longer any Preferred Shares.

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

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

Presentation and Classification

The Company elected to designate the Preferred Shares as financial liabilities at FVTPL as a whole. The fair value change of the Preferred Shares is charged/credited to fair value change of Preferred Shares in profit or loss except for the portion attributable to credit risk change which shall be charged/credited to other comprehensive income, if any. The fair value change recognized in profit or loss includes any interest paid, if any, on the financial liabilities. The management of the Company considered that there is insignificant credit risk change on the financial liabilities that drives the fair value change of the Preferred Shares during the years ended December 31, 2021, 2022 and 2023.

The movement of the Preferred Shares at the end of each reporting period is as follows:

Preferred shares
As of January 1, 2021	$284,791
Change in fair value	37,424
As of December 31, 2021	322,215
Change in fair value	189,646
As of December 31, 2022	511,861
Change in fair value	76,424
Conversion of convertible preferred shares into post-closing ordinary shares	(588,285)
As of December 31, 2023	$—

The Preferred Shares were valued by the management of the Company with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experiences in valuation of similar instruments.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The Company used the Black-Scholes model to determine the underlying share value of the Company and performed an equity allocation based on option pricing model (the “OPM” model) to arrive the fair value of the Preferred Shares at the end of each reporting period.

In addition to the underlying share value of the Company determined by Black-Scholes model, other key valuation assumptions used in the OPM model to determine the fair value of the Preferred Shares are as follows:

	2021	2022
Time to liquidation	1.5 years	1.25 years
Risk-free rate	0.56%	4.65%
Expected volatility (note)	72.5%	75%
Dividend yield	0%	0%
Possibility under IPO scenario	25%	85%
Possibility under liquidation scenario	75%	15%

Note: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

On March 29, 2023, all the preferred shares were converted into common shares, and therefore as of December 31, 2023, there were no longer any preferred shares.

26.
SHARE CAPITAL/TREASURY SHARES

Share capital

The share capital as of December 31, 2021 and 2022 represented the issued ordinary share capital of the Company.

		Number of	Par value
	Notes	shares	per share	Amount
Authorized:
As of January 1, 2021, December 31, 2021 and 2022		444,343,488		$44
Issued and fully paid:
As of January 1, 2021		386,741,005		39
Exercise of share options vested	(i)	6,511,135	$0.0001	1
As of December 31, 2021		393,252,140		40
Exercise of share options vested	(ii)	8,552,187	0.0001	1
As of December 31, 2022		401,804,327		41

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The share capital as of January 1, 2021, December 31, 2021, 2022 and 2023 have been presented to give effect to the Business Combination of March 29, 2023 and the recapitalization at the exchange ratio of 0.071679, except for the authorized shares, and these are as follows:

		Number of	Par value
	Notes	shares	per share	Amount
Authorized:
As of December 31, 2023		600,000,000		$3
Issued and fully paid:
As of January 1, 2021		27,721,202		3
Exercise of share options	(i)	466,712	$0.0001	—
As of December 31, 2021		28,187,914		3
Exercise of share options vested	(ii)	613,012	0.0001	—
As of December 31, 2022		28,800,926		3
Exercise of share options vested	(iii)	62,443	0.0001
Business combination, net of redemptions		3,312,715	0.0001
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares		54,420,956	0.0001	6
Post-closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs		230,000	0.0001
Issuance of post-closing Apollomics Class A Ordinary Shares upon the conversion of post-closing Apollomics Series A Preferred Shares		2,668,750	0.0001
As of December 31, 2023		89,495,790		9

All the ordinary shares and restricted shares issued during the years ended December 31, 2021, 2022 and 2023 rank pari passu with the existing shares in all respects.

Notes:

(i)
During the year ended December 31, 2021, share option holders exercised their rights to subscribe for 6,511,135 ordinary shares made up as follows: 6,004,989, 134,375 and 371,771 ordinary shares in the Company at an exercise price of $0.01, $0.02 and $0.21 per share, respectively. To present this to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these would have been 466,712 ordinary shares made up as follows: 430,432, 9,632 and 26,648 ordinary shares in the Company at an exercise price of $0.14, $0.28 and $2.93 per share, respectively.
(ii)
During the year ended December 31, 2022, share option holders exercised their rights to subscribe for 8,552,187 ordinary shares made up as follows: 498,958, 7,088,541, 101,146 and 863,542 ordinary shares in the Company at an exercise price of $0.01, $0.02, $0.21 and $0.26 per share, respectively. To present this to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these would have been 613,013 ordinary shares made up as follows: 35,765, 508,100, 7,250 and 61,898 ordinary shares in the Company at an exercise price of $0.14, $0.28, $2.93 and $3.63 per share, respectively.
(iii)
During the year ended December 31, 2023, share option holders exercised their rights to subscribe for 62,443 ordinary shares made up as follows: 38,893, 16,202, 4,122 and 3,226 ordinary shares in the Company at an exercise price of $0.28, $2.93, $3.63 and $4.32 per share, respectively.

Treasury shares

	Number of	Subscription
	treasury	price per
	shares	share	Amount
As of January 1, 2021	26,365,915		$3,252
Restricted shares vested	(6,352,715)	$0.01	(64)
Early exercised share options vested	(5,926,452)	0.26	(1,541)
As of December 31, 2021	14,086,748		1,647
Restricted shares vested	(1,164,666)	0.01	(21)
Early exercised share options vested	(5,991,847)	0.26	(1,558)
As of December 31, 2022	6,930,235		68
Early exercised share options vested	(6,930,235)	0.26	(68)
As of December 31, 2023	—		—

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

To present these treasury shares to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these would have been presented as follows:

	Number of	Subscription
	treasury	price per
	shares	share	Amount
As of January 1, 2021	1,889,882		$3,252
Restricted shares vested	(455,356)	$0.14	(64)
Early exercised share options vested	(424,802)	3.63	(1,541)
As of December 31, 2021	1,009,724		1,647
Restricted shares vested	(83,482)	0.14	(21)
Early exercised share options vested	(429,490)	3.63	(1,558)
As of December 31, 2022	496,752		68
Early exercised share options vested	(496,752)	3.63	(68)
As of December 31, 2023	—		—

Treasury shares represented unvested restricted shares granted to the directors of the Company and an employee of the Group and the unvested restricted shares issued upon the early exercise of share options as elected by the director of the Company during the vesting period.

27.
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

The 2016 Plan provides for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards. The overall limit on the number of underlying shares which may be delivered pursuant to all awards granted under the 2016 Plan is 337,225,866 and 337,225,866 ordinary shares of the Company as of December 31, 2022 and 2023, respectively, subject to any adjustments for other dilutive issuances.

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

The total expense recognized in the consolidated statements of profit or loss and other comprehensive income for the restricted shares granted are approximately $7 and $39 and nil, for the years ended December 31, 2021, 2022 and 2023, respectively.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The following table summarized the Group’s restricted shares movement during the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023
	Number of unvested restricted shares	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding at January 1,	14,447,616	8,094,901	6,930,235
Vested	(6,352,715)	(1,164,666)	(6,930,235)
Outstanding at December 31,	8,094,901	6,930,235	—

To present these restricted shares to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these would have been presented as follows:

	2021	2022	2023
	Number of unvested restricted shares	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding at January 1,	1,889,882	1,009,724	496,752
Vested	(880,158)	(512,972)	(496,752)
Outstanding at December 31,	1,009,724	496,752	—

The range of subscription price for the restricted shares is $0.003 to $0.01 per share. The time-based restricted shares shall be entirely vested ratably on a monthly basis over48-monthsvesting period or with 25% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over 36-months vesting period. The milestone-based restricted shares will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition. During the year ended December 31, 2021, 2022 and 2023, nil, nil, and 496,752 milestone-based restricted shares have been vested, respectively.

Share options

The following table discloses movements of the Company’s share options under the 2016 Plan held by grantees during the years ended December 31, 2021 and 2022:

	2021		2022
	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price
Outstanding at January 1,	151,133,235	$0.169	155,059,183	$0.203
Granted	39,715,000	0.279	11,500,000	0.310
Exercised	(6,511,135)	0.022	(8,552,187)	0.046
Forfeited	(29,277,917)	0.169	(22,027,291)	0.232
Outstanding at December 31,	155,059,183	0.203	135,979,705	0.217
Exercisable at the end of the year	78,269,054		67,667,737

To present the Company's share options to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these share options would have been presented as follows during the years ended December 31, 2021, 2022 and 2023:

	2021		2022		2023
	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price
Outstanding at January 1,	10,833,079	$2.358	11,114,486	$2.832	9,746,889	$3.027
Options granted	2,846,731	3.892	824,309	4.325	3,048,310	9.927
Exercised	(466,712)	0.307	(613,012)	0.642	(62,443)	1.397
Forfeited	(2,098,612)	2.238	(1,578,894)	3.237	(808,341)	0.570
Outstanding at December 31,	11,114,486	2.832	9,746,889	3.027	11,924,415	4.615
Exercisable at the end of the year	5,610,248		4,850,356		7,859,478

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

No share options granted in the above table under the 2016 Plan will be exercisable after the expiration of 10 years from the date of its grant.

The share options outstanding as of December 31, 2021, 2022 and 2023 had a weighted average remaining contractual life of 8.2 years, 7.4 years, and 6.25 years, respectively. During the year ended December 31, 2021, 2022 and 2023, the weighted average fair value of the share options granted were $2.28 per share, $0.2035 per share, and $7.13 per share, respectively. The weighted average fair value of the share options granted during the years ended December 31, 2021, and 2022 were presented as $0.16337 per share, and $0.2035 per share, respectively before giving effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679.The time-based share options will be vested ratably on a monthly basis over a range of a 24 month to 48 month vesting period or with 50% or 25% vested on the first anniversary of the vesting inception date and the remaining portion vested ratably on a monthly basis over the remaining 12 months to 36 months vesting period. The milestone-based share options will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance conditions. During the years ended December 31, 2021, 2022, and 2023, of the 853,575 time-based share options had been early exercised by Dr. Yu and subject to the Repurchase Option, the remaining unvested early exercised share options as of December 31, 2021, 2022, and 2023 are 429,490, nil and nil, respectively.

The Option Pricing Model (“OPM”) was used to determine the fair value of the option granted.

The key inputs into the model were as follows:

	Years ended December
	2021	2022	2023
Grant date option fair value per share	$0.1430-0.1544	$0.0933-0.1517	$0.01-0.511
Exercise price	$0.26-0.31	$0.31	$0.07-0.72
Grant date option fair value per share as converted	$1.995-2.154	$1.302-2.116	$0.14-7.127
Exercise price as converted	$3.63-4.32	$4.32	$0.94-10.01
Expected volatility (note i)	75%-80%	75%-77.5%	72.5%
Expected life	6.078 years	6.078 years	6.250 years
Risk-free rate	0.51%-1.09%	1.35%-3.98%	3.67%
Expected dividend yield	—%	—%	—%

Note: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expense recognized in the consolidated statements of profit or loss and other comprehensive income for share options and restricted stocks granted under the 2016 and 2023 Plans are approximately $8,115, $3,543, and $12,685, and expenses for consultancy fees of approximately $129, $27, and $19 for the years ended December 31, 2021, 2022 and 2023, respectively.

Restricted stock

There were no restricted stocks issued under the 2016 Plan during the years ended December 31, 2021 and 2022. Under the 2023 Plan, the following table discloses movements of the Company’s restricted stocks under the 2023 Plan for the year December 31, 2023.

	Year ended December 31, 2023
	Number of restricted stocks	Weighted- average exercise price
Outstanding at January 1, 2023	—	$—
Restricted stock granted	207,945	$5.410
Outstanding at December 31, 2023	207,945	$5.410
Exercisable at the end of the year	—

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

28.
CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged throughout the years ended December 31, 2021, 2022 and 2023.

The capital structure of the Group consists of net debt, which includes lease liabilities and Preferred Shares as disclosed in Notes 23 and 24, respectively, net of cash and cash equivalents, and equity attributable to owners of the Company, comprising issued share capital, share premium, accumulated losses and various reserves.

We regularly review the capital structure from time to time. As part of this review, we consider the cost of capital and the risks associated with each class of capital. We may balance our overall capital structure through the payment of dividends, new share issues as well as raising new debt or redemption of existing debts.

29.
FINANCIAL INSTRUMENTS

Fair value of the Group's financial assets and financial liabilities that are measured at fair value on a recurring basis.

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

	Fair value as of
	December 31, 2023	December 31, 2022	Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Financial assets
Money market fund	$5,761	$19,067	Level 1	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A
Financial liabilities
Convertible preferred shares	—	511,861	Level 3	Black-Scholes model and OPM method - the key inputs are: time to liquidation, risk-free rate, expected volatility and possibilities for IPO/liquidation scenario	Possibility for IPO scenario (note)	The higher the possibility for IPO scenario, the higher the fair value, and vice versa
Maxpro public warrants assumed by Apollomics (Note 5)	259	—	Level 1	The public warrants are traded on the Nasdaq, the valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities	N/A	N/A
Maxpro private warrants assumed by Apollomics, and Private warrants issued in connection with the conversion of the promissory note payable to the Maxpro Sponsor (Note 5)	15	—	Level 2	Private warrants are considered to be economically equivalent to the public warrants. As such, the valuation of the public warrants was used to value the private warrants	N/A	N/A
Penny warrants (Note 5)	56	—	Level 3	Black-Scholes model - the key inputs are: underlying share price, expected life in years, risk-free rate, expected volatility, and exercise price	N/A	N/A
Total warrant liabilities:	330

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Note: A 10% increase or decrease in the possibility for IPO scenario holding all other variables constant will increase or decrease the fair value of preferred shares by $42.9 million or $42.0 million as of December 31, 2022. On March 29, 2023 the preferred shares were converted into ordinary shares and as of December 31, 2023 no preferred shares remain outstanding.

(i)
Reconciliation of Level 3 fair value measurements

Details of reconciliation of Level 3 fair value measurement for the preferred shares are set out in Note 21. All the unrealized fair value changes gain of $189.6 million and loss of $76.4 million for the years ended December 31, 2022 and 2023, respectively, relate to the fair value change of the Preferred Shares and is charged/credited to fair value change of Preferred Shares in profit or loss.

(ii)
Fair value of financial assets and financial liabilities that are not measured at fair value

The management of the Company consider that the carrying amount of the Group's financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

a.
Categories of financial instruments

	As of December 31,
	2022	2023
Financial assets
Financial assets at FVTPL	$19,067	$5,761
Amortized cost	39,983	32,166
Financial liabilities
Financial liability at FVTPL	511,861	330
Amortized cost	7,606	5,970

The financial assets at FVTPL of $19,067 and $5,761 as of December 31, 2022 and 2023, respectively, represents investment in a money market fund in the US, which solely holds investments in the US treasury bonds.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of December 31,		As of December 31,
	2022	2023	2022	2023
Renminbi (“RMB”)	$8,940	$6,071	$1,210	$5,443
Australian Dollars (“AUD”)	1,300	796	1,449	771
	$10,240	$6,867	$2,659	$6,214

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Sensitivity analysis

The Group is mainly exposed to the fluctuation of foreign exchange rate of RMB and AUD.

The following table details the Group’s sensitivity to a 5% decrease in the functional currency of the relevant group entities against the relevant foreign currencies. The following sensitivity analysis includes only outstanding monetary items denominated in foreign currencies and adjusts their translation at the year end for a 5% change in foreign currency exchange rate, which is the sensitivity rates used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in currencies exchange rates. A positive (negative) number below indicates a decrease (increase) in loss for the year when the foreign currency below strengthen 5% against the functional currency of the relevant group entities. For a 5% weakening of these foreign currencies against the functional currency of the relevant group entities, there would be an equal and opposite impact on the loss for the year.

	2021	2022	2023
Impact of RMB on loss for the year	$295	$386	$659
Impact of AUD on loss for the year	22	(7)	26

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the years ended December 31, 2021, 2022 and 2023.

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

Other price risk

The Group are exposed to other price risk arising from Preferred Shares and the investment in a money market fund in the US.

Sensitivity analysis

Investment in money market fund in the US

No sensitivity analysis is performed as the management of the Company consider that the exposure of other price risk arising from the investment in a money market fund in the US is insignificant because the investment is mainly on US treasury bonds with high credit rating and liquidity.

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The Group’s internal credit risk grading assessment comprises the following categories:

Internal credit rating	Description	Financial assets at amortized cost
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Watch list	Debtor frequently repays after due dates but settles the amounts in full	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL - credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off

	External			The Group
	credit	Internal	12-month ECL	As of December 31,
	rating	credit rating	or lifetime ECL	2022	2023
Financial assets
Deposits	N/A	Low risk	12-month ECL	$129	$110
Time deposits with maturity less than twelve months	A3	N/A	12-month ECL	2,872	—
Time deposits with maturity greater than twelve months	A3	N/A	12-month ECL	4,307	—
Cash and cash equivalents	A3 to Aa2	N/A	12-month ECL	32,675	32,056
				$39,983	$32,166

Deposits

The Group assessed the ECL for its deposits individually based on internal credit rating which, in the opinion of the management of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observed default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort. No12-month ECL was made as of December 31, 2022 and 2023, as the counterparties involved are considered with low risk (based on the internal credit rating) and the ECL involved is not material.

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

No 12-month ECL has been provided during the years ended December 31, 2021, 2022 and 2023. The management of the Company has assessed the impact and concluded the ECL involved is not material.

Liquidity risk

As at December 31, 2023, the Group recorded net assets of $41,234. In the management of liquidity risk, the management of the Company have reviewed the Group’s cash flow projections to ensure the Group maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

		On
		demand
	Weighted	or less					Total
	average	than 1	1 to 3	3 Months	1 to 2	2 to 4	undiscounted	Carrying
	interest rate	Month	Months	to 1 Year	Years	Years	cash flows	amount
	%	$	$	$	$	$	$	$
December 31, 2022
Convertible Preferred Shares (note)	12	—	—	—	338,492	—	338,492	378,332
Other payables	N/A	7,538	—	—	—	—	7,538	7,538
Financial liabilities arising from unvested restricted shares	N/A	68	—	—	—	—	68	68
Total		7,606	—	—	338,492	—	346,098	385,938
Lease liabilities	5.38	49	268	391	143	260	1,111	991
December 31, 2023
Other payables	N/A	5,970	—	—	—	—	5,970	5,970
Total		5,970	—	—	—	—	5,970	5,970
Lease liabilities	4.85	44	31	83	216	50	495	425

Note: The cash outflow for Preferred Shares included those for Series B Preferred Shares and Series C Preferred Shares which have redemption feature as disclosed in Note 24(c). There is no redemption feature for Series A Preferred Shares and the Series A Preferred Shares with carrying amounts of $133,529 and zero as of December 31, 2022 and 2023, respectively, have not been presented in above table. The timing of the cash outflow and the weighted average interest rate for the Preferred Shares are determined based on the date of the management expected to redeem the Redeeming Preferred Shared as of December 31, 2022 and 2023, respectively.

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

						Relationship of
	Fair value as of				Significant	unobservable
	December 31,		Fair value	Valuation technique(s) and key	unobservable	inputs to fair
	2022	2023	hierarchy	inputs	inputs	value
Financial assets
Money market fund	$19,067	$5,761	Level 1	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A
Financial liabilities
Convertible Preferred Shares	511,861	—	Level 3	Black-Scholes model and OPM method — the key inputs are: time to liquidation, risk- free rate, expected volatility and possibilities for IPO/liquidation scenario	Possibility for IPO scenario (note)	The higher the possibility for IPO scenario, the higher the fair value, and vice versa
Warrants	—	330	Level 1

Public warrants and private warrants are based on the valuation of the public price of APLMW which is directly observable market (level 1) while the penny warrants are based on the underlying share price of APLM, also a directly observable market (level 1)

					N/A	N/A

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Note: A 10% increase or decrease in the possibility for IPO scenario holding all other variables constant will increase or decrease the fair value of convertible Preferred Shares by $22,166 or zero and $41,969 or zero as of December 31, 2022 and 2023, respectively.

(ii)
Reconciliation of Level 3 fair value measurements

Details of reconciliation of Level 3 fair value measurement for the convertible Preferred Shares are set out in Note 24. All the unrealized fair value changes of $37,424, $189,646 and $76,430 for the years ended December 31, 2021, 2022 and 2023, respectively, relate to the convertible Preferred Shares were recognized in the profit or loss.

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
30.
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

The total cost charged to profit or loss of $749, $662 and $499, respectively, represents contributions paid or payable to the above schemes by the Group for the years ended December 31, 2021, 2022 and 2023.

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group’s contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

31.
RELATED PARTY DISCLOSURES
(i)
Compensation of key management personnel

The remuneration of directors of the Company and other members of key management were as follows:

	For the year ended December 31,
	2021	2022	2023
Short term benefits	$2,214	$2,473	$4,112
Retirement benefit scheme contributions	12	12	21
Share-based payment	6,131	1,820	9,419
	$8,357	$4,305	$13,552

The remuneration of key management personnel is determined by the directors of the Company having regard to the performance of individuals and market trends.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

32.
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

	Convertible Preferred Shares	Lease liabilities	Accrued share issue costs (under other payables)	Total
As of January 1, 2021	$284,791	$1,511	$511	$286,813
Financing cash flows	—	(611)	(1,173)	(1,784)
Non-cash changes:
Fair value change	37,424	—	—	37,424
New leases entered	—	53	—	53
Issue costs accrued	—	—	1,306	1,306
Interest expense	—	83	—	83
As of December 31, 2021	322,215	1,036	644	323,895
Financing cash flows	—	(686)	—	(686)
Non-cash changes:
Fair value change	189,646	—	—	189,646
New leases entered	—	548	—	548
Reversal on accrued share issue costs	—	—	(644)	(644)
Interest expense	—	93	—	93
As of December 31, 2022	511,861	991	—	512,852
Financing cash flows	—	(688)	—	(688)
Non-cash changes:
Fair value change	76,424	—	—	76,424
Preferred shares converted to common stock	(588,285)	—	—	(588,285)
Reversal on accrued share issue costs	—	—	—	—
Interest expense	—	122	—	122
As of December 31, 2023	$—	$425	$—	$425

33.
MAJOR NON-CASH TRANSACTIONS

During the years ended December 31, 2021, 2022 and 2023:

(i)
the Group entered into new lease agreements for the use of offices and, plant and equipment for 12 months to 60 months. On the lease commencement, the Group recognized $53, $548 and nil of right-of-use asset and lease liabilities, respectively;
(ii)
financial liabilities arising from unvested restricted shares and treasury shares of $1,605, $1,579 and $68, respectively, have been derecognized upon vesting of restricted shares.
34.
RESTRICTED NET ASSETS

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its subsidiaries. The Company’s PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with IFRSs differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022 and 2023, amounts restricted are the paid-in capital of the Company’s PRC subsidiaries, which amounted to $52,298 and $35,000, respectively.

35.
SUBSEQUENT EVENTS

We have evaluated subsequent events through the filing of this annual report on form 20-F, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements.

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statement of Loss and Other Comprehensive Loss

(All amounts in thousands of $)

	Years ended December 31,
	2021	2022	2023
Other income	$42	$112	$49
Fair value change of financial assets at FVTPL	2	323	821
Fair value change of financial liabilities at FVTPL	—	—	1,597
Fair value change of convertible preferred shares	(37,424)	(189,646)	(76,430)
Research and development expenses	(2,643)	(992)	(7,772)
Administrative expenses	(4,494)	(1,982)	(13,215)
Finance costs	—	—	(28)
Other expense	(4,522)	(5,532)	(46,003)
Share of loss in subsidiaries	(45,757)	(43,094)	(31,610)
Loss before taxation	(94,796)	(240,811)	(172,591)
Income tax expense	—	—	(10)
Loss and total comprehensive loss for the year, attributable to owners of the Company	$(94,796)	$(240,811)	$(172,601)

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statements of Financial Position

(All amounts in thousands of $)

	As of December 31,
	2022	2023
Non-current assets
Intangible assets	$1,778	$1,759
Amount due from subsidiaries	70,560	70,103
Total non-current assets	72,338	71,862
Current assets
Deposits, prepayments and deferred expenses	—	630
Financial assets at FVTPL	19,067	5,761
Cash and cash equivalents	6,001	2,330
Total current assets	25,068	8,721
Total assets	97,406	80,583
Current liabilities
Other payables and accruals	2,986	366
Financial liabilities arising from unvested restricted shares	68	—
Total current liabilities	3,054	366
Net current assets	22,014	8,355
Total assets less current liabilities	94,352	80,217
Non-current liabilities
Convertible preferred shares	511,861	—
Warrant liabilities	—	330
Deficit in subsidiaries	30,611	38,653
Total non-current liabilities	542,472	38,983
Net assets (liabilities)	$(448,120)	$41,234
Equity
Share capital	41	9
Treasury shares	(68)	—
Share premium	12,279	661,474
Reserves	14,228	26,716
Accumulated losses	(474,600)	(646,965)
	$(448,120)	$41,234

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statements of Cash Flows

(All amounts in thousands of $)

	Years ended December 31,
	2021	2022	2023
OPERATING ACTIVITIES
Loss before taxation	$(94,796)	$(240,811)	$(172,591)
Adjustments for:
Share of loss in subsidiaries	45,757	43,094	31,610
Interest income	(42)	(112)	(49)
Amortization of intangible assets	20	20	20
Fair value change of financial assets at FVTPL	(2)	(323)	(821)
Fair value change of financial liabilities at FVTPL	—	—	(1,597)
Fair value change of convertible preferred shares	37,424	189,646	76,430
IFRS 2 listing expense	—	—	45,524
Portion of PIPE issuance costs allocated to PIPE warrants	—	—	38
Share-based payment expenses	4,056	818	12,685
Non-cash adjustments to other expenses	—	(2,563)	2,484
Operating cash flows before movements in working capital	(7,583)	(10,231)	(6,267)
(Increase)/decrease in deposits, prepayments and deferred expenses	162	2,812	(630)
Increase/(decrease) in other payables and accruals	1,119	859	(2,620)
NET CASH USED IN OPERATIONS	(6,302)	(6,560)	(9,517)
Taxation paid	—	—	(10)
NET CASH USED IN OPERATING ACTIVITIES	(6,302)	(6,560)	(9,527)
INVESTING ACTIVITIES
Interest received	42	112	49
Investment in subsidiaries	(27,150)	(25,926)	(8,042)
Advance to subsidiaries	(4,818)	(2,013)	—
Repayment from subsidiaries	—	2,135	457
Purchase of intangible assets	(1,500)	—	—
Proceeds from disposal of financial asset at FVTPL	—	5,000	13,307
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(33,426)	(20,692)	5,771
FINANCING ACTIVITIES
Proceeds on issue of convertible preferred shares	—	—	—
Proceeds from issue of shares upon exercise of share options	141	392	85
Accrued issuance costs paid	(1,173)	—	—
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(1,032)	392	85
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40,760)	(26,860)	(3,671)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	73,621	32,861	6,001
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$32,861	$6,001	$2,330

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Notes to the condensed Financial Information of Parent Company

1. Schedule I has been provided pursuant to the requirements of Rule12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the purpose of this Schedule I, Apollomics Inc., as the parent company, records its investments in subsidiaries under the equity method of accounting in accordance with International Accounting Standards 27 Separate Financial Statements, as issued by the International Accounting Standards Board. Such investments are presented on the Condensed Statements of Financial Position as “Investment in subsidiaries”. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduce to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries in investment in subsidiaries regardless of the carrying value of the investment in subsidiaries even though the parent company is not obligated to provide continuing support or fund losses. The excess amount is recorded as “Deficit in subsidiaries” on the Condensed Statements of Financial Position.

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRSs have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of Apollomics Inc.