Form 20-F
period 2024-12-31
Apollomics Inc.
filed 2025-04-03
CIK 1944885

e

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Copy to:

Guo-Liang Yu

Chief Executive Officer

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

Telephone: (650)209-4055

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.01 per share	APLM	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one Class A Ordinary Share at an exercise price of $11.50 per 0.01 share	APLMW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On April 3, 2025, the issuer had 1,103,348 Class A Ordinary Shares, par value $0.01 per share, outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Our forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including without limitation those described under the sections in this Annual Report entitled Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

Our forward-looking statements may be influenced by factors including:

•
Factors relating to our business, operations and financial performance, including, but not limited to:
•
Our ability to achieve successful clinical results;
•
We do not currently have any products approved for commercial sale;
•
Our ability to obtain regulatory approval for our products, and any related restrictions or limitations of any approved products;
•
Our dependence on the success of vebreltinib, our most advanced product candidate;
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
•
We require substantial additional capital to finance our operations, and if unable to raise such capital when needed or on acceptable terms, we may be forced to delay, reduce, and/or eliminate one or more of our development programs;
•
Our ability to develop and maintain effective internal controls.
•
Our ability to maintain the listing of the Apollomics Class A Ordinary Shares, par value $0.01 per share (the “Class A Ordinary Shares”), on Nasdaq;
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
•
Litigation, including an ongoing claim by one investment manager for two minority investors in the Company;
•
Our ability to adequately protect our intellectual property rights; and
•
Other matters described in the section entitled Item 3.D. “Key Information—Risk Factors” beginning on page 4.

Many important factors, in addition to the factors described above and in other sections of this Annual Report, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

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
•
We are substantially dependent on the success of vebreltinib, our most advanced product candidate.
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
•
We may need to enter into licensing agreements with third parties to market and sell our product candidates.
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

Risks Related to Our Operations in China

•
Government control of currency conversion and regulations on investment in PRC entities by offshore holding companies may delay us from making transfers to us from our PRC subsidiaries, or additional contributions to our PRC Subsidiaries, which could restrict our ability to fund and expand our business. Because some of our operations are conducted in China, our business is subject to a certain degree of complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business in the PRC and may intervene in or influence our operations in China at any time, which could result in a material change in our operations and/or the value of our securities, and may restrict or hinder our ability to offer securities and raise capital outside the PRC.
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
•
We are incurring significant increased expenses and administrative burdens as a public company.
•
In the course of auditing the consolidated financial statements for the year ended December 31, 2023, we identified one material weakness and three significant deficiencies in our internal control over financial reporting as of December 31, 2023. While we determined that the material weakness and two of the significant deficiencies were remediated as of December 31, 2024, one significant deficiency remained as of December 31, 2024 and we may identify additional material weaknesses and significant deficiencies in the future or otherwise fail to maintain proper and effective internal controls. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.
•
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq listing standards.
•
We qualify as an “emerging growth company” and a foreign private issuer within the meaning of the Securities Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and foreign private issuers, that could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.
•
There is no guarantee that the Warrants will ever be in the money and they may expire worthless.

RISK FACTORS

In addition to the other information contained in this Annual Report, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before making an investment decision. The risk factors described below are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

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

Our operations have consumed substantial amounts of cash since inception. For the year ended December 31, 2024 we had net losses of $53.9 million and we used $28.7 million in net cash for operating activities. Substantially all of our cash expenditures have resulted from costs incurred in connection with our research and development (“R&D”) programs and administrative expenses associated with our operations.

In January 2024, we implemented significant expense reductions, where we prioritized the development of vebreltinib and uproleselan, as well as reduced other operating expenses. In July 2024, we implemented additional expense reductions, including a more narrow development focus for vebreltinib, other pipeline cuts, as well as reductions in executive and non-executive employees. In May 2024, GlycoMimetics, our licensor of uproleselan in China, announced negative results from its pivotal Phase 3 study of uproleselan in relapsed or refractory acute myeloid leukemia. As positive results from the GlycoMimetics global study were likely necessary for approval of uproleselan in China for this indication, the Company has decided to close its own Phase 3 bridging study of uproleselan in China early and unblind after treatment for all patients is completed. As a result of these negative Phase 3 results from GlycoMimetics, the Company determined the recoverable amount was lower than the carrying value of the intangible asset and recorded an impairment loss of $10.0 million to write down the full value of our intangible asset for this program. Based upon our 2025 operating plan, the expected receipt of the $10.0 million upfront payment from LaunXP International, an affiliate of LaunXP Biomedical Co., Ltd. (TWO: 6876) (“LaunXP”) (as described in Item 4.B. “Business Overview—Licensing and Collaboration Arrangements—LaunXP”), and our balance of cash and cash equivalents of $9.8 million as of December 31, 2024, we estimate that we will have sufficient liquidity to continue as a going concern through at least December 31, 2025. In addition, we will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that our attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

We expect to continue to incur net losses for the foreseeable future, and these losses may increase as we continue the development of, and potentially seek regulatory approvals for, our product candidates; retain current and/or hire additional personnel to support our business; obtain, maintain, expand and protect our intellectual property portfolio; and seek to identify and in-license or otherwise acquire additional product candidates, intellectual property assets and technologies. Typically, it takes many years to develop one new drug from the drug discovery stage to when it is available for treating patients. In addition, we will continue to incur costs associated with operating as a public company and in support of our growth as a development-stage or commercial-stage biotech company. The size of our future net losses will depend, in part, on the number and scope of our drug development programs and the associated costs of those programs, the cost of commercializing any approved products, our ability to generate revenues and the timing and amount of milestone payments we make or receive with or through arrangements with third parties. If any of our product candidates fails in clinical trials or does not gain regulatory approval, or, if approved, fails to achieve market acceptance, we may not become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and shareholders’ equity.

We are substantially dependent on the success of vebreltinib, our most advanced product candidate.

We are substantially dependent on the success of vebreltinib, our most advanced product candidate. We believe that additional clinical data will be required for regulatory approval for vebreltinib from the FDA and our business currently depends heavily on its successful development. Vebreltinib will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval in one or more territories, and substantial commercial investment and significant marketing efforts before we generate any revenues from product sales. If we are unable to obtain approval for and commercialize vebreltinib, or experience significant delays in doing so, our business will be materially harmed. Our business depends on the successful development and commercialization of our product candidates. We currently have no drugs approved for sale and generate no revenues from sales of any products, and we may never be able to develop a marketable product.

Should we determine that there is not a viable path for us to pursue regulatory approval of vebreltinib, we may choose to outlicense development and commercial rights in some or all of our territory. For example, we recently entered into a collaboration agreement with LaunXP for the development and commercialization of vebreltinib in Asia (excluding mainland China, Hong Kong and Macau), as described in Item 4.B. “Business Overview—Licensing and Collaboration Arrangements—LaunXP”. If LaunXP is not successful in developing additional clinical data demonstrating the benefit of the combination of vebreltinib with an EGFR inhibitor, the development of vebreltinib may be delayed. In addition, if LaunXP does not achieve future milestones which would result in additional payments to us, we would not receive the benefit of such payments, and our business would be harmed.

There is no guarantee that any future outlicensing transaction will be available on attractive terms, or at all. If we are not successful in developing vebreltinib through regulatory approval, or achieving an out-licensing transaction on attractive terms, our business will be materially harmed.

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a development-stage biotechnology company founded in May 2015. Our operations to date have focused on business planning, raising capital, establishing our intellectual property portfolio, drug discovery and conducting preclinical studies and clinical trials of our product candidates. We do not have any developed products approved for commercial sale and have not generated any revenue from developed product sales. Our limited operating history, particularly in light of the rapidly evolving pharmaceutical industry, may make it difficult to evaluate our current business and reliably predict our future performance. We may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. If we do not address these risks and difficulties successfully, they could materially adversely affect our business, financial condition, results of operations and prospects.

We have no track record in launching and marketing any commercial products. If we are unable to develop marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product sales revenue.

We have collaboration relationships with several biotechnology companies, and it is our plan to launch and market product candidates with our partners. However, we have yet to demonstrate our capability to launch and commercialize any of our product candidates on our own. As a result, our ability to successfully commercialize our product candidates may depend on our collaboration relationships with partners. If we are to launch and commercialize any of our product candidates on our own, it may take longer and cost more than it would if we were to launch it with our partnering company, who has experience launching and marketing product candidates.

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
•
the changing and volatile United States and global economic and political environments; and
•
future accounting pronouncements or changes in our accounting policies.

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

We may need to raise additional capital to fund our operations, including through the sale of our securities. We may issue additional Class A Ordinary Shares or other equity or equity-linked securities of equal or senior rank in the future in connection with, among other things, financings, future acquisitions, repayment of outstanding indebtedness, employee benefit plans and exercises of outstanding options, warrants and other convertible securities, in a number of circumstances. On May 24, 2024, we entered into a Sales Agreement with Cantor Fitzgerald & Co., as sales agent, under which we may offer and sell from time to time up to $19 million of the Company’s Class A Ordinary Shares, through or to the sales agent.

Our issuance of additional Class A Ordinary Shares or other equity or equity-linked securities of equal or senior rank could have the following effects:

•
the proportionate ownership interest of each previously outstanding Class A Ordinary Share may decrease;
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

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study, investigational new drug applications and/or clinical trial processes, and, because our product candidates are in early stages of development, there is a high risk of failure and we may never succeed in developing marketable products. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the U.S. Food and Drug Administration (the “FDA”) or other relevant regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies ultimately will support the further development of our programs. Even if we start clinical trials, we are unable to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the commercialization of any product candidate, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans.

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
•
clinical trials of our product candidates may produce negative or inconclusive results, or may fail to demonstrate superiority versus the standard of care, and we may decide, or regulators may require us, to expand current clinical studies, or to conduct additional clinical trials or abandon product development programs; and
•
the cost of clinical trials of our product candidates may be greater than we anticipate.

For example, in May 2024, GlycoMimetics, our licensor of uproleselan in China announced negative results from its pivotal Phase 3 study of uproleselan in relapsed or refractory acute myeloid leukemia. As positive results from the GlycoMimetics global study were likely necessary for approval of uproleselan in China for this indication, the Company decided to close its own Phase 3 study of uproleselan early and unblind after treatment for all patients is completed.

Our clinical trials have primarily been conducted in the United States, Europe, China and Australia. The FDA’s acceptance of data from clinical trials outside of the United States and not under a U.S. IND is subject to certain regulatory conditions, including that the clinical trial must be well designed and well controlled, as well as conducted in accordance with GCP. The FDA must also be able to validate the data from any foreign study through an on-site inspection if the agency deems it necessary. An application based solely on foreign clinical data may be approved by the FDA if: (1) the foreign data are applicable to the U.S. population and U.S. medical practice; (2) the studies have been performed by clinical investigators of recognized competence; and (3) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Failure of an application to meet any of these criteria will result in the application not being approvable by the FDA based on the foreign data alone. The FDA applies this policy in a flexible manner according to the nature of the drug and the data being considered. For example, in 2022, the FDA declined to approve sintilimab for non-small cell lung cancer (“NSCLC”), in part, because pivotal data were exclusively collected in China. The FDA expressed concerns with clinical data collected from a single country outside of the United States due to lack of diversity, differences in standard of care between the United States and China and a perceived higher incidence of data integrity issues identified in clinical studies in China. If the FDA or comparable regulatory authorities do not accept earlier preclinical or clinical data, we may need to conduct additional preclinical studies or clinical trials.

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

Any clinical trials that we or our development partner(s) may conduct may not demonstrate the safety, potency and efficacy necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive or inconsistent with respect to the safety, bioavailability, potency and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, if the drugs manufactured for clinical testing or for commercialization do not meet the approval requirements of the development program of our product candidates, or if there are safety, potency or efficacy concerns associated with our product candidates, we may be prevented from or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety, bioavailability, potency or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in manufacturing, trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of enrollment and/or dropout among clinical trial participants. If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable regulatory authorities, the Institutional Review Boards (the “IRBs”), data and safety monitory boards or independent ethics committees at the institutions in which the trials on our product candidates are conducted could suspend or terminate our preclinical studies or clinical trials or the FDA or comparable regulatory authorities could order us to cease preclinical studies or clinical trials or deny approval of our product candidates for any or all indications we are pursuing.

As is the case with all oncology drugs, it is likely that there will be side effects associated with their use. For example, both capmatinib and tepotinib, products that have been approved for the treatment of adult patients with NSCLC harboring Met Exon 14 skipping alterations, have warnings for hepatotoxicity based on liver enzyme elevations. In our clinical trials to date of vebreltinib, we have also seen elevated liver enzymes and expect that our product would carry such a warning, if approved. Results of the trials on our product candidate(s) could reveal unacceptable side effects. In such an event of risk identification of safety risks, our trials could be revised, suspended or terminated by the health authorities, and the FDA or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. We will need to manage the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates.

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

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that the results of clinical trials of our product candidates may indicate an apparent positive effect of a product candidate to be greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. For example, open-label clinical trials are subject to various limitations; among others, they may not be able to identify undesirable side effects. In addition, with a limited number of patients, there may be variabilities in results, and we may fail to identify rare and severe side effects of our product candidates that may only be uncovered with a significantly larger number of patients. If such undesirable side effects caused by such product candidates (or any other similar products) are identified at a late stage of development or after marketing approval, a number of potentially significant negative consequences could result, including:

•
regulatory authorities may withhold, withdraw or limit their approval of such product candidates;
•
regulatory authorities may require the addition of labeling statements, such as a boxed warning or contraindications;
•
we may be required to change the way such product candidates are distributed or administered, or change the labeling of the product candidates;
•
the FDA or a comparable regulatory authority may require a risk evaluation and mitigation strategy program to mitigate risks, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools, and regulatory authorities in other jurisdictions may require comparable risk mitigation plans;
•
we may be subject to regulatory investigations and government enforcement actions;
•
the FDA or a comparable regulatory authority may require us to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the product;
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

The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including the size and nature of the patient population, the patient eligibility criteria defined in the protocol, including any diagnostic or genetic testing required, the size of the study population required for analysis of the trial’s primary endpoints, the proximity of patients to trial sites and our ability to obtain and maintain patient consents. For example, in July 2024, we announced a focus for future vebreltinib clinical development on NSCLC patients with Met amplification, which is confirmed by a genetic test which is not part of the standard genetic testing done for this patient population. In part due to the requirements for non-standard testing, we have enrolled only six patients in this cohort in the last nine months.

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

Our strategy to develop combination therapies depends on the safety and efficacy of each component drug within each combination therapy. If the FDA or comparable regulatory authority revokes its approval of another therapeutic product we use in combination with our product candidates, we will not be able to market our product candidates in combination with such revoked therapeutic product. In addition, it can be difficult to attribute a safety issue in a clinical trial or commercial product to any single component of a combination therapy. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our product candidates in the future, we may experience significant development or regulatory delays, and we may be required to redesign or terminate the applicable clinical trials, or withdraw a drug from the market. Also, if manufacturing or other issues result in a supply shortage of any component of our combination product candidates or if we cannot secure supply of any component of our product candidates at commercially reasonable or acceptable prices, we may not be able to complete clinical development of our product candidates on our current timeline or within our current budget, or at all.

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

Products distributed or sold in the pharmaceutical market may be subject to off-label drug use. Off-label drug use is prescribing a product for an indication, population, dosage or in a dosage form that is not in accordance with regulatory approved usage and labeling. Even though the FDA and other comparable regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label use, there remains the risk that our product is subject to off-label drug use and is prescribed in a patient population, dosage or dosage form that has not been approved by competent authorities. This occurrence may render our products less effective or entirely ineffective and may cause adverse drug reactions. Any of these occurrences can create negative publicity and significantly harm our business reputation, product brand name, commercial operations and financial condition. These occurrences may also expose us to liability and cause, or lead to, a delay in the progress of our clinical trials and may also ultimately result in failure to obtain regulatory approval for our product candidates.

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

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in preclinical studies and well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. In addition to preclinical and clinical data, the marketing application must include significant information regarding the chemistry, manufacturing and controls for the product candidate. Obtaining approval of a marketing application is a lengthy, expensive and uncertain process, and approval may not be obtained. If we submit a marketing application to the FDA, the FDA decides whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA.

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

The process to develop, obtain regulatory approval for and commercialize product candidates is long, complex and costly both inside and outside the United States and China, and approval is never guaranteed. Following any approval for commercial sale of our product candidates, certain changes to the drug, such as changes in manufacturing processes and additional labeling claims, may be subject to additional review and approval by the FDA and comparable regulatory authorities. Also, regulatory approval for any of our product candidates may be withdrawn. If we are unable to obtain regulatory approval for our product candidates in one or more jurisdictions, or any approval contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Our product candidates, once approved, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if we receive regulatory approvals for our product candidates, they may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these treatments to the exclusion of our product candidates that are in clinical trials for the same or similar cancer indications. In addition, physicians, patients and third-party payors may prefer other products to ours. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product sales revenues and we may not become profitable. The degree of market acceptance of our product candidates, even if approved for commercial sale, will depend on a number of factors, including, but not limited to:

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

We may face competition with respect to the introduction of generic alternatives to our product candidates. Market acceptance and sales of any of our future approved product candidates will depend significantly on the availability of adequate coverage and reimbursement from physicians, patients or third-party payors for drugs and may be affected by existing and future health care reform measures. Generic alternatives are generally not expected to have meaningful differences in efficacy or safety compared to each other. Consequently, if there are generic alternatives to our product candidates available, we would have to compete with on pricing or product quality and reliability (perceived or otherwise), which we may not be able to achieve successfully. As of the date of this Annual Report, we were not aware of any generic versions of our product candidates being marketed or under clinical trials. However, we cannot assure you that there will not be any such generic alternatives in future. As a result, assuming that we are able to obtain regulatory approvals for vebreltinib, APL-102 or other existing or any future product candidate that we may develop in the future, we cannot assure you that they will be able to achieve commercial success, whether due to established first-entrants or otherwise. This in turn could have a material adverse effect on our business, financial condition and results of operations.

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

Recruiting, retaining and motivating qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development, manufacturing and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Hiring from this limited pool is competitive and intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management will be required to devote significant time to new compliance initiatives from our status as a public company, which may require us to recruit more management personnel. Moreover, there is no assurance that we will be able to retain or motivate these key personnel on acceptable terms due to a number of reasons, including the competitiveness of our compensation.

Any unanticipated departure of members of the management team without appropriate replacements being found in a timely manner may have a material adverse effect on our business operations and profitability.

Our reputation is key to our business success. Negative publicity may adversely affect our reputation, business and growth prospects.

Any negative publicity concerning us or our affiliates, even if untrue, could adversely affect our reputation and business prospects. We cannot assure you that negative publicity about us or any of our affiliates would not damage our brand image or have a material adverse effect on our business, results of operations and financial condition. Furthermore, referrals and word-of-mouth have significantly contributed to our ability to establishing new partnerships. As a result, any negative publicity about us or any of our affiliates could adversely affect our ability to maintain our existing collaboration arrangements or attract new partners.

We have recently decreased the size and capabilities of our organization, and we may experience difficulties in managing our operations.

In July 2024, as part of our cost we reduction measures, we decreased our overall headcount, including at the executive level, and as of December 31, 2024 had 13 full-time employees. We may experience further changes in the number of our employees and consultants and the scope of our operations in the future, particularly in the areas of finance, clinical development and regulatory affairs. To manage our operations in the future, we must continue to implement and improve our managerial, operational and financial systems, and continue to retain qualified personnel. As we have limited financial resources, we may not be able to effectively manage our operations or retain qualified personnel, which may lead to significant costs and may divert our management and business development resources. Any inability to manage our operations could delay the execution of our business plans, and have a material adverse effect on our business. In addition, our future financial performance will depend, in part, on our ability to effectively manage our operations, and our management may also have to divert a disproportionate amount of its attention away from such operating activities.

If we are not able to effectively manage our operations and retain employees and engage consultants and contractors as needed, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and maintain compliance with public company requirements and, accordingly, may not achieve our research, development and commercialization goals. Our failure to do so could materially adversely affect our business, financial condition, results of operations and prospects.

We may be involved in claims, disputes, litigation, arbitration or other legal proceedings in the ordinary course of business, and any claims or proceedings against us could be costly and time-consuming to defend.

From time to time, we may be involved in claims, disputes and legal proceedings in our ordinary course of business. These may concern issues relating to, among others, product liability, employment or labor disputes, breach of contract, infringement, misappropriation, violation or ownership of intellectual property rights and environmental matters. Any claims, disputes or legal proceedings initiated by us or brought against us, with or without merit, may result in substantial costs and diversion of resources, and could materially harm our reputation. Furthermore, claims, disputes or legal proceedings against us may be due to defective supplies sold to us by our suppliers, who may not be able to indemnify us in a timely manner, or at all, for any costs that we incur as a result of such claims, disputes and legal proceedings. For example, as further described in Item 4.B. under “Business Overview—Legal Proceedings,” we are currently defending a Writ and Statement of Claim issued in the Grand Court of the Cayman Islands by one investment manager for two minority investors in the Company.

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

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including, but not limited to, harm to our reputation, withdrawal of other clinical trial participants, the incurrence of costs to defend the related litigation, the diversion of our management’s time and resources, the requirement to pay substantial monetary awards to trial participants or patients, our inability to commercialize our product candidates, the loss of revenue and the decline of the price of our securities.

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

We currently use third party CMOs, including single source suppliers, for our manufacturing process and/or for the clinical supply of our product candidates. We do not own manufacturing facilities for producing any clinical trial product supplies. We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, NMPA or other comparable regulatory authorities must evaluate and/or approve any manufacturers as part of their regulatory oversight of our product candidates. This evaluation would require new testing and cGMP-compliance inspections by the FDA, NMPA or other comparable regulatory authorities.

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

Quality issues related to product candidates or drugs our manufacturers produce for third parties may also be imputed to the products they manufacture for us and adversely affect our reputation. We are also exposed to the risks of increased pricing for our contract manufacturing and that we may be unable to contract with manufacturers at commercially acceptable prices. If the manufacturers we contract with do not produce pharmaceutical products meeting our specifications in sufficient volumes at commercially acceptable prices, or we are unable to contract with manufacturers to do so, we may have insufficient quantities of our product candidates to meet demand for our clinical trials and we may be delayed in obtaining regulatory approvals and commercializing the relevant product candidates.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates, result in higher costs or adversely impact commercialization of our future approved product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and regulatory authorities could place significant restrictions on us until deficiencies are remedied.

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

For example, we recently entered into a collaboration agreement with LaunXP, as described in “Item 4.B. “Business Overview—Licensing and Collaboration Arrangements—LaunXP.” If LaunXP fails to comply with applicable GLPs and GCPs as described above, any clinical data generated through LaunXP’s clinical trials may have limited utility outside of Asia and make it more difficult and expensive to obtain regulatory approval in the United States or elsewhere. If LaunXP is not successful in developing additional clinical data demonstrating the benefit of the combination of vebreltinib with an EGFR inhibitor, the development of vebreltinib may be delayed. In addition, if LaunXP does not complete its upfront payment to us, or achieve future milestones which would result in additional payments to us, we would not receive the benefit of such payments, and our business would be harmed.

In addition, we recently changed the primary CRO responsible for the vebreltinib SPARTA clinical trial. Switching or adding additional CROs may involve additional cost and delays (including identifying and training suitable additional/replacement clinical investigators and obtaining required IRB approval for any additional/new clinical trial site), which can materially influence our ability to meet our desired clinical development timelines. There can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have formed, and in the future may form, strategic alliances, joint ventures or other collaborations, and licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business.

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

We may not be able to obtain licenses to promising oncology programs for the American, European and/or Chinese markets on desirable terms or at all.

We seek to form partnerships with global and domestic pharmaceutical and biotechnology companies for the discovery and development of additional product candidates for the American, Chinese and/or European markets. The growth of our business may depend in part on our ability to obtain licenses from third parties. We have in-licensed from our partners global (excluding China, Hong Kong and Taiwan) rights to an IND-ready product candidate, APL-122, which is currently in a Phase 1 clinical trial. Such assets are important for our portfolio and in-licensing will remain important for our portfolio strategy. We cannot guarantee that we will be able to continue to successfully identify and in-license new product candidates with high potential to enrich our pipeline.

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

The regulatory approval processes of the FDA and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and other comparable regulatory authorities is unpredictable but typically takes 10–15 years following the commencement of preclinical studies and clinical trials and depends on numerous factors, including the substantial discretion of the regulatory authorities.

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
•
failure to demonstrate to the FDA that the objective response rate and duration of response for our product candidates are clinically meaningful;
•
failure to demonstrate to the FDA that the dose for a product candidate has been optimized;
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

The FDA or a comparable regulatory authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program.

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

For any current and future clinical trials for our product candidates outside the home jurisdiction, the FDA, EMA, and applicable foreign regulatory authorities may not accept data from such trials.

We conduct clinical trials outside the United States, including in China, Australia and Europe, and we may choose to conduct future clinical trials outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA, or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless the data are applicable to the United States population and United States medical practice, and the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Foreign data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA must be able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have comparable approval requirements, including appropriate examination of the product in the country-specific population. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, EMA, or any applicable foreign regulatory authority does not accept such data, it may result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

We may consider pursuing accelerated approval for one or more of our product candidates. Under the FDA’s accelerated approval program, the FDA may approve a drug or biologic for a serious or life-threatening disease or condition that provides a meaningful advantage over available therapies based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. For drugs or biologics granted accelerated approval, post-marketing confirmatory trials are required to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence, and the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. If we were to pursue accelerated approval for a product candidate for a disease or condition, we would do so on the basis that there is no available therapy for that disease or condition or that our product candidate provides a benefit over available therapy. If standard of care were to evolve or if any of our competitors were to receive full approval on the basis of a confirmatory trial for a drug or biologic for a disease or condition for which we are seeking accelerated approval before we receive accelerated approval, the disease or condition would no longer qualify as one for which there is no available therapy, and accelerated approval of our product candidate would not occur without a showing of benefit over available therapy. For example, capmatinib and tepotinib have received full approval for treatment of NSCLC with MET Exon-14 skipping. In order to support accelerated approval for vebreltinib, we will need to demonstrate that vebreltinib provides a meaningful therapeutic benefit over treatments that have received full approval at the time of consideration for accelerated approval. Many cancer therapies rely on accelerated approval, and the treatment landscape can change quickly as the FDA converts accelerated approvals to full approvals on the basis of successful confirmatory trials.

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

Even if we apply for and obtain breakthrough therapy, fast track or other designation intended to expedite, facilitate or reduce the cost of pursuing development or regulatory review or approval with the FDA or other regulatory authorities for any of our product candidates, there is no guarantee that such designation would lead to faster development, regulatory review or approval, nor would it increase the likelihood that any such product candidate will receive marketing approval.

If a product candidate is intended for the treatment of a serious condition and nonclinical or preliminary clinical data demonstrate the potential to address an unmet medical need for such condition or a substantial improvement over available therapy on a clinically significant endpoint(s) for such condition, a product candidate sponsor may apply for FDA fast track or breakthrough therapy designation, and there may be other similar designations available under various regulatory authorities. Even though we may apply for and receive a fast track, breakthrough therapy or other priority designations, such priority designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with the priority designation compared to conventional FDA procedures or comparable procedures available under other regulatory authorities. In addition, the FDA or other regulatory authorities may withdraw fast track or breakthrough therapy designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track or breakthrough therapy designation alone does not guarantee qualification for the FDA or other regulatory authorities’ priority review procedures. Further, even if any of our products obtain fast track or breakthrough therapy designation, this may not lead to earlier regulatory approval or commercialization of our products due to the extensive and time-consuming steps necessary to obtain approval from the FDA or other regulatory authorities and commercialize a product candidate. For example, uproleselan had received fast track designation from the FDA and breakthrough therapy designation from the NMPA, but after the GlycoMimetics-sponsored Phase 3 global trial in r/r AML did not achieve its primary endpoint of a statistically significant improvement in overall survival, and terminated our exclusive collaboration and license agreement with GlycoMimetics for the development and commercialization rights of uproleselan in Greater China.

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

For example, the PRC government has been seeking to exert more control over and impose more restrictions on companies based in mainland China raising capital offshore and such efforts may continue or intensify in the future. To our knowledge, we are not required to obtain permission or approval from the China Securities Regulatory Commission (the “CSRC”) nor any other regulatory authority in China with respect to offerings of or the listing of our securities. However, as uncertainties remain regarding the interpretation and implementation of PRC laws and regulations, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

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

Further, the cross-border transfer of data falling under statutory categories is subject to security assessment under PRC law. While, given the nature of our business, we do not believe that we or any of our PRC Subsidiaries is engaged in any activity that is subject to security assessment, like the aforementioned PRC laws which are subject to change, and uncertain interpretation and implementation, we cannot assure you that our cross-border transfer of data will not be subject to security assessments under PRC law.

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

If we become a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned Item 10.E. “Taxation—Certain U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements.

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

For example, on January 16, 2024, we received a notification from Nasdaq stating that the Company was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”), because the closing bid price of the our Class A Ordinary Shares was below $1.00 per share for 30 consecutive business days. On July 16, 2024, the Company received from Nasdaq an additional 180 calendar day period to regain compliance. On November 25, 2024, following shareholder approval, the Company completed a 100 to 1 reverse split of its Class A Ordinary Shares. On December 10, 2024, the Company received a notification from Nasdaq stating that the Company has regained compliance with the Bid Price Requirement, and Nasdaq has determined to continue the listing of the Company’s Class A Ordinary Shares. However, there can be no assurance that the Company will be able to maintain compliance with the Bid Price Requirement or with any of the other Nasdaq continued listing requirements.

The trading price of our securities has been and is likely to continue to be volatile, which could result in substantial losses to holders of our securities.

The market values of our securities may vary significantly from their prices on the date of this Annual Report, and fluctuations in the price of our securities could contribute to the loss of all or part of your investment. The trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

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

We are now incurring significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We face legal, accounting, administrative and other costs and expenses as a public company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities time-consuming. A number of these requirements require us to carry out activities we did not previously conduct as a private company. In addition, expenses associated with SEC reporting requirements are being incurred. Furthermore, if any issues in complying with those requirements are identified (for example, we identified a material weakness in our internal control over financial reporting in connection with the preparation of our 2023 financial statements, which was remediated as of December 31, 2024), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The reporting and other obligations imposed by these rules and regulations incur legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

We in the past had identified a material weakness and significant deficiencies in our internal control over financial reporting and cannot assure you that additional material weaknesses and significant deficiencies will not be identified in the future. If we are unable to remediate an identified material weakness, we may not be able to accurately or timely report our financial condition or results of operations. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.

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

During the preparation of our financial statements at and as of December 31, 2023, we identified a material weakness and three significant deficiencies in our internal control over financial reporting, in accordance with the standards established by the PCAOB. During 2024, we remediated the material weakness, two of the significant deficiencies, and took additional steps to further improve our internal control environment. The remaining significant deficiency related to the segregation of duties with our financial reporting software. Remediation of this significant deficiency will involve the segregation of such duties and implementation of monitoring controls for our financial reporting software.

There is no assurance that the remediation plan will result in sufficient improvements to our internal controls or remediate the significant deficiency identified. Our continued failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate our financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.

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

We qualify as an “emerging growth company” and a foreign private issuer within the meaning of the Securities Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and foreign private issuers that could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

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

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. We do not currently have regular research coverage from any securities analysts. If no securities or industry analysts commence coverage of us, our Class A Ordinary Share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our Class A Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell Class A Ordinary Shares for a price greater than that which you paid.

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

We are a holding company incorporated under the laws of the Cayman Islands, and a substantial portion of our assets are outside of the United States. Most of our directors and all of our senior management reside in the United States. However, two directors are based outside the United States, and all or a substantial portion of our respective assets are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and independent auditors.

Additionally, part of our assets are based in mainland China. We believe that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the United States based upon the civil liability provisions of U.S. federal securities laws;

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

The exercise price for the Warrants, other than the Penny Warrants, is $11.50 per Warrant, which upon exercise converts to 0.01 share of the Company’s Class A Ordinary Shares. We believe the likelihood that Warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares, the closing price for which was $9.75 per share on December 31, 2024. Notably, the exercise price of the Penny Warrants ($0.01 per 0.01 share) is significantly lower than the current trading price of our Class A Ordinary Shares (as discussed below), whereas the exercise price of the Public Warrants and Private Warrants (each at $11.50 per 0.01 share) is significantly higher on a per-share basis than the current trading price of our Class A Ordinary Shares. If the trading price of our Class A Ordinary Shares continues to be less than $1,150 per share, we believe holders of Warrants will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money prior to their expiration, and as such, the Warrants may expire worthless and we may receive no proceeds from the exercise of the Warrants. Therefore, we do not expect to receive cash proceeds from any such exercise so long as the Warrants remain out of the money.

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

We were originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. As a result, we became the owner of certain patent and intellectual property rights relating to some of our product candidates. Since our founding, we have built a pipeline focused on oncology, of which three product candidates remain in active clinical stage development. For more information relating to the series of transactions resulting in our acquisition of these patent rights, please see “—Intellectual Property Assignment”, below.

On March 29, 2023, Apollomics consummated the Business Combination with Maxpro pursuant to the Business Combination Agreement. In connection with the closing of the Business Combination, Apollomics became a publicly traded company on Nasdaq.

On November 25, 2024, following shareholder approval, the Company completed a 100 to 1 reverse split of its Class A Ordinary Shares.

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

B.
Business Overview

Company Overview

We are a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs, especially for difficult-to-treat and treatment-resistant cancers. Since our founding in 2015, we have built a pipeline focused on oncology, of which three product candidates remain in active clinical stage development. Our leading product candidate, vebreltinib, has shown initial promising clinical results.

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address a range of cancer indications, such as lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, monotherapies, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Our Product Candidates

The product candidates in our pipeline can be categorized into two groups based on their mechanisms of action, each of which contains product candidates at different stages of development: (i) tumor inhibitors and (ii) immuno-oncology drugs. We believe that having two groups of product candidates with different mechanisms of action will enable us to develop potential synergistic therapies that address unmet needs in cancer treatment.

Active Development Programs: Tumor Inhibitors

Our tumor inhibitor product candidates consist of three small molecule inhibitors against different uncontrolled growth signaling pathways in cancer cells: vebreltinib, APL-102 and APL-122. We are developing therapies that may target alternative pathways to overcome cancer treatment resistance, including chemo-resistance and targeted therapy resistance.

Vebreltinib (APL-101). Our most advanced product candidate is vebreltinib, a potent, oral active, highly selective c-Met inhibitor. Cancer cells often use c-Met activation to escape therapies targeting other signaling pathways. Capmatinib and tepotinib, two c-Met inhibitors, were approved by the FDA for the treatment of metastatic NSCLC with Met Exon 14 skipping in 2020 and 2021 under accelerated approval, respectively, followed by traditional approvals in 2022 and 2024, rendering Met Exon 14 skipping a clinically validated target. Avistone, our partner in China, received conditional approval from the NMPA for vebreltinib in November 2023 for the same indication. In addition, in April 2024, Avistone received conditional approval from the NMPA for vebreltinib for the treatment of gliomas with a PTPRZ1-MET fusion (ZM fusion) gene after failure of previous treatments. We believe that the potential of vebreltinib in cancers with genetic mutations, amplification or fusion of the c-Met gene presents a significant opportunity for us. We are investigating vebreltinib in clinical trials as a single agent for the potential treatment of NSCLC and other advanced tumors with c-Met alterations, and also as a combination therapy with epidermal growth factor receptor (“EGFR”) inhibitors. We have obtained orphan drug designation for vebreltinib for the “treatment of non-small cell lung cancer with MET genomic tumor aberrations,” which includes Met Exon 14 skipping and c-Met amplification. Our primary focus for the future development of vebreltinib will be for the treatment of NSCLC with c-Met Amplification. We intend to continue to explore the opportunity for combining vebreltinib with other approved drugs or product candidates.

APL-102. APL-102 is an oral active, small molecule Multiple Tyrosine Kinase Inhibitor (“MTKi”). Data regarding anti-tumor activity in multiple preclinical studies is included in the section of this Annual Report entitled “Our Other Tumor Inhibitor Programs—APL-102 (MTKi)”, such as models of liver cancer, breast cancer and esophageal cancer, both as a single agent and in combination with an anti-PD-1 antibody. Given that APL-102 inhibits several kinases that are aberrantly activated in cancer cells, we believe that APL-102 has the potential to overcome cancer treatment resistance. APL-102 is in a Phase 1 dose escalation clinical trial in China and is at the seventh dose level. As of the date of this Annual Report, dose-limiting toxicity has not been observed in human subjects.

APL-122. APL-122 is a tumor inhibitor candidate, targeting ErbB1/2/4 signaling pathways. APL-122 reaches the brain tissue in preclinical studies, and has the potential to treat cancers within the brain. APL-122 is currently in Phase 1 dose escalation in Australia.

Other Development Programs: Immuno-Oncology Product Candidates

Our three immuno-oncology product candidates consist of: APL-501, APL-502 and APL-801. These product candidates are designed to take advantage of the body’s immune system to fight cancer and include mono-specific and bi-specific antibodies that could release the natural brakes of immune response against cancer cells, as well as a novel cancer vaccine. Our current strategy is to identify development and commercialization partners for these product candidates to enable the most capital-efficient development programs in this highly competitive area.

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

Our pipeline also includes an anti-PD-L1/anti-CD40 bi-specific antibody, APL-801.

Our Product Candidate Pipeline

The following chart summarizes the development status of our product candidates from clinical stage to discovery stage. Third parties also have ongoing clinical trials in their respective territories.

Key highlights of clinical trials conducted by third parties on our product candidates include:

•
Avistone has conducted clinical trials for vebreltinib in China through the completion of Phase 2 in NSCLC with c-Met alterations, and has completed a randomized Phase 2/3 trial in GBM patients with PTPRZ1 c-Met fusion;
•
Genor has conducted clinical trials for APL-501 in China through Phase 3; and
•
CTTQ has conducted clinical trials for APL-502 in China into Phase 3.

Apollomics is not responsible for, and does not have control over, clinical trials conducted by such third parties and does not have any direct financial interest in the development of our product candidates by such third parties. However, the development of our product candidates by such third parties has the potential to benefit the regulatory status and development costs of such product candidates in the geographies and trials for which we are responsible and have control over, due to our ability to access the developmental and clinical data from such third parties and to benefit from the feedback of such trials as information regarding such trials is made available. For more information regarding our arrangements with third parties, please see the section below entitled “—Licensing and Collaboration Arrangements.”

Our Strategy

Our strategic focus is the development of novel therapies targeting difficult to treat cancers and drug resistant patients. To address the needs of cancer patients for safer and more effective cancer treatment solutions, we strive to unlock the synergy between treatments and address drug resistance. The key elements of our business strategy to achieve these goals include:

•
Advancing the global development of vebreltinib to fully expand its potential across different c-Met alterations across different tumors, and to develop other tumor inhibitor candidates. We are developing vebreltinib for the treatment of NSCLC with Met Exon 14 skipping, NSCLC with c-Met amplification, and pan-tumor c-Met fusions including brain tumors with c-Met alterations. We are also exploring the potential of vebreltinib for treating other cancers with c-Met alterations. This is taking place in our ongoing Phase 2 global study as well as in ongoing Phase 2 studies conducted by our partner, Avistone. We are also exploring, in an investigator-sponsored study, combination therapy using vebreltinib with an EGFR inhibitor mutation to reduce treatment resistance. We may also develop vebreltinib combination therapy strategies involving other approved products or product candidates in the future.
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
•
Seeking development and commercialization partnerships to optimize efficiency. We plan to seek strategic partnerships with recognized players in the industry to make our innovative medicines accessible to patients, and to maximize the market potential of our assets in the most efficient manner.
•
Building a network of centers for clinical trials. We have built a network of centers for clinical trials across more than ten jurisdictions, including the United States, China, Canada, England, France, Spain, Germany, Italy, Australia, Taiwan and Singapore, including lead sites at leading academic medical institutions. By leveraging our global network, we have access to subjects from different continents to achieve the enrollment goals for our clinical trials and regulatory objectives in multiple regions.

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
•
Strong in-house R&D engine coupled with global business development capability. We are a global team with capabilities spanning from early- through late-stage clinical development. We are developing a diverse pipeline of cancer therapies. We are also able to source talent and assets from other biotechnology companies globally. We have proven our scientific and development capabilities with the ability to build a robust pipeline by having secured or filed more than 79 active patents and patent applications, with more than 50 owned or directly filed by Apollomics, spanning nine therapeutic targets and covering discovery, development and manufacturing know-how. We believe our knowledge in target discovery, cancer biology and antibody generation and development, as well as our protein engineering capabilities and global clinical development capabilities will maximize the probability of high quality product candidates to grow our pipeline to be followed by technical and regulatory success of our in-house discovered product candidates.

Vebreltinib, our orally-available c-Met Inhibitor

As of the date of this Annual Report, throughout the world, NSCLC with Met Exon 14 skipping is the only indication for which some of these c-Met TKIs are approved despite the potential application of c-Met inhibitors towards treatment of tumors with other c-Met mutations/dysregulations, such as c-Met amplifications and Met fusions. Capmatinib and tepotinib are both approved as first and second line treatment in patients with NSCLC Met Exon 14 skipping mutation in the United States and Japan, and as second-line treatment in the European Union. Capmatinib and tepotinib were initially approved in the United States by the FDA under accelerated approval in 2020 and 2021, followed by full approval in 2022 and 2024, respectively. In China, two other c-Met inhibitors, savolitinib and gumarontinib, in addition to vebreltinib (being developed and commercialized by our partner Avistone in China), are also approved for treatment of NSCLC with Met Exon 14 skipping, under conditional approval.

Vebreltinib is a selective and potent inhibitor of the c-Met receptor kinase, which is overexpressed and/or mutated in several tumor types. Vebreltinib has demonstrated preclinical tumor inhibitory effect in a variety of human primary c-Met amplified gastric, hepatic, pancreatic and lung cancer xenograft models. Vebreltinib is an oral agent being evaluated in two ongoing Phase 2 multi-cohort pivotal studies (SPARTA, being conducted by Apollomics, and KUNPENG, being conducted by Avistone) primarily for evaluation of these indications: (i) NSCLC with Met Exon 14 skipping, (ii) NSCLC with c-Met amplification and (iii) other solid tumors with c-Met alterations, such as c-Met fusion or c-Met amplifications. We are actively enrolling new patients only for NSCLC with c-Met amplification, and continue to follow previously-enrolled patients in other SPARTA cohorts. Vebreltinib has also been evaluated in a randomized Phase 2/3 study in subjects with r/r glioblastoma multiforme (“GBM”) with PTRPZ1-MET fusions in China, which was reported to show a 48% reduction in the risk of death in vebreltinib treated patients relative to those on active comparator arm. Met Exon 14 skipping occurs in 3% to 4% of NSCLC, and has been reported to be associated with worse outcomes than in NSCLC without this c-Met alteration. NCCN currently recommends c-Met inhibitor TKI monotherapy as first line treatment of choice for NSCLC with Met Exon 14 skipping. Vebreltinib is also being evaluated in an investigator-initiated Phase 1 study in combination with osimertinib in NSCLC subjects with EGFR mutations.

c-Met Pathway & c-Met mutations/alterations in cancers

c-Met is a transmembrane, receptor tyrosine kinase. The extracellular portion of c-Met is composed of three domain types: (i) a ligand binding domain, the semaphorin (“Sema”) domain; (ii) a plexin-semaphorin-integrin (“PSI”) domain which follows the Sema domain; and (iii) four immunoglobulin-plexin-transcription domains, which connect the PSI domain to the transmembrane helix. Intracellularly, c-Met contains: (i) a juxtamembrane domain that negatively regulates c-Met; (ii) a tyrosine receptor kinase catalytic domain; and (iii) a docking site that recruits several transducers and adaptors when c-Met is active. c-Met is activated by the binding of its ligand, HGF.

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

c-Met signaling pathway

Source: Company

Activation of c-Met induces biological responses via activation of various intracellular signaling pathways. Aberrant c-Met signaling in cancer cells can occur through a number of mechanisms, including c-Met protein overexpression, MET gene amplification, MET gene or fusion/rearrangement.

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

To date, more than 600 patients and 170 healthy volunteers have been dosed with vebreltinib in clinical trials. The safety profile is generally acceptable.

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

Among the 37 subjects in the dose escalation phase and dose expansion phase of the Phase 1 vebreltinib clinical trial, no occurrence of dose-limiting toxicity and maximum tolerated dose (“MTD”) were observed, and the drug-related adverse events (“AE”) were mainly Common Terminology for Adverse Events grade 1-2. Most AEs were common adverse events of small-molecule targeted therapy tyrosine kinase inhibitor drugs and similar c-Met inhibitors, such as increased transaminases, peripheral edema, increased lipase and increased amylase. Of the 15 serious adverse events (“SAEs”) reported in ten subjects, five SAEs in four subjects were considered related to study drug: three events of abnormal liver function in two subjects (one treated with 200 mg BID and the other with 300 mg QD); one event of bilirubin elevation in a subject treated with 275 mg BID; and one event of peripheral edema in a subject treated with 200 mg BID. The abnormal liver enzyme abnormality SAEs and bilirubin elevation SAEs improved to baseline or Grade 1 AE upon study drug discontinuation.

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
500
600
Dose (mg)

Avistone (China) Phase 1 Glioblastoma Multiforme Trial- Study HMO-PLB1001-I-GBM-01

Study HMO-PLB1001-I-GBM-01 (sponsored by Avistone) was a Phase 1, open-label dose-escalation and expansion study of vebreltinib to assess safety and tolerability, and to determine the RP2D of vebreltinib in subjects with PTPRZ1-MET fusion-gene (ZM fusion) positive recurrent high-grade gliomas. Treatment in this study has been completed. A total of 18 subjects were enrolled in four dose cohorts: four at 100 mg/day (50 mg BID), four at 200 mg/day (100 mg BID), three at 400 mg/day (200 mg BID) and seven at 600 mg/day (300 mg BID). The RP2D has been determined to be 300 mg BID.

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

Other Clinical Trials

In the APOLLO Phase 1/2 study in Australia, 20 subjects with locally advanced or metastatic hepatocellular carcinoma (“HCC”) or renal cell carcinoma (“RCC”) were treated with vebreltinib in combination with a PD-1 antibody (APL-501 in HCC, nivolumab in RCC). Treatment in this study was completed in the first half of 2022. We are currently completing data analysis for this trial.

In an ongoing investigator-sponsored trial of vebreltinib in combination with osimertinib at Washington University School of Medicine, clinicians are exploring the safety and efficacy of combining vebreltinib with frontline osimertinib in subjects with EGFR-mutated metastatic NSCLC. Based on our discussions with the clinical investigators, no safety concerns have been observed in this trial to date.

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

Cohort C-2 EGFR mutated NSCLC with acquired MET amplification (add APLL-101 to EGFR inhibitor) (N up to 46)

Cohort D Basket of tumor types except primary CNS tumors, harboring MET gene fusions (MET inhibitor naïve) (Stage 1=10, Stage 2 up to 36)

Cohort E Primary CNS tumors with MET alterations (MET inhibitor naïve) (Stage 1=14, Stage 2 up to 26)

Cohort F Basket of tumor types with over expression of HGF & Over-expression of MET; MET WT (Stage 1=10, Stage 2 up to 30)

Apollomics is currently conducting the ongoing Phase 2 portion of the global SPARTA study at approximately 40 study sites in over 10 countries in North America, Europe and Asia-Pacific. Cohort C-1 remains open to additional enrollment, and approximately 30 patients in other cohorts continue to receive vebreltinib. As of the date of this Annual Report, over 250 subjects have enrolled in the SPARTA study, including subjects with NSCLC with Met Exon 14 skipping or with MET amplification, brain tumors with PTPRZ1-MET fusion, and subjects with other solid tumors with MET alterations like MET amplification or MET fusion.

The primary endpoint of the ongoing Phase 2 portion of the SPARTA study is objective response rate (“ORR”) per blinded independent review committee by RECIST v.1.1 for NSCLC and other solid tumors and by Response Assessment in Neuro-Oncology for brain tumors, with median duration of response (“DOR”) as a secondary endpoint. Additional secondary endpoints include ORR per investigator assessment based on RECIST v1.1, antitumor activity by clinical benefit rate (CR + PR + SD ≥ 4 cycles) based on RECIST v1.1 (or relevant criteria per tumor type), median time to progression, and progression free survival (“PFS”) and overall survival (“OS”) at 6, 12, 18 and 24 months.

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

Efficacy and safety data from the Met Exon 14 skipping NSCLC cohort from KUNPENG Study were presented at the European Society of Medical Oncology Congress 2023. Of the 52 patients, 39 achieved complete or partial response, an ORR of 75% (95% CI, 61.1–86.0), median duration of response (DOR) of 15.9 months (95% CI, 9.2–17.8), a high disease control rate (DCR) of 96.2% (95% CI, 86.8–99.5). and a notably rapid onset of response with a median time to response of 1 month (95% CI, 1–2.8). In the 35 treatment-naïve patients, ORR was 77.1% (95% CI, 59.9–89.6), with median DOR of 16.5 months (95% CI, 9.2–NE). In the 17 patients who received prior systemic treatment, ORR was 70.6% (95% CI, 44.0–89.7), with median DOR of 15.3 months (95% CI, 3.7–17.8). Vebreltinib showed efficacy in patients with locally advanced or metastatic NSCLC harboring Exon-14 skipping mutations, with an ORR of 75%. Among other notable findings in the KUNPENG study, ORR and disease control rate (DCR) were 100% in patients with brain metastases (n=5) and ORR was 66.7% in patients with liver metastases (n=6).

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

This presentation may represent the first publicly available analysis on a c-Met inhibitor in treatment of NSCLC with MET exon14 skipping mutation, in which the GCN distribution in the study population resembles the real world (large public database) and the treatment can achieve sufficient efficacy (with ORR of 64.5%) in those without overlapping c-Met amplification, a subgroup representing over 83% of NSCLC with Met Exon 14 skipping, an important patient population previously reported in other c-Met inhibitor pivotal trials that supported U.S. or China approvals with substantially lower ORR.

Vebreltinib Development and Regulatory Status in China

Our partner, Avistone (which wholly owns Beijing Pearl) conducts all vebreltinib development, regulatory, manufacturing, and commercialization activities in China. Vebreltinib was conditionally approved by the China NMPA in November 2023 for the treatment of locally advanced or metastatic NSCLC with Met Exon 14 skipping mutation, and Avistone has launched commercial sales. In 2023, Avistone submitted a supplemental NDA (“sNDA”) for the treatment of PTPRZ1-MET fusion-positive secondary glioblastoma, which was approved by the China NMPA in April 2024.

Vebreltinib Global Clinical Development Strategy & Plans (including the U.S., EU, and Rest of World)

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

At an End-of-Phase 1 meeting in November 2021, we sought FDA input on our development plan for two indications: NSCLC with Met Exon 14 skipping and NSCLC with c-Met amplification. We discussed potential accelerated approval for the treatment of NSCLC with Met Exon 14 skipping based on the “totality of data” from the Pearl and SPARTA studies. The FDA explained that in order to support accelerated approval we must demonstrate that vebreltinib provides a meaningful therapeutic benefit over treatments that have received full approval at the time of consideration for accelerated approval. Additionally, the FDA recommended that we request an additional meeting when more data is available to discuss: 1) the data package needed to support a marketing application seeking accelerated approval, and 2) plans for confirming the clinical benefit of vebreltinib. The FDA also provided guidance on sample size requirements and study endpoints. The FDA also requested additional information for the FDA to determine if the proposed 200 mg BID dosage is optimized for efficacy and safety. The FDA recommended that we request a meeting when more data is available to discuss the development programs for the other vebreltinib indications.

In August 2022, the FDA granted us Orphan Drug Designation of vebreltinib for treatment of non-small cell lung cancer with c-Met genomic tumor aberrations which includes Met Exon 14 skipping and c-Met amplification.

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

We sought feedback from the FDA in a Type C meeting held in February 2024. The objectives of the meeting were to review our development plan and discuss the registration pathway of vebreltinib for the treatment of 3 conditions: (1) NSCLC with Met Exon 14 skipping, (2) NSCLC with c-Met amplification (EGFR WT, absence of other driver mutations) and (3) GBM with PTPRZ1 c-Met fusion (ZM fusion). For NSCLC with Met Exon 14 skipping, the FDA suggested primary efficacy analyses be conducted on patients with central NGS confirmation, even though SPARTA study enrollment was based on local NGS results and retrospective central confirmation was conducted whenever possible. For example, of the 43 treatment naïve NSCLC patients with Met Exon 14 skipping in SPARTA-II (enrolled in April 2023 or earlier), 36 were confirmed with next-generation sequencing (“NGS”) performed by a central, standardized laboratory, and were included in the primary efficacy analysis. Preliminary efficacy results of NSCLC with Met Exon 14 skipping patients from the SPARTA (enrolled in April 2023 or earlier) and the KUNPENG study, were presented in individual study and pooled result as “Combined”, inclusive of data available as of October 26, 2023, in table below. In the 71 treatment naïve NSCLC with Met Exon 14 skipping mutation (36 from SPARTA-II and 35 from KUNPENG), ORR was 66.2% (95% CI 54.0, 77.0), supported by median duration of response (“mDOR”) of 16.5 months (95% CI 9.2, 23.0) and a disease control rate of 94.4% (95% CI 86.2, 98.4). In the 36 previously treated patients, all with no prior c-Met inhibitor therapy, 19 of which from SPARTA-II (none with immunocheckpoint inhibitor 90 days or less prior to vebreltinib) and 17 of which from KUNPENG (XX with immunocheckpoint inhibitor 90 days prior to vebreltinib), ORR was 61.1% (95% CI 43.5, 76.9) with mDOR of 16.7 months and a disease control rate of 83.3% (95% CI 67.2, 93.6).

Comparison of Design, Baseline Characteristics and Top-Line Efficacy Between SPARTA and KUNPENG

Multicohort Open-Label Phase II study	SPARTA	KUNPENG (Pearl II)
Primary endpoint ORR based on RECIST 1.1, supported by DOR	✓	✓
Regions	U.S., Canada, EU, APAC (ex-China)	China
Sponsor	Apollomics	Avistone
MET exon 14 skipping NSCLC: include 1L & 2L+ patients identified by NGS, unresectable or metastatic disease	✓	✓
Treatment: vebreltinib 200 mg BID	✓	✓
1L patients (efficacy set for potential U.S. NDA) GCN<4: Median age, years (range) Female (%) Non-smokers ECOG 0 ECOG 1 Histology at diagnosis: % Adenoma	N=36 n=28; ORR 64.3% 75.0 (53, 86) 58.3% 52.8% 33.3% 66.7% 88.9%	N=35 n=28; ORR 71.4% 71.0 (53, 90) 48.6% 65.7% 14.3% 85.7% 88.6%

Integrated Efficacy Results in Treatment Naïve and Previously Treated Patients with Vebreltinib Treatment in Comparison to Capmatinib (CCAS*)

NSCLC with Met Exon 14 skipping# CCAS	Treatment Naïve NSCLC Patients			Previously Treated NSCLC Patients
	SPARTA-II (N=36)	KUNPENG (N=35)	Combined (N=71)	SPARTA-II* (N=19)	KUNPENG (N=17)	Combined (N=36)
Confirmed ORR	55.6%	77.1%	66.2%	52.6%	70.6%	61.1%
95% CI	(38.1, 72.1)	(59.9, 89.6)	(54.0, 77.0)	(28.9, 75.6)	(44.0, 89.7)	(43.5, 76.9)
mDOR (Months)	11.2	17.1	16.5	10.6	16.7	16.7
95% CI	6.0, NE	9.2, NE	9.2, 23.0	1.1, NE	3.7, NE	5.4, NE
DOR >= 6 Months	75.1%	81.5%	79.1%	61.7%	61.4%	61.5%
DOR >= 9 Months	53.8%	81.5%	71.5%	61.7%	61.4%	61.5%
DOR >= 12 Months	35.8%	60.5%	52.2%	30.9%	61.4%	53.8%
DCR (%) 95% CI	91.7% (77.5,98.2)	97.1% (85.1, 99.9)	94.4% (86.2, 98.4)	73.7% (48.8, 90.9)	94.1% (71.3, 99.9)	83.3% (67.2, 93.6)

CCAS: Centrally confirmed analysis set that was confirmed by the central or an FDA approved NGS test in tissues; ORR: overall response rate, mDOR: median duration of response, CI: confidence interval; NE: not estimable, 95% CI is estimated by using the Clopper-Pearson method.

*Patients with last IO use < 90 days in SPARTA-II are excluded

# Data cut: October 26, 2023.

An updated efficacy analysis by GCN subgroup, based on data as of October 26, 2023, with larger number of patients with available GCN information included (N=91) than previously reported in NACLC 2023 presentation continued to show a similar trend of vebreltinib being efficacious in the treatment of Met Exon 14 skipping in the absence of overlapping c-Met amplification (GCN < 4) with ORR of 67% (n=86) or ORR 69% in those with GCN < 6 (n=90), and 100% (1 /1) in GCN < 6% in combined analysis of patients from SPARTA and KUNPENG. In treatment naïve patients with GCN < 4, ORR was 64.3% (n=28) in SPARTA and ORR was 71.4% (n=28) in KUNPENG.

In the February 2024 meeting with the FDA, we discussed the number of treatment naïve patients with Met Exon 14 skipping confirmed by central NGS testing that would be required to be treated with vebreltinib for an NDA package in this patient population. The FDA indicated that a 12-month follow up for patients in the primary efficacy analysis is needed to support traditional approval and that we would need to adequately explain the differences between the SPARTA and KUNPENG data. While we believe vebreltinib may represent a valuable new treatment option to patients with NSCLC with Met Exon 14 skipping mutation in the U.S, an option differentiated from the ones available today, we have closed the SPARTA cohorts for NSCLC with Met Exon 14 skipping mutations to new enrollment, and believe that a large, randomized, controlled clinical trial may be necessary for FDA approval in this indication.

We plan to pursue seeking marketing authorizations in the United States for NSCLC with Met Exon 14 skipping indication and the NSCLC with c-Met amplification indication with clinical results from the relevant patient subgroup from our APL-101-01 (SPARTA) study and patients from Avistone’s Phase 2 study in NSCLC patients, following the pre-NDA meeting with the FDA upon data maturation for each of these two indications. Furthermore, vebreltinib has the potential to become the first c-Met inhibitor targeting NSCLC with c-Met amplification as there are no approved treatments for this serious condition anywhere in the world, including the U.S.

We intend to take a similar approach towards seeking regulatory approval for NSCLC with c-Met alterations like Met Exon 14 skipping and c-Met amplification in other jurisdictions such as the E.U. and other non-U.S. countries.

NSCLC with Met Amplification

For NSCLC with c-Met amplification, at the February 2024 meeting, the FDA acknowledged that pretreated patients in this setting remain an unmet medical need, and indicated that the preliminary data presented could represent an improvement over available therapy. The FDA recommended we continue enrollment in this SPARTA cohort to increase the precision around the point estimate for ORR and provide geographic diversity for the purpose of an accelerated approval NDA package to potentially support a marketing authorization based on the single arm trial results from KUNPENG and SPARTA for this indication. Enrollment of these incremental patients in SPARTA is ongoing and we expect will continue into 2025. With positive data, we could potentially submit an NDA in 2026 to seek accelerated approval of vebreltinib as a second-line treatment for NSCLC patients with c-MET amplification.

In August 2024, we announced that we had recently completed an analysis of 38 patients in the SPARTA MET amplification cohorts. Testing method discordance (determination of MET amplification by status sequencing of blood, sequencing of tumor biopsies, and/or fluorescent in-situ hybridization (FISH), as well as the use of local versus central laboratory testing), has complicated the analysis. Of the patients with the highest MET gene copy number (GCN ≥10) as determined by central sequencing, an ORR of 30% (3/10) was achieved, as compared to 13% (5/38) in the overall dataset. We believe that MET GCN ≥10 by sequencing may be comparable to GCN ≥6 by central FISH testing, which is the criteria to define MET amplification used in previous clinical trials of other MET inhibitors.

In July 2024, we announced that SPARTA enrollment will focus only on NSCLC patients with MET amplification, to be confirmed by central FISH testing. We have enrolled six patients that meet these criteria in the last nine months. As of February 2025, five are evaluable for response, with one patient early in the treatment cycle. An ORR of 40% (2/5) was observed. However, the FISH testing is not part of the standard genetic testing done for this patient population. We believe that the challenges associated with this diagnostic test limit the enrollment rate as well as the commercial opportunity for this patient population. We are evaluating alternatives for development of vebreltinib in this indication.

Pan-tumor Met Fusions (non-CNS)

In August 2024, we announced data from the SPARTA Phase 2 clinical trial for 14 patients with non-CNS MET fusion solid tumors, where a 43% objective response rate (ORR) was achieved by RECIST v1.1 criteria. This includes six confirmed responses out of 14 evaluable patients: one complete response in second-line metastatic NSCLC and five partial responses (three patients with NSCLC, one patient with pancreatic cancer, and one patient with intrahepatic bile duct cancer). Alongside the Avistone data for vebreltinib in the treatment of glioblastoma with PTPRZ1 MET fusions described below, vebreltinib has now demonstrated activity in a variety of tumors with MET fusions.

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

In the vebreltinib program, early evidence of brain penetration of vebreltinib came from the response in brain metastases of subjects with NSCLC with Met Exon 14 skipping as well as those from GBM subjects with PTPRZ1-MET fusion or with c-Met amplification in Phase 1 studies. Subjects with brain tumors (inclusive of high grade gliomas and GBM) with PTPRZ1-MET fusion or with c-Met amplification have been evaluated in two clinical trials: the global Phase 1/2 SPARTA trial conducted by Apollomics and the Phase 2/3 randomized active-controlled trial in secondary GBM with PTPRZ1-MET fusion by Avistone.

The Avistone trial was a multicenter, double-blind, randomized trial to compare vebreltinib to an active comparator (either temozolomide or cisplatin combined with etoposide regimen) in subjects with recurrent secondary glioblastoma (progression from lower grade glioma to glioblastoma) or IDH mutant glioblastoma with PTPRZ1-MET Fusion. This study enrolled 84 subjects who were randomized 1:1 for vebreltinib vs. the active comparator. The primary efficacy endpoint was OS. Key secondary endpoints are progression-free survival (“PFS”), ORR (PR+CR), KPS score and EORTC quality of life measurement scale (QLQ-C30, QLQ-BN20).

Avistone reported a 48% reduction of death in this study and submitted a supplemental NDA (“sNDA”) for use of vebreltinib in GBM with PTPRZ1-MET fusion, which was approved in May 2024 by China NMPA. In our February 2024 meeting with the FDA, for GBM with PTPRZ1-Met fusion, the FDA acknowledged PTPRZ1-MET fusion-positive high-grade glioma is a serious illness with an unmet medical need where effective agents that prolong OS in the context of an adequately powered randomized trial could be considered for traditional approval. However, additional epidemiologic information on high grade glioma with PTPRZ1-MET fusion and more detailed information on the Phase 2/3 study completed by Avistone are needed to be provided to the FDA to determine if this study, supported by data from the SPARTA study, could be sufficient to support a marketing authorization for this indication in the United States, or if additional clinical trial data would be required. In 2025, we intend to discuss with EMA the approvability of vebreltinib in this indication.

Vebreltinib combination therapy with an EGFR inhibitor

To explore the potential for addressing the issue of treatment resistance to EGFR TKIs, which are a mainstay of targeted therapy for the treatment of NSCLC, vebreltinib in combination with osimertinib is being studied as part of first line treatment in an ongoing investigator sponsored study (“IST”) in metastatic NSCLC subjects with EGFR mutation at Washington University School of Medicine: “Phase I/II study exploring the safety and efficacy of combining APL-101 (vebreltinib) with frontline osimertinib in subjects with EGFR-mutated metastatic NSCLC.” Over 20 patients have been enrolled in this IST. An increase in duration of response as compared to that expected with osimertinib monotherapy would represent a significant improvement over the current standard of care. Our collaboration with LaunXP for the development of vebreltinib in combination with an EGFR inhibitor reflects our strategy to expand the clinical data for vebreltinib through strategic collaborations.

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

Treatment-Related Adverse Events Reported in >10% NSCLC with METex14

Preferred Term	SPARTA-II (N=33) All Grades n (%)	SPARTA-II (N=33) Grade ≥ 3 n (%)	KUNPENG (N=50) All Grades n (%)	KUNPENG (N=50) Grade ≥ 3 n (%)	Combined (N=83) All Grades n (%)	Combined (N=83) Grade ≥ 3 n (%)
Any Treatment-Related TEAEs	31 (93.9)	12 (36.4)	49 (98.0)	23 (46.0)	80 (96.4)	35 (42.2)
Edema	24 (72.7)	4 (12.1)	41 (82.0)	7 (14.0)	65 (78.3)	11 (13.3)
Hypoalbuminaemia	6 (18.2)	0	15 (30.0)	0	21 (25.3)	0
Alanine aminotransferase increased	8 (24.2)	2 (6.1)	12 (24.0)	4 (8.0)	20 (24.1)	6 (7.2)
Anaemia	3 (9.1)	0	13 (26.0)	1 (2.0)	16 (19.3)	1 (1.2)
Blood creatinine increased	2 (6.1)	0	14 (28.0)	0	16 (19.3)	0
Electrocardiogram QT prolonged	0	0	15 (30.0)	1 (2.0)	15 (18.1)	1 (1.2)
Nausea	8 (24.2)	0	7 (14.0)	0	15 (18.1)	0
Pruritus	3 (9.1)	0	11 (22.0)	0	14 (16.9)	0
Aspartate aminotransferase increased	6 (18.2)	2 (6.1)	7 (14.0)	3 (6.0)	13 (15.7)	5 (6.0)
Platelet count decreased	3 (9.1)	0	8 (16.0)	2 (4.0)	11 (13.3)	2 (2.4)
Weight increased	0	0	11 (22.0)	0	11 (13.3)	0
Hypocalcemia	1 (3.0)	0	9 (18.0)	0	10 (12.0)	0
Hypoproteinemia	0	0	10 (20.0)	0	10 (12.0)	0
Lipase increased	1 (3.0)	1 (3.0)	9 (18.0)	2 (4.0)	10 (12.0)	3 (3.6)
Amylase increased	4 (12.1)	0	5 (10.0)	0	9 (10.8)	0
Rash	4 (12.1)	0	5 (10.0)	0	9 (10.8)	0
Vomiting	3 (9.1)	0	6 (12.0)	0	9 (10.8)	0

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

Licenses, Rights and Obligations

Avistone has the exclusive rights to vebreltinib in China, Hong Kong and Macau, and we have the exclusive rights to vebreltinib in the rest of the world. Please refer to “Licensing and Collaboration Arrangements—Agreements with Crown Bioscience (Taicang) Related to Vebreltinib” below for further details.

Our Other Tumor Inhibitor Programs

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

Clinical Development of APL-102

We received IND approval from the NMPA in November 2020, and subsequently initiated the Phase 1 study of APL-102-01 in subjects with solid tumors in China in 2021. The Phase 1 clinical trial has been closed and Apollomics expects to provide topline results in 2025.

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

Clinical Development Plan

Our partner, Edison Oncology Holding Corporation, or Edison, and its clinical trial partner, Senz Oncology Pty Ltd., or Senz, commenced a Phase 1/2a trial of APL-122 in Australia in 2021 and is currently ongoing. This Phase 1/2a trial is an open label, multi-center dose escalation and expansion trial in subjects with metastatic or advanced stage ErbB-1, ErbB-2 and/or ErbB-4 positive cancer who have relapsed after treatment with approved therapies and are unsuitable for further treatment with approved therapies or declined further treatment with approved therapies.

Licenses, Rights and Obligations

We in-licensed from Edison exclusive rights to APL-122 outside China, Hong Kong and Taiwan in January 2021 pursuant to the Edison Agreement (as defined below).

Immuno-Oncology Product Candidates

Our three immuno-oncology product candidates consist of APL-501, APL-502 and APL-801. These product candidates are designed to take advantage of the body’s immune system to fight cancer and include mono-specific and bi-specific antibodies that could release the natural brakes of immune response against cancer cells, as well as a novel cancer vaccine. Our current strategy is to identify development and commercialization partners for these product candidates to enable the most capital-efficient development programs in this highly competitive area.

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

Former Development Programs

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

Uproleselan was evaluated in a GlycoMimetics-sponsored Phase 3 global trial in r/r AML, which did not achieve its primary endpoint of a statistically significant improvement in overall survival. As a result of these negative Phase 3 results from GlycoMimetics, we determined the recoverable amount was lower than the carrying value of the intangible asset and recorded an impairment loss of $10.0 million to write down the full value of our intangible asset for this program. We have also evaluated uproleselan in a Phase 3 bridging clinical trial in r/r AML in China, which did not demonstrate favorable benefit for uproleselan. The NCI has also conducted a Phase 2/3 study to evaluate uproleselan in combination with chemotherapy vs. chemotherapy alone for first line treatment of AML in older adults in the United States, which did not achieve its Phase 2 primary endpoint of a statistically significant improvement in EFS. Due to these clinical results, in February 2025, we notified GlycoMimetics of the termination of the GlycoMimetics Agreement, which becomes effective in May 2025.

APL-810 (G17-Targeted ACCI)

APL-810, also known as TYG100, is a novel, rationally designed, ACCI recombinant vaccine that was derived from the S-TIRTM technology platform and targets the gastrin immunogen. We in-licensed APL-810 from TYG and Nuance for development and commercialization in Greater China, Taiwan, and South Africa, and in the United States. In November 2024, as part of pipeline prioritization, we notified TYG of the termination of the license for APL-810, which would have become effective in January 2025.

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

In March 2016, we and Crown Bioscience (Taiwan) entered into a patent assignment agreement which was subsequently amended in December 2018, under which Crown Bioscience (Taiwan) assigned to us the China patent rights related to cyclopropanecarboxamido-substituted aromatic compounds as anti-tumor agents. As a result of the foregoing transactions and the pre-existing exclusive license agreements between Crown Bioscience (Taicang) and certain third parties (please refer to “—Licensing and Collaboration Arrangements” below for further details), we have obtained the development and commercialization rights of (a) vebreltinib outside China, Hong Kong and Macau, (b) APL-501 outside China, (c) APL-502 outside China and (d) APL-102 worldwide. Vebreltinib, APL-501, APL-502 and APL-102 are the key product candidates in our pipeline currently qualified as the Crown Products.

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

Agreements with Crown Bioscience (Taicang) Related to Vebreltinib

Avistone has the exclusive rights to vebreltinib in China, Hong Kong and Macau, while we have the exclusive rights to vebreltinib in the rest of the world (please refer to “—Intellectual Property Assignment” above for further details). With respect to the rights for vebreltinib in China, Hong Kong and Macau, Crown Bioscience (Taicang) and Pearl entered into an exclusive license agreement on November 7, 2012 (the “Pearl Agreement”), pursuant to which Crown Bioscience (Taicang) granted to Pearl an exclusive license under certain intellectual property rights to develop and commercialize vebreltinib in China, Hong Kong and Macau (the “Pearl Territory”), and Pearl granted to Crown Bioscience (Taicang) the right to use the intellectual property related to vebreltinib and generated by or on behalf of Pearl in the Pearl Territory for patent applications, clinical development and commercialization of vebreltinib outside the Pearl Territory. Pursuant to the Pearl Agreement, Pearl shall pay Crown Bioscience (Taicang) royalties, subject to the achievement of certain milestones. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions) or by both parties upon mutual agreement, the Pearl Agreement remains effective until the earlier of (i) the expiration of the patents covering the intellectual property licensed thereunder and (ii) the date on which it is clearly known that the patent applications related to the licensed intellectual property has ultimately been rejected by the relevant governmental authorities or patent office in China. On May 17, 2016, Pearl and Crown Bioscience (Taicang) entered into a patent assignment agreement, pursuant to which Pearl acquired all right, title and interest in a China Patent (No. ZL201210322359.1) titled “highly selective c-Met inhibitors as anticancer agents” by way of an assignment by Crown Bioscience (Taicang).

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

Beijing Pearl has been rebranded as Avistone Pharmaceuticals and Biotechnology Co, Ltd.

Agreements with Crown Bioscience (Taicang) and Genor Related to APL-501

Genor is our APL-501 partner in China.

We have the ex-China rights for APL-501 (please refer to “—Intellectual Property Assignment” above for further details). With respect to the rights for APL-501 in China, Crown Bioscience (Taicang) and Genor entered into an exclusive license agreement on March 28, 2015 (the “Genor Agreement”), pursuant to which Crown Bioscience (Taicang) granted to Genor an exclusive license under certain intellectual property rights to develop and commercialize APL-501 in China, and Genor granted to Crown Bioscience (Taicang) the right to use the intellectual property related to APL-501 and generated by or on behalf of Genor in China for clinical development and commercialization of APL-501 outside China. Pursuant to the Genor Agreement, Genor shall pay Crown Bioscience (Taicang) upfront payment, milestone payments and sales royalties, subject to specified trigger events. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions), the Genor Agreement remains effective until the later of (i) the full performance of rights and obligations of both parties thereto, and (ii) the expiration of the last patent covering the intellectual property licensed thereunder.

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

Agreements with Crown Bioscience (Taicang) and CTTQ Related to APL-502

CTTQ is our APL-502 partner in China.

CTTQ has the rights to APL-502, also known as TQB-2450, in China, while we have the rights to APL-502 in the rest of the world (please refer to “—Intellectual Property Assignment” above for further details). With respect to the rights for APL-502 in China, Crown Bioscience (Taicang) and CTTQ entered into a technology development agreement related to a humanized anti-PD-L1 monoclonal antibody (the “CTTQ Technology Agreement”) on October 28, 2014, pursuant to which Crown Bioscience (Taicang) granted to CTTQ an exclusive royalty-bearing license under certain intellectual property rights to develop, manufacture and commercialize an IDD-505 humanized anti-PD-L1 monoclonal antibody (referred to as APL-502 by us) in China (the “CTTQ Territory”) for the treatment and prevention of human diseases (the “CTTQ Products”). CTTQ granted to Crown Bioscience (Taicang) the right to exploit the subsequent development and improvements, generated by or on behalf of CTTQ in the CTTQ Territory, that are made to the CTTQ Products for IND and NDA filings, license grant, clinical development and commercialization of APL-502 outside the CTTQ Territory by Crown Bioscience (Taicang) or its affiliates, subject to certain terms and conditions and payment of specified royalties. Pursuant to the CTTQ Technology Agreement, CTTQ shall pay Crown Bioscience (Taicang) upfront payment, milestone payments and sales royalties, subject to specified trigger events. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions) or by CTTQ if the licensed patents (i) have been or are evidenced to be invalidated or (ii) have infringed or are evidenced to infringe other third party’s rights, the CTTQ Technology Agreement remains effective until the full performance of rights and obligations of both parties thereto.

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

LaunXP

On March 31, 2025, we announced an agreement with LaunXP International, an affiliate of LaunXP Biomedical Co., Ltd. (TWO: 6876) (“LaunXP”), for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) of vebreltinib, our proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of NSCLC. The EGFRi class of targeted kinase inhibitors is currently a foundational targeted therapy for the treatment of NSCLC and other tumor types. Under the terms of the agreement, we expect to receive upfront payments totaling $10 million within 60 days of the date of the agreement. We are also eligible for regulatory and other pre-commercial milestones up to $50 million, and royalties on net product sales. LaunXP will be primarily responsible for the development of vebreltinib in combination with an EGFRi in the LaunXP territory for the treatment of NSCLC.

Edison

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

Pursuant to the Edison Agreement, promptly after the execution date of the Edison Agreement, Edison and we shall use good faith efforts to enter into an agreement between us, Edison, Senz, and our Australian subsidiary, Apollomics (Australia) Pty Ltd., to effectuate the assignment of certain evaluation data generated from use of the Edison Licensed Drug Substance or Edison Licensed Products under a work plan of the Evaluation Agreement from Senz to Apollomics Australia.

On August 11, 2023, Apollomics entered into an Amendment 1 to License Agreement with Edison Oncology to amend the terms of payment for conducting the Phase 1 study in Australia.

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

GlycoMimetics

On January 2, 2020, we entered into an exclusive license and collaboration agreement with GlycoMimetics concerning the development and commercialization of uproleselan and APL-108, a follow-on compound to uproleselan, i.e., the GlycoMimetics Agreement, for all therapeutic and prophylactic uses in humans in Greater China. Due to the clinical results described above, in February 2025 we notified GlycoMimetics of the termination of the GlycoMimetics Agreement, which would have become effective in May 2025.

Nuance Group and TYG

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

Under the Nuance Transfer Agreement, on January 25, 2021 we acquired from Nuance Group all rights and obligations of Nuance under the Underlying TYG License Agreement and certain other related assets, including but not limited to the patent rights to APL-810 controlled by Nuance Group, the related books and records and regulatory materials and approval, and inventories of APL-810. In November 2024, as part of pipeline prioritization, we notified TYG of the termination of the Underlying TYG License Agreement, which would have become effective in January 2025.

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

Business Development

We have a proven track record of collaborating with biopharmaceutical and biotechnology companies across the globe, which underscores our credibility with global biopharmaceutical and biotechnology companies and paves the way for long-term collaborations. In these arrangements, we typically exchange data with our licensors for development and regulatory purposes. We believe these arrangements will speed up the development of our product candidates. In the future, we may enter into additional collaboration and in-licensing opportunities with global industry players.

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

As of the date of this Annual Report, we owned a total of 65 granted or issued patents and 24 pending patent applications, including one pending PCT applications, relating to our product candidates and technologies. The patent portfolios for vebreltinib and our other product candidates as of the date of this Annual Report are summarized below:

•
Vebreltinib. We own one issued U.S. patent and six issued patents in other jurisdictions. We also own four pending U.S. patent applications, three pending Chinese patent application, and sixteen pending patent applications in other jurisdictions. All of the issued patents are expected to expire in 2033, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
•
APL-102. We own two issued U.S. patents, one issued patent in China and six issued patents in other jurisdictions. We also own five pending applications. The issued patents are expected to expire in 2033, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
•
APL-122. We do not own any issued patent or patent application directed to APL-122. We have obtained an exclusive license globally (excluding China, Hong Kong and Taiwan) under a group of patents and patent applications related to APL-122, including 14 issued patents.
•
APL-501. We own three issued U.S. patents and twenty-three issued patents in other jurisdictions in this patent family. We also own one pending patent application. The issued patents are expected to expire in 2035, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers. We also own four pending PD-1-IL10 fusion protein applications.
•
APL-502. We own three issued U.S. patents and twenty-one issued patents in other jurisdictions in this patent family. We also own three pending patent applications in other jurisdictions. The issued patents are expected to expire in 2035, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
•
APL-801. We have one patent application pending in the United States.

The following table summarizes the details of the granted patents and the filed patent applications owned by us on vebreltinib, APL-102, APL-501 and APL-502.

Product Candidate	Scope / Type of Patent Protection	Jurisdiction	Status	Patent Expiration
vebreltinib	Highly selective c-Met inhibitors as anticancer agents / Composition of Matter	U.S., Japan, Germany, France, Great Britain, Ireland, Italy	Granted	2033
vebreltinib	Method for treating cancer patients with c-Met point mutation or c-Met fusion gene / Method of Use	U.S., China, Europe, Japan, Canada	Pending	NA
vebreltinib	Novel pharmaceutical formulation for c-Met inhibitor / Composition of Matter	U.S., Europe, Japan, Canada	Pending	NA
vebreltinib	Method for treating cancer patients with over-expression of HGF and c-Met	U.S., China, Europe, Japan, Canada, Australia, Korea, Brazil, Mexico	Pending	NA
APL-102	Cyclopropanecarboxamido- substitute aromatic compounds as anti-tumor agents / Mix of Composition of Matter and Method of Use	U.S., China, Germany, France, Great Britain, Ireland, Italy, Japan	Granted	2033
APL-102	Cancer treatment using multitargeted kinase inhibitor in combination of tyrosine kinase biomarkers / Method of Use	U.S., China, Europe, Japan, Hong Kong	Pending	NA
APL-501	Anti-PD-1 antibodies / Mix of Composition of Matter and Method of Use	Australia, Brazil, Canada, Germany, Spain, France, United Kingdom, Hong Kong, Ireland, Israel, India, Italy, Japan, Korea, Mexico, New Zealand, Russia, South Africa, Switzerland, U.S.	Granted	2035
APL-501	Anti-PD-1 antibodies / Mix of Composition of Matter and Method of Use	Singapore	Pending	NA
APL-501	PD-1+IL-10 combo / Method of Use	U.S., Europe, Japan, Canada	Pending	NA

APL-502	Anti-PD-L1 antibodies / Mix of Composition of Matter and Method of Use	Australia, Brazil, Europe, India, Israel, Japan, Korea, Mexico, New Zealand, Russia, U.S., South Africa	Granted	2035
APL-502	Anti-PD-L1 antibodies / Mix of Composition of Matter and Method of Use	Canada, Mexico, Singapore	Pending	NA

The following table summarizes the patents and patent applications licensed to us for our in-licensed product candidate, APL-122.

Drug Candidate	Scope / Type of Patent Protection	Jurisdiction	Status	Applicant
APL-122	Alkyne Substituted Quinazoline Compound as ErbB inhibitor / Composition of Matter and Method of Use	Australia, Brazil, Canada, France, Germany, United Kingdom, Switzerland, Israel, Korea, India, Japan, Mexico, U.S.	Granted	Newgen Therapeutics Inc.

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
•
The existence of the Structure Patents, the General Method Patent, the Withdrawn Method Patent Application and the key patents of the approved c-Met inhibitors does not have any impact on the validity and enforceability of our issued patents in relation to vebreltinib because of the allowance of claims in our issued patents by the relevant patent offices. Please refer to the section headed Item 3.D. “Risk Factors—Risks Related to Our Intellectual Property Rights—If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties or engaging in unfair competition, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our product candidates.” for a description of risks related to the development and commercialization of our product candidates.

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

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Despite any measures taken to protect our data and intellectual property, unauthorized parties may attempt to or successfully gain access to and use information that we regard as proprietary. Please refer to the section entitled Item 3.D. “Risk Factors—Risks Related to our Intellectual Property Rights” for a description of risks related to our intellectual property.

We conduct our business under the brand name of “Apollomics.” As of the date of this Annual Report, we had primarily registered 14 trademarks/classes in China, two trademarks/classes in the United States, and 24 trademarks/classes in Hong Kong.

We enter into collaboration agreements and other relationships with pharmaceutical companies and other industry participants to leverage our intellectual property and gain access to the intellectual property of others. Please refer to “—Licensing and Collaboration Arrangements” above for further details.

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

Government Regulations

Government authorities in the United States, at the federal, state and local level, in Europe, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States, in Europe and in other foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

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

Fast Track Designation and Priority Review

Through the fast track designation, the FDA is required to facilitate the development, and expedite the review, of drugs or biological products that are intended for the treatment of a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for the condition. Fast track designation may be granted when preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Filling an unmet medical need is defined as providing a therapy where none exists or providing a therapy which may be potentially better than available therapy. Fast track designation applies to both the product and the specific indication for which it is being studied. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review. A fast track request may be made concurrent with, or after, the filing of the IND for the drug or biological product. The FDA will review the request and make a decision within 60 days. Fast track designation does not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate a shorter, six-month review. Apart from a shorter review period, priority review does not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

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

Pediatric Information

Under the Pediatric Research Equity Act (“PREA”), NDAs or BLAs, (or supplements to applications) for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration must contain data to assess the safety and effectiveness of the drug or biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug or biological product is safe and effective. The FDA may grant deferrals or full or partial waivers, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug or biological product with orphan drug designation except a product with a new active ingredient that is a molecularly targeted cancer product intended for the treatment of an adult cancer and directed at a molecular target determined by the FDA to be substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act (“BPCA”) provides a six-month extension of any non-patent exclusivity for a drug or biological product as well as a six-month extension of patent exclusivity for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug or biological product in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s written request, the additional protection is granted. Applications under the BPCA are treated as priority applications.

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

The Hatch-Waxman Amendments

Orange Book Listing

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Amendments, NDA applicants are required to identify to the FDA each patent whose claims cover the applicant’s drug or approved method of using the drug. Upon approval of a drug, the applicant must update its listing of patents to the NDA in timely fashion and each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.

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

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. In some instances, an ANDA applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA prescribing information.

Exclusivity

Upon NDA approval of a new chemical entity (“NCE”), which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug unless the application contains a Paragraph IV certification, in which case the application may be submitted one year prior to expiration of the NCE exclusivity. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA for a generic version of the drug may be filed before the expiration of the exclusivity period.

Certain changes to an approved drug, such as the approval of a new indication, the approval of a new strength, and the approval of a new condition of use, are associated with a three-year period of exclusivity from the date of approval during which the FDA cannot approve an ANDA for a generic drug that includes the change. In some instances, an ANDA applicant may receive approval prior to expiration of the three-year exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA package insert.

Patent Term Extension

The Hatch Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. After NDA approval, owners of relevant drug patents may apply for the extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between the effective date of an IND application and NDA submission) and all of the review phase (the time between NDA submission and approval) up to a maximum of five years. The time can be reduced for any time the FDA determines that the applicant did not pursue approval with due diligence.

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

FDA Approval and Regulation of Companion Diagnostics

If safe and effective use of a therapeutic product depends on an in vitro diagnostic, then the FDA generally will require approval, authorization or clearance of that diagnostic, known as a companion diagnostic, before or at the same time that the FDA approves the therapeutic product. If FDA determines that a companion diagnostic device is essential to the safe and effective use of a new therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved, authorized or cleared for that indication.

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

Analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor. In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Further, certain states require the posting of information relating to clinical trials and their outcomes. Some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, certain states require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Additionally, we may also be subject to state and foreign laws governing the privacy and security of health information in some circumstances, such as the California Consumer Privacy Act or Europe’s General Data Protection Regulation, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Employees and Human Capital Resources

As of December 31, 2024, we had 13 full-time employees. Due to the highly technical requirements of our industry, our workforce comprises many high caliber scientists and experts with experience in the pharmaceutical and biotechnology industries. Most of our workforce is highly educated, with many employees holding advanced degrees. We have also engaged consultants to support our development and financial operations. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

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

Facilities

Our corporate headquarters are located in California, where we lease an office with approximately 5,100 square feet pursuant to a lease agreement that is in effect until February 28, 2029. This facility contains office space, conference rooms and a kitchen. We lease office and lab space in Hangzhou, PRC, comprised of approximately 2,515 square meters pursuant to a lease agreement that expires on April 13, 2025.

We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings arising in the ordinary course of our business.

On July 22, 2024, the Company received a copy of a Writ and Statement of Claim issued in the Grand Court of the Cayman Islands by one investment manager for two minority investors in the Company. As previously disclosed, in December 2022, the two minority investors made a request to redeem certain preferred shares of the Company shortly before the consummation of the public merger with Maxpro Capital Acquisition Corporation. Following the request, the Company’s shareholders approved the merger with Maxpro Capital Acquisition Corporation, which triggered the cancellation of all private preferred share rights and conversion of the Company’s then outstanding private preferred shares to Ordinary Shares. Following the consummation of the merger, the two minority investors have been, and currently remain, registered shareholders of the Company and hold Ordinary Shares. Based on the Statement of Claim, the Plaintiffs assert they are creditors of the Company and entitled to a sum of up to $40 million and/or unquantified damages in connection with alleged redemption requests. The Company is vigorously defending such claims and believes there are meritorious defenses to the claims that have been brought.

We are not presently a party to any other litigation or legal proceedings that we believe could have a material adverse effect on our business or financial condition. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

C.
Organizational Structure

The legal name of our company is Apollomics Inc. and we are an exempted company organized under the laws of the Cayman Islands. We conduct our operations through wholly-owned subsidiaries, including our U.S. subsidiary in California, which is also named Apollomics Inc., Crownmab, a subsidiary of Apollomics in the PRC, and Apollomics (Australia) Pty Ltd, a wholly-owned subsidiary in Australia. Investments in our securities are not purchases of equity securities of these operating subsidiaries in the United States or the PRC but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own. Unlike some other companies with operating subsidiaries in China, our corporate structure does not contain any variable interest entities, or VIEs, and we have no intention of establishing or utilizing any VIEs in China in the future.

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

Company Overview

We are a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs, especially for difficult-to-treat and treatment-resistant cancers. Since our founding in 2015, we have built a pipeline focused on oncology, of which three product candidates remain in active clinical stage development. Our leading product candidate, vebreltinib, has shown initial promising clinical results.

We were originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. As a result, we became the owner of certain patent and intellectual property rights relating to some of our product candidates. For more information relating to the series of transactions resulting in our acquisition of these patent rights, please see “—Intellectual Property Assignment”, above under Item 4.B.

Our primary business is conducted by our global drug development team at our U.S. headquarters located in the San Francisco Bay Area. We also operate in China with our development team located in Hangzhou. We have wholly-owned subsidiaries in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab (“Zhejiang Crownmab”) Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively).

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address a range of cancer indications, such as lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, monotherapies, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Business Combination

On March 29, 2023, Apollomics consummated the Business Combination with Maxpro pursuant to the Business Combination Agreement. In connection with the closing of the Business Combination, Apollomics became a publicly traded company on Nasdaq.

Key Factors Affecting Apollomics’ Operating Results

We believe that our future performance and success depends to a substantial extent on our product candidate pipeline and the development of our product candidates, each of which is in turn subject to significant risks and challenges, including those discussed in Item 4 and in the section of this Annual Report entitled Item 3.D. “Risk Factors.”

We currently have no products approved for commercial sales and have not generated any revenue from product sales. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

Since our inception, we have incurred significant operating losses. For the years ended December 31, 2022, 2023 and 2024, our net loss was $240.8 million, $172.6 million and $53.9 million, respectively, and the fair value change of convertible preferred shares was $189.6 million, $76.4 million and $0, respectively, and an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $0, $45.5 million and $0, respectively, leaving net loss from operations as $51.2 million, $50.7 million and $53.6 million, respectively, which resulted substantially from R&D expenses and administrative expenses.

For the years ended December 31, 2023 and 2024, we had an accumulated deficit of $647.0 million and $700.8 million, respectively. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future if and as we:

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

In January 2024, we implemented significant expense reductions, where we prioritized the development of vebreltinib and uproleselan, as well as reduced other operating expenses. In July 2024, we implemented additional expense reductions, including a more narrow development focus for vebreltinib, other pipeline cuts, as well as reductions in executive and non-executive employees. Based upon our 2025 operating plan, and our balance of cash and cash equivalents of $9.8 million as of December 31, 2024, we estimate that we will have sufficient liquidity to continue as a going concern through at least December 31, 2025. In addition, we will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that management’s attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

Components of Results of Operations

Other Income

Other income primarily includes income from a licensee whose negotiation period was no longer valid and income for a liability that was extinguished in the current year. Other income also includes interest income primarily derived from our cash and cash equivalents.

Foreign Exchange Losses

Foreign exchange losses are a result of foreign exchange rate fluctuation.

Fair Value Change of Financial Assets at Fair Value Through Profit or Loss (“FVTPL”)

Fair value change of financial assets at FVTPL consisted of non-cash impacts on our profit or loss as a result of the fair value change of our investment in a money market fund in the United States which solely holds investments in U.S. treasury bonds. For the years ended December 31, 2023 and 2024, the fair value change of financial assets at fair value through profit or loss was a $0.8 million increase and a $0.2 million increase, respectively.

Fair Value Change of Convertible Preferred Shares

Fair value change of convertible preferred shares consists of non-cash impacts on our profit or loss as a result of the fair value change of the liabilities arising from the conversion of our convertible preferred shares to common shares for the year ending December 31, 2023. For the years ended December 31, 2023 and 2024, the fair value change of convertible preferred shares was $76.4 million and $0, respectively

Research and Development Expenses

Our R&D costs primarily consist of salaries, benefits and share-based compensation for our R&D employees, and expenses for consultants and external contract research and contract manufacturing organizations. From inception through December 31, 2024, we have incurred $187.5 million in R&D expenses. We may increase our R&D expenses in the future.

We manage certain activities such as clinical trial operations, manufacture of therapeutic candidates, and preclinical animal toxicology studies through third-party CROs. The only costs we track by each therapeutic candidate are external costs such as services provided to us by CROs, manufacturing of preclinical and clinical drug products, and other outsourced R&D expenses. We do not assign or allocate internal costs such as salaries and benefits, facilities costs, lab supplies and the costs of preclinical research and studies to individual development programs.

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

The duration, costs and timing of clinical trials and development of therapeutic candidates will depend on a variety of factors, including:

•
the scope, rate of progress, and expense of our ongoing, as well as any additional, clinical trials and other R&D activities;
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

Administrative Expenses

Administrative expenses consist primarily of salaries, benefits, and other related costs, including share-based payment expense, for personnel in our executive, legal, human resources, finance, and administrative functions. Administrative expenses also include professional fees for legal, patent, consulting, accounting, tax and audit services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities, technology, and other operating costs. We expect that our administrative expenses will decrease substantially in the future in line with our strategic shift, as we decrease our administrative personnel, including the departure of two of our executive officers, and overall reduction of external expenses.

Impairment loss of an intangible asset

Impairment loss of an intangible asset consists of losses as a result of our review of carrying amounts of intangible assets with finite useful lives carried at each reporting period by management. In 2024 we incurred a $13.0 million impairment loss for patent rights because of the failure of the licensor’s vendor to provide drug supplies and we subsequently terminated the license. We did not incur any impairment losses of intangible assets for the years ended December 31, 2022 and 2023.

Other Expenses

Our other expenses amounted to $6.6 million, $46.0 million and $0.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. In 2022 and 2023 other expenses primarily included professional fees incurred by us in relation to the business combination transaction. In 2023 we also incurred an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $45.5 million. In 2024, other expenses related to professional fees and filing fees.

We incur significant additional expenses related to compliance with the rules and regulations of the SEC, Sarbanes Oxley Act, and the listing standards of Nasdaq, additional corporate, director and officer insurance expenses, increased legal, audit and consulting fees and greater investor relations expenses.

Recent Accounting Pronouncements

See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

A.
Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. We have made rounding adjustments to reach some of the figures included in this Annual Report. Consequently, numerical figures shown as totals in some tables or discussed below may not be arithmetic aggregations of the figures that precede them.

The following table presents Apollomics’ consolidated statements of loss and other comprehensive loss data for the years ended December 31, 2022, 2023 and 2024:

	Years ended December 31,
(Amounts in thousands)	2022	2023	2024
Other income	$1,447	$1,217	$1,489
Other gains and losses	(829)	1,191	145
Fair value change of financial assets at fair value through profit and loss (“FVTPL”)	323	821	198
Fair value change of financial liabilities at FVTPL	—	1,597	222
Fair value change of convertible preferred shares	(189,646)	(76,430)	—
Research and development expenses	(35,457)	(34,193)	(24,566)
Administrative expenses	(9,947)	(20,641)	(17,768)
Impairment of intangible assets	—	—	(13,000)
Finance costs	(93)	(150)	(179)
Other expense	(6,608)	(46,003)	(140)
Loss before taxation	(240,810)	(172,591)	(53,599)
Income tax expenses	(1)	(10)	(259)
Loss and total comprehensive expenses for the year, attributable to owners of the Company	$(240,811)	$(172,601)	$(53,858)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

Other Income

The following table summarizes the components of our other income for the years ended December 31, 2023 and 2024:

	Years ended December 31,		Change
(In thousands, except percentages)	2023	2024	$	%
Interest income	$753	$480	$(273)	(36.3)%
Government grants	464	301	(163)	(35.1)%
Other income	—	708	708	100.0%
Total	$1,217	$1,489	$272	22.4%

Other income was $1.2 million for the year ended December 31, 2023, compared to $1.5 million for the year ended December 31, 2024. The increase of $0.3 million, or 22.4%, was mainly driven by a $0.5 million write off for a China license liability and $0.2 million in other individually immaterial fluctuations, which was partially offset by a decrease of $(0.2) million in subsidies received from the Australian government specifically for supporting the research and development activities carried out in Australia and a decrease of $(0.3) million in interest income due to lower cash and cash equivalent balances.

Other Gains and Losses

The following table summarizes the component of our other gains and losses for the years ended December 31, 2023 and 2024:

	Years ended December 31,		Change
	2023	2024	$	%
Exchange loss, net	$1,191	$145	$(1,046)	(87.8)%

Other gains and losses reflects a gain of $1.2 million for the year ended December 31, 2023, compared to a gain of $0.1 million for the year ended December 31, 2024. The decrease of $(1.0) million, or 87.8%, was primarily from the exchange gain of $1.6 million of RMB denominated time deposits with original maturity over three months held by one of our PRC subsidiaries, and the exchange gain of $0.5 million in Australian dollars in 2023.

Fair Value Change of Convertible Preferred Shares

The fair value change of convertible preferred shares for the year ended December 31, 2023 was $(76.4) million, compared to $0 for the year ended December 31, 2024. The decrease of $76.4 million, or 100%, is due to no preferred shares outstanding as of March 29, 2023 as all were converted to common shares.

Research and Development Expenses

The following table summarizes the components of our R&D expenses for the years ended December 31, 2023 and 2024:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2023	2024	$	%
APL-101	$16,234	$10,332	$(5,902)	(36.4)%
APL-102	144	625	481	>100%
APL-106	2,621	2,744	123	4.7%
APL-122	274	177	(97)	(35.4)%
APL-501	1,669	735	(934)	(56.0)%
Discovery & other	—	644	644	100.0%
R&D Third-Party Service Fees and Contractor Expenses:	$20,942	$15,257	$(5,685)	(27.1)%
R&D Employee Other Compensation and Benefits	7,376	5,049	(2,327)	(31.5)%
R&D Employee Share-Based Compensation	5,875	4,260	(1,615)	(27.5)%
Total Research and Development Expenses	$34,193	$24,566	$(9,627)	(28.2)%

Research and development expenses for the year ended December 31, 2023 were $34.2 million, compared to $24.6 million for the year ended December 31, 2024. The decrease of $(9.6) million, or 28.2%, is primarily due to a $(5.9) million decrease in APL-101 expenditure due to a more narrow development focus, $(2.3) million decrease in employee other compensation and benefits due to R&D employee reductions in the second half of 2024 to reduce expenses, and a $(1.6) million decrease in employee share-based compensation mainly from the aforementioned employee reductions in the second half of 2024.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee share-based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the years ended December 31, 2023 and 2024:

	Years ended December 31,		Change
(Amounts in thousands, except percentages)	2023	2024	$	%
Administrative Employee Other Compensation and Benefits	$3,480	$3,581	$101	2.9%
Administrative Employee Share-Based Compensation	6,810	6,666	(144)	(2.1)%
Administrative Third-Party Service Fees	5,389	5,088	(301)	(5.6)%
Operations	452	435	(17)	(3.8)%
Sales and Marketing Expenses	77	16	(61)	(79.2)%
Travel Expenses	261	101	(160)	(61.3)%
Facilities	251	133	(118)	(47.0)%
Depreciation and amortization	694	362	(332)	(47.8)%
Others	3,227	1,386	(1,841)	(57.0)%
Total	$20,641	$17,768	$(2,873)	(13.9)%

Administrative expenses were $20.6 million for the year ended December 31, 2023, compared to $17.8 million for the year ended December 31, 2024. The decrease of $(2.9) million, or 13.9%, was primarily due to a $(1.8) million decrease in other expenses due to a decrease in third-party service fees and other administrative expenses related to the business combination in the year ended December 31, 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

Other Income

The following table summarizes the components of our other income for the years ended December 31, 2022 and 2023:

	Years Ended December 31,
	2022	2023
Interest income	$431	$753
Government grants	1,016	464
Total	$1,447	$1,217

Other income was $1.4 million for the year ended December 31, 2022, compared to $1.2 million for the year ended December 31, 2023. The decrease of $(0.2) million, or 15.9%, was mainly from a decrease of $(0.6) million subsidies received from the Australian government specifically for supporting the R&D activities carried out in Australia offset by a $0.3 million increase in interest income in China upon the maturity of two time deposits.

Other Gains and Losses

The following table summarizes the component of our other gains and losses for the years ended December 31, 2022 and 2023:

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

Research and Development Expenses

The following table summarizes the components of our R&D expenses for the years ended December 31, 2022 and 2023:

	Years Ended December 31,		Change
(Amounts in thousands, except percentages)	2022	2023	$	%
APL-101	$16,767	$16,234	$(533)	(3.2)%
APL-102	385	144	(241)	(62.6)%
APL-106	3,014	2,621	(393)	(13.0)%
APL-121	93	—	(93)	(100.0)%
APL-122 and other	717	274	(443)	(61.8)%
APL-501	1,600	1,669	69	4.3%
Discovery & other	975	—	(975)	(100.0)%
R&D Third-Party Service Fees and Contractor Expenses:	$23,551	$20,942	$(2,609)	(11.1)%
R&D Employee Other Compensation and Benefits	9,532	7,376	(2,156)	(22.6)%
R&D Employee Share-Based Compensation	2,374	5,875	3,501	147.5%
Total Research and Development Expenses	$35,457	$34,193	$(1,264)	(3.6)%

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

Administrative Expenses

The following table summarizes the components of our administrative expenses for the years ended December 31, 2022 and 2023:

	Years Ended December 31,		Change
(Amounts in thousands, except percentages)	2022	2023	$	%
Administrative Employee Compensations and Benefits	$5,028	$3,480	$(1,548)	(30.8)%
Administrative Employee Share Based Compensation	602	6,810	6,208	1,031.2%
Administrative Third-Party Service Fees	1,536	5,389	3,853	250.8%
Operations	524	452	(72)	(13.7)%
Sales and Marketing Expenses	37	77	39	106.6%
Travel Expenses	203	261	58	28.6%
Facilities	415	251	(164)	(39.6)%
Depreciation and amortization	781	694	(87)	(11.2)%
Others	821	3,227	2,406	293.1%
Total	$9,947	$20,641	$10,694	107.5%

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

B.
Liquidity and Capital Resources

Funding Requirements

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses for the foreseeable future as we advance the clinical development of our programs. For the years ended December 31, 2022, 2023 and 2024, our net loss was $240.8 million, $172.6 million and $53.9 million, respectively and the fair value change of convertible preferred shares was $189.6 million, $76.4 million and $0, and an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $0, $45.5 million and $0, respectively, leaving net loss from operations as $51.2 million, $50.7 million and $53.6 million, respectively, which resulted substantially from R&D expenses and administrative expenses. For the years ended December 31, 2023 and 2024, we had an accumulated deficit of $647.0 million and $700.8 million, respectively.

In January 2024, we implemented significant expense reductions, where we prioritized the development of vebreltinib and uproleselan, as well as reduced other operating expenses. In July 2024, we implemented additional expense reductions, including a more narrow development focus for vebreltinib, other pipeline cuts, as well as reductions in executive and non-executive employees. Based upon our 2025 operating plan, and our balance of cash and cash equivalents of $9.8 million as of December 31, 2024, we estimate that we will have sufficient liquidity to continue as a going concern through at least December 31, 2025. In addition, we will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that our attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

The following table represents our cash and cash equivalents and highly liquid financial assets as of December 31, 2023 and as of December 31, 2024:

	As of December 31,
(Amounts in thousands)	2023	2024
Cash and cash equivalents	$32,056	$9,766
Financial assets at FVTPL	5,761	—
Total	$37,817	$9,766

We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies and clinical trials, R&D programs or commercialization efforts. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies and clinical trials. To the extent that we raise additional capital through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled Item 3.D. “Risk Factors—Risks Related to Our Business.”

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2022, 2023 and 2024:

	Years Ended December 31,
(Amounts in thousands)	2022	2023	2024
Net cash used in operating activities	$(42,824)	$(43,209)	$(28,743)
Net cash provided by investing activities	29,053	21,365	5,983
Net cash (used in) or provided by financing activities	(294)	21,225	468
Effects of exchange rate changes on cash and cash equivalents	—	—	2
Net change in cash and cash equivalents	$(14,065)	$(619)	$(22,290)

Cash Flows Used in Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business, and are primarily related to R&D, and administrative expenses. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in deposits, prepayments and other payable and accruals and other current assets and liabilities.

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

Net cash used in operating activities was $(28.7) million for the year ended December 31, 2024, resulting primarily from a net loss of $(53.9) million, adjusted for non-cash charges of $0.4 million in depreciation and amortization including depreciation of operating right-of-use of assets, $13.0 million in impairment loss on intangible assets, $10.9 million in share-based payments, partially offset by $(1.0) million in working capital adjustments.

Cash Flows From Investing Activities

Net cash provided by investing activities was $29.1 million for the year ended December 31, 2022 resulting primarily from the proceeds from our time deposits with original maturity over three months of $24.0 million, proceeds of disposal of financial asset at FVTPL of $5.0 million and interest received for $431 thousand, offset by additions of plant and equipment of ($367) thousand and ($11) thousand payment of rental deposits.

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

Net cash provided by investing activities was $6.0 million for the year ended December 31, 2024 resulting primarily from the proceeds from disposal of our financial assets held at fair value for $5.8 million, and interest received on such financial assets for $0.2 million.

Cash Flows From/Used in Financing Activities

Net cash used in financing activities was $294 thousand for the year ended December 31, 2022 resulting primarily from the repayment of lease liabilities for $0.6 million interest paid of $0.1 million, and offset by the proceeds on issuance of our Class A Ordinary Shares upon exercise of share options for $(0.4) million.

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

Net cash provided by financing activities was $0.5 million for the year ended December 31, 2024 resulting primarily from the proceeds from the PIPE financing in May 2024, net of transaction costs for $5.0 million and $0.7 million in proceeds from bank loans which was partially offset by the repayment of our bank loans of $(4.9) million, repayment of lease liabilities of $(0.2) million, and interest paid of $(0.2) million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2024, and the effects of such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments due by period
(Amounts in thousands)	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Lease commitments	$966	$233	$484	$249	$—

Lease Commitments

During the year ended December 31, 2024, we entered into new lease agreements for the use of offices, and plant and equipment for 12 months to 60 months (about five years). On the lease commencement, we recognized $0.9 million and $0.9 million of right-of-use asset and lease liabilities, respectively.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023 or 2024.

C.
Research and Development, Patents and Licenses, etc.

Research and Development

We conduct our business operations through Apollomics U.S., at its headquarters in the United States, and through our wholly-owned subsidiaries in the PRC. These operating subsidiaries conduct R&D activities relating to the biologics of oncology, to facilitate the discovery and development of product candidates and expand our global presence. While we have in-house clinical operations teams in the United States and in the PRC, we have worked with and plan to continue to work with third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs.

Development costs incurred on our R&D projects are capitalized and deferred only when we can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, our intention to complete and our ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the pipeline and the ability to measure reliably the expenditure during the development. Development costs which do not meet these criteria are expensed when incurred.

We assess the progress of each of the R&D projects and determine whether the criteria are met for capitalization. For all periods presented, all the related development costs are expensed when incurred.

Intellectual Property

Intellectual property rights are important to the success of our business. Our future commercial success depends, in part, on our ability to obtain and maintain patent and other intellectual property and proprietary protections for commercially important technologies, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating the valid, enforceable intellectual property rights of third parties. As of December 31, 2024, we owned a total of 65 granted or issued patents and 24 pending patent applications, including one pending PCT applications, relating to our drug candidates and technologies.

D.
Trend Information

Macroeconomic Factors

Global economic challenges have contributed to rising inflation, significant increases in fuel costs, supply-chain disruptions, adverse labor market conditions, and increased difficulty with raising capital for unprofitable companies. For example, the war in Ukraine has had a global impact on the supply and price of fuel and has contributed to increased inflation around the world.

Regulatory Concerns

We operate in an industry that is subject to extensive regulations, which have become more stringent over time. See also Item 4.B. “Business Overview—Government Regulations.”

E.
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

Please refer to note 6 to our audited consolidated financial statements included elsewhere in this Annual Report for more details about our material accounting policies and critical judgment and key estimates.

Legal Proceedings

On July 22, 2024, the Company received a copy of a Writ and Statement of Claim issued in the Grand Court of the Cayman Islands by two minority investors in the Company. As previously disclosed, in December 2022, the two minority investors made a request to redeem certain preferred shares of the Company shortly before the consummation of the public merger with Maxpro Capital Acquisition Corporation. Following the request, the Company’s shareholders approved the merger with Maxpro Capital Acquisition Corporation, which triggered the cancellation of all private preferred share rights and conversion of the Company’s then outstanding private preferred shares to Ordinary Shares. Following the consummation of the merger, the two minority investors have been, and currently remain, registered shareholders of the Company and hold Ordinary Shares. The current assertion is that they are creditors entitled to certain redemption proceeds in connection with their pre-merger redemption requests. The Company has given notice that it intends to vigorously defend such claims and believes there are meritorious defenses to the claims that have been brought.

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

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it was issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the Closing.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of March 27, 2025. The address for each of the directors and executive officers is 989 E. Hillsdale Boulevard, Suite 220, Foster City, CA 94404.

Name	Age	Position(s)
Dr. Guo-Liang Yu	62	Chairman of the Board of Directors and Chief Executive Officer
Dr. Matthew Plunkett	53	Chief Financial Officer and Principal Financial Officer
Dr. Kenneth C. Carter	65	Director
Dr. Hong-Jung (Moses) Chen	65	Director
Wendy Hayes	55	Director
Dr. Robert (Bob) Lin	61	Director
Dr. Sanjeev Redkar	56	Director
Glenn S. Vraniak	62	Director

Executive Officers

Dr. Guo-Liang Yu serves as our Chairman and Chief Executive Officer. Since January 2016, Dr. Guo-Liang Yu has served as the Chairman and Chief Executive Officer of Apollomics, which he co-founded. From 2013 to 2018, Dr. Guo-Liang Yu served as Executive Chairman at Crown Bioscience Inc. Dr. Guo-Liang Yu has co-founded several startup companies in biotech and healthcare, including Epitomics Inc. and Immune-Onc Therapeutics, Inc. in Palo Alto, California. Dr. Guo-Liang Yu is the founding president of the Chinese Biopharmaceutical Association USA and Chairman of the Bayhelix Group. Dr. Yu earned a B.S. in Biochemistry from Fudan University, a Ph.D. in Molecular Biology from University of California, Berkeley and was a Post-Doctoral Fellow at Harvard Medical School.

Dr. Matthew Plunkett serves as our Chief Financial Officer and Principal Financial Officer. Since March 2024, Dr. Plunkett has served as the Chief Financial Officer of Apollomics. Prior to joining Apollomics, he was Chief Financial Officer at Aeovian Pharmaceuticals from March 2022 to February 2024. From January 2021 to September 2021, he served as Chief Financial Officer at Imago Biosciences (Nasdaq: IMGO). Dr. Plunkett served as Chief Financial Officer of Nkarta Therapeutics (Nasdaq: NKTX), from September 2019 until October 2020 and as Senior Vice President and Chief Financial Officer from November 2018 to September 2019. Previously, Dr. Plunkett served as Chief Financial and Business Officer of Medeor Therapeutics from September 2017 to November 2018. Prior to that, he served as Chief Business Officer of CTI BioPharma (Nasdaq: CTIC), a publicly traded biopharmaceutical company, from December 2015 to August 2017 and as Executive Vice President Corporate Development from September 2012 until December 2015. From November 2011 to August 2012, he served as the Chief Financial Officer of the California Institute for Regenerative Medicine. Dr. Plunkett served as the Vice President and Chief Financial Officer of iPierian, Inc. from July 2009 to April 2011. From December 2000 to July 2009, Dr. Plunkett held positions at Oppenheimer & Co. Inc. and its U.S. predecessor, CIBC World Markets Corp., including as Managing Director and Head of West Coast Biotechnology. Dr. Plunkett holds a B.S. in Chemistry from Harvey Mudd College and a Ph.D. in Chemistry from University of California, Berkeley.

Directors

Dr. Kenneth C. Carter serves as a member of our board of directors. Since 2020, Dr. Carter has served as the Global Head of Corporate Development and President of U.S. Operations at Innoforce, Inc. Dr. Carter has been involved in starting and guiding several biotechnology companies as a co-founder, advisor, CEO, and/or member of the board of directors, including NexImmune (Nasdaq: NEXI), which he co-founded and served from 2011 to 2017 as Chairman and CEO, later serving as a senior advisor to the board of directors until 2019, and Seneca Biopharma (Nasdaq: SNCA), where he served as Executive Chairman from 2019 to 2020. From 1999 until 2009, Dr. Carter was a co-founder and the CEO of Avalon Pharmaceuticals (Nasdaq: AVRX, now part of AbbVie). Dr. Carter received a B.S. in Biology and Chemistry from Abilene Christian University and received his Ph.D. in Human Genetics and Cell Biology from the University of Texas Medical Branch. Dr. Carter completed his postdoctoral training in Cell and Molecular Biology at the University of Massachusetts Medical School.

Dr. Hong-Jung (Moses) Chen serves as a member of our board of directors. Dr. Chen was Managing Director of Maxpro Ventures LTD from May 2018 to February 2024, which is an investment firm focused on breakthrough biomedical technology companies, and served as Chairman of the Board of Directors and Chief Executive Officer of Maxpro Capital Acquisition Corp. from June 2021 to March 2023. Dr. Chen is also an ad hoc reviewer of Stem Cells Translational Medicine, and has served as director of Uneuron Biomedical Co. Ltd. since March 2023, and has been a supervisor of ReVasgen Inc. since October 2014. Previously, from October 2014 to January 2017, Dr. Chen worked as Vice President and Acting Chief Operating Officer for SyneuRx International Corp. in Taiwan, where he was responsible for supervising the company’s daily operation and personally interacting with VC representatives and private investors. Dr. Chen has more than 20 years of experience in formulating and implementing basic research and preclinical development strategies for small molecules, biologics and cell therapy and is also experienced in advancing drug candidates from discovery to nomination for IND and development.

Dr. Chen received his Ph.D. in Microbiology and Molecular Genetics from Rutgers, The State University of New Jersey and The University of Medicine and Dentistry of New Jersey. He completed his postdoctoral training in neuroscience at California Institute of Technology.

Wendy Hayes serves as a member of our board of directors. Ms. Hayes serves on the boards of directors of other public companies, including iHuman Inc. (NYSE: IH) since October 2020, and Burning Rock Biotech Limited (Nasdaq: BNR) since June 2020. From May 2013 to September 2018, Ms. Hayes served as the Inspections Leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes is a certified public accountant in the United States (California) and in China. Ms. Hayes received her bachelor’s degree in international finance from the University of International Business and Economics in Beijing and received an MBA from Cheung Kong Graduate School of Business in Shanghai.

Dr. Robert (Bob) Lin serves as a member of our board of directors. Robert Lin, MD, PhD, is a physician and researcher who has conducted dozens of multinational clinical trials and is experienced in genomics and proteomics. His extensive background in clinical medicine and basic research enables him to delve into the fundamentals of new innovations and provide thorough assessments of their clinical applications. Dr. Lin has evaluated hundreds of biotech and healthcare investments and has been involved in dozens of multi-million-dollar biotech deals. He serves as a trusted advisor on multiple committees in the Asia-Pacific region. Dr. Lin has served as the vice director of the Internal Medicine Department at a tertiary medical center in Taiwan and as a member of the censorship committee of the AAHRPP-certified Institutional Review Board. He earned an M.D. and a Ph.D. degree from National Yang Ming Chiao Tung University and conducted post-doctoral research at Lawrence Berkeley Laboratory in the USA.

Dr. Sanjeev Redkar serves as a member of our board of directors. From January 2016 through July 2024, Dr. Redkar served as the President of Apollomics, which he co-founded. From September 2011 to January 2016, Dr. Redkar held various roles at Astex Pharmaceuticals, Inc. (Nasdaq: ASTX), including vice president in charge of pharmaceutical development and marketing, senior vice president of pharmaceutical development and marketing and senior vice president of product development. From June 1998 to September 2011, Dr. Redkar held various roles at SuperGen, Inc., including as senior manager of process development, senior director of pharmaceutical development and vice president in charge of manufacturing and preclinical development. Dr. Redkar has served as an External Advisory Board Member at the University of the Pacific, T. J. Longs School of Pharmacy since 2007. Dr. Redkar earned a B.S. in Chemical Engineering from the Indian Institute of Technology, a M.S. in Chemical Engineering from the University of Colorado, Boulder, a Ph.D. in Chemical Engineering from the University of Colorado, Boulder and an MBA from St. Mary’s College of California.

Glenn S. Vraniak serves as a member of our board of directors. Since August 2024, Mr. Vraniak has served as the Founder and Managing Partner of Preceptis Capital. From May 2022 to July 2024, Mr. Vraniak served as the Chief Financial Officer of Inversago Pharma Inc. From November 2021 to April 2022, Mr. Vraniak served as Chief Financial Officer of the autonomous automotive technology division of Valeo, a Paris-based public company focused on the automotive sector. From October 2019 to October 2021, Mr. Vraniak served as Chief Financial Officer of Evaxion Biotech A/S (Nasdaq: EVAX), where he led the company through an initial public offering. From August 2016 to April 2019, Mr. Vraniak served as Chief Financial Officer of electroCore, Inc. (Nasdaq: ECOR), where he led the company through an initial public offering. Mr. Vraniak earned an electrical engineering technology degree and a managerial MBA from the Rutgers University Center for Management Development.

B.
Compensation of Directors and Executive Officers

Apollomics’ Compensation of Officers and Directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2024 was $14,960,523.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Hong-Jung (Moses) Chen, Dr. (Bob) Lin and Glenn S. Vraniak, with Dr. Hong-Jung (Moses) Chen serving as the chair. Because we are a foreign private issuer, our nominating and corporate governance committee are not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to affirmatively determine that all members are “independent.” The nominating and corporate governance committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. Our board of directors adopted a nominating and corporate governance committee charter setting forth the responsibilities of the nominating and corporate governance committee, which are consistent with the Cayman Islands Companies Act, SEC rules and Nasdaq corporate governance rules. The nominating and corporate governance committee is responsible for, among other things:

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

Limitation of Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association were adopted upon completion of the Business Combination and provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their fraud or dishonesty. In addition, we entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements. We have also purchased a policy of directors’ and officers’ liability insurance that will insure our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and will insure us against our obligations to indemnify our officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders.

D.
Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2024, we had 13 full-time employees.

Due to the high technical requirements of our industry, our workforce comprises many high caliber scientists and experts with experience in the pharmaceutical and biotechnology industries. Most of our workforce is highly educated, with many employees holding advanced degrees from overseas institutions. We have also engaged R&D and clinical development consultants, as well as general and administrative consultants, to support our operations. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

E.
Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025 by:

•
each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•
each of our directors and executive officers individually; and
•
all of our executive officers and directors as a group.

The beneficial ownership of Class A Ordinary Shares is determined in accordance with the SEC rules and generally includes any Class A Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2025, and restricted share units that shall vest within 60 days of March 31, 2025, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Apollomics Class A Ordinary Shares beneficially owned is computed on the basis of 1,103,348 Apollomics Class A Ordinary Shares outstanding on March 31, 2025.

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

Name of Beneficial Owner Greater than 5% Shareholders	Number of Apollomics Class A Ordinary Shares Beneficially Owned	Percentage of Total Voting Power
Hung-Wen Chen(1)	133,334	12.08%
Maxpro Investment Co., Ltd(2)	105,071	9.49%
Dr. Guo-Liang Yu(3)	94,928	8.28%
Dr. Sanjeev Redkar(4)	77,162	6.77%
Tiger Brokers (NZ) Limited(5)	74,030	6.71%
Executive Officers and Directors
Dr. Guo-Liang Yu(3)	94,928	8.28%
Dr. Sanjeev Redkar(4)	77,162	6.77%
Dr. Matthew Plunkett(6)	2,916	*
Dr. Kenneth C. Carter(7)	2,428	*
Dr. Hong-Jung (Moses) Chen(7) (8)	4,714	*
Wendy Hayes(7)	2,428	*
Glenn S. Vraniak(7)	2,428	*
Dr. Robert (Bob) Lin(9)	1,398	*
All Executive Officers and Directors as a Group	188,402	15.73%

* Indicates ownership of less than 1%

1.
Based on information contained in the Schedule 13G filed with the SEC on May 20, 2024 by Hung-Wen Chen, Hung-Wen Chen held 13,333,333 Class A ordinary shares, which became 133,334 Class A Ordinary shares after giving effect to the reverse share split, effective as of November 25, 2024. The address for Hung-wen Chen is 4F, No. 6, Lane 8, Qingtian Street, Da’an District, Taipei City 106 Taiwan.
2.
Consists of 101,248 Class A Ordinary shares held by Maxpro Investment Co., Ltd and 3,823 Class A ordinary shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2025. The address for Maxpro Investment Co., Ltd is 5F-4, No.89, Songren Rd., Xinyi District., Taipei City, Taiwan 11073.
3.
Includes 11,653 Class A Ordinary Shares held by the Guo-Liang Yu and Yingfei Wei Trust and 890 Class A Ordinary Shares held by Tournament Bioventure LLC. Also includes 43,456 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of March 31, 2025.

4.
Includes 38,237 Class A Ordinary Shares held by The Redkar Family Revocable Trust. Also includes 37,028 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of the date of this Annual Report.
5.
The address for Tiger Brokers (NZ) Limited is Level 27, 151 Queen St, Auckland Central 1010, New Zealand.
6.
Includes 2,916 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of March 31, 2025.
7.
Includes 2,290 Class A Ordinary Shares issuable upon exercise of options granted under the Incentive Plans that have vested or will vest within 60 days of March 31, 2025.
8.
Includes 304 Class A Ordinary Shares issuable upon exercise of outstanding warrants.
9.
Includes 1,398 Class A Ordinary Shares issuable upon vesting of restricted share units granted under the 2023 Incentive Plan that have vested or will vest within 60 days of March 31, 2025.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder within the past three years. The major shareholders listed above do not have voting rights with respect to their Class A Ordinary Shares that are different from the voting rights of other holders of our Class A Ordinary Shares.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2024 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

B.
Related Party Transactions

The following is a description of our related party transactions since January 1, 2024.

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
•
Second Amendment to Office Lease between Apollomics and Hudson Metro Center LLC (see Exhibit 4.11 incorporated by reference). See Item 4.B. “Business Overview—Facilities” for more information about this agreement.
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
•
tax-qualified retirement plans.

If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our Class A Ordinary Shares and/or Warrants, the tax treatment of a partner, member or other beneficial owner of such partnership or pass-through entity will depend on the status of such partner, member, or other beneficial owner, the activities of the partnership or other pass-through entity and certain determinations made at the owner level. Accordingly, partnerships and other pass-through entities and the partners, members, and other beneficial owners of such partnerships and other pass-through entities should consult their tax advisors regarding the U.S. federal income tax consequences to them of the ownership and disposition of our securities.

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

Currency Risk

Foreign currency risk is the risk that the value of a financial instrument fluctuates because of the change in foreign exchange rates. We primarily operate in the United States, PRC, and Australia, with most of the transactions settled in the U.S. dollar. Our presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes us to foreign currency risk.

We are not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities of ours denominated in currencies other than U.S. dollars. We did not use any derivative contracts to hedge against our exposure to currency risk during the years ended December 31, 2023 and 2024. However, our management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of our foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of December 31,		As of December 31,
(Amounts in thousands)	2023	2024	2023	2024
Renminbi (“RMB”)	$6,071	$3,069	$5,443	$1,286
Australian Dollars (“AUD”)	796	1,257	771	949
	$6,867	$4,326	$6,214	$2,235

As of the years ended December 31, 2023 and 2024, (i) if Renminbi strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the years ended December 31, 2023 and 2024 would decrease or increase by $659 thousand and decrease or increase by $273 thousand, respectively; and (ii) if the Australian dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the years ended December 31, 2023 and 2024 would decrease or increase by $26 thousand and increase or decrease by $22 thousand, respectively.

Interest Rate Risk

We are exposed to fair value interest rate risk in relation to time deposits and lease liabilities. We are also exposed to cash flow interest rate risk in relation to variable-rate bank balances. Our cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances. We consider that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant.

Other Price Risk

We are exposed to other price risk arising from the investment in a money market fund in the United States. No sensitivity analysis with respect to our investment in money market funds in the United States is performed as we consider that the exposure of other price risk arising from the investment in a money market fund in the United States is insignificant because the investment is mainly on U.S. treasury bonds with high credit rating and liquidity.

Credit and Counterparty Risk

Credit and counterparty risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. In order to minimize the credit risk, we review the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, we consider that our credit and counterparty risk is significantly reduced.

Liquidity Risk

As of December 31, 2023 and 2024, we recorded net assets of $41.2 million and $4.9 million, respectively. In the management of liquidity risk, we have reviewed our cash flow projections to ensure we maintain a level of cash and cash equivalents deemed adequate by the management to finance our operations and mitigate the effects of fluctuations in cash flows. In prior fiscal years, we were dependent upon our convertible preferred shares as significant sources of liquidity, but these were all converted as of March 29, 2023.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024 (as such term is defined in Rule 13a-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Based upon this evaluation, our management concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

During the preparation of our financial statements at and as of December 31, 2023, we identified a material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB. During 2024, we remediated the material weakness, and took additional steps to further improve our internal control environment.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, utilizing the criteria in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework (2013). Based on its assessment, our management determined that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

Except as noted above, there was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Apollomics Inc. for the year ended December 31, 2024 appearing in this Annual Report have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of Grant Thornton LLP is located in San Francisco, United States of America.

The table below sets out the total amount of services rendered to us by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu for services performed in the year ended December 31, 2022 and by Grant Thornton LLP for services performed in the years ended December 31, 2023 and 2024, and breaks down these amounts by category of service:

	Year Ended December 31,
	2022	2023	2024
Audit Fees	$1,121,756	$1,024,826	$660,167
Tax Fees	40,358	13,543	—
Total	$1,162,114	$1,038,369	$660,167

The consolidated financial statements of Apollomics Inc. for the year ended December 31, 2022 appearing in this Annual Report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located in Shenzhen, People’s Republic of China.

Audit Fees

Audit fees for the years ended December 31, 2022, 2023 and 2024, respectively, include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC. We paid or accrued audit fees of $1.1 million, $240 thousand, and $134 thousand related to Deloitte in 2022, 2023 and 2024, respectively. We paid or accrued audit fees of $780 thousand and $660 thousand related to Grant Thornton in 2023 and 2024, respectively.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2024 were related to ongoing tax advisory, tax compliance and tax planning services.

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

As a foreign private issuer, we are permitted under Nasdaq rules to follow the corporate governance practices of our home country, the Cayman Islands, instead of most of Nasdaq’s corporate governance requirements. We follow home country corporate governance practices instead of some of Nasdaq’s corporate governance requirements, as described in more detail below. See also Item 6.C. “Directors, Senior Management and Employees—Board Practices.”

Requirement	Nasdaq Requirement for U.S. Listed Companies	Cayman Islands Law	Apollomics Practice
Independent Directors	The board of directors is required to have a majority of independent directors.	Cayman Islands law does not require us to have a majority of independent directors.	We currently have a majority independent board of directors in accordance with Nasdaq independence standards.
Audit Committee

Must have an audit committee with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of Nasdaq, as well as the SEC Rule 10A-3 independence requirements (subject to any available exemptions).

		Cayman Islands law does not require an independent audit committee.	Our board of directors has established an audit committee that complies with SEC Rule 10A-3 independence requirements, and currently complies with Nasdaq independence standards.
Compensation of Executive Officers	Must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	Cayman Islands law does not require an independent compensation committee.	The board of directors has established a compensation committee currently of independent directors as determined in accordance with Nasdaq listing standards.
Nomination of Directors	Must have a nominating committee consisting solely of independent directors.	Cayman Islands law does not require an independent nominating and corporate governance committee.	The board of directors has established a nominating and corporate governance committee currently of independent directors as determined in accordance with Nasdaq listing standards.
Annual Meeting	Must hold an annual meeting of shareholders no later than one year after the end of a company’s fiscal year-end.	Cayman Islands law does not require an annual meeting of shareholders.	We do not intend on holding an annual meeting of shareholders.
Shareholder Approval of Securities Issuances

Must obtain shareholder approval for certain issuances of securities, including in connection with the acquisition of the stock or assets of another company, when the issuance or potential issuance will result in a change of control of the company, when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants, or prior to a 20% issuance at a price that is less than certain minimum prices.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, advisory board members, employees (full- and part- time), and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

We recognize the need to manage cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. We are in the process of establishing processes for assessing, identifying, and managing material risks from potential unauthorized occurrences on or through our electronic information systems that could adversely affect the confidentiality, integrity, or availability of our information systems or the information residing on those systems. We are also in the process of establishing processes to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers. These processes for assessing, identifying, and managing material risks from cybersecurity threats are expected to be integrated into our overall risk management system and processes.

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

Our cybersecurity risks and associated mitigations are evaluated by senior leadership, including as part of our enterprise risk assessments that are reviewed by our Board of Directors. As described in Item 3.D “Risk Factors—Risks Related to Our Business—Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation” our operations rely on the secure processing, storage and transmission of confidential and other information. We rely on third party security and vendors to manage parts of our data centers. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business. If any such programs or systems were to fail as a result of a cyber-attack or create erroneous information in our hardware or software network infrastructure, possible consequences include loss of access, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification, and risk of our being unable to adequately monitor and audit and modify our controls over our critical information. We are not aware that we have experienced a material cybersecurity incident during the 2024 fiscal year.

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

Our CFO is primarily responsible to assess and manage our material risks from cybersecurity threats with the assistance from third-party service providers. We believe that our CFO is appropriately qualified to assess and manage cybersecurity risks.

Our CFO oversees our cybersecurity policies and processes. The cybersecurity risk management program, when completed, will include tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, and plans and strategies to address threats and incidents.

Our CFO provides periodic reports to the Audit Committee regarding our company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

At the employee level, we maintain an experienced information technology team who are tasked with implementing our privacy and cybersecurity program and support the CFO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No	Exhibit No.	Filing Date	Filed / Furnished

1.1	Sixth Amended and Restated Memorandum and Articles of Association of Apollomics Inc.	20-F	001-41670	1.1	March 31, 2023

2.1	Description of Securities.					*

4.1†	Form of Director and Officer Indemnification Agreement.	F-4	333-268525	10.13	February 21, 2023

4.2†	2023 Share Incentive Plan of Apollomics Inc.	20-F	001-41670	4.8	March 31, 2023

4.3††	Collaboration and License Agreement by and between Apollomics Inc. and RevMab Biosciences USA, Inc.	F-4	333-268525	10.5	February 21, 2023

4.4††	Data Sublicense Agreement by and between Crown Bioscience (Taichang), Inc. and CB Therapeutics Inc.	F-4	333-268525	10.6	February 21, 2023

4.7††	Development and License Agreement by and between Edison Oncology Holding Corp. and Apollomics Inc.	F-4	333-268525	10.7	February 21, 2023

4.8††	Tri-Party Agreement by and among Crown Bioscience (Taichang), Inc., CB Therapeutics Inc. and Genor Biopharma Co., Ltd.	F-4	333-268525	10.8	February 21, 2023

4.9††	Technology Transfer and Co-Development Agreement by and between Apollomics (Hong Kong), Limited, Nuance Biotech Inc., Nuance Biotech (Shenzhen) Co., Ltd. and Nuance Biotech (Nantong) Co., Ltd.	F-4	333-268525	10.9	February 21, 2023

4.10††	Amended and Restated License and Co-Development Agreement by and between TYG oncology Ltd. and Apollomics (Hong Kong) Limited.	F-4	333-268525	10.10	February 21, 2023

4.11	Second Amendment to Office Lease between Apollomics and Hudson Metro Center LLC	20-F	001-41670	4.11	March 28, 2024

4.12††	Tri-Party Agreement by and among Crown Bioscience (Taichang), Inc., CB Therapeutics Inc. and Chia Tai Tianqing Pharmaceutical Group Co., Ltd.	F-4	333-268525	10.14	February 21, 2023

4.13††	Collaboration Agreement by and between Apollomics and Beijing Pearl Biotechnology Co., Ltd.	F-4	333-268525	10.15	February 21, 2023

4.14	Warrant Agreement between Maxpro Capital Acquisition Corp. and Continental Stock Transfer & Trust Company.	F-4	333-268525	4.4	February 21, 2023

4.15	Warrant Assignment, Assumption and Amendment Agreement by and among Maxpro Capital Acquisition Corp., Apollomics Inc. and Continental Stock Transfer & Trust Company.	20-F	001-41670	2.3	March 31, 2023

Incorporation by Reference
Exhibit No.	Description	Form	File No	Exhibit No.	Filing Date	Filed / Furnished

4.16	Registration Rights Agreement, by and among Apollomics Inc., Maxpro Capital Acquisition Corp., MP One Investment LLC and the individuals party thereto.	20-F	001-41670	4.5	March 31, 2023

4.17††	Collaboration and License Agreement by and between Apollomics Inc. and Launxp International Co., Ltd.					*

4.18	Form of Subscription Agreement.	F-4	333-268525	10.5	February 21, 2023

8.1	List of Subsidiaries.	20-F	001-41670	8.1	March 28, 2024

11.1	Insider Trading Policy.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Grant Thornton LLP					*
15.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP					*
16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the U.S. Securities and Exchange Commission, dated July 20, 2023.	6-K	001-41670	16.1	July 20, 2023

99.7	Policy for the Recovery of Erroneously Awarded Compensation	20-F	001-41670	99.7	March 28, 2024	*
101.INS	XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document.					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*

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

APOLLOMICS INC.
Date: April 3, 2025	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer

APOLLOMICS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Apollomics Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Apollomics Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of loss and other comprehensive loss, shareholders’ (deficit) / equity, and cash flows for each of the years then ended, and the related notes and financial statement schedules included under Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with IFRS accounting standards issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 3, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Apollomics Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive loss, changes in deficit and cash flows of Apollomics Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2022, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”), before the effects of the retrospective adjustments for reverse stock split and business combination as discussed in Note 2 and Note 5 (the “retrospective adjustments”). The previously issued financial statements, before the effects of the retrospective adjustments, are not presented herein. In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(All amounts in thousands of U.S. Dollars (“$”), except for per share data)

		Years Ended December 31,
	NOTES	2022	2023	2024
		$	$	$
Other income	8	1,447	1,217	1,489
Foreign exchange gains (losses)	9	(829)	1,191	145
Fair value change of financial assets at fair value through profit and loss (“FVTPL”)	28	323	821	198
Fair value change of financial liabilities at FVTPL	28	—	1,597	222
Fair value change of convertible preferred shares	25	(189,646)	(76,430)	—
Research and development expenses		(35,457)	(34,193)	(24,566)
Administrative expenses		(9,947)	(20,641)	(17,768)
Impairment of intangible assets		—	—	(13,000)
Finance costs	10	(93)	(150)	(179)
Other expense	12	(6,608)	(46,003)	(140)
Loss before taxation		(240,810)	(172,591)	(53,599)
Income tax expenses	11	(1)	(10)	(259)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company		(240,811)	(172,601)	(53,858)
Loss per share
Basic and diluted ($)	14	(844.95)	(231.99)	(52.80)

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

		As of December 31,
	NOTES	2023	2024
		$	$
Non-current assets
Plant and equipment, net	15	$161	$92
Right-of-use assets	16	425	927
Intangible assets, net	17	14,757	1,737
Rental deposits		119	75
Total non-current assets		15,462	2,831
Current assets
Deposits, prepayments and deferred expenses	19	2,108	501
Financial assets at FVTPL	28	5,761	—
Cash and cash equivalents	21	32,056	9,766
Total current assets		39,925	10,267
Total assets		55,387	13,098
Current liabilities
Other payables and accruals	22	9,162	7,166
Short term bank loans	20	4,236	—
Lease liabilities, current portion	23	158	233
Total current liabilities		13,556	7,399
Net current assets		26,369	2,868
Total assets less current liabilities		41,831	5,699
Non-current liabilities
Lease liabilities, noncurrent portion	23	267	733
Warrant liabilities at FVTPL	28	330	102
Total non-current liabilities		597	835
Net assets		$41,234	$4,864
Equity
Share capital	25	9	11
Share premium		661,474	666,528
Reserves		26,716	39,148
Accumulated losses		(646,965)	(700,823)
Total equity		$41,234	$4,864

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) / EQUITY

(All amounts in thousands of $, except for share data)

	Share capital		Treasury Shares			Reserves
							Share-based
	Number of Shares	Amount	Number of Shares	Amount	Share premium	Other reserve	payment reserve	Accumulated losses	Total
		$		$	$	$	$	$	$
						(note)
As of January 1, 2022	281,972	$3	10,097	$(1,647)	$11,926	$2,440	$9,852	$(235,435)	$(212,861)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(240,811)	(240,811)
Exercise of share options (Note 25 and 26) [1]	6,130	—	—	—	391	205	(205)	—	391
Forfeiture of vested share options (Note 26)	—	—	—	—	—	—	(1,646)	1,646	—
Restricted share awards vested (Notes 25 and 26) [3]	—	—	(835)	21	—	39	(39)	—	21
Early exercised share options vested during the year (Note 25 and 26)	—	—	(4,295)	1,558	—	714	(714)	—	1,558
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	3,582	—	3,582
As of December 31, 2022	288,102	3	4,967	(68)	12,317	3,398	10,830	(474,600)	(448,120)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(172,601)	(172,601)
Forfeiture of vested share options (Note 26)	—	—	—	—	—	—	(198)	198	—
Exercise of share options (Note 25 and 26) [2]	624	—	—	—	85	33	(33)	—	85
Restricted share awards vested (Notes 22 and 23) [3]	—	—	(4,967)	68	—	4	(4)	—	68
Business combination, net of redemptions (Note 5)	33,127	—	—	—	757	—	—	—	757
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares (Note 5)	544,210	6	—	—	588,285	—	—	—	588,291
IFRS 2 listing expense (Note 5)	—	—	—	—	45,524	—	—	—	45,524
Portion of PIPE issuance costs allocated to PIPE warrants	—	—	—	—	—	—	—	38	38
Post-closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs (Note 5)	2,300	—	—	—	261	—	—	—	261
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing [2]	—	—	—	—	(7,105)	—	—	—	(7,105)
Issuance of post-closing Apollomics Class A ordinary shares upon the conversion of post-closing Apollomics Series A Preferred Shares (Note 5)	26,688	—	—	—	21,350	—	—	—	21,350
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	12,686	—	12,686
As of December 31, 2023	895,051	$9	—	$—	$661,474	$3,435	$23,281	$(646,965)	$41,234
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(53,858)	(53,858)
Ordinary Shares issued to PIPE Investors, net of transaction costs	191,667	2	—	—	5,047	—	—	—	5,049
Exercise of share options	468	—	—	—	7	—	—	—	7
Ordinary Shares issued to employees for compensation	14,913	—	—	—	—	—	1,506	—	1,506
Ordinary Shares issued to board members for board fees	693	—	—	—	—	—	—	—	—
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	10,926	—	10,926
As of December 31, 2024	1,102,792	$11	—	—	$666,528	$3,435	$35,713	$(700,823)	$4,864

Note: Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

1 The total number of shares issued from the exercise of stock options consisted of the issuance of 85,521 Pre-Closing Apollomics Ordinary Shares from stock options exercised between January 1, 2022 to December 31, 2022. These Pre-Closing Apollomics Ordinary Shares were exchanged for 6,130 Post-Closing Apollomics Ordinary Shares, in accordance with the Exchange Ratio upon the Closing of the Business Combination.

2 The total number of shares issued from the exercise of stock options consisted of the issuance of 4,358 Pre-Closing Apollomics Ordinary Shares from stock options exercised between January 1, 2023 to March 28, 2023. These Pre-Closing Apollomics Ordinary Shares were exchanged for 312 Post-Closing Apollomics Ordinary Shares, in accordance with the Exchange Ratio upon the Closing of the Business Combination. The total number of shares issued from the exercise of stock options consisted of the issuance of 312 Post-Closing Apollomics Ordinary Shares between March 29, 2023 to December 31, 2023, totaling 624 exercise of stock options for the year ended December 31, 2023.

3 All unvested restricted shares were milestone-based restricted shares held by the Chief Executive Officer of Apollomics which vested upon the Closing of the Business Combination.

4 The Maxpro Warrants assumed by Apollomics upon Closing were reclassified from equity to non-current liabilities due to a net share settlement feature, which precludes equity classification under IAS 32. The reclassification resulted in a reduction to equity

(share premium) of $7.1 million (as the warrants are no longer equity-classified upon Closing), an increase to warrant liability of $1.3 million, and a decrease to accumulated losses of $5.8 million. The decrease to accumulated losses is a result of remeasurement of the warrants as a result of their liability classification under IAS 32. As the $5.8 million in accumulated losses relates to Maxpro, these accumulated losses are reclassified to share premium (along with all other historical accumulated losses of Maxpro) as a result of the Business Combination and this reduction to share premium is included in the line titled, “Business Combination, net of redemptions” in the consolidated statements of changes in shareholders’ deficit above. As such, the net impact of the warrant reclassification on the consolidated statements of changes in shareholders’ deficit is to reduce share premium by $1.3 million ($7.1 million less $5.8 million) and the impact of the warrant reclassification on the consolidated statement of financial position as of December 31, 2023 is to increase warrant liabilities by $1.3 million and reduce share premium by $1.3 million. There is no impact to the consolidated statements of loss and other comprehensive loss as a result of the reclassification of the Maxpro Warrants outside of the recognition of the change in fair value of the Maxpro Warrants from March 29, 2023 to December 31, 2023.Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of $)

	Years ended December 31,
	2022	2023	2024
	$	$	$
OPERATING ACTIVITIES
Loss before taxation	$(240,810)	$(172,591)	$(53,599)
Adjustments for:
Interest income	(431)	(821)	(198)
Depreciation of plant and equipment	162	83	52
Depreciation of right-of-use assets	593	566	289
Amortization of intangible assets	20	20	20
Impairment loss of intangible assets	—	—	13,000
Loss on disposal of fixed assets	—	188	18
Realized foreign currency gains (losses)	663	(21)	—
Fair value change of financial assets at FVTPL	(323)	—	—
Fair value change of financial liabilities at FVTPL	—	(1,597)	(222)
Fair value change of preferred shares	189,646	76,430	—
IFRS 2 listing expense	—	45,524	—
Portion of PIPE issuance costs allocated to PIPE warrants	—	38	—
Finance costs	93	122	193
Share-based payment expenses	3,582	12,685	10,926
Unrealized foreign currency loss	(2,563)	(258)	—
Operating cash flows before movements in working capital	(49,368)	(39,632)	(29,521)
(Increase) decrease in deposits, prepayments and deferred expenses	3,651	(932)	1,608
Increase (decrease) in other payables and accruals	2,837	(2,635)	(571)
NET CASH USED IN OPERATIONS	(42,880)	(43,199)	(28,484)
Taxation refund	57	—	—
Taxation paid	(1)	(10)	(259)
NET CASH USED IN OPERATING ACTIVITIES	(42,824)	(43,209)	(28,743)
INVESTING ACTIVITIES
Interest received	431	821	198
Proceeds from redemption of long term time deposits with original maturity over three months	24,000	4,308	—
Proceeds from redemption of time deposits with original maturity over three months	—	2,872	—
Purchase of plant and equipment	(367)	(6)	(24)
Proceeds from disposal of fixed assets	—	58	4
Proceeds from disposal of financial assets at FVTPL	5,000	13,307	5,761
Payment for rental deposits	(17)	—	—
Refund of rental deposits	6	5	44
NET CASH PROVIDED BY INVESTING ACTIVITIES	29,053	21,365	5,983
FINANCING ACTIVITIES
Proceeds from PIPE Financing and Business Combination, net of transaction costs	—	20,249	5,049
Payment of deferred underwriting fees	—	(2,779)	—
Repayment of bank loans	—	—	(4,920)
Proceeds from bank loans	—	4,236	702
Proceeds from issue of shares upon exercise of share options	392	85	—
Interest expense	(93)	(122)	(193)
Repayment of lease liabilities	(593)	(444)	(170)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(294)	21,225	468
Effects of exchange rate changes on cash and cash equivalents	—	—	2
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,065)	(619)	(22,290)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	46,740	32,675	32,056
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$32,675	$32,056	$9,766

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

The Company was originally formed as CB Therapeutics Inc. as a result of a spin-off from Crown Bioscience International, which was completed on December 31, 2015. Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights relating to certain of these drug candidates. In order to focus on its core business, namely providing preclinical contract research organization services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, Crown Bioscience (Taiwan), and contributed it to the Company. As a result, the Company became the owner of these patent rights.

In addition to its U.S. headquarters, the Company also has locations in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). The Company’s headquarters and global drug development team is based in the United States (San Francisco Bay area), and its China drug development team is based in China (Hangzhou and Shanghai).

On March 29, 2023 (the “Closing Date”), Apollomics consummated a business combination (the “Business Combination”) with Maxpro Capital Acquisition Corp. (“Maxpro”), a Delaware corporation and special purpose acquisition company, pursuant to the initial business combination agreement dated September 14, 2022 and subsequent amendment to the business combination agreement dated February 9, 2023 (the “Business Combination Agreement”). In connection with the closing of the Business Combination, Apollomics became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”). The Company’s Class A Ordinary Shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively. Trading on the Nasdaq commenced on March 30, 2023.

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

The Group has incurred recurring losses and negative cash flows from operations since inception and had an accumulated loss of $700.8 million as of December 31, 2024. The Group recorded net assets of $4.9 million as of December 31, 2024. The Group regularly monitors its current and expected liquidity requirements and, as needed, updates its operating plans, to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term.

Based upon the Company’s 2025 operating plan, the expected receipt of the $10.0 million upfront payment from LaunXP (as described in “Subsequent Events”) and its balance of cash and cash equivalents of $9.8 million as of December 31, 2024, the Company estimates that it will have sufficient liquidity to continue as a going concern through at least December 31, 2025. The Company will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to the Company, if at all. If the Company is

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

not able to obtain additional capital to meet its cash requirements in the future, its business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that management’s attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

In connection with a reverse stock split of 100-to-1 effective on November 14, 2024, all shares and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split.

3.
ADOPTION OF NEW AND AMENDMENTS TO IFRSs

For the purposes of preparing and presenting the consolidated financial statements, the Group has consistently applied the accounting policies which conform with the IFRSs, which are effective for the Group’s accounting period beginning on January 1, 2024.

New and amendments to IFRSs in issue

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

As at December 31, 2022, the Group’s outstanding convertible preferred shares include counterparty conversion options did not meet equity instruments classification by applying IAS 32 Financial instruments: Presentation. The Group classified as current or non-current based on the earliest date in which the Group had the obligation to redeem these instruments through cash settlement. The convertible preferred shares were designated as fair value through profit or loss (“FVTPL”) with carrying amount of $511,861

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

as of December 31, 2022 and was classified as non-current as set out in Note 25. Upon the application of the 2020 Amendments, in addition to the obligation to redeem through cash settlement, the transfer of equity instruments upon the exercise of the conversion options that did not meet equity instruments classification also constituted settlement of the convertible instruments. The convertible preferred shares designated as FVTPL amounting to $511,861 as of December 31, 2022 was classified as current as the Group did not have the right to defer delivery of shares upon the exercise of the conversion options for at least twelve months from the reporting date. On March 29, 2023, all the preferred shares were converted into common shares, and therefore as of December 31, 2023, there were no longer any preferred shares.

Except for as disclosed above, the application of the amendments has not had a significant impact on the Group’s other financial liabilities recognized in the consolidated financial statements.

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

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

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

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and any accumulated impairment losses if any. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets not yet available for use that are acquired separately are carried at cost less any subsequent accumulated impairment losses.

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

Upon the closing of the Business Combination, the following occurred:

a.
Each Apollomics ordinary share assumed outstanding immediately prior to the closing of the Business Combination, which totaled 4,018,043 shares (other than the exercise of share options), was exchanged for the right to receive 0.071679 shares of post-closing Apollomics Ordinary Shares (the “Exchange Ratio”). The resulting issuance totaled 288,009 shares of Apollomics Class B Ordinary Shares. No Class B Ordinary Share is transferable, except to certain permitted transferees, until the earlier of (i) six (6) months after the Closing Date, which was September 29, 2023, or (ii) in the event that a definitive agreement that contemplates a change of control of is entered into, immediately prior to the consummation of such Change of Control (the “Class B Lock-Up Period”), subject to the conditions set forth in the memorandum and articles of association (“MAA”). Class B Ordinary Shares were automatically converted into Class A Ordinary Shares on a one-to-one basis upon the end of the Class B Lock-Up Period, provided that the Board may approve such conversion prior to the end of the Class B Lock-Up Period.
b.
In connection with the Business Combination, Apollomics entered into the PIPE Financing with certain accredited investors for an aggregate of 2,300 Class B Ordinary Shares at a price of $1,000.00 per share, 21,350 Series A Preferred Shares at a price of $1,000.00 per share and 57,500 Penny Warrants to purchase Class A Ordinary Shares, for a total of $23.7 million.
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
e.
In connection with the Business Combination, Maxpro’s stockholders redeemed 102,701 out of the 103,500 public shares available, representing 99.2% of Maxpro’s public float, which resulted in Apollomics receiving nominal cash in connection with the Business Combination other than through the PIPE Financing. At closing of the Business Combination, 10,350,000 Maxpro public warrants and 464,150 Maxpro private warrants outstanding were assumed by Apollomics and recorded as a warrant liability on the Company’s consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

exercise date. The Private Warrants or Extension Warrants (including the Class A Ordinary Shares issuable upon exercise of any of such warrants) can not be transferred, assigned or sold until September 29, 2023, the date that is six months after the Closing Date, pursuant to the Lock-Up Agreement effective at the Closing Date.
f.
Maxpro had a promissory note payable to the Maxpro Sponsor with a principal balance of $1.5 million immediately prior to the closing of the Business Combination. The unpaid principal amount was converted into 1,553 shares of Apollomics Class A Ordinary Shares and 155,250 private warrants upon the closing of the Business Combination. The warrants were recorded as a warrant liability on the Company's consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant exercise date.
g.
Each Maxpro warrant issued and outstanding immediately prior to the closing of the Business Combination was assumed by Apollomics and became exercisable, on a one-for-one basis, for Apollomics Class A Ordinary Shares.
h.
Prior to the closing of the Business Combination, one Apollomics share option holder elected to exercise all of such holder’s options, resulting in the issuance of 4,358 shares of Apollomics Class A Common Stock, which upon the closing of the Business Combination, were canceled and exchanged for the right to receive .071679 shares of Apollomics Class A Ordinary Shares per share of Apollomics Class A Common Stock, which resulted in the issuance of 312 shares of Apollomics Class A Ordinary Shares. In addition, each outstanding option to purchase a Pre-Closing Apollomics Ordinary Share, whether vested or unvested, immediately prior to the Merger, was also adjusted such that each option (i) has the right to acquire a number of Apollomics Class B Ordinary Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Pre-Closing Apollomics Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the option immediately prior to the Share Split, divided by (B) the Exchange Ratio.

The net proceeds from the PIPE Financing and Business Combination, totaled $20.2 million.

The following table presents the total Apollomics ordinary shares outstanding immediately after the closing of the Business Combination:

Number of Shares
Exchange of Maxpro Class A Common Stock for post-closing Apollomics Class A Ordinary Shares	4,900
Exchange of Maxpro Class B Common Stock for post-closing Apollomics Class A Ordinary Shares	25,875
Exchange of Maxpro Class A Common Stock subject to possible redemption that was not redeemed for post-closing Apollomics Class A Ordinary Shares	799
Issuance of post-closing Apollomics Class A Ordinary Shares to Maxpro Sponsor in connection with conversion of a convertible promissory note	1,553
Subtotal - Business Combination, net of redemptions	33,127
Issuance of post-closing Apollomics Class B Ordinary Shares to PIPE Investors	2,300
Conversion of pre-closing Apollomics convertible preferred shares (converted into pre-closing Apollomics Ordinary Shares prior to the Business Combination) into Post-Closing Apollomics Ordinary Shares	544,210
Issuance of Post-Closing Apollomics Ordinary Shares in connection with the Business Combination due to exercise of pre-closing Apollomics share options prior to the Business Combination	312
Total - Post-Closing Apollomics Ordinary Shares outstanding as a result of Business Combination, PIPE Financing, conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares, and issuance of shares upon Closing due to pre-Closing exercise of share options (note i)	579,949

Note i: In addition to the 579,949 shares specified above, the following shares were included in the total 895,051 Post- Closing Apollomics Ordinary Shares outstanding as of December 31, 2023 on the consolidated statement of changes in stockholders' deficit: 1) 288,009 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exchange of all Pre-Closing Apollomics Ordinary Shares outstanding as of December 31, 2022 at the Exchange Ratio 2) 26,688 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the conversion of Post-Closing Apollomics Series A Preferred Shares into Post-Closing Apollomics Class A Ordinary Shares in May 2023 at a conversion ratio of 1 to 1.25 3) 162 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exercise of share options in April 2023, and 150 Ordinary Shares as a result of the exercise of share options in November 2023.

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

The net assets of Maxpro are stated at fair value with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

	Per Share Value (at March 29, 2023)	Shares (in thousands)	Fair Value (in thousands)
Maxpro public stockholders	$1,081	103.5	$111,884
Sponsor parties	1,081	32.1	34,668
Underwriter shares	1,081	0.3	281
Maxpro private warrants	0.12	619.0	74
Maxpro public warrants	0.12	10,350.0	1,242
Redemptions of Maxpro Class A Common Stock	1,055	(102.7)	(108,349)
		11,002	39,800
Net liabilities of Maxpro			(5,724)
IFRS 2 Listing Expense			$45,524

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The Company assesses the progress of each of the research and development projects and determines whether the criteria are met for capitalization. During the years ended December 31, 2022, 2023 and 2024, all the related development costs are expensed when incurred.

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

The carrying amount of intangible assets not ready for use as at December 31, 2023 and 2024, were $14.5 million and $1.5 million, respectively. The impairment loss recognized during the years ended December 31, 2022, 2023 and 2024 amounted to nil, nil, and $13.0 million, respectively.

Fair value of convertible preferred shares

The convertible preferred shares of the Company are measured at fair value for financial reporting purpose. No quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by the management with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experience in valuation of similar financial instruments. The fair value of these financial liabilities is established by using valuation techniques as disclosed in Note 24. Valuation techniques are certified by the valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established by the valuer make the maximum use of market inputs and rely as little as possible on the Group’s specific data. However, it should be noted that some inputs, such as the underlying share value of the Company, possibilities under different scenarios such as initial public offerings (“IPO”) and time to liquidation require management estimates. The estimates and assumptions by the management of the Company are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of the financial liabilities at FVTPL. The fair values of the convertible preferred shares which are classified as financial liabilities at FVTPL as at December 31, 2023 and 2024 were nil and nil, respectively. Upon the IPO in 2023, all the pre-closing Apollomics convertible preferred shares converted into Post-Closing Apollomics Ordinary Shares. The fair value loss recognized in the profit or loss during the years ended December 31, 2022, 2023 and 2024 amounted to $189.6 million, $76.4 million, and nil, respectively.

7.
REVENUE AND SEGMENT INFORMATION

Revenue

The Group has not generated any revenue throughout the years ended December 31, 2022, 2023 and 2024.

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

8.
OTHER INCOME

------------------------------------------------------------------------------------------------------------------------------------------

	Years Ended December 31,
	2022	2023	2024
Interest income	$431	$753	$480
Government grants (note i)	1,016	464	301
Other income	—	—	708
Total	$1,447	$1,217	$1,489

Notes:

(i)
Included in the government grants are amounts in thousands of Australian Dollar (“AUD”) AUD 1,353 (equivalent to approximately $908), AUD 635 (equivalent to approximately $408), and AUD 460 (equivalent to approximately $301), representing the unconditional subsidies from the Australian government specifically for supporting the research and development activities carried out in Australia for the years ended December 31, 2022, 2023 and 2024 respectively. The remaining amounts represent government subsidies in relation to the research and development activities in the US and the PRC. All the government grants provide immediate financial support with no future related expenses or other obligations.
9.
FOREIGN EXCHANGE GAINS AND LOSSES

	Years ended December 31,
	2022	2023	2024
Foreign exchange gains (losses), net	$(829)	$1,191	$145

The Company primarily operates in the United States, PRC, and Australia, with most of the transactions settled in the U.S. dollar. The Company’s presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes the Company to foreign currency risk. The Company incurs portions of its expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, the Company is exposed to foreign currency exchange risk as its results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Realized and unrealized gains and losses are shown in the table above.

The Company has not entered into any derivative contracts to hedge against its exposure to currency risk during the three years ended December 31, 2022, 2023 or 2024. However, management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

10.
FINANCE COSTS

	Years ended December 31,
	2022	2023	2024
Interest expenses on lease liabilities	$93	$150	$179

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

The PRC enterprises income tax (“EIT”) is calculated at the prevailing tax rate on the taxable income of the subsidiaries operating in the PRC. Under the Law of the PRC on EIT (the “EIT Law”) and Implementation Regulation of the EIT Law, the applicable tax rate of the PRC subsidiaries is at 25% during the years ended December 31, 2022, 2023 and 2024.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Under the Treasury Law Amendment (Enterprise Tax Plan Base Rate Entities) Bill 2018 of Australia, qualifying base rate entities that meet aggregate turnover threshold can be eligible for a lower corporate tax rate. Upon assessment on the base rate entity qualification on an ongoing basis, Apollomics (Australia) Pty. Ltd., a wholly-owned subsidiary of the Company, applies a corporate tax rate of 25%, 25% and 25% for the years ended December 31, 2022, 2023 and 2024, respectively.

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for a Hong Kong incorporated subsidiary.

	Years ended December 31,
	2022	2023	2024
US CIT
— current year	$1	$10	$259
— over-provision in respect of prior years	—	—	—
Deferred tax (Note 18)	—	—	—
	$1	$10	$259

Other than the subsidiary operating in the US, no provision for income taxation has been made as the Company and the other subsidiaries either had no assessable profit or incurred tax losses in the PRC, Australia and Hong Kong for the years ended December 31, 2022, 2023 and 2024.

The income tax (credit) expense for the years ended December 31, 2022, 2023 and 2024 can be reconciled to the loss before taxation per the consolidated statements of loss and other comprehensive loss as follows:

	Years ended December 31,
	2022	2023	2024
Loss before taxation	$(240,810)	$(172,591)	$(53,599)
Tax at the US federal tax rate of 21%	(50,570)	(36,244)	(11,253)
Tax effect of expenses not deductible for tax purpose	45,739	568	332
Tax effect of income not taxable for tax purpose	(257)	—	—
Tax effect of additional qualified expenses deductible for tax purpose (note)	(1,517)	(741)	(919)
Tax effect of R&D Credits	—	(2,311)	623
Tax effect of tax losses not recognized	7,027	10,277	5,513
Tax effect of foreign tax differential rates	(421)	28,461	3,828
Tax effect of intangible impairment	—	—	2,135
Income tax expense for the year	$1	$10	$259

Note: The amount represents additional 75% income tax deduction in respect of qualifying research and development expenditures incurred for the year.

12.
LOSS FOR THE YEAR

---------------------------------------------------------------------------------------------------------------------------------------

	Years ended December 31,
	2022	2023	2024
Loss for the year has been arrived at after charging:
Staff costs:
Salaries and other allowances	$14,966	$10,356	$8,411
Retirement benefits scheme contributions	662	499	219
Share-based payment expenses	3,582	12,685	10,926
Total staff costs	19,210	23,540	19,556
Depreciation of plant and equipment	162	87	52
Depreciation of right-of-use assets	593	587	289
Amortization of intangible assets	20	20	20
Impairment loss of an intangible asset	—	—	13,000
Other expense (note)	6,608	46,003	140

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

13.
DIVIDENDS

No dividend was declared or paid by the Company during the years ended December 31, 2022, 2023 and 2024, nor has any dividend been proposed since the end of the year ended December 31, 2024.

14.
LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	Years ended December 31,
	2022	2023	2024
Loss:
Loss for the year attributable to owners of the Company for the purpose of calculating basic and diluted loss per share	$(240,811)	$(172,601)	$(53,858)
Number of shares (‘000):
Weighted average number of ordinary shares for the purpose of calculating basic and diluted loss per share	285	744	1,020
Loss per share – Basic and diluted $	$(844.95)	$(231.99)	$(52.80)

The exchange ratio has been applied to the weighted average number of ordinary shares for the purpose of calculating basic and diluted loss per share shown as 285 for the year ended December 2022 and to give effect to the Business Combination of March 29, 2023, which was 3,909 and the loss per share - basic and diluted shown as ($844.95) was ($61.60) prior to the Business Combination.

The diluted loss per share for the years ended December 31, 2022, 2023 and 2024 does not include the effect of the following instruments held as of December 31, 2022, 2023 and 2024 as their inclusion would be anti-dilutive. As of December 31, 2022, Series A1, A2, B and C convertible preferred shares, unvested restricted shares and share options outstanding were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive. As of December 31, 2023 and 2024, share options outstanding and the private and public warrants were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2022 (Note i)	2023	2024
Number of series A1 convertible preferred shares (“Series A1 Preferred Shares”)	94,658	—	—
Number of series A2 convertible preferred shares (“Series A2 Preferred Shares”)	52,592	—	—
Number of series B convertible preferred shares (“Series B Preferred Shares”)	213,140	—	—
Number of series C convertible preferred shares (“Series C Preferred Shares”)	183,821	—	—
Unvested restricted shares	4,967	—	—
Share options	97,296	119,071	186,366
Apollomics private warrants	—	619,400	619,400
Apollomics public warrants	—	10,350,000	10,350,000

Note i: The exchange ratio has been applied to these instruments to give effect to the Business Combination

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

	As of December 31,
	2022 (Note ii)	2023	2024
Number of series A1 convertible preferred shares (“Series A1 Preferred Shares”)	1,320,576	—	—
Number of series A2 convertible preferred shares (“Series A2 Preferred Shares”)	733,712	—	—
Number of series B convertible preferred shares (“Series B Preferred Shares”)	2,973,530	—	—
Number of series C convertible preferred shares (“Series C Preferred Shares”)	2,564,500	—	—
Unvested restricted shares	69,302	—	—
Share options	1,359,797	119,071	186,366
Apollomics private warrants	—	619,400	619,400
Apollomics public warrants	—	10,350,000	10,350,000
Penny warrants	—	575	75

Note ii: This was the presentation of these instruments as of December 31, 2022, prior to the application of the exchange ratio used in the Business Combination

15.
PLANT AND EQUIPMENT

	Leasehold improvements	Furniture and other equipment	Total
COST
As of January 1, 2023	135	793	928
Additions	—	—	—
Disposals	—	(363)	(363)
As of December 31, 2023	135	430	565
Additions	36	23	59
Disposals	(47)	(62)	(109)
As of December 31, 2024	124	391	515
ACCUMULATED DEPRECIATION
As of January 1, 2023	(114)	(329)	(443)
Accumulated depreciation removal for disposals	—	75	75
Provided for the year	(18)	(18)	(36)
As of December 31, 2023	(132)	(272)	(404)
Accumulated depreciation removal for disposals	29	8	37
Provided for the year	(16)	(40)	(56)
As of December 31, 2024	(119)	(304)	(423)
CARRYING VALUES
As of December 31, 2023	$3	$158	$161
As of December 31, 2024	$5	$87	$92

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

16.
RIGHT-OF-USE ASSETS

		Plant and
	Offices	equipment	Total
COST
As of January 1, 2023	2,865	59	$2,924
Additions	—	12	12
Derecognized upon end of lease term	(291)	(46)	(337)
As of December 31, 2023	2,574	25	2,599
Additions	911	—	911
Derecognized upon end of lease term	(2,503)	(13)	(2,516)
As of December 31, 2024	982	12	994
ACCUMULATED DEPRECIATION
As of January 1, 2023	(1,888)	(45)	(1,933)
Provided for the year	(568)	(19)	(587)
Derecognized upon end of lease term	296	50	346
As of December 31, 2023	(2,160)	(14)	(2,174)
Provided for the year	(126)	(21)	(147)
Derecognized upon end of lease term	2,226	28	2,254
As of December 31, 2024	(60)	(7)	(67)
CARRYING VALUES
As of December 31, 2023	$414	$11	$425
As of December 31, 2024	$922	$5	$927

The right-of-use assets are depreciated over the lease terms using straight-line method.

	Years ended December 31,
	2022	2023	2024
Expense relating to short-term leases	$96	$122	$67
Total cash outflow for leases	$782	$566	$363

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

The Group regularly entered into short-term leases for plant and equipment and laboratory premises. As of December 31, 2023 and 2024, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above.

Restrictions or covenants on leases

In addition, lease liabilities of $425 and $966 are recognized with related right-of-use assets of $425 and $927 as of December 31, 2023 and 2024, respectively. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

17.
INTANGIBLE ASSETS

	Patent rights (available for use)	Patent rights (not yet available for use)	Total
	(note i)	(note ii)
COST
As of January 1, 2022	$375	18,500	$18,875
Addition	—	—	—
As of December 31, 2022, 2023 and 2024	375	18,500	18,875
AMORTIZATION AND IMPAIRMENT
As of January 1, 2022	(77)	(4,000)	(4,077)
Charge for the year	(20)	—	(20)
As of December 31, 2022	(97)	(4,000)	(4,097)
Charge for the year	(21)	—	(21)
As of December 31, 2023	(118)	(4,000)	(4,118)
Charge for the year	(20)	—	(20)
Impairment loss recognized	—	(13,000)	(13,000)
As of December 31, 2024	(138)	(17,000)	(17,138)
CARRYING VALUES
As of December 31, 2022	$278	$14,500	$14,778
As of December 31, 2023	$257	$14,500	$14,757
As of December 31, 2024	$237	$1,500	$1,737

Notes:

(i)
The patent rights grant the Group the right to use certain scientific data for research and manufacture of pipelines, namely APL-501, APL-502 and APL-509.
(ii)
These patent rights are not yet available for use by the Group as the Group is still undergoing pre-clinical study application or clinical trials on the relevant drugs in designated territories under the patent rights and has yet to obtain regulatory approval for the new drug to be launched to the market. The patent rights are tested for impairment annually and whenever there is an indication that they may be impaired. Amortization will commence when the patent rights are available for use (i.e. when they are ready for commercialization and have obtained the regulatory new drug application approval in the designated territories) by the Group. During the years ended December 31, 2022, 2023 and 2024, patent rights with carrying amount of nil, nil, and $13.0 million were impaired, respectively. For these patent rights, as they were acquired for combination trial of an existing drug candidate, which was subsequently replaced by another formulation, or acquired for self-development that the Group cannot proceed further research due to the failure in providing drug supplies by the original vendor according to the agreement. Accordingly, the Group has fully impaired the patent rights with reference to their respective recoverable amounts determined on value in use calculations.

The patent rights (available for use) have finite lives and are amortized on a straight-line basis. The useful lives of patent rights ranged between 10 to 18 years for the years ended December 31, 2022, 2023 and 2024. The useful lives of patent rights were determined by the management of the Group taking into account the period over which the patent rights are expected to be available for use by the Group and the stability of the industry.

18.
DEFERRED TAXATION

For the purpose of presentation in the consolidated financial statements, the deferred tax assets and liabilities have been offset.

The major deferred tax assets (liabilities) recognized and movements thereon during the years ended December 31, 2022, 2023 and 2024 are as follows:

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

	Accelerated tax depreciation	Accrual	Total
As of January 1, 2022	(32)	32	$—
Credit (charge) to profit or loss (Note 11)	(19)	19	—
As of December 31, 2022	(51)	51	—
Credit (charge) to profit or loss (Note 11)	40	(40)	—
As of December 31, 2023	(11)	11	—
Credit (charge) to profit or loss (Note 11)	6	(6)	—
As of December 31, 2024	$(5)	$5	$—

The Group had unused tax losses, temporary differences and unused tax credits of $127,147, $16,128 and $6,000, respectively, as of December 31, 2024. No deferred tax asset has been recognized due to the unpredictability of future profit streams. As of December 31, 2023 and 2024, the unrecognized tax losses and temporary differences will be carried forward and expire in years as follows:

	As of December 31,
	2023	2024
Unused tax losses
2024	$2,319	$—
2025	4,973	4,936
2026	10,144	9,039
2027	9,176	9,449
2028	9,571	10,159
2029	—	8,383
Indefinite	61,424	85,181
Total unused tax losses	$97,607	$127,147
Tax effected deductible temporary differences
Indefinite	17,221	16,128
	$17,221	$16,128

As of December 31, 2024 the unused credits will be carried forward and expire in years as follows:

Unused tax credits
2038	$62
2039	229
2040	1,320
2041	1,800
2042	2,589
2043	—
Total unused tax credits	$6,000

Management has estimated the expected outcome of the disputes by using the expected value method to determine the provisions for uncertain tax treatment. The Group reported uncertain tax treatment of $2,190 and $1,700 as of December 31, 2023 and as of December 31, 2024, respectively, netted in the deferred tax assets, that are not recognized in the financial statements.

19.
DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

---------------------------------------------------------------------------------------------------------------------------------------

	As of December 31,
	2023	2024
Other prepayments	$1,073	$360
Prepaid taxes	312	—
Value-Added Tax recoverable	466	127
Deposits	7	14
Payment in advance to suppliers	250	—
	$2,108	$501

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

20.
SHORT TERM BANK LOANS

In November 2023 the Company established two lines of credit totaling RMB 80 million (approximately $11.2 million) with two banks in China. Against one line of credit of RMB 50 million (approximately $7.0 million) the Company drew down RMB 20 million (approximately $2.8 million) for 8 months due July 2024 at 3.7% interest. Against the second bank’s line of credit of RMB 30 million (approximately $4.2 million) the Company drew down RMB 10 million (approximately $1.4 million) for 6 months due May 2024 at 3.2% interest. In May 2024 the Company paid off the second bank’s loan of RMB 10 million (approximately $1.4 million) and in June 2024 the Company drew down an additional RMB 5 million (approximately $0.7 million) for 1 month due in July 2024 at 3.2%. In July 2024 the Company paid off RMB 20 million (approximately $2.8 million) from the first bank’s loan and RMB 5 million (approximately $0.7 million) from the second bank’s loan. There were no outstanding loans as of December 31, 2024.

21.
CASH AND CASH EQUIVALENTS

Bank balances earned interest at prevailing market interest rates ranging from 0% to 5.1% for the years ended December 31, 2023 and 2024, respectively.

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

22.
OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2023	2024
Payables in respect of research and development expenses	$4,471	$1,248
Accrued salaries and bonuses	2,166	785
Accrued other expenses	1,025	5,133
Deposit received for a potential out-licensing drug patent (note)	1,000	—
Other payables	500	—
	$9,162	$7,166

Note: During the year ended December 31, 2020, the Group signed an exclusive right of negotiation agreement with an independent third party to negotiate out-licensing a drug patent to the independent third party. Under the exclusive right of negotiation agreement, the Company received a deposit of $1,000 which may be considered as consideration for the exclusive right of negotiation if the independent third party has not identified any negative findings (as stated in the exclusive right of negotiation agreement) by March 2, 2021. During the year ended December 31, 2024, the Company determined the negotiation rights were no longer valid and recorded the amount as other income on the consolidated statement of loss and comprehensive loss.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

23.
LEASE LIABILITIES

	As of December 31,
	2023	2024
Lease liabilities payable:
Within one year	$158	$233
More than one year, but not exceeding two years	126	484
More than two years, but not exceeding five years	141	249
	425	966
Less: Amount due for settlement within 12 months shown under current liabilities	(158)	(233)
Amount due for settlement after 12 months shown under non-current liabilities	$267	$733

The Group leased various offices, and plant and equipment as disclosed in Note 16 for its administration, and research and development activities. These lease liabilities were measured at the present value of the lease payments that are not yet paid.

The Group does not face a significant liquidity risk with regard to its lease liabilities.

The lease agreements did not contain any contingent rent nor any purchase option for the leases.

The weighted average incremental borrowing rates applied to lease liabilities range from 4.75% to 6.65% during the years ended December 31, 2023 and 2024.

24.
CONVERTIBLE PREFERRED SHARES

The Company entered into preferred share subscription agreements with several independent investors and the details of issued preferred shares (the “Preferred Shares”) are set out as follows:

	Date of issue	Total number of Preferred Shares issue	Subscription price per share	Subscription price total
	July 26, 2016 to
Series A1 Preferred Shares	July 28, 2016	880,384	$4.5430	$4,000
	January 31, 2019	440,192	4.5430	2,000
		1,320,576		6,000
Series A2 Preferred Shares	July 21, 2017 to
	July 25, 2017	733,712	5.1110	3,750
	September 19, 2018 to
Series B Preferred Shares	December 27, 2018	2,607,096	33.2900	86,800
	January 8, 2019 to
	March 25, 2019	366,434	33.2900	12,200
		2,973,530		99,000
	September 10, 2020 to
Series C Preferred Shares	September 30, 2020	1,416,925	48.4500	68,650
	October 5, 2020 to
	November 5, 2020	1,147,575	48.4500	55,600
		2,564,500		124,250

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The exchange ratio has been applied to these preferred shares to give effect to the Business Combination of March 29, 2023 and these would have been as follows:

	Date of issue	Total number of Preferred Shares issue	Subscription price per share	Subscription price total
	July 26, 2016 to
Series A1 Preferred Shares	July 28, 2016	63,105	$63.3798	$4,000
	January 31, 2019	31,553	63.3798	2,000
		94,658		6,000
Series A2 Preferred Shares	July 21, 2017 to
	July 25, 2017	52,592	71.3040	3,750

	September 19, 2018 to
Series B Preferred Shares	December 27, 2018	186,874	464.4317	86,800
	January 8, 2019 to
	March 25, 2019	26,266	464.4317	12,200
		213,140		99,000

	September 10, 2020 to
Series C Preferred Shares	September 30, 2020	101,564	675.9302	68,650
	October 5, 2020 to
	November 5, 2020	82,257	675.9302	55,600
		183,821		124,250

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

(b)
Conversion feature

Each holder of the Preferred Shares shall have the rights to convert the Preferred Shares into ordinary shares at any time after the issuance date into such number of fully paid and non-assessable ordinary shares as determined by dividing the relevant issue price by the then-effective conversion price. The “Conversion Price” shall initially be the Preferred Shares issue price, resulting in an initial conversion ratio of 1:1, and shall be subject to adjustment and readjustment (including but not limited to share splits and subdivision, additional ordinary shares issued and adjustment upon issuance of any other Preferred Shares for less than the Conversion Price). As of March 29, 2023, the applicable conversion ratio was 1:1.

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

Presentation and Classification

The Company elected to designate the Preferred Shares as financial liabilities at FVTPL as a whole. The fair value change of the Preferred Shares is charged/credited to fair value change of Preferred Shares in profit or loss except for the portion attributable to credit risk change which shall be charged/credited to other comprehensive income, if any. The fair value change recognized in profit or loss includes any interest paid, if any, on the financial liabilities. The management of the Company considered that there is insignificant credit risk change on the financial liabilities that drives the fair value change of the Preferred Shares during the years ended December 31, 2022, 2023 and 2024.

The movement of the Preferred Shares at the end of the years ended December 31, 2022 and 2023 is as follows:

Preferred shares
As of January 1, 2022	$322,215
Change in fair value	189,646
As of December 31, 2022	511,861
Change in fair value	76,424
Conversion of convertible preferred shares into post-closing ordinary shares	(588,285)
As of December 31, 2023	$—

On March 29, 2023, all the preferred shares were converted into common shares, and therefore as of December 31, 2023 and 2024, respectively, there are no longer any preferred shares.

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

In addition to the underlying share value of the Company determined by Black-Scholes model, other key valuation assumptions used in the OPM model to determine the fair value of the Preferred Shares are as follows:

2022
Time to liquidation	1.25 years
Risk-free rate	4.65%
Expected volatility (note)	75%
Dividend yield	0%
Possibility under IPO scenario	85%
Possibility under liquidation scenario	15%

Note: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

25.
SHARE CAPITAL/TREASURY SHARES

Share capital

The share capital as of December 31, 2023 and 2024 represented the issued ordinary share capital of the Company.

		Number of	Par value
	Notes	shares	per share	Amount
Authorized:
As of January 1, 2022 and December 31, 2022		4,443,435		$44
Issued and fully paid:
As of January 1, 2022		3,932,521		40
Exercise of share options vested	(ii)	85,521	0.01	1
As of December 31, 2022		4,018,042		41

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The share capital as of January 1, 2022, December 31, 2022, 2023 and 2024 have been presented to give effect to the Business Combination of March 29, 2023 and the recapitalization at the exchange ratio of 0.071679, except for the authorized shares, and these are as follows:

		Number of	Par value
	Notes	shares	per share	Amount
Authorized:
As of December 31, 2024		130,000,000		$1,300
Issued and fully paid:
As of January 1, 2022		281,972
Exercise of share options	(i)	6,130	0.01	—
As of December 31, 2022		288,102		3
Exercise of share options vested	(ii)	624	0.01	—
Business combination, net of redemptions		33,127	0.01	—
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares		544,210	0.01	6
Post-closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs		2,300	0.01	—
Issuance of post-closing Apollomics Class A Ordinary Shares upon the conversion of post-closing Apollomics Series A Preferred Shares		26,688	0.01	—
As of December 31, 2023		895,051		9
Exercise of share options vested	(iii)	468	0.01	—
Shares issued to PIPE Investors, net of transaction costs		191,667	0.01	2
Shares issued to employees for compensation		14,913	0.01	—
Shares issued to board members for board fees		693	0.01	—
As of December 31, 2024		1,102,792		11

All the ordinary shares and restricted shares issued during the years ended December 31, 2021, 2022 and 2023 rank pari passu with the existing shares in all respects.

Notes:

(i)
During the year ended December 31, 2022, share option holders exercised their rights to subscribe for 85,521 ordinary shares made up as follows: 4,990, 70,885, 1,011 and 8,635 ordinary shares in the Company at an exercise price of $1.00, $2.00, $21.00 and $26.00 per share, respectively. To present this to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these would have been 6,130 ordinary shares made up as follows: 358, 5,081, 72 and 619 ordinary shares in the Company at an exercise price of $14.00, $28.00, $293.00 and $363.00 per share, respectively.
(ii)
During the year ended December 31, 2023, share option holders exercised their rights to subscribe for 624 ordinary shares made up as follows: 389, 162, 41 and 32 ordinary shares in the Company at an exercise price of $28.00, $293.00, $363.00 and $432.00 per share, respectively.
(iii)
During the year ended December 31, 2024, share option holders did not exercise their rights to subscribe for ordinary shares.

Treasury shares

	Number of	Subscription
	treasury	price per
	shares	share	Amount
As of January 1, 2022	140,867		$1,647
Restricted shares vested	(11,647)	$1.00	(21)
Early exercised share options vested	(59,918)	26.00	(1,558)
As of December 31, 2022	69,302		68
Early exercised share options vested	(69,302)	26.00	(68)
As of December 31, 2023	—		—
Early exercised share options vested	—		—
As of December 31, 2024	—		—

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

To present these treasury shares to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these would have been presented as follows:

	Number of	Subscription
	treasury	price per
	shares	share	Amount
As of January 1, 2022	10,097		1,647
Restricted shares vested	(835)	$14.00	(21)
Early exercised share options vested	(4,295)	363.00	(1,558)
As of December 31, 2022	4,967		68
Early exercised share options vested	(4,967)	363.00	(68)
As of December 31, 2023	—		—
Early exercised share options vested	—		—
As of December 31, 2024	—		—

Treasury shares represented unvested restricted shares granted to the directors of the Company and an employee of the Group and the unvested restricted shares issued upon the early exercise of share options as elected by the director of the Company during the vesting period. As of December 31, 2023 and 2024, respectively, there were no treasury shares outstanding.

26.
SHARE-BASED PAYMENT TRANSACTIONS

On July 19, 2016, the shareholders of the Company approved the adoption of the 2016 equity incentive plan (the “2016 Plan”) for the purpose of securing and retaining employees, directors and consultants of the Company, providing incentives for them to exert maximum efforts for the success of the Company and any affiliate and providing means by which such persons may benefit from increases in value of the ordinary shares of the Company.

The 2016 Plan provides for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards.

In connection with the Business Combination, the Apollomics Board adopted the 2023 Incentive Award Plan (as amended from time to time), which is referred to in this Annual Report as the “2023 Incentive Plan” and became effective as of the Closing. The 2023 Incentive Plan allows the Company to make equity and equity-based incentive awards to officers, employees, non-employee directors and consultants and affiliates. The Board anticipates that providing such persons with a direct stake in the Company will assure a closer alignment of the interests of such individuals with the Company’s interests and the interests of its shareholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company and its affiliates.

Restricted share awards

Under guidance for share-based compensation, the fair value of the Company’s restricted share awards is based on the grant date fair value of the Company’s Class A Ordinary Shares. During the year ended December 31, 2024, all restricted share awards were granted with no purchase price. The weighted-average grant date fair value of the restricted share awards was nil during the year ended December 31, 2024.

The total expense recognized in the consolidated statements of loss and other comprehensive loss for the restricted shares granted was approximately $39, nil and nil, for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table summarizes the Group’s restricted shares movement during the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
	Number of unvested restricted shares	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding at January 1,	80,949	69,302	—
Vested	(11,647)	(69,302)	—
Outstanding at December 31,	69,302	—	—

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

To present these restricted shares to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these would have been presented as follows:

	2022	2023	2024
	Number of unvested restricted shares	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding at January 1,	10,097	4,967	—
Vested	(5,130)	(4,967)	—
Outstanding at December 31,	4,967	—	—

The range of subscription price for the restricted shares was $0.30 to $1.00 per share. The time-based restricted shares shall be entirely vested ratably on a monthly basis over 48-months vesting period or with 25% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over 36-months vesting period. The milestone-based restricted shares will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition. During the years ended December 31, 2022, 2023 and 2024, nil, 4,967, and nil milestone-based restricted shares have been vested, respectively.

Share options

The following table discloses movements of the Company’s share options under the 2016 and 2023 Plans held by grantees during the years ended December 31, 2022:

	2022
	Number of Options	Weighted- average exercise price
Outstanding at January 1,	1,550,592	20.300
Granted	115,000	31.000
Exercised	(85,522)	4.600
Forfeited	(220,273)	23.200
Outstanding at December 31,	1,359,797	21.700
Exercisable at the end of the year	676,677

To present the Company's share options to give effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679, these share options would have been presented as follows during the years ended December 31, 2022, 2023 and 2024:

	2022		2023		2024
	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price
Outstanding at January 1,	110,972	$283.207	97,296	$302.739	119,072	$462.205
Options granted	8,243	432.484	30,483	963.810	133,999	77.059
Exercised	(6,130)	64.175	(624)	139.682	—	—
Forfeited	(15,789)	323.665	(8,083)	57.005	(55,544)	151.835
Expired	—	—	—	—	(11,160)	3.235
Outstanding at December 31,	97,296	302.739	119,072	462.205	186,367	289.206
Exercisable at the end of the year	48,504		78,595		117,755

No share options granted in the above table under the 2016 Plan will be exercisable after the expiration of 10 years from the date of its grant.

The share options outstanding as of December 31, 2022, 2023 and 2024 had a weighted average remaining contractual life of 7.40 years, 6.25 years, and 5.50 years, respectively. During the years ended December 31, 2022, 2023 and 2024, the weighted average fair value of the share options granted were $20.35 per share, $713.00 per share, and $60.42 per share, respectively. The weighted

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

average fair value of the share options granted during the year ended December 31, 2022 were presented as $20.35 per share before giving effect to the Business Combination of March 29, 2023 at the exchange ratio of 0.071679. The time-based share options will be vested ratably on a monthly basis over a range of a 24 month to 48 month vesting period or with 50% or 25% vested on the first anniversary of the vesting inception date and the remaining portion vested ratably on a monthly basis over the remaining 12 months to 36 months vesting period.

The Option Pricing Model (“OPM”) was used to determine the fair value of the option granted.

The key inputs into the model were as follows:

	Years ended December
	2022	2023	2024
Grant date option fair value per share	$9.33-15.17	$1.00-51.10	—
Exercise price	$31.00	$7.00-72.00	—
Grant date option fair value per share as converted	$130.20-211.60	$14.00-712.70	$60.42
Exercise price as converted	$432.00	$94.00-1,001.00	$77.00
Expected volatility (note i)	75%-77.5%	72.5%	97%
Expected life	6.078 years	6.250 years	5.500 years
Risk-free rate	1.35%-3.98%	3.67%	4.18%
Expected dividend yield	—%	—%	—%

Note: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expense recognized in the consolidated statements of loss and other comprehensive loss for share options and restricted stocks granted under the 2016 and 2023 Plans are approximately $3.5 million, $12.7 million, and $10.9 million, and expenses for consultancy fees of approximately $27, $19, and $56 for the years ended December 31, 2022, 2023 and 2024, respectively.

Restricted stock

There was no restricted stock issued under the 2016 Plan during the years ended December 31, 2023 and 2024. Under the 2023 Plan, the following table discloses movements of the Company’s restricted stock under the 2023 Plan for the year December 31, 2024.

	Year ended December 31, 2024
	Number of restricted stocks	Weighted- average exercise price
Outstanding at January 1, 2024	2,080	$541.00
Restricted stock granted	21,704	81.82
Restricted stock vested	(22,399)	96.07
Restricted stock forfeited	(277)	541.00
Outstanding at December 31, 2024	1,108	$541.00
Exercisable at the end of the year	—

27.
CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged throughout the years ended December 31, 2022, 2023 and 2024.

The capital structure of the Group consists of net debt, which includes lease liabilities as disclosed in Note 23, net of cash and cash equivalents, and equity attributable to owners of the Company, comprising issued share capital, share premium, accumulated losses and various reserves.

The Group regularly reviews the capital structure from time to time. As part of this review, the Group considers the cost of capital and the risks associated with each class of capital. The Group may balance its overall capital structure through the payment of dividends, new share issues as well as raising new debt or redemption of existing debts.

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

	Fair value as of
	December 31, 2024	December 31, 2023	Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Financial assets
Money market fund	$—	$5,761	Level 1	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A
Financial liabilities
Maxpro public warrants assumed by Apollomics (Note 5)	95	259	Level 1	The public warrants are traded on the Nasdaq, the valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities	N/A	N/A
Maxpro private warrants assumed by Apollomics, and Private warrants issued in connection with the conversion of the promissory note payable to the Maxpro Sponsor (Note 5)	6	15	Level 2	Private warrants are considered to be economically equivalent to the public warrants. As such, the valuation of the public warrants was used to value the private warrants	N/A	N/A
Penny warrants (Note 5)	1	56	Level 3	Black-Scholes model - the key inputs are: underlying share price, expected life in years, risk-free rate, expected volatility, and exercise price	N/A	N/A
Total warrant liabilities:	102	330

(i)
Fair value of financial assets and financial liabilities that are not measured at fair value

The management of the Company consider that the carrying amount of the Group's financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values. Such fair values have been deemed in accordance with generally accepted pricing models based on a discounted cash flow analysis.

a.
Categories of financial instruments

	As of December 31,
	2023	2024
Financial assets
Financial assets at FVTPL	$5,761	$—
Amortized cost	32,166	—
Financial liabilities
Financial liability at FVTPL	330	102
Amortized cost	5,970	—

The financial assets at FVTPL of $5.8 million and $0 as of December 31, 2023 and 2024, respectively, represents investment in a money market fund in the US, which solely holds investments in the US treasury bonds.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of December 31,		As of December 31,
	2023	2024	2023	2024
Renminbi (“RMB”)	$6,071	$3,069	$5,443	$1,286
Australian Dollars (“AUD”)	796	1,257	771	949
	$6,867	$4,326	$6,214	$2,235

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

	2022	2023	2024
Impact of RMB on loss for the year	$386	$659	$1,872
Impact of AUD on loss for the year	(7)	26	323

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the years ended December 31, 2022, 2023 and 2024.

Interest rate risk

The Group are exposed to fair value interest rate risk in relation to time deposits and lease liabilities.

The Group are also exposed to cash flow interest rate risk in relation to variable-rate bank balances as disclosed in Note 21. The Group’s cash flow interest rate risk are mainly concentrated on the fluctuation of interest rates on bank balances. The management of the Company consider that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant, therefore no sensitivity analysis on such risk has been prepared.

Other price risk

The Group are exposed to other price risk arising from the investment in money market funds in the U.S.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Sensitivity analysis

Investment in money market fund in the U.S.

No sensitivity analysis is performed as the management of the Company consider that the exposure of other price risk arising from the investment in a money market fund in the U.S. is insignificant because the investment is mainly on U.S. treasury bonds with high credit rating and liquidity.

Credit and counterparty risk

Credit and counterparty risk refers to the risk that a counterparty will default on its contractual obligations resulting financial loss to the Group.

In order to minimize the credit risk, the Company reviews the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the management of the Company consider that the Group’s credit and counterparty risk is significantly reduced.

The Group’s internal credit risk grading assessment comprises the following categories:

Internal credit rating	Description	Financial assets at amortized cost
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Watch list	Debtor frequently repays after due dates but settles the amounts in full	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL - credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off

	External			The Group
	credit	Internal	12-month ECL	As of December 31,
	rating	credit rating	or lifetime ECL	2023	2024
Financial assets
Deposits	N/A	Low risk	12-month ECL	$110	$—
Cash and cash equivalents	A3 to Aa2	N/A	12-month ECL	32,056	9,766
				$32,166	$9,766

Deposits

The Group assessed the ECL for its deposits individually based on internal credit rating which, in the opinion of the management of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observed default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort. No12-month ECL was made as of December 31, 2023 and 2024, as the counterparties involved are considered with low risk (based on the internal credit rating) and the ECL involved is not material.

Cash and cash equivalents and time deposits with original maturity over three months

A significant portion of the Group’s bank balances and deposits are placed with international banks in the U.S. The credit risks on bank balances and deposits are limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and are all classified as low risk by the Group by reference to available external credit rating.

Other than the credit risks mentioned above, the Group do not have any other significant concentration of credit risk.

No 12-month ECL has been provided during the years ended December 31, 2022, 2023 and 2024. The management of the Company has assessed the impact and concluded the ECL involved is not material.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Liquidity risk

As at December 31, 2024, the Group recorded net assets of $4.9 million. In the management of liquidity risk, the management of the Company have reviewed the Group’s cash flow projections to ensure the Group maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

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

		On
		demand
	Weighted	or less					Total
	average	than 1	1 to 3	3 Months	1 to 2	2 to 4	undiscounted	Carrying
	interest rate	Month	Months	to 1 Year	Years	Years	cash flows	amount
	%	$	$	$	$	$	$	$
December 31, 2023
Other payables	N/A	5,970	—	—	—	—	5,970	5,970
Total		5,970	—	—	—	—	5,970	5,970
Lease liabilities	4.85	44	31	83	216	50	495	425
December 31, 2024
Other payables	N/A	10,768	—	—	—	—	10,768	10,768
Total		10,768	—	—	—	—	10,768	10,768
Lease liabilities	6.11	19	39	175	484	249	1,024	966

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

						Relationship of
	Fair value as of				Significant	unobservable
	December 31,		Fair value	Valuation technique(s) and key	unobservable	inputs to fair
	2023	2024	hierarchy	inputs	inputs	value
Financial assets
Money market fund	$5,761	$—	Level 1	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A
Financial liabilities
Warrants	330	102	Level 1

Public warrants and private warrants are based on the valuation of the public price of APLMW which is directly observable market (level 1) while the penny warrants are based on the underlying share price of APLM, also a directly observable market (level 1)

					N/A	N/A

(ii)
Reconciliation of Level 3 fair value measurements

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Details of reconciliation of Level 3 fair value measurement for the convertible Preferred Shares are set out in Note 24. All the unrealized fair value changes of $189.6 million, $76.4 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively, relate to the convertible Preferred Shares were recognized in the profit or loss.

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

The Group maintains multiple qualified contributory saving plans as allowed under Section 401(k) of the Internal Revenue Code in the United States. These plans are defined contribution plans covering employees employed in the United States and provide for voluntary contributions by employees, subject to certain limits. The contributions are made by both the employees and the employer. The employees’ contributions are primarily based on specified dollar amounts or percentages of employee compensation.

The total cost charged to profit or loss of $0.7 million, $0.5 million and $0.3 million, respectively, represents contributions paid or payable to the above schemes by the Group for the years ended December 31, 2022, 2023 and 2024.

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group’s contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

30.
RELATED PARTY DISCLOSURES
(i)
Compensation of key management personnel

The remuneration of directors of the Company and other key management were as follows:

	For the year ended December 31,
	2022	2023	2024
Short term benefits	$2,473	$4,112	$4,645
Retirement benefit scheme contributions	12	21	21
Share-based payment	1,820	9,419	10,294
	$4,305	$13,552	$14,960

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

	Convertible Preferred Shares	Lease liabilities	Accrued share issue costs (under other payables)	Total
As of January 1, 2022	322,215	1,036	644	323,895
Financing cash flows	—	(686)	—	(686)
Non-cash changes:
Fair value change	189,646	—	—	189,646
New leases entered	—	548	—	548
Reversal on accrued share issue costs	—	—	(644)	(644)
Interest expense	—	93	—	93
As of December 31, 2022	511,861	991	—	512,852
Financing cash flows	—	(688)	—	(688)
Non-cash changes:
Fair value change	76,424	—	—	76,424
Preferred shares converted to common stock	(588,285)	—	—	(588,285)
Reversal on accrued share issue costs	—	—	—	—
Interest expense	—	122	—	122
As of December 31, 2023	$—	$425	$—	$425
Financing cash flows	—	(170)	—	(170)
Non-cash changes:
New leases entered	—	792	—	792
Interest expense	—	(81)	—	(81)
As of December 31, 2024	$—	$966	$—	$966

32.
MAJOR NON-CASH TRANSACTIONS

During the years ended December 31, 2022, 2023 and 2024:

(i)
the Group entered into new lease agreements for the use of offices and, plant and equipment for 12 months to 60 months. On the lease commencement, the Group recognized $0.5 million, nil, and $0.9 million of right-of-use asset and lease liabilities, respectively;
(ii)
financial liabilities arising from unvested restricted shares and treasury shares of $1,579, $68, and nil, respectively, have been derecognized upon vesting of restricted shares.
33.
RESTRICTED NET ASSETS

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its subsidiaries. The Company’s PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with IFRSs differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and 2024, amounts restricted are the paid-in capital of the Company’s PRC subsidiaries, which amounted to $35,000 and $35,000, respectively.

34.
SUBSEQUENT EVENTS

On March 31, 2025, the Company announced an agreement with LaunXP International, an affiliate of LaunXP Biomedical Co., Ltd. (TWO: 6876) (“LaunXP”), for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau)

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

of vebreltinib, the Company’s proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of NSCLC. The EGFRi class of targeted kinase inhibitors is currently a foundational targeted therapy for the treatment of NSCLC and other tumor types. Under the terms of the agreement, the Company is to receive upfront payments totaling $10 million within 60 days of the date of the agreement. The Company is also eligible for regulatory and other pre-commercial milestones up to $50 million, and royalties on net product sales. LaunXP will be primarily responsible for the development of vebreltinib in combination with an EGFRi in the LaunXP territory for the treatment of NSCLC.

The Company has evaluated subsequent events through the filing of this annual report on Form 20-F, and determined that no events have occurred that would require adjustments to our disclosures in the consolidated financial statements, except as disclosed above.

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statement of Loss and Other Comprehensive Loss

(All amounts in thousands of $)

	Years ended December 31,
	2022	2023	2024
Other income	$112	$49	$1,343
Fair value change of financial assets at FVTPL	323	821	198
Fair value change of financial liabilities at FVTPL	—	1,597	222
Fair value change of convertible preferred shares	(189,646)	(76,430)	—
Research and development expenses	(992)	(7,772)	(5,847)
Administrative expenses	(1,982)	(13,215)	(12,072)
Finance costs	—	(28)	(36)
Other expense	(5,532)	(46,003)	(137)
Share of loss in subsidiaries	(43,094)	(31,610)	(37,270)
Loss before taxation	(240,811)	(172,591)	(53,599)
Income tax expense	—	(10)	(259)
Loss and total comprehensive loss for the year, attributable to owners of the Company	$(240,811)	$(172,601)	$(53,858)

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statements of Financial Position

(All amounts in thousands of $)

	As of December 31,
	2023	2024
Non-current assets
Assets	$1,759	$1,737
Amount due from subsidiaries	70,103	4,716
Total non-current assets	71,862	6,453
Current assets
Deposits, prepayments and deferred expenses	630	159
Financial assets at FVTPL	5,761	—
Cash and cash equivalents	2,330	6,486
Total current assets	8,721	6,645
Total assets	80,583	13,098
Current liabilities
Other payables and accruals	366	—
Total current liabilities	366	—
Net current assets	8,355	6,645
Total assets less current liabilities	80,217	13,098
Non-current liabilities
Warrant liabilities	330	102
Deficit in subsidiaries	38,653	8,132
Total non-current liabilities	38,983	8,234
Net assets (liabilities)	$41,234	$4,864
Equity
Share capital	9	11
Share premium	661,474	666,528
Reserves	26,716	39,148
Accumulated losses	(646,965)	(700,823)
	$41,234	$4,864

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statements of Cash Flows

(All amounts in thousands of $)

	Years ended December 31,
	2022	2023	2024
OPERATING ACTIVITIES
Loss before taxation	$(240,811)	$(172,591)	$(53,599)
Adjustments for:
Share of loss in subsidiaries	43,094	31,610	37,270
Interest income	(112)	(49)	(198)
Amortization of intangible assets	20	20	20
Fair value change of financial assets at FVTPL	(323)	(821)	(222)
Fair value change of financial liabilities at FVTPL	—	(1,597)	—
Fair value change of convertible preferred shares	189,646	76,430	—
IFRS 2 listing expense	—	45,524	—
Portion of PIPE issuance costs allocated to PIPE warrants	—	38	—
Share-based payment expenses	818	12,685	10,926
Non-cash adjustments to other expenses	(2,563)	2,484	—
Operating cash flows before movements in working capital	(10,231)	(6,267)	(5,803)
(Increase)/decrease in deposits, prepayments and deferred expenses	2,812	(630)	316
Increase/(decrease) in other payables and accruals	859	(2,620)	666
NET CASH USED IN OPERATIONS	(6,560)	(9,517)	(4,821)
Taxation paid	—	(10)	—
NET CASH USED IN OPERATING ACTIVITIES	(6,560)	(9,527)	(4,821)
INVESTING ACTIVITIES
Interest received	112	49	198
Investment in subsidiaries	(25,926)	(8,042)	(19,454)
Advance to subsidiaries	(2,013)	—	(2,006)
Repayment from subsidiaries	2,135	457	19,429
Proceeds from disposal of financial asset at FVTPL	5,000	13,307	5,761
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(20,692)	5,771	3,928
FINANCING ACTIVITIES
Proceeds from PIPE Financing, net of transaction costs	—	—	5,049
Proceeds from issue of shares upon exercise of share options	392	85	—
NET CASH FROM (USED IN) FINANCING ACTIVITIES	392	85	5,049
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,860)	(3,671)	4,156
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	32,861	6,001	2,330
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$6,001	$2,330	$6,486

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

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of Apollomics Inc.