Form 20-F
period 2025-12-31
Apollomics Inc.
filed 2026-04-24
CIK 1944885

e

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Peter Lin

Chief Financial Officer

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On April 24, 2026, the issuer had 2,196,052 Class A Ordinary Shares, par value $0.01 per share, outstanding.

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
•
Our lack of any products approved for commercial sale;
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

Risks Related to Government Regulations

•
All material aspects of the research and development (R&D) and commercialization of pharmaceutical products are heavily regulated.
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

Risks Related to Our Operations in China

•
Government control of currency conversion and regulations on investment in People’s Republic of China (PRC) entities by offshore holding companies may delay us from making transfers to us from our PRC subsidiaries, or additional contributions to our PRC subsidiaries, which could restrict our ability to fund and expand our business. Because some of our operations are conducted in China, our business is subject to a certain degree of complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business in the PRC and may intervene in or influence our operations in China at any time, which could result in a material change in our operations and/or the value of our securities, and may restrict or hinder our ability to offer securities and raise capital outside the PRC.
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
•
In the course of auditing the consolidated financial statements for the year ended December 31, 2023, we identified one material weakness in our internal control over financial reporting as of December 31, 2023. This material weakness was remediated as of December 31, 2024. As of December 31, 2025, management completed its year-end assessment of our internal controls over financial reporting and did not identify any material weaknesses. However, we may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.
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
o
We may amend the terms of the Public Warrants and Private Warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding Public Warrants.
o
Mr. Hung-Wen (Howard) Chen, our Chief Executive Officer and the Chairman of our Board of Directors, will exert significant influence on our business and operations and may have a conflict of interest with our other shareholders.

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

Our operations have consumed substantial amounts of cash since inception. For the year ended December 31, 2025 we had net losses of $10.9 million and we used $10.4 million in net cash for operating activities. Substantially all of our cash expenditures have resulted from costs incurred in connection with our research and development (“R&D”) programs and administrative expenses associated with our operations.

Beginning in early 2024, we implemented cost reduction initiatives, including prioritizing the development of vebreltinib and uproleselan, as well as reducing other operating expenses through further pipeline prioritization and reductions in executive and non-executive employees. In May 2024, GlycoMimetics, our licensor of uproleselan in China, announced negative results from its pivotal Phase 3 study of uproleselan in relapsed or refractory acute myeloid leukemia. As positive results from the GlycoMimetics global study were likely necessary for approval of uproleselan in China for this indication, the Company has decided to close its own Phase 3 bridging study of uproleselan in China early and unblind after treatment for all patients is completed. As a result of these negative Phase 3 results from GlycoMimetics, the Company determined the recoverable amount was lower than the carrying value of the intangible asset and recorded an impairment loss of $10.0 million to write down the full value of our intangible asset for this program.

Based upon our evaluation of our operating plan, even after factoring in the expected receipt of the $2.3 million outstanding receivable balance of the upfront payment from LaunXP International (“LaunXP”) (as described in Item 4.B. “Business Overview—Licensing and Collaboration Arrangements—LaunXP”), and our balance of cash and cash equivalents of $3.3 million as of December 31, 2025, our existing cash resources are not sufficient to meet our obligations as they come due within the assessment period through April 30, 2027. Subsequent to year-end, our liquidity was further supported by a $2.0 million unsecured convertible bridge loan provided by our Chairman and CEO, Mr. Hung-Wen (Howard) Chen, on March 30, 2026. Furthermore, we will require additional capital, which we expect to seek through equity or debt financings or strategic partnerships; however, such financings or partnerships are not contractually committed and are subject to external factors, and there can be no assurance that such capital will be available on acceptable terms, or at all. These conditions indicate the existence of material uncertainties that may cast substantial doubt on the Company’s ability to continue as a going concern.

Notwithstanding these material uncertainties, the accompanying financial statements have been prepared on a going concern basis of accounting and do not include any adjustments to the carrying amounts and classification of assets and liabilities that may be necessary in the event that the Company is no longer able to continue its operations as a going concern.

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

We will need to raise additional capital which will likely result in dilution to our shareholders and may restrict our operations.

We will need to raise additional capital to fund our operations, including through the sale of our securities. We may issue additional Class A Ordinary Shares or other equity or equity-linked securities of equal or senior rank in the future in connection with, among other things, financings, future acquisitions, repayment of outstanding indebtedness, employee benefit plans and exercises of outstanding options, warrants and other convertible securities, in a number of circumstances. For example, in September 2025, the Company issued an aggregate of 1.04 million Class A Ordinary Shares in a private placement, par value $0.01 per share, of the Company (the “PIPE Shares”), at a price per share of $3.9317 (the closing price on August 29, 2025), representing aggregate gross proceeds to the company of $4.1 million, prior to the payment of fees and expenses. More recently, in March 2026, we issued to Mr. Hung-Wen (Howard) Chen, the Company’s Chairman and Chief Executive Officer, a Convertible Promissory Note for a principal amount of $2.0 million. The principal amount will automatically convert into equity securities of the Company upon the closing of the Company’s next equity financing that raises aggregate gross proceeds of not less than $10,000,000 (the “Next Equity Financing”). Upon such conversion, the conversion price will be equal to 80% of the lowest per-share purchase price paid by investors in the Next Equity Financing. If the Note is not converted prior to the eighteen-month anniversary of its issuance (the “Maturity Date”), the Holder may elect to convert the Note into Class A ordinary shares of the Company based on the average closing price of the shares for the ten trading days immediately preceding the Maturity Date.

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

The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including the size and nature of the patient population, the patient eligibility criteria defined in the protocol, including any diagnostic or genetic testing required, the size of the study population required for analysis of the trial’s primary endpoints, the proximity of patients to trial sites and our ability to obtain and maintain patient consents. For example, in July 2024, we announced a focus for future vebreltinib clinical development on NSCLC patients with Met amplification, which is confirmed by a genetic test which is not part of the standard genetic testing done for this patient population. As of March 31, 2026, in part due to the requirements for non-standard testing, we have enrolled only six patients in this cohort in the last nine months.

These enrollment challenges, combined with a broader review of our clinical data and regulatory feedback, led our Board of Directors to determine in May 2025 that the current data package was insufficient to support a New Drug Application (NDA) for the treatment of NSCLC with MET exon 14 skipping. Consequently, we have indefinitely deferred the U.S. NDA filing for vebreltinib and implemented a strategic pivot to narrow our development focus.

Our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment and the resulting deferral of regulatory submissions may result in increased costs or may affect the timing or outcome of the planned clinical trials. This deferral not only delays potential revenue generation but also increases the risk of asset impairment. Any failure to eventually obtain regulatory approval for vebreltinib in the U.S. or other major markets will materially and adversely affect our business, financial condition, results of operations and prospects.

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

As product candidates progress from preclinical studies to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, materials and processes, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent purity, identity, bioavailability, potency, quality and results. Such changes and/or variabilities over time and those between manufacturers carry the risk that they will not achieve these intended objectives. Any of the changes and variabilities in manufacturing of our product candidates, either by our contract providers or by our partners/collaborators, could cause our product candidates to perform differently than expected and could affect planned or other clinical trials conducted with product candidates produced using the various manufacturing methods, materials, and processes. This could delay completion of requisite clinical trials for NDA and/or commercialization, and could require additional chemistry, manufacturing, and controls (CMC), non-clinical or clinical studies, which could increase costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved.

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

We are highly dependent on our new management team and their experience with our business and operations. In August and September 2025, we experienced a complete transition of our executive leadership and Board of Directors, including the termination of our former Chief Executive Officer and Chief Financial Officer, and the appointment of a new Chairman and Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. We also transitioned significant operational functions to Taiwan while reducing our headcount in China. Such a sweeping restructuring involves significant operational transition risks. If our new management team cannot effectively integrate and execute our clinical and corporate strategies, or if we fail to retain these key personnel, the achievement of our R&D and commercialization objectives could be severely impeded. We currently do not have “key-man” insurance for any of our executive officers or other key personnel. The loss of the services of any of these persons could impede the achievement of our R&D and commercialization objectives.

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

In September 2025, following the closing of a private placement financing, the Company appointed a new board of directors, who subsequently appointed a new management team. Following these leadership changes, re reversed prior wind-up plans and continued our operations. As of December 31, 2025, the Company had 14 full-time employees. We may experience further changes in the number of our employees and consultants and the scope of our operations in the future, particularly in the areas of finance, clinical development and regulatory affairs. To manage our operations in the future, we must continue to implement and improve our managerial, operational and financial systems, and continue to retain qualified personnel. As we have limited financial resources, we may not be able to effectively manage our operations or retain qualified personnel, which may lead to significant costs and may divert our management and business development resources. Any inability to manage our operations could delay the execution of our business plans, and have a material adverse effect on our business. In addition, our future financial performance will depend, in part, on our ability to effectively manage our operations, and our management may also have to divert a disproportionate amount of its attention away from such operating activities.

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

From time to time, we may be involved in claims, disputes and legal proceedings in our ordinary course of business. These may concern issues relating to, among others, product liability, employment or labor disputes, breach of contract, infringement, misappropriation, violation or ownership of intellectual property rights and environmental matters. Any claims, disputes or legal proceedings initiated by us or brought against us, with or without merit, may result in substantial costs and diversion of resources, and could materially harm our reputation. Furthermore, claims, disputes or legal proceedings against us may be due to defective supplies sold to us by our suppliers, who may not be able to indemnify us in a timely manner, or at all, for any costs that we incur as a result of such claims, disputes and legal proceedings. For example, as further described in Item 8.A. under “Financial Information—Legal and Arbitration Proceedings,” we recently entered into a definitive settlement agreement regarding a Writ and Statement of Claim issued in the Grand Court of the Cayman Islands by two minority investors (the TWVC Entities), which requires us to pay a total of $5.0 million in settlement installments plus approximately $0.9 million in legal fees over 24 months, materially impacting our cash flow. Additionally, we are currently engaged in active litigation with Medpace, Inc., a clinical research organization, which sued us for allegedly unpaid service fees. We have filed an Amended Counterclaim seeking in excess of $2.0 million for Medpace’s misappropriation of pre-funded expenses and overcharges. Any unfavorable outcome in this or other litigations could severely harm our financial condition.

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

We currently use third party contract manufacturing organizations (“CMOs”), including single source suppliers, for our manufacturing process and/or for the clinical supply of our product candidates. We do not own manufacturing facilities for producing any clinical trial product supplies. We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, National Medical Products Administration of China (“NMPA”) or other comparable regulatory authorities must evaluate and/or approve any manufacturers as part of their regulatory oversight of our product candidates. This evaluation would require new testing and current good manufacturing practices (cGMP)-compliance inspections by the FDA, NMPA or other comparable regulatory authorities.

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

Furthermore, we have limited control over our third-party manufacturers’ production process, and the risks of product candidates or approved drugs not being produced in the necessary volumes or at the appropriate quality levels are higher than if we manufacture in-house. In particular, manufacturers are subject to ongoing periodic inspection by the FDA and to ensure strict compliance with cGMP and other government regulations and by other comparable regulatory authorities for corresponding non-United States requirements. If the FDA or a comparable foreign regulatory authority determines that our CMOs are not in compliance with FDA laws and regulations, including those governing cGMPs, the FDA may not approve an New Drug Application (“NDA”) or Biologics License Application (“BLA”) until the deficiencies are corrected or we replace the manufacturer in our application with a manufacturer that is in compliance. We do not have immediate control over third-party manufacturers’ compliance with manufacturing regulations and requirements and the manufacturers may fail to maintain the necessary licenses, permits and certificates to carry out the manufacture of our product candidates or approved drugs, breach their obligations to produce our product candidates or approved drugs on a timely basis, otherwise cease to conduct contract manufacturing business or fail to abide by our quality control requirements.

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

For example, we recently entered into a collaboration agreement with LaunXP, as described in Item 4.B. “Business Overview—Licensing and Collaboration Arrangements—LaunXP.” If LaunXP fails to comply with applicable GLPs and GCPs as described above, any clinical data generated through LaunXP’s clinical trials may have limited utility outside of Asia and make it more difficult and expensive to obtain regulatory approval in the United States or elsewhere. If LaunXP is not successful in developing additional clinical data demonstrating the benefit of the combination of vebreltinib with an EGFR inhibitor, the development of vebreltinib may be delayed. In addition, if LaunXP does not complete its upfront payment to us, or achieve future milestones which would result in additional payments to us, we would not receive the benefit of such payments, and our business would be harmed.

Specifically, we are currently involved in active litigation with Medpace, Inc. (“Medpace”), a contract research organization (CRO) we previously engaged for certain clinical trials. In May 2025, Medpace initiated legal action against the Company alleging breach of contract and seeking payment of allegedly unpaid service fees, exclusive of interest and costs. We have formally denied these allegations and filed an Amended Counterclaim against Medpace. In our Amended Counterclaim, we assert that Medpace committed material breaches of contract and we are seeking a declaratory judgment. We are seeking compensatory damages in excess of $2.0 million, representing the recovery of pre-funded expenses unlawfully retained by Medpace, pass-through costs overpaid by the Company, and service fees overcharged due to Medpace’s deficient performance. An unfavorable judgment requiring us to pay the amounts claimed by Medpace, or our inability to recover damages under our Counterclaim, could adversely affect our financial condition.

In addition, we recently changed the primary CRO responsible for the vebreltinib SPARTA clinical trial. This change was necessitated in part by the aforementioned disputes and performance failures by Medpace. Switching or adding additional CROs may involve additional cost and delays (including identifying and training suitable additional/replacement clinical investigators and obtaining required IRB approval for any additional/new clinical trial site), which can materially influence our ability to meet our desired clinical development timelines. There can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Certain third parties may contend that we need to license from them certain intellectual property rights before we launch. For example, we are aware of a family of third-party issued patents in the United States and Europe claiming genus compounds that may be relevant to the structure of vebreltinib (the “Structure Patents”). If we commercialize vebreltinib prior to the expiration of the Structure Patents, and we are not able to obtain a license on commercially acceptable terms, we face the risk that the third party may initiate legal proceedings against us. While the outcomes of such legal proceedings are uncertain, if the court’s judgment is in favor of the third party, we may be subject to remedies or injunctive relief, which could delay our commercial launch until the expiry of the Structure Patents. If we experience significant delays in commercializing vebreltinib, if approved, our business could be materially harmed.

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

We conduct clinical trials outside the United States, including in China, Australia and Europe, and we may choose to conduct future clinical trials outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, European Medicines Agency (“EMA”), or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless the data are applicable to the United States population and United States medical practice, and the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Foreign data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA must be able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have comparable approval requirements, including appropriate examination of the product in the country-specific population. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, EMA, or any applicable foreign regulatory authority does not accept such data, it may result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

There is a substantial amount of litigation and other claims and proceedings involving patent and other intellectual property rights in the biopharmaceutical and pharmaceutical industries generally. As the biopharmaceutical and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. As such, our commercial success depends in part on our and our collaborators’ avoiding infringement, misappropriation, and other violations of the patent and other intellectual property rights of third parties. We are aware of numerous issued patents and pending patent applications belonging to third parties that exist in fields in which we are developing our product candidates. In particular, we are aware of the Structure Patents which will expire in December 2026 and may be alleged to cover the structure of vebreltinib. Because we have deferred our U.S. NDA filing for vebreltinib and do not currently anticipate commercializing the product prior to the expiration of these patents, we do not expect the Structure Patents to present a material barrier to our commercialization efforts. However, in the unlikely event that we were to commercialize vebreltinib prior to the expiration of the Structure Patents, the third party may contend that we need to obtain a license before the commercialization of vebreltinib in relevant jurisdictions and to pay license fees. However, we cannot assure you that we will be able to obtain the license on commercially acceptable terms, and if we fail to do so, we face the risk that the third party may initiate legal proceedings against us, which could delay our commercial launch until the Structure Patents expire. Even if we were able to obtain a license, the substantial licensing and royalty fees may have a material impact on our financial performance. We are also aware of the third-party issued patent in the United States claiming the use of a particular c-Met antagonist for treating lung tumors, which we refer to as the General Method Patent (the “General Method Patent”), which will expire in 2026 and may potentially cover the use of vebreltinib in certain indications. As advised by our legal adviser, the relevant claims of the General Method Patent would either not cover vebreltinib or, if broadly interpreted to cover vebreltinib, might be held invalid as claims are overly broad. However, there is no assurance that a court or an administrative agency would agree with our assessment.

If third parties, including the ones above, bring claims against us for infringement, misappropriation or other violations of their intellectual property rights, we may be subject to injunctive or other equitable relief, which could prevent us from developing and commercializing vebreltinib. In the event of a successful claim against us of infringement, misappropriation or other violation of intellectual property rights, or a settlement by us of any such claims, we may have to pay substantial damages, including treble damages and attorneys’ fees in the case of willful infringement, pay royalties and other payments or redesign our infringing product candidate, which may be impossible or require substantial time and cost. In addition, regardless of whether such claims against us are unsuccessful, defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of an adverse result in any such litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidate. Any such license might not be available on reasonable terms or at all. If we cannot reach agreement with such third parties before any potential commercialization, we may need to delay the commercialization of vebreltinib until the expiration of the relevant intellectual property rights. Even if we were able to obtain a license, the substantial licensing and royalty fees may have material impact on our financial performance.

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

Investors should consult their own tax advisors regarding the potential application of Section 7874 of the Code to us and their investment.

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

Although we successfully appealed a recent delisting determination and regained compliance with Nasdaq listing standards in October 2025, our securities may be subject to future delisting threats if we fail to maintain continuous operational metrics or meet minimum continued listing requirements.

On September 18, 2025, we received a formal notification letter from the Listing Qualifications Staff of The Nasdaq Stock Market indicating their determination to delist our securities under Nasdaq Listing Rule 5101. The Staff’s determination was predicated on their belief that the Company had become a “public shell” devoid of an operating business. This assessment cited our previous August 2025 announcements regarding the termination of personnel and a potential business wind-up. We strongly disputed this characterization and subsequently filed a formal appeal, which stayed the suspension of trading.

Following the successful closing of our 2025 PIPE financing and the rapid installation of our new leadership team, we provided Nasdaq with substantial evidence of our operational continuity. Consequently, on October 14, 2025, Nasdaq formally notified us that the Staff had evaluated our updated operational status and determined that based on the information provided, the Company is in compliance with all applicable continued listing requirements. As a result, the scheduled appeal hearing was cancelled, and our securities have uninterruptedly remained listed on The Nasdaq Stock Market.

However, there can be no absolute assurance that we will be able to consistently maintain compliance with all ongoing Nasdaq listing metrics. Any future disruptions to our clinical or business operations, or failure to meet minimum continued listing requirements, could result in renewed delisting proceedings.

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

Factors affecting the trading price of our securities may include:

•
actual or anticipated fluctuations in our annual or semi-annual financial results or the financial results of companies perceived to be similar to us;
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

We in the past had identified a material weakness in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. If we are unable to remediate an identified material weakness, we may not be able to accurately or timely report our financial condition or results of operations. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.

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

During the preparation of our financial statements at and as of December 31, 2023, we identified a material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB. During 2024, we remediated the material weakness and took additional steps to further improve our internal control environment. As of December 31, 2025, management completed its year-end assessment of our internal controls over financial reporting and did not identify any material weaknesses. Our continued failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements in the future, which could require us to restate our financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our Class A Ordinary Shares.

We cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in the implementation of new or improved controls, could result in additional material weaknesses, cause us to fail to meet periodic reporting obligations or result in material misstatements in the financial statements. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of internal control over financial reporting. We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management in this Annual Report on, among other things, the effectiveness of our internal control over financial reporting as of the end of the covered fiscal year. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that we may not be able to detect or that management’s assessment of internal control over financial reporting might not be able to identify through its processes, which could delay our identification and remediation of any additional material weaknesses in the future.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring significant shareholders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We are a holding company incorporated under the laws of the Cayman Islands, and a substantial portion of our assets are outside of the United States. In addition, most of our officers and directors live outside of the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and independent auditors.

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

Provisions in our sixth amended and restated memorandum and articles of association (the “MAA”) may have the effect of increasing costs to investors to bring lawsuits or discouraging lawsuits against our directors and officers.

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

The exercise price for the Warrants, other than the Penny Warrants, is $11.50 per Warrant, which upon exercise converts to 0.01 share of the Company’s Class A Ordinary Shares. We believe the likelihood that Warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares, the closing price for which was $15.85 per share on March 31, 2026. Notably, the exercise price of the Penny Warrants ($0.01 per 0.01 share) is significantly lower than the current trading price of our Class A Ordinary Shares (as discussed below), whereas the exercise price of the Public Warrants and Private Warrants (each at $11.50 per 0.01 share) is significantly higher on a per-share basis than the current trading price of our Class A Ordinary Shares. If the trading price of our Class A Ordinary Shares continues to be less than $1,150 per share, we believe holders of Warrants will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money prior to their expiration, and as such, the Warrants may expire worthless and we may receive no proceeds from the exercise of the Warrants. Therefore, we do not expect to receive cash proceeds from any such exercise so long as the Warrants remain out of the money.

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

Mr. Hung-Wen (Howard) Chen, our Chief Executive Officer and the Chairman of our Board of Directors, will exert significant influence on our business and operations and may have a conflict of interest with our other shareholders.

Mr. Hung-Wen (Howard) Chen, in addition to being our Chief Executive Officer and Chairman of our Board of Directors, controls approximately 41%, of the voting power of our issued and outstanding Class A Ordinary Shares, as of April 22, 2026. As such, Mr. Chen will be able to exercise substantial influence over our business and operations. He may also have a conflict of interest with our other shareholders. Where such a conflict exists, our other shareholders will be dependent upon Mr. Chen and other directors exercising, in a manner fair to all of our shareholders, their fiduciary duties. Also, Mr. Chen will have the ability to exert significant influence over the outcome of most corporate actions requiring shareholder approval, including the sale of all or substantially all of our assets and amendments to our Memorandum and Articles of Association. Moreover, such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which may, in turn, have an adverse effect on the market price of our shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their shares.

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

Active Development Programs: Tumor Inhibitors

Our tumor inhibitor product candidates consist of two small molecule inhibitors against different uncontrolled growth signaling pathways in cancer cells: vebreltinib and APL-102. We are developing therapies that may target alternative pathways to overcome cancer treatment resistance, including chemo-resistance and targeted therapy resistance.

Vebreltinib (APL-101). Our most advanced product candidate is vebreltinib, a potent, oral active, highly selective c-Met inhibitor. Cancer cells often use c-Met activation to escape therapies targeting other signaling pathways. Capmatinib and tepotinib, two c-Met inhibitors, were approved by the FDA for the treatment of metastatic NSCLC with Met Exon 14 skipping in 2020 and 2021 under accelerated approval, respectively, followed by traditional approvals in 2022 and 2024, rendering Met Exon 14 skipping a clinically validated target. Avistone, our partner in China, received conditional approval from the NMPA for vebreltinib in November 2023 for the same indication. In addition, in April 2024, Avistone received conditional approval from the NMPA for vebreltinib for the treatment of gliomas with a PTPRZ1-MET fusion (ZM fusion) gene after failure of previous treatments; in June 2025, Avistone received approval from the NMPA for vebreltinib for the treatment of MET-amplified NSCLC. We believe that the potential of vebreltinib in cancers with genetic mutations, amplification or fusion of the c-Met gene presents a significant opportunity for us. We are investigating vebreltinib in clinical trials as a single agent for the potential treatment of NSCLC and other advanced tumors with c-Met alterations, and also as a combination therapy with epidermal growth factor receptor (“EGFR”) inhibitors. We have obtained orphan drug designation for vebreltinib for the “treatment of non-small cell lung cancer with MET genomic tumor aberrations,” which includes Met Exon 14 skipping and c-Met amplification. Our primary focus for the future development of vebreltinib will be for the treatment of NSCLC with c-Met Amplification. We intend to continue to explore the opportunity for combining vebreltinib with other approved drugs or product candidates.

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

APL-501. APL-501 is an anti-PD-1 antibody product candidate. Data from a Phase 1 study in advanced or relapsed/refractory solid tumors in Australia are currently being analyzed.

APL-502. APL-502 is an anti-PD-L1 antibody product candidate and is being developed by Chia Tai Tian Qing (“CTTQ”), our partner in China. APL-502 (also known as TQB-2450) has been approved by China’s NMPA for three distinct indications: extensive-stage small cell lung cancer, recurrent/metastatic endometrial cancer, and late-stage unresectable or metastatic renal cell carcinoma. Ongoing clinical trials include the following tumor types: NSCLC, esophageal cancer, ovarian cancer, hepatocellular carcinoma, cholangiocarcinoma, primary mediastinal large B cell lymphoma, and alveolar soft part sarcoma.

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

Tumor Inhibitors

Immuno-oncology Drugs

P = Principal / Property
NSCLC = Non-Small Cell Lung Cancer
GBM = Glioblastoma Multiforme

★ Co-program

Active Development Programs: Tumor Inhibitors

Drug Candidate	Target	Category	IP Rights	Mono / Combo	Indications	Status (Discovery / Preclinical / IND / Phase 1 / Phase 2 / Phase 3 / NDA)
APL-101 ★ Vebreltinib	c-Met	Small molecule	Global	Mono	Met Exon 14 NSCLC	Approved in China Global Phase 2 SPARTA
					Met amplified NSCLC	Approved in China Global Phase 2 SPARTA
					Met fusion GBM	Approved in China Global Phase 2 SPARTA

Other Development Programs: Immuno-Oncology Drugs

APL-501	PD-1	Biologic	Global	Mono	Solid tumors	Phase 1 Dose Escalation Study
APL-502	PD-L1	Biologic	Global	Mono	Multiple tumor types	Approved in China Ex-China in Development

apollomics
1

Key highlights of clinical trials conducted by third parties on our product candidates include:

•
Avistone has conducted clinical trials for vebreltinib in China through the completion of Phase 2 in NSCLC with c-Met alterations, and has completed a randomized Phase 2/3 trial in GBM patients with PTPRZ1 c-Met fusion; those are approved in China
•
Genor has conducted clinical trials for APL-501 in China through Phase 3; and
•
CTTQ has conducted clinical trials for APL-502 in China into Phase 3 and approved in China.

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

Our Key Competitive Strengths

We believe the following capabilities and competitive strengths will enable us to achieve our business strategy:

•
Science-driven approach powering a pipeline of next-generation therapies for patients globally. Building on the discovery and early-stage preclinical development work conducted on vebreltinib, we have undertaken the core preclinical and clinical development strategy, design, invention and chemistry, manufacturing and controls (“CMC”) management of our product candidates, while outsourcing the execution of preclinical studies, clinical trials and manufacturing to contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”) that are managed by us. Leveraging our external resources, we have adopted a biomarker-driven diagnostic approach for patient screening to identify patients with specific biomarkers who could potentially be responsive to a study drug that can potentially benefit from our programs. Since our inception, we have assembled an experienced management team and have recruited industry talents with track records of success. Recently, in the third quarter of 2025, we further strengthened our leadership by appointing a new executive management team with extensive expertise in corporate restructuring, global clinical operations, and capital markets. Our R&D team has experience in chemistry, pharmaceutics, pharmacology, toxicology, cancer biology and CMC. We have experienced clinical development personnel with expertise in the United States, China, the European Union, and elsewhere around the world.
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

Vebreltinib is a selective and potent inhibitor of the c-Met receptor kinase, which is overexpressed and/or mutated in several tumor types. Vebreltinib has demonstrated preclinical tumor inhibitory effect in a variety of human primary c-Met amplified gastric, hepatic, pancreatic and lung cancer xenograft models. Vebreltinib is an oral agent being evaluated in two ongoing Phase 2 multi-cohort pivotal studies (SPARTA, being conducted by Apollomics, and KUNPENG, being conducted by Avistone) primarily for evaluation of these indications: (i) NSCLC with Met Exon 14 skipping, (ii) NSCLC with c-Met amplification and (iii) other solid tumors with c-Met alterations, such as c-Met fusion or c-Met amplifications. We are actively enrolling new patients only for NSCLC with c-Met amplification, and continue to follow previously-enrolled patients in other SPARTA cohorts. Vebreltinib has also been evaluated in a randomized Phase 2/3 study in subjects with r/r glioblastoma multiforme (“GBM”) with PTRPZ1-MET fusions in China, which was reported to show a 48% reduction in the risk of death in vebreltinib treated patients relative to those on active comparator arm. Met Exon

14 skipping occurs in 3% to 4% of NSCLC, and has been reported to be associated with worse outcomes than in NSCLC without this c-Met alteration. National Comprehensive Cancer Network (“NCCN”) currently recommends c-Met inhibitor TKI monotherapy as first line treatment of choice for NSCLC with Met Exon 14 skipping. Vebreltinib is also being evaluated in an investigator-initiated Phase 1 study in combination with osimertinib in NSCLC subjects with EGFR mutations.

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

The finding that cancer cells often use c-Met activation to escape therapies targeting other pathways strengthens the rationale for c-Met-targeted therapeutics. In addition to the primary tumors with c-Met alterations that is associated with treatment resistance and worse treatment outcomes than those without c-Met alterations, c-Met amplification may also develop as part of treatment resistance following targeted TKI treatments against EGFR, ALK, and reactive oxygen species (ROS).

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

In late August 2025, due to severe cash constraints, the Company’s former management announced the expected discontinuation of all activities related to the SPARTA clinical trial. However, following the successful closing of a $4.1 million PIPE financing on September 3, 2025, and the appointment of a new Board of Directors and executive management team, the Company officially reversed its wind-down plans. The Company has secured its ongoing operations and is currently continuing the global Phase 2 trial of APL-101 (vebreltinib).

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

Cohort C-2 EGFR mutated NSCLC with acquired MET amplification (add APLL-101 to EGFR inhibitor) (N up to 46)

Cohort D Basket of tumor types except primary CNS tumors, harboring MET gene fusions (MET inhibitor naïve) (Stage 1=10, Stage 2 up to 36)

Cohort E Primary CNS tumors with MET alterations (MET inhibitor naïve) (Stage 1=14, Stage 2 up to 26)

Cohort F Basket of tumor types with over expression of HGF & Over-expression of MET; MET WT (Stage 1=10, Stage 2 up to 30)

Apollomics is currently conducting the ongoing Phase 2 portion of the global SPARTA study at approximately 25 study sites in over 10 countries in North America, Europe and Asia-Pacific. Approximately 15 patients continue to receive vebreltinib. As of the date of this Annual Report, over 282 subjects have enrolled in the SPARTA study, including subjects with NSCLC with Met Exon 14 skipping or with MET amplification, brain tumors with PTPRZ1-MET fusion, and subjects with other solid tumors with MET alterations like MET amplification or MET fusion.

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

Vebreltinib Development and Regulatory Status in China

Our partner, Avistone (which wholly owns Beijing Pearl) conducts all vebreltinib development, regulatory, manufacturing, and commercialization activities in China. Vebreltinib was conditionally approved by the China NMPA in November 2023 for the treatment of locally advanced or metastatic NSCLC with Met Exon 14 skipping mutation, and Avistone has launched commercial sales. In 2023, Avistone submitted a supplemental NDA (“sNDA”) for the treatment of PTPRZ1-MET fusion-positive secondary glioblastoma, which was approved by the China NMPA in April 2024. In June 2025, Avistone received approval from the NMPA for vebreltinib for the treatment of MET-amplified NSCLC.

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

In July 2024, we announced that SPARTA enrollment will focus only on NSCLC patients with MET amplification, to be confirmed by central FISH testing.We are actively reviewing the data from previously and newly enrolled participants to determine the next development steps.

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

Avistone reported a 48% reduction of death in this study and submitted a supplemental NDA (“sNDA”) for use of vebreltinib in GBM with PTPRZ1-MET fusion, which was approved in May 2024 by China NMPA. In our February 2024 meeting with the FDA, for GBM with PTPRZ1-Met fusion, the FDA acknowledged PTPRZ1-MET fusion-positive high-grade glioma is a serious illness with an unmet medical need where effective agents that prolong OS in the context of an adequately powered randomized trial could be considered for traditional approval. However, additional epidemiologic information on high grade glioma with PTPRZ1-MET fusion and more detailed information on the Phase 2/3 study completed by Avistone are needed to be provided to the FDA to determine if this study, supported by data from the SPARTA study, could be sufficient to support a marketing authorization for this indication in the United States, or if additional clinical trial data would be required. In 2026, we intend to discuss with EMA the approvability of vebreltinib in this indication.

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

Safety Profile of Vebreltinib

The safety profile of vebreltinib is supported by a database of over 500 patients dosed with vebreltinib over multiple clinical trials and is consistent with previously reported data for small molecule c-Met inhibitors in the intended patient population. Vebreltinib is well tolerated in this patient population. The incidence of treatment-related TEAEs based on the data from SPARTA-II and KUNPENG that was presented at the ESMO meeting September 2024 was generally similar between two studies; treatment-related TEAEs of grade 3 or higher were reported in 48.1% of patients, with the most common being edema (16.7%) and ALT increase and lipase increased (5.6%each). Treatment-related TEAEs of grade 3 or higher led to 11.1% of patients with dose reduction, 32.4% with dose interruption and 7.4% with drug discontinuation. A total of 4(3.7%) deaths led by TEAEs were reported: 1(1.8%) death in SPARTA and 3(5.8%) in KUNPENG.

Treatment-Related Adverse Events Reported in >10% NSCLC with MET Ex14

Preferred Term	All Grades n (%)	Grade ≥ 3 n (%)	All Grades n (%)	Grade ≥ 3 n (%)	All Grades n (%)	Grade ≥ 3 n (%)
Edema[1]	45 (80.4)	10 (17.9)	43 (82.7)	8 (15.4)	88 (81.5)	18 (16.7)
Hypoalbuminemia	10 (17.9)	1 (1.8)	14 (26.9)	0	24 (22.2)	1 (0.9)
ALT increased	11 (19.6)	2 (3.6)	12 (23.1)	4 (7.7)	23 (21.3)	6 (5.6)
Anemia	5 (8.9)	2 (3.6)	17 (32.7)	1 (1.9)	22 (20.4)	3 (2.8)
Fatigue[2]	12 (21.4)	1 (1.8)	8 (15.4)	0	20 (18.5)	1 (0.9)
Electrocardiogram QT prolonged	1 (1.8)	0	18 (34.6)	2 (3.8)	19 (17.6)	2 (1.9)
Blood creatinine increased	3 (5.4)	0	15 (28.8)	1 (1.9)	18 (16.7)	1 (0.9)
Hypoproteinemia	3 (5.4)	0	14 (26.9)	1 (1.9)	17 (15.7)	1 (0.9)
Nausea	10 (17.9)	0	7 (13.5)	0	17 (15.7)	0
Pruritus	5 (8.9)	0	12 (23.1)	0	17 (15.7)	0
AST increased	8 (14.3)	1 (1.8)	8 (15.4)	3 (5.8)	16 (14.8)	4 (3.7)
Lipase increased	4 (7.1)	3 (5.4)	12 (23.1)	3 (5.8)	16 (14.8)	6 (5.6)
Amylase increased	5 (8.9)	0	9 (17.3)	1 (1.9)	14 (13.0)	1 (0.9)
Weight increased	0	0	13 (25.0)	1 (1.9)	13 (12.0)	1 (0.9)
Platelet count decreased	2 (3.6)	1 (1.8)	10 (19.2)	2 (3.8)	12 (11.1)	3 (2.8)
Rash[3]	7 (12.5)	0	5 (9.6)	0	12 (11.1)	0
Vomiting[4]	6 (10.7)	0	6 (11.5)	0	12 (11.1)	0
Hypocalcemia	1 (1.8)	0	10 (19.2)	0	11 (10.2)	0
Hypokalemia	1 (1.8)	0	10 (19.2)	3 (5.8)	11 (10.2)	3 (2.8)

[1] Edema includes edema, edema genital, edema peripheral, oedema peripheral, eyelid edema, face edema, generalized edema, localized edema, penile edema, peripheral swelling, scrotal edema, swelling;

[2] Fatigue includes asthenia, fatigue;

[3] Rash includes skin disorder, dermatitis, dermatitis acneiform, dermatitis bullous, drug eruption, eczema, erythema, erythema multiforme, purpura, rash, rash erythematous, rash m

[4] Vomiting includes retching, vomiting.

Market Opportunity and Competition

NSCLC. According to the China Insights Consultancy (“CIC”) Report, global (excluding China) incidence of NSCLC was 1.0 million cases in 2019 and is expected to increase to 1.3 million by 2030. In the United States, the incidence of NSCLC was approximately 178,300 cases in 2019 and is expected to reach approximately 221,200 in 2030. In the United States, the incidence of NSCLC with Met Exon 14 skipping mutation was approximately 5,700 cases in 2019 and is expected to reach approximately 7,100 in 2030. The combination therapy of c-Met inhibitors and MEK inhibitors or immune checkpoint inhibitors has the potential to exert synergistic effects in NSCLC patients. In addition, since c-Met amplification accounts for approximately 20% of the acquired resistance to EGFR-TKIs in NSCLC patients with EGFR mutation, c-Met inhibitors have the potential to overcome such resistance in these patients. According to the CIC Report, the global (excluding China) market size of single-targeted c-Met inhibitors for the treatment of NSCLC is expected to grow to $1.5 billion in 2025 and further to $3.1 billion by 2030, representing a compound annual growth rate (“CAGR”) of 14.8% from 2025. In the United States, the market size is projected to grow to $584.3 million in 2025 and further to $1.2 billion in 2030, representing a CAGR of 15.3% from 2025, according to the CIC Report.

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

APL-501 (Anti-PD-1 Antibody)

APL-501 is an investigational, humanized, IgG4 monoclonal antibody that selectively binds to PD-1 on T lymphocytes and other immune cells. APL-501 was internally discovered at Crown Bioscience, the former parent company of Apollomics. After we out-licensed the Chinese rights on APL-501 to Genor, Genor has been developing APL-501 (also known as GB226) for the potential treatment of multiple tumor types in China. Genor announced in June 2023 that the Biologics License Application (“BLA”) approval for PTCL in China was not granted by the NMPA. We retain the global rights to APL-501 outside of China. We have completed a Phase 1 study in select advanced or r/r solid tumors in Australia and are currently analyzing the clinical data.

APL-502 (anti-PD-Ll antibody)

APL-502 is a novel IgG1 humanized monoclonal antibody against PD-L1. APL-502 was discovered at Crown Bioscience, the former parent company of Apollomics. The China rights of APL-502 was out-licensed to our partner, Chia Tai-Tianqing Pharmaceutical Holdings Co., Ltd. (“CTTQ”), while we retain the global (ex-China) rights to APL-502. CTTQ is pursuing the development of APL-502, also known as TQB-2450, in China for the potential treatment of multiple cancer types. APL-502 has been approved by China’s NMPA for three distinct indications: extensive-stage small cell lung cancer, recurrent/metastatic endometrial cancer, and late-stage unresectable or metastatic renal cell carcinoma. Ongoing clinical trials include the following tumor types: NSCLC, esophageal cancer, ovarian cancer, hepatocellular carcinoma, cholangiocarcinoma, primary mediastinal large B cell lymphoma, and alveolar soft part sarcoma.

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

Uproleselan was evaluated in a GlycoMimetics-sponsored Phase 3 global trial in r/r AML, which did not achieve its primary endpoint of a statistically significant improvement in overall survival. As a result of these negative Phase 3 results from GlycoMimetics, we determined the recoverable amount was lower than the carrying value of the intangible asset and recorded an impairment loss of $10.0 million to write down the full value of our intangible asset for this program. We have also evaluated uproleselan in a Phase 3 bridging clinical trial in r/r AML in China, which did not demonstrate favorable benefit for uproleselan. The NCI has also conducted a Phase 2/3 study to evaluate uproleselan in combination with chemotherapy vs. chemotherapy alone for first line treatment of AML in older adults in the United States, which did not achieve its Phase 2 primary endpoint of a statistically significant improvement in EFS. Due to these clinical results, in February 2025, we notified GlycoMimetics of the termination of the GlycoMimetics Agreement, which became effective in May 2025.

APL-810 (G17-Targeted ACCI)

APL-810, also known as TYG100, is a novel, rationally designed, ACCI recombinant vaccine that was derived from the S-TIRTM technology platform and targets the gastrin immunogen. We in-licensed APL-810 from TYG and Nuance for development and commercialization in Greater China, Taiwan, and South Africa, and in the United States. In November 2024, as part of pipeline prioritization, we notified TYG of the termination of the license for APL-810, which became effective in January 2025.

APL-122 (ErbB1/2/4 Inhibitor)

APL-122, also known as EO1001, is a novel, oral, brain-penetrating, irreversible pan-ErbB inhibitor targeting EGFR (ErbB1), HER2 (ErbB2) and HER4 (ErbB4). We had previously in-licensed from Edison Oncology Holding Corporation (“Edison”) exclusive rights to APL-122 outside China, Hong Kong and Taiwan in January 2021.On December 11, 2025, we issued a formal notice of termination to Edison regarding the Development and License Agreement for APL-122, citing Edison’s failure to meet certain material performance and reporting obligations under the agreement, including systematic failure to provide clinical reports and failure to provide contractually mandated data access. The termination was effective immediately. We dispute any outstanding payment obligations claimed by Edison based on Edison’s non-performance, and we intend to vigorously defend our position and reserve all rights and remedies available under the agreement and applicable law.

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

Genor has been merged with Edding Group Company Limited and rebranded as Edding Genor Group Holdings Limited.

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

LaunXP

On March 31, 2025, we announced an agreement with LaunXP International, an affiliate of LaunXP Biomedical Co., Ltd. (TWO: 6876) (“LaunXP”), for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) of vebreltinib, our proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of NSCLC. The EGFRi class of targeted kinase inhibitors is currently a foundational targeted therapy for the treatment of NSCLC and other tumor types. Under the terms of the agreement, we are entitled to receive upfront payments totaling $10 million. Although there were initial delays in receiving the full $10.0 million upfront payment, which resulted in a notice of breach issued by the Company in July 2025, LaunXP subsequently made partial payments, bringing the total amount paid to $6.2 million as of December 31, 2025. Of the remaining $3.8 million, $2.3 million has been recorded as accounts receivable, while an additional $1.5 million has not yet been billed. LaunXP has proposed a revised payment schedule contingent upon the completion of its own capital raising exercise, which it anticipates concluding in Q2 2026. The agreement remains in full force and effect, and both parties continue to maintain active discussions to advance the ongoing collaboration. We are also eligible for regulatory and other pre-commercial milestones up to $50 million, and royalties on net product sales. LaunXP will be primarily responsible for the development of vebreltinib in combination with an EGFRi in the LaunXP territory for the treatment of NSCLC.

Edison (Terminated)

We previously entered into a license agreement with Edison on January 31, 2021, as amended on August 11, 2023, regarding the development and commercialization of APL-122. On December 11, 2025, the Company formally terminated the Edison Agreement due to Edison’s multiple, persistent, and material breaches of its core contractual obligations. The termination took immediate effect. We dispute any outstanding payment obligations claimed by Edison based on Edison’s non-performance, and we intend to vigorously defend our position and reserve all rights and remedies available under the agreement and applicable law. As a result of this termination, all rights previously licensed to us under the Edison Agreement have reverted or ceased.

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

In connection with the achievement of delineated regulatory milestones, Apollomics has agreed to make payments to RevMab totaling up to $6,000,000. We have paid $590,000 under the RevMab Agreement through 2025, including a $300,000 upfront payment, and incurred developmental expenses of nil in 2019, $140,000 in 2021, $150,000 in 2022 and nil in each of the years 2023 through 2025. Apollomics will also pay RevMab a royalty rate of 2% of net sales of mAb Products, subject to adjustment depending on the extent to which third party payments are required.

GlycoMimetics (Terminated)

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

The following table summarizes the details of the granted patents and the filed patent applications owned by us on vebreltinib, APL-501, and APL-502.

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

We are aware of numerous issued patents and pending patent applications belonging to third parties that exist in fields in which we are developing our product candidates. In particular:

The Structure Patents. A family of third-party issued patents in the United States and Europe claiming genus compounds that may be relevant to the structure of vebreltinib, which we refer to as the Structure Patents (the “Structure Patents”), will expire in December 2026. Because we have deferred our U.S. NDA filing for vebreltinib and do not currently anticipate commercializing the product prior to the expiration of these patents, we do not expect the Structure Patents to present a material barrier to our commercialization efforts. However, in the unlikely event that we were to commercialize vebreltinib prior to the expiration of the Structure Patents, the relevant third party may contend that we need to obtain a license before commercialization in relevant jurisdictions and to pay license fees. We cannot assure you that we will be able to obtain the license on commercially acceptable terms, and if we fail to do so, we face the risk that the third party may initiate legal proceedings against us. In the worst case scenario, i.e., we fail to reach an agreement with the third party and a court’s judgment is in favor of the third party, we may need to suspend or delay the commercialization of vebreltinib until the expiration of the Structure Patents.

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

To our knowledge, there are no claims already pursued by any third party for infringement of any of the Structure Patents or the General Method Patent in relation to the commercialization of other product(s) which is/ are similar to vebreltinib. In relation to the Structure Patents and the General Method Patent, we believe the following:

•
Despite the existence of the Structure Patents and the General Method Patent, we have not infringed the intellectual property rights of any third parties that may give rise to a claim of infringement of intellectual property rights by any third party for injunctive relief or actual damages because the jurisdictions where we are conducting clinical trials exempt clinical trials and other activities for obtaining regulatory approvals from patent infringements.
•
The underlying claims in relation to such potential licensing demands or allegations of infringement, if pursued, might not prevail if the validity or valid scope of the relevant patents is not acknowledged by the relevant court or administrative agency.
•
With respect to any issued patent in the United States or European Union, the term of which is extended to compensate for the patent term lost during the clinical trials and regulatory review, the rights derived from such patent during the extended period are only limited to the structure of an approved drug, its salts or other forms, and its approved indications. The patent term of a third-party issued patent in a jurisdiction may only be eligible for extension when the relevant drug is approved in such jurisdiction and such extended patent term can be used to block the entry of a generic version of the approved drug. Even if the patent term of any of the Structure Patents and the General Method Patent is extended, such extension would not affect our clinical development plan. On March 31, 2025, we entered into an agreement with LaunXP International Co., Ltd. and commercial launch of vebreltinib as vebreltinib is not a generic version of any approved drug and we do not anticipate that vebreltinib will be a generic version of any drug to be approved.
•
The existence of the Structure Patents, the General Method Patent, and the key patents of the approved c-Met inhibitors does not have any impact on the validity and enforceability of our issued patents in relation to vebreltinib because of the allowance of claims in our issued patents by the relevant patent offices. Please refer to the section headed Item 3.D. “Risk

Factors—Risks Related to Our Intellectual Property Rights—If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties or engaging in unfair competition, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our product candidates.” for a description of risks related to the development and commercialization of our product candidates.

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

Healthcare Reform

Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices. On September 9, 2021, the Biden administration published a wide-ranging list of policy proposals, most of which would need to be carried out by Congress, to reduce drug prices and drug payment. The U.S. Department of Health and Human Services (“HHS”) plan includes, among other reform measures, proposals to lower prescription drug prices, including by allowing Medicare to negotiate prices and disincentivizing price increases, and to support market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase price transparency. These initiatives culminated in the enactment of the IRA in August 2022, which allows HHS to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although this will only apply to high-expenditure single-source drugs that have been approved for at least seven years (11 years for biologics). The negotiated prices, which become effective in 2026, are capped at a statutory ceiling price that began in October 2023, and the IRA penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions have been taking effect progressively since 2023, although they may be subject to legal challenges.

Employees and Human Capital Resources

As of December 31, 2025, we had 14 full-time employees. Due to the highly technical requirements of our industry, our workforce comprises many high caliber scientists and experts with experience in the pharmaceutical and biotechnology industries. Most of our workforce is highly educated, with many employees holding advanced degrees. We have also engaged consultants to support our development and financial operations. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

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

Facilities

Our corporate headquarters are located in Foster City, California, where we lease an office with approximately 5,100 square feet pursuant to a lease agreement that is in effect until February 28, 2029. In China, we previously leased an office facility in Hangzhou; however, as part of our cost-reduction and operational restructuring initiatives in April 2025, we terminated this lease and transitioned to a flexible co-working space arrangement.

We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings arising in the ordinary course of our business.

For a discussion of our material pending legal proceedings, including our current litigation with Medpace, Inc., please see ‘Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings’.

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

2025 PIPE Financing

On September 2, 2025, the Company entered into subscription agreements (the “PIPE Subscription Agreements”) for a private placement (the “PIPE”) with certain accredited investors (each, a “Purchaser” and collectively, the “Purchasers”). The closing of the PIPE occurred on September 3, 2025 (the “Closing Date”).

Pursuant to the PIPE Subscription Agreements, the Purchasers purchased an aggregate of 1.04 million Class A ordinary shares, par value $0.01 per share, of the Company (the “PIPE Shares”), at a price per share of $3.9317 (the closing price on August 29, 2025), representing aggregate gross proceeds to the company of $4.1 million, prior to the payment of fees and expenses. Following the issuance of the PIPE Shares, Hung-Wen (Howard) Chen, who was appointed Chairman of the Company’s board of directors (“Board”) as described below, and his affiliates beneficially own approximately 41% of the outstanding Class A ordinary shares and Maxpro Investment Co., Ltd. and its affiliates beneficially own approximately 4.9% of the outstanding Class A ordinary shares.

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

Since our inception, we have incurred significant operating losses. For the years ended December 31, 2023, 2024 and 2025, our net loss was $172.6 million, $53.9 million and $10.9 million, respectively, and the fair value change of convertible preferred shares was $76.4 million, nil and nil, respectively, and an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $45.5 million, nil, and nil, respectively, leaving net loss from operations as $50.7 million, $53.9 million and $10.9 million, respectively, which resulted substantially from R&D expenses and administrative expenses.

For the years ended December 31, 2024 and 2025, we had an accumulated deficit of $700.8 million and $711.8 million, respectively. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future if and as we:

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

Based on our evaluation of conditions and events as of December 31, 2025, management has determined that substantial doubt exists about the Company’s ability to continue as a going concern. As of that date, we had cash and cash equivalents of $3.3 million, a history of recurring losses and negative shareholders’ equity, and limited liquidity relative to our operating requirements. Although we implemented cost-reduction initiatives beginning in early 2024 and continuing through 2025, and expect liquidity support from financing activities and strategic partnerships, even after factoring in the expected receipt of the $2.3 million outstanding receivable balance of the upfront payment from LaunXP in Q2 2026, our existing cash resources are not sufficient to meet our obligations as they come due within the assessment period through April 30, 2027. Subsequent to year-end, our liquidity was further supported by a $2.0 million unsecured bridge loan provided by our Chairman and CEO, Mr. Hung-Wen (Howard) Chen, on March 30, 2026. Management’s plans to address this shortfall include raising additional capital through equity or debt financing and generating cash inflows from strategic partnerships; however, these plans are not contractually committed, are subject to external factors and there can be no assurance that such capital will be available on acceptable terms, or at all. These conditions indicate the existence of material uncertainties that may cast substantial doubt on the Company’s ability to continue as a going concern.

Notwithstanding these material uncertainties, the accompanying financial statements have been prepared on a going concern basis of accounting and do not include any adjustments to the carrying amounts and classification of assets and liabilities that may be necessary in the event that the Company is no longer able to continue its operations as a going concern.

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

Fair Value Change of Financial Assets at Fair Value Through Profit or Loss (“FVTPL”)

Fair value change of financial assets at FVTPL consisted of non-cash impacts on our profit or loss as a result of the fair value change of our investment in a money market fund in the United States which solely holds investments in U.S. treasury bonds. For the years ended December 31, 2024 and 2025, the fair value change of financial assets at fair value through profit or loss was a $0.2 million increase and a nil increase or decrease, respectively.

Research and Development Expenses

Our R&D costs primarily consist of salaries, benefits and share-based compensation for our R&D employees, and expenses for consultants and external contract research and contract manufacturing organizations. From inception through December 31, 2025, we have incurred $193.0 million in R&D expenses. We may increase our R&D expenses in the future.

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

Research and development (R&D) activities are central to our business. Product candidates in later stages of clinical development will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. There are numerous factors associated with the successful commercialization of any product candidates we may develop in the future, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development program and plans. An internally generated intangible asset arising from development activities (or from the development phase of an internally generated project) is recognized if, and only if, all of the following have been demonstrated:

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

Impairment loss of an intangible asset

Impairment loss of an intangible asset consists of losses as a result of our review of carrying amounts of intangible assets with finite useful lives carried at each reporting period by management. In 2025 we incurred a $1.7 million impairment loss for patent rights because of the failure of the breaches to terms of the collaboration agreement and we subsequently terminated the license. In 2024 we incurred $13.0 million impairment loss for patent rights because of the failure of the licensor’s vendor to provide drug supplies and we subsequently terminated the license. We did not incur any impairment losses of intangible assets for the years ended December 31, 2023.

Other Expenses

Our other expenses amounted to $46.0 million, $0.1 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively. In 2023 other expenses primarily included professional fees incurred by us in relation to the business combination transaction. In 2023 we also incurred an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $45.5 million. In 2024 and 2025, other expenses related to professional fees and filing fees.

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

The following table presents Apollomics’ consolidated statements of loss and other comprehensive loss data for the years ended December 31, 2023, 2024 and 2025:

	Years ended December 31,
(Amounts in thousands)	2025	2024	2023
Revenue	$8,500	$—	$—
Other income	494	1,489	1,217
Other gains and losses	(141)	145	1,191
Fair value change of financial assets at fair value through profit and loss (“FVTPL”)	—	198	821
Fair value change of financial liabilities at FVTPL	(22)	222	1,597
Fair value change of convertible preferred shares	—	—	(76,430)
Research and development expenses	(5,531)	(24,566)	(34,193)
Administrative expenses	(12,442)	(17,768)	(20,641)
Impairment of intangible assets	(1,717)	(13,000)	—
Finance costs	(65)	(179)	(150)
Other expense	(12)	(140)	(46,003)
Loss before taxation	(10,936)	(53,599)	(172,591)
Income tax expenses	(3)	(259)	(10)
Loss and total comprehensive expenses for the year, attributable to owners of the Company	$(10,939)	$(53,858)	$(172,601)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2025

Other Income

The following table summarizes the components of our other income for the years ended December 31, 2024 and 2025:

	Years ended December 31,		Change
(In thousands, except percentages)	2025	2024	$	%
Interest income	$152	$480	$(328)	(68.3)%
Government grants	279	301	(22)	(7.3)%
Other income	63	708	(645)	(91.1)%
Total	$494	$1,489	$(995)	(66.8)%

Other income was $1.5 million for the year ended December 31, 2024, compared to $0.5 million for the year ended December 31, 2025. The decrease of $(1.0) million, or -66.8%, was mainly driven by a $0.5 million write off for a China license liability, $0.3 million in interest income due to lower cash and cash equivalent balances, and $0.2 million in other individually immaterial fluctuations,

Other Gains and Losses

The following table summarizes the component of our other gains and losses for the years ended December 31, 2024 and 2025:

	Years ended December 31,		Change
	2025	2024	$	%
Foreign exchange (losses) gains	$(141)	$145	$(286)	(197.2)%

Other gains and losses reflects a gain of $0.1 million for the year ended December 31, 2024, compared to a loss of $(0.1) million for the year ended December 31, 2025. The decrease of $(0.3) million, or 197.2%, was primarily from the exchange gain of $0.2 million in Australian dollars and $0.1 million in other individually immaterial currencies losses in 2025.

Research and Development Expenses

The following table summarizes the components of our R&D expenses for the years ended December 31, 2024 and 2025:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2025	2024	$	%
APL-101	$4,103	$10,332	$(6,229)	(60.3)%
APL-102	18	625	(607)	(97.1)%
APL-106	91	2,744	(2,653)	(96.7)%
APL-122	—	177	(177)	(100.0)%
APL-501	(40)	735	(775)	(105.4)%
Discovery & other	157	644	(487)	(75.6)%
R&D Third-Party Service Fees and Contractor Expenses:	$4,329	$15,257	$(10,928)	(71.6)%
R&D Employee Other Compensation and Benefits	308	5,049	(4,741)	(93.9)%
R&D Employee Share-Based Compensation	894	4,260	(3,366)	(79.0)%
Total Research and Development Expenses	$5,531	$24,566	$(19,035)	(77.5)%

Research and development expenses for the year ended December 31, 2024 were $24.6 million, compared to $5.5 million for the year ended December 31, 2025. The decrease of $(19.0) million, or 77.5%, is primarily due to a $10,9 million decrease in active clinical program expenditure due to a more narrow development focus, $(4.7) million decrease in employee other compensation and benefits due to R&D employee reductions in the second half of 2024 to reduce expenses, and a $(3.4) million decrease in employee share-based compensation mainly from employee departures in 2024 and 2025.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee share-based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the years ended December 31, 2024 and 2025:

	Years ended December 31,		Change
(Amounts in thousands, except percentages)	2025	2024	$	%
Administrative Employee Other Compensation and Benefits	$1,165	$3,581	$(2,416)	(67.5)%
Administrative Employee Share-Based Compensation	(1,872)	6,666	(8,538)	(128.1)%
Administrative Third-Party Service Fees	10,386	5,088	5,298	104.1%
Operations	408	435	(27)	(6.2)%
Sales and Marketing Expenses	17	16	1	6.3%
Travel Expenses	34	101	(67)	(66.3)%
Facilities	24	133	(109)	(82.0)%
Depreciation and amortization	235	362	(127)	(35.1)%
Others	2,045	1,386	659	47.5%
Total	$12,442	$17,768	$(5,326)	(30.0)%

Administrative expenses were $17.8 million for the year ended December 31, 2024, compared to $12.4 million for the year ended December 31, 2025. The decrease of $(5.3) million, or 30.0%, was primarily due to a $(8.5) million decrease in employee share-based compensation mainly from the employee departures in 2024 and 2025, $(2.4) million decrease in employee other compensation and benefits due to the same aforementioned employee departures and $(0.6) million in other administrative expenses. These decreases were partially offset by $5.3 million increase due to an increase in third party service fees

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

Other Income

The following table summarizes the components of our other income for the years ended December 31, 2023 and 2024:

	Years Ended December 31,
	2024	2023
Interest income	$480	$753
Government grants	301	464
Other income	708	—
Total	$1,489	$1,217

Other income was $1.5 million for the year ended December 31, 2024, compared to $1.2 million for the year ended December 31, 2023. The increase of $0.3 million, or 22.4%, was mainly driven by a $0.5 million write off for a China license liability and $0.2 million in other individually immaterial fluctuations, which was partially offset by a decrease of $(0.2) million in subsidies received from the Australian government specifically for supporting the research and development activities carried out in Australia and a decrease of $(0.3) million in interest income due to lower cash and cash equivalent balances.

Other Gains and Losses

The following table summarizes the component of our other gains and losses for the years ended December 31, 2023 and 2024:

	Years ended December 31,		Change
	2024	2023	$	%
Exchange loss, net	$145	$1,191	$(1,046)	(87.8)%

Other gains and losses reflects a gain of $1.2 million for the year ended December 31, 2023, compared to a gain of $0.1 million for the year ended December 31, 2024. The decrease of ($1.0) million, or 87.8%, was primarily from the exchange gain of $1.6 million of RMB denominated time deposits with original maturity over three months held by one of our PRC subsidiaries, and the exchange gain of $0.5 million in Australian dollars in 2023.

Fair Value Change of Convertible Preferred Shares

The fair value change of convertible preferred shares for the year ended December 31, 2023 was $(76.4) million, compared to $0 for the year ended December 31, 2024. The decrease of $76.4 million, or 100%, is due to no preferred shares outstanding as of March 29, 2023 as all were converted to common shares.

Research and Development Expenses

The following table summarizes the components of our R&D expenses for the years ended December 31, 2023 and 2024:

	Years Ended December 31,		Change
(Amounts in thousands, except percentages)	2024	2023	$	%
APL-101	$10,332	$16,234	$(5,902)	(36.4)%
APL-102	625	144	481	>100%
APL-106	2,744	2,621	123	4.7%
APL-122 and other	177	274	(97)	(35.4)%
APL-501	735	1,669	(934)	(56.0)%
Discovery & other	644	—	644	100.0%
R&D Third-Party Service Fees and Contractor Expenses:	$15,257	$20,942	$(5,685)	(27.1)%
R&D Employee Other Compensation and Benefits	5,049	7,376	(2,327)	(31.5)%
R&D Employee Share-Based Compensation	4,260	5,875	(1,615)	(27.5)%
Total Research and Development Expenses	$24,566	$34,193	$(9,627)	(28.2)%

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

Administrative Expenses

The following table summarizes the components of our administrative expenses for the years ended December 31, 2023 and 2024:

	Years Ended December 31,		Change
(Amounts in thousands, except percentages)	2024	2023	$	%
Administrative Employee Compensations and Benefits	$3,581	$3,480	$101	2.9%
Administrative Employee Share Based Compensation	6,666	6,810	(144)	(2.1)%
Administrative Third-Party Service Fees	5,088	5,389	(301)	(5.6)%
Operations	435	452	(17)	(3.8)%
Sales and Marketing Expenses	16	77	(61)	(79.2)%
Travel Expenses	101	261	(160)	(61.3)%
Facilities	133	251	(118)	(39.6)%
Depreciation and amortization	362	694	(332)	(11.2)%
Others	1,386	3,227	(1,841)	(57.0)%
Total	$17,768	$20,641	$(2,873)	(13.9)%

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

B.
Liquidity and Capital Resources

Funding Requirements

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses for the foreseeable future as we advance the clinical development of our programs. For the years ended December 31, 2023, 2024 and 2025, our net loss was $172.6 million, $53.9 million and $10.9 million, respectively and the fair value change of convertible preferred shares was $76.4 million, nil, and nil, and an excess fair value charge of shares over fair value net assets acquired in the business combination agreement of $45.5 million, nil, and nil, respectively, leaving net loss from operations as $50.7 million, $53.6 million and $10.9 million, respectively, which resulted substantially from R&D expenses and administrative expenses. For the years ended December 31, 2024 and 2025, we had an accumulated deficit of $700.8 million and $711.8 million, respectively.

Based on our evaluation of conditions and events as of December 31, 2025, management has determined that substantial doubt exists about the Company’s ability to continue as a going concern. As of that date, we had cash and cash equivalents of $3.3 million, a history of recurring losses and negative shareholders’ equity, and limited liquidity relative to our operating requirements. Although we implemented cost-reduction initiatives beginning in early 2024 and continuing through 2025, and expect liquidity support from financing activities and strategic partnerships, even after factoring in the expected receipt of the $2.3 million outstanding receivable balance of the upfront payment from LaunXP in Q2 2026, our existing cash resources are not sufficient to meet our obligations as they come due within the assessment period through April 30, 2027. Subsequent to year-end, our liquidity was further supported by a $2.0 million unsecured bridge loan provided by our Chairman and CEO, Mr. Hung-Wen (Howard) Chen, on March 30, 2026. Management’s plans to address this shortfall include raising additional capital through equity or debt financing and generating cash inflows from strategic partnerships; however, these plans are not contractually committed, are subject to external factors and there can be no assurance that such capital will be available on acceptable terms, or at all. These conditions indicate the existence of material uncertainties that may cast substantial doubt on the Company’s ability to continue as a going concern.

Notwithstanding these material uncertainties, the accompanying financial statements have been prepared on a going concern basis of accounting and do not include any adjustments to the carrying amounts and classification of assets and liabilities that may be necessary in the event that the Company is no longer able to continue its operations as a going concern.

The following table represents our cash and cash equivalents and highly liquid financial assets as of December 31, 2024 and as of December 31, 2025:

	As of December 31,
(Amounts in thousands)	2025	2024
Cash and cash equivalents	$3,276	$9,766
Total	$3,276	$9,766

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

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2023, 2024 and 2025:

	Years Ended December 31,
(Amounts in thousands)	2025	2024	2023
Net cash used in operating activities	$(10,369)	$(28,743)	$(43,209)
Net cash provided by investing activities	218	5,983	21,365
Net cash provided by financing activities	3,676	468	21,225
Effects of exchange rate changes on cash and cash equivalents	(15)	2	—
Net change in cash and cash equivalents	$(6,490)	$(22,290)	$(619)

Cash Flows Used in Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business, and are primarily related to R&D, and administrative expenses. Our operating cash flows are also affected by fluctuations in deposits, prepayments and other payable and accruals and other current assets and liabilities.

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

Net cash used in operating activities was $(10.4) million for the year ended December 31, 2025, resulting primarily from a net loss of $(10.9) million, adjusted for non-cash charges of $0.3 million in depreciation and amortization including depreciation of operating right-of-use of assets, $1.7 million in impairment loss on intangible assets, $(1.0) million in share-based payments, partially offset by $0.4 million in working capital adjustments.

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

Net cash provided by investing activities was $0.2 million for the year ended December 31, 2025 resulting primarily from proceeds from disposal of plant and equipment for $0.1 million and interest received on such financial assets for $0.2 million.

Cash Flows From Financing Activities

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

Net cash provided by financing activities was $3.7 million for the year ended December 31, 2025 resulting primarily from the proceeds from the PIPE financing in September 2025, net of transaction costs for $3.9 million which was partially offset by the repayment of lease liabilities of $(0.1) million, and interest paid of $(0.1) million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2025, and the effects of such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments due by period
(Amounts in thousands)	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Lease commitments	$643	$209	$434	$—	$—
Legal commitments	4,000	1,000	3,000	—	—

Lease Commitments

During the year ended December 31, 2025, we entered into new short-term lease agreements for the use of offices, and plant and equipment. As the lease terms had terms of 12 months or less, they were accounted for as short-term leases, and the related lease payments are recognized as an expense on a straight-line basis over the lease term.

Legal Commitments

During the year ended December 31, 2025, as previously disclosed, we entered a legal settlement to resolve litigation initiated by two minority investors. Under the terms of the agreement, the Company agreed to pay total cash consideration of $5.9 million. As of December 31, 2025, the Company made payments of $1.9 million, with the remainder classified as short term ($1.0 million) and long term ($3.0 million) based on the payment terms.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024 or 2025.

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

Intellectual Property

Intellectual property rights are important to the success of our business. Our future commercial success depends, in part, on our ability to obtain and maintain patent and other intellectual property and proprietary protections for commercially important technologies, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating the valid, enforceable intellectual property rights of third parties. As of December 31, 2025, we owned a total of 65 granted or issued patents and 24 pending patent applications, including one pending PCT applications, relating to our drug candidates and technologies.

D.
Trend Information

Macroeconomic Factors

Global economic challenges have contributed to rising inflation, significant increases in fuel costs, supply-chain disruptions, adverse labor market conditions, and increased difficulty with raising capital for unprofitable companies. For example, the war in Ukraine and Iran has had a global impact on the supply and price of fuel and has contributed to increased inflation around the world.

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

Please refer to note 5 to our audited consolidated financial statements included elsewhere in this Annual Report for more details about our material accounting policies and critical judgment and key estimates.

Legal Proceedings and Commitments

For details regarding our ongoing legal proceedings, see Item 8.A. “Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings".

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of April 24, 2026 the date of this Annual Report. The address for each of the directors and executive officers is 989 E. Hillsdale Boulevard, Suite 220, Foster City, CA 94404.

Name	Age	Position(s)
Hung-Wen(Howard) Chen	64	Chairman of the Board of Directors and Chief Executive Officer
Yi-Kuei (Alex) Chen	56	Director and Chief Operating Officer
Peter Lin	57	Chief Financial Officer and Principal Financial Officer
Dr. Hong-Jung (Moses) Chen	66	Independent Director
Dr. Ya-Chi (Claudia) Huang	47	Independent Director
Dr. Chen-Huan(Jack) Jan	64	Independent Director
Yi-An Chu	59	Independent Director
Hsien-Shu Tsai	57	Independent Director

There are no family relationships between any of our officers or directors.

Executive Officers

Hung-Wen (Howard) Chen has served as our Chairman and Chief Executive Officer since September 2025 and is a major shareholder (see Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders”). Mr. Chen is the Founder and Chairman of Gemtek Technology Co., Ltd. and the former Chairman and CEO of Polaris Pharmaceuticals, Inc., currently serving as an Executive Director of Polaris. In 2019, under his leadership, Polaris underwent a comprehensive strategic reorganization, achieving a remarkable turnaround that culminated in a successful IPO in Taiwan in June 2022. He began his career at Taiwan Semiconductor Manufacturing Company (TSMC), where he was engaged in research and development of semiconductor processes and integrated circuits. Mr. Chen holds a Bachelor of Physics and a Master of Electronics Engineering from National Tsing Hua University, Taiwan.

Yi-Kuei (Alex) Chen has served as our Chief Operating Officer and Director since September 2025. With backgrounds in biotechnology and venture capital, he is a co-founder of Maxpro Ventures, where he successfully executed more than 60 private equity investment transactions. Mr. Chen also serves as a member of the Board of Directors of Maxpro Investment Co., Ltd., which is a major shareholder of the Company (see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”). Before co-founding Maxpro, Mr. Chen was the Senior Director of Integral Group, managed its Shanghai branch, and served as a board member of multiple portfolio companies such as Generon Corporation, FusionVax, Inc., BioLite, Inc., and Flora International Group Co., Ltd. From 1999 to 2012, Mr. Chen held various senior management positions in the investment division at Central Investment Holdings. He also served on several corporate boards, such as Concord Fund Company, Singfor Life Insurance Company, and CTCI Corporation.

Peter Lin has served as our Chief Financial Officer since September 2025. Mr. Lin (CAIA, MBA, MIS) is a seasoned corporate executive and investor with a distinguished career spanning biotechnology, finance, and private equity. He has held key leadership roles as Chief Financial Officer at Tanvex Biopharma, Tanvex CDMO, Tanvex Biopharma USA, and Tanvex Biologic Corporation in Taiwan, where he oversaw financial strategy, capital operations, and corporate governance across global entities. Prior to Tanvex, Mr. Lin served as CFO of Theragent, a pioneering CDMO specializing in gene and cell therapy, where he helped shape the financial foundation of a high-growth startup in the advanced therapeutics space. His career is also deeply rooted in the financial industry. As a principal and investment manager at Solarium Capital, a boutique private equity firm, he led acquisitions and equity investments across diverse sectors including technology, food and beverage, and real estate. Earlier in his career, after earning his MBA, Mr. Lin joined WesCorp as an investment research manager, where he directed a credit research team managing a $32 billion fixed-income portfolio—one of the largest structured credit portfolios globally. His team conducted in-depth analysis of U.S. and international structured finance instruments, including MBS, ABS, CDOs, and corporate debt securities.

Directors

Dr. Hong-Jung (Moses) Chen has served as an Independent Director since 2023. Dr. Chen was Managing Director of Maxpro Ventures LTD from May 2018 to February 2024, which is an investment firm focused on breakthrough biomedical technology companies, and served as Chairman of the Board of Directors and Chief Executive Officer of Maxpro Capital Acquisition Corp. from June 2021 to March 2023. Dr. Chen is also an ad hoc reviewer of Stem Cells Translational Medicine, and has served as director of Uneuron Biomedical Co. Ltd. since March 2023, and has been a supervisor of ReVasgen Inc. since October 2014. Previously, from October 2014 to January 2017, Dr. Chen worked as Vice President and Acting Chief Operating Officer for SyneuRx International Corp. in Taiwan, where he was responsible for supervising the company’s daily operation and personally interacting with VC representatives and private investors. Dr. Chen has more than 20 years of experience in formulating and implementing basic research and preclinical development strategies for small molecules, biologics and cell therapy and is also experienced in advancing drug candidates from discovery to nomination for IND and development. Dr. Chen received his Ph.D. in Microbiology and Molecular Genetics from Rutgers, The State University of New Jersey and The University of Medicine and Dentistry of New Jersey. He completed his postdoctoral training in neuroscience at California Institute of Technology.

Hsien-Shu (Jerry) Tsai has served as an Independent Director since September 2025. Mr. Tsai has accumulated more than 20 years of cross-industry expertise spanning investment, business restructuring, and financial management. He has held leadership roles across major conglomerates and innovation institutions, including Hon Hai Group, Ting Hsin International Group, and the Institute for Information Industry (III). His career reflects a strong track record in capital market operations, industry analysis, and financial strategy execution.

Yi-An (Frank) Chu has served as an Independent Director since September 2025. Mr. Chu has over 30 years of professional experience spanning the capital markets and the high-tech industry. He is the former Chief Financial Officer of Global Investment Holdings (ticker: 3701) and has previously held senior leadership positions across several major corporate groups, including Compal, VIA Technologies, and Foxconn. His professional expertise covers corporate finance, investment management, strategic planning, and business operations.

Dr. Chen-Huan (Jack) Jan has served as an Independent Director since September 2025. Dr. Jan is a seasoned academic and business leader whose distinguished career spans over three decades across education, international business diplomacy, and corporate strategy. Dr. Jan is the president and chief consultant of Jan Elite International Co., Ltd., independent director of Gemtek Technology and a consultant of SelectFlorida. He earned his Ph.D. in Mathematics from the University of Louisiana at Lafayette and served as a visiting assistant professor at the University of West Florida, an associate professor at National Pingtung University, where he founded the Taiwan-U.S Commercial Forum organized with American Institute in Taiwan (AIT) to promote international collaboration. Beyond academia, Dr. Jan has been deeply engaged in strengthening Taiwan-U.S. relations and had served as Governor of the American Chamber of Commerce in Kaohsiung. He has received multiple honors, including recognition from the American Institute in Taiwan, the U.S. Department of Commerce, and U.S. Idaho state government.

Dr. Ya-Chi (Claudia) Huang has served as an Independent Director since November 2025. Previously, Dr. Huang served as Investment Manager at Diamond Biofund (6901.TW), where she oversaw post-investment management for portfolio companies and participated in Diamond Biofund’s IPO on the Taiwan Stock Exchange in 2023. Earlier in her career, she was Deputy Manager in the Research Department at Fubon Securities Investment Services. She holds a Ph.D. in Microbiology from National Taiwan University College of Medicine.

B.
Compensation of Directors and Executive Officers

Apollomics’ Compensation of Officers and Directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2025 was $514,018. Notably, in August and September 2025, we appointed a new management team and initiated an operational restructuring to optimize its workforce. See Item 6.D.(Employees) below for more details.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

2016 Equity Incentive Plan

In July 2016, the Board adopted, and our shareholders approved the CB Therapeutics Inc. 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan has not been amended since its adoption in July 2016. No further awards will be made under the 2016 Plan; however, awards outstanding under the 2016 Plan will continue to be governed by their existing terms. As of December 31, 2025, there were outstanding options to purchase 59,241 of our Class A Ordinary Shares with a weighted average exercise price of $419.60, 56,618 of which were vested and exercisable, and 2,623 outstanding unvested restricted shares.

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

Administration. The compensation committee administers the 2023 Incentive Plan. The compensation committee generally has the authority to designate participants, determine the type or types of awards to be granted to a participant, determine the terms and conditions of any agreements evidencing any awards granted under the 2023 Incentive Plan, accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and to adopt, alter and repeal rules, guidelines and practices relating to the 2023 Incentive Plan. The compensation committee has full discretion to administer and interpret the 2023 Incentive Plan and to make any other determinations and/or take any other action that it deems necessary or desirable for the administration of the 2023 Incentive Plan, and any such determinations or actions taken by the compensation committee shall be final, conclusive and binding upon all persons and entities. The compensation committee may delegate to one or more of our officers, or any affiliate, the authority to act on behalf of the compensation committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the compensation committee in the 2023 Incentive Plan and that may be so delegated as a matter of law, except for grants of awards to persons subject to Section 16 of the Exchange Act.

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

As of December 31, 2025, there were outstanding options to purchase 32,831 of our Class A Ordinary Shares with a weighted average exercise price of $66.09, 23,893 of which were vested and exercisable, and 8,938 outstanding unvested restricted shares.

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

2023 Equity Issuances

In order to retain crucial talent and align the interests of our newly appointed management team with those of our shareholders during our operational turnaround, the Company actively granted restricted stock unit (RSU) awards under the broader 2023 Incentive Plan. On February 2, 2026, the Company filed a Registration Statement on Form S-8 with the SEC to register the securities offered to employees and management pursuant to our employee benefit plans. The issuance of these RSUs forms a critical component of our executive compensation structure moving forward and will correspondingly impact our fully diluted share count.

On February 9, 2026, the Company awarded RSUs to our directors and executive officers on an individual basis as follows: 20,000 RSUs to Mr. Hung-Wen (Howard) Chen (Chief Executive Officer); 20,000 RSUs to Mr. Yi-Kuei (Alex) Chen (Chief Operating Officer); 40,000 RSUs to Mr. Peter Lin (Chief Financial Officer); and 2,000 RSUs to each independent director.

Separation and Severance Arrangements

In September 2025, the Board approved a consulting, separation, and severance package for the Company’s former Chief Financial Officer, Dr. Matthew Plunkett, in an aggregate amount of up to $500,000.

A dispute currently exists regarding the severance extension and compensation of the Company’s former Chief Executive Officer, Dr. Guo-Liang Yu. The Board of Directors suspended the implementation of his severance package pending legal review. The Company has formally notified Dr. Yu’s legal counsel that he is not entitled to the severance benefits due to serious misconduct and breaches of fiduciary duties of care and loyalty, particularly relating to his handling of the Series C preferred share redemption demands and the Cayman litigation. The Company has reserved all rights to assert setoff and recoupment, and to pursue recovery of the Company’s losses in appropriate proceedings.

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

Our board of directors is divided into three classes of directors (Class I, Class II and Class III) with staggered terms, with each class serving until the applicable annual general meeting of shareholders for that class, or until their successors are duly elected and qualified. Currently, Dr. Jack Jan and Mr. Yi-An Chu serve as Class I directors; Dr. Ya-Chi (Claudia) Huang and Mr. Hsien-Shu (Jerry) Tsai serve as Class II directors; and Dr. Hong-Jung (Moses) Chen, Mr. Hung-Wen (Howard) Chen, and Mr. Yi-Kuei (Alex) Chen serve as Class III directors.

Director Independence

As a result of our securities being listed on Nasdaq, we adhere to the rules of such exchange and applicable SEC rules, as applicable to foreign private issuers, in determining whether a director is independent.

An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have determined that Yi-An (Frank) Chu, Dr. Hong-Jung (Moses) Chen, Hsien-Shu (Jerry) Tsai, Jack Jan and Ya Chi (Claudia) Huang are “independent directors” as defined in the Nasdaq listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The board of directors have the following standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

Our audit committee consists of Mr. Hsien-Shu (Jerry) Tsai, Mr. Yi-An Chu, and Dr. Ya-Chi (Claudia) Huang. Mr. Tsai is the chairperson of our audit committee. Each of the members of our audit committee meets the independence standards under Rule 10A-3 under the Exchange Act and under Nasdaq corporate governance standards. In general and notwithstanding the foregoing, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to foreign private issuers. The Board has determined that Hsien-Shu (Jerry) Tsai qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Cayman Islands Companies Act, SEC rules and Nasdaq corporate governance rules. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Dr. Hong-Jung (Moses) Chen, Mr. Hsien-Shu (Jerry) Tsai, and Mr. Yi-An Chu. Dr. Chen is the chairperson of our compensation committee. Each of the members of our compensation committee meets the independence standards under Nasdaq corporate governance standards. In general and notwithstanding the foregoing, because we are a foreign private issuer, our compensation committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of two members and to affirmatively determine that at least two members are “independent.” Our compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our board of directors adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the Cayman Islands Companies Act, SEC rules and Nasdaq corporate governance rules. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Chen-Huan (Jack) Jan, Dr. Hong-Jung (Moses) Chen, and Dr. Ya -Chi (Claudia) Huang. Mr. Jan is the chairperson of our nominating and corporate governance committee. Because we are a foreign private issuer, our nominating and corporate governance committee are not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to affirmatively determine that all members are “independent.” The nominating and corporate governance committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. Our board of directors adopted a nominating and corporate governance committee charter setting forth the responsibilities of the nominating and corporate governance committee, which are consistent with the Cayman Islands, SEC rules and Nasdaq corporate governance rules. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

In August 2025, due to severe cash constraints at the time, the Company’s former management terminated all U.S. employees. Following the successful PIPE financing in September 2025 and the appointment of the new management team, the Company initiated an operational restructuring to optimize its workforce. As part of this transition, we significantly reduced our headcount in China and strategically re-allocated key roles to the United States and Taiwan to better support our global clinical operations in a more cost-effective manner.

As of the end of 2025, we operate with a highly streamlined team of approximately 12 to 15 full-time employees, geographically distributed across our headquarters in Foster City, California, our operational hubs in Taipei, Taiwan, and Hangzhou, China. We supplement our internal workforce by actively engaging clinical research organizations (CROs) and independent consultants including scientific, intellectual property, and administrative advisors, to efficiently advance the global Phase 2 SPARTA trial for APL-101 and maintain our corporate functions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

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

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of April 22, 2026, reflecting the fundamental changes in our capital structure resulting from our September 2025 private placement and the implementation of our employee equity incentive programs, by:

•
each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•
each of our directors and executive officers individually; and
•
all of our executive officers and directors as a group.

The beneficial ownership of Class A Ordinary Shares is determined in accordance with the SEC rules and generally includes any Class A Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2026, and restricted share units that shall vest within 60 days of March 31, 2026, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Apollomics Class A Ordinary Shares beneficially owned is computed on the basis of 2,196,052 Apollomics Class A Ordinary Shares outstanding as of April 22, 2026.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Class A Ordinary Shares. Unless otherwise noted below, each executive officer and director’s address is 989 E. Hillsdale Blvd., Suite 220 Foster City, CA 94404.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2023 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of Beneficial Owner Greater than 5% Shareholders	Number of Apollomics Class A Ordinary Shares Beneficially Owned	Percentage of Total Voting Power
Hung-Wen (Howard) Chen(1)	911,362	41.41%
Yi-Kuei (Alex) Chen (2)	120,171	5.45%
Executive Officers and Directors
Hung-Wen (Howard) Chen (1)	911,362	41.41%
Yi-Kuei (Alex) Chen (2)	120,171	5.45%
Peter Lin (3)	22,318	*
Dr. Hong-Jung (Moses) Chen (4)	8,242	*
Dr. Ya-Chi (Claudia) Huang (5)	1,000	*
Dr. Chen-Huan (Jack) Jan (6)	1,500	*
Yi-An Chu (7)	1,500	*
Hsien-Shu Tsai (8)	1,500	*
All Executive Officers and Directors as a Group	1,067,593	47.94%

* Indicates ownership of less than 1%

1.
Consists of (i) 133,334 Class A Ordinary Shares held directly by Mr. Hung-Wen (Howard) Chen; (ii) 763,028 Class A Ordinary Shares held by King Regent Management Limited, for which Mr. Chen is the sole director and shareholder; (iii) 10,000 Class A Ordinary Shares held in a brokerage account from previously vested RSUs; and (iv) 5,000 Class A Ordinary Shares issuable upon the vesting of Restricted Stock Units (RSUs) within 60 days of April 22, 2026.
2.
Consists of (i) 100 Class A Ordinary Shares held directly by Mr. Yi-Kuei (Alex) Chen; (ii) 101,248 Class A Ordinary Shares held by Maxpro Investment Co., Ltd, for which Mr. Chen serves as a member of the Board of Directors and shares voting and dispositive power; (iii) 3,823 Class A Ordinary Shares issuable upon the exercise of warrants held by Maxpro Investment Co., Ltd; (iv) 10,000 Class A Ordinary Shares held in a brokerage account from previously vested RSUs; and (v) 5,000 Class A Ordinary Shares issuable upon the vesting of RSUs within 60 days of April 22, 2026.
3.
Consists of (i) 12,318 shares held directly by Mr. Peter Lin; and (ii) 10,000 Class A Ordinary Shares issuable to Mr. Lin upon the vesting of RSUs within 60 days of April 22, 2026.
4.
Consists of (i) 1,982 Class A Ordinary Shares registered directly to Dr. Hong-Jung (Moses) Chen; (ii) 1,138 Class A Ordinary Shares held in a brokerage account from previously vested RSUs; (iii) 4,318 Class A Ordinary Shares issuable upon the exercise of options; (iv) 304 Class A Ordinary Shares issuable upon the exercise of warrants; and (v) 500 Class A Ordinary Shares issuable upon the vesting of RSUs within 60 days of April 22, 2026.
5.
Consists of (i) 500 Class A Ordinary Shares held directly by Dr. Ya-Chi (Claudia) Huang; and (ii) 500 Class A Ordinary Shares issuable to Dr. Huang upon the vesting of RSUs within 60 days of March 31, 2026.
6.
Consists of (i) 1,000 Class A Ordinary Shares held in a brokerage account by Dr. Chen-Huan (Jack) Jan from previously vested RSUs; and (ii) 500 Class A Ordinary Shares issuable upon the vesting of RSUs within 60 days of April 22, 2026.
7.
Consists of (i) 1,000 Class A Ordinary Shares held in a brokerage account by Mr. Yi-An Chu from previously vested RSUs; and (ii) 500 Class A Ordinary Shares issuable upon the vesting of RSUs within 60 days of April 22, 2026.
8.
Consists of (i) 1,000 Class A Ordinary Shares held in a brokerage account by Mr. Hsien-Shu Tsai from previously vested RSUs; and (ii) 500 Class A Ordinary Shares issuable upon the vesting of RSUs within 60 days of April 22, 2026.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report (including with respect to the 2025 Pipe Financing described in greater detail under Item 5 (Operating and Financial Review and Prospects), there has been no significant change in the percentage ownership held by any major shareholder within the past three years. The major shareholders listed above do not have voting rights with respect to their Class A Ordinary Shares that are different from the voting rights of other holders of our Class A Ordinary Shares.

To our knowledge, as of April 22, 2026, there were 75 holders of records with mailing addresses in the United Stated which held in the aggregate 36.69% of our Class A Ordinary Shares. One of these holders is Cede & Co., a nominee company for The Depository Trust Company, which held approximately 32.56% of the Company’s outstanding common shares, as of the same date. The beneficial owners of the common shares held by Cede & Co. may include persons who reside outside the United States.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates since January 1, 2025 is included under Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

B.
Related Party Transactions

The following is a description of our related party transactions since January 1, 2025.

Agreements with directors and officers

Options and restricted share units.

Since our inception, we have granted shares of restricted stock, options to purchase our Class A Ordinary Shares and restricted stock units (RSUs) to our executive officers and directors. We describe our equity incentive plans under Item 6. “Directors, Senior Management and Employees.”

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

Transactions with Our Chairman and Chief Executive Officer

On March 30, 2026, the Company issued a Convertible Promissory Note to Mr. Hung-Wen (Howard) Chen, our Chairman and Chief Executive Officer, in the principal amount of $2.0 million. The note is unsecured, bears no interest, and will automatically convert into equity securities upon the closing of our next qualifying equity financing of at least $10.0 million at a 20% discount to the lowest per-share purchase price paid by investors in such financing. Because Mr. Chen is an executive officer and director of the Company, the issuance of the Note constitutes a related-party transaction, which was independently reviewed and recommended by the Audit Committee and approved by the Board of Directors.

C.
Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

TWVC Litigation Settlement. As previously disclosed, in December 2022, two minority investors (the "TWVC Entities") requested the redemption of certain preferred shares shortly before our Business Combination. This led to litigation in the Grand Court of the Cayman Islands (Case No. FSD 266 of 2024), where the TWVC Entities sought approximately 13.0 million in redemption proceeds. In November 2025, the Company entered into a definitive settlement agreement, structured as a Confidential Schedule to a Tomlin Order. Under the settlement, the Company agreed to pay a total of $5.0 million in cash to the TWVC Entities (comprising $4,175,000 to TWVC Goldlink and $825,000 to TWVC Panglin), payable in four installments over a 24-month period, plus approximately $0.9 million in associated legal expenses. In exchange, the TWVC Entities withdrew all claims against the Company and confirmed their status as ordinary shareholders, effectively terminating the redemption dispute.

Medpace Litigation. In May 2025, Medpace, Inc. initiated legal action against the Company, alleging breach of contract and seeking payment of allegedly unpaid service fees. The Company has formally denied these allegations and filed an Amended Counterclaim against Medpace, asserting material breaches of contract by Medpace, including deficient performance and the unlawful retention of funds. The Company is seeking declaratory relief and compensatory damages in excess of $2.0 million, representing the recovery of pre-funded expenses unlawfully retained by Medpace, pass-through costs overpaid by the Company, and service fees overcharged by

Medpace. The Company intends to continue its vigorous defense; however, an unfavorable outcome requiring us to pay amounts claimed by Medpace or an inability to recover damages under our Counterclaim could have a material adverse effect on our financial position.

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

B.
Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report. Notable subsequent events in early 2026 include:

Intercompany Management Services Agreement

In January 2026, the Company (as Service Recipient) entered into a Management Services Agreement with its subsidiary, Apollomics (Hong Kong) Limited (as Service Provider). Under this agreement, the Service Provider employs and provides specialized management personnel, including certain senior executive officers (such as the CXO), to support the Group’s biotechnology research and development, clinical operations, and corporate strategy.

Filing of Registration Statements

In early 2026, the Company filed a Registration Statement on Form S-8 to register additional shares under the 2023 Incentive Award Plan, and a Registration Statement on Form F-3 to register the resale of a portion of the Class A Ordinary Shares issued in connection with the September 2025 PIPE financing. The Registration Statement on Form S-8 became effective upon filing; the Registration Statement on Form F-3 has not yet been declared effective.

Equity Awards

In February 2026, pursuant to the 2023 Incentive Award Plan previously approved by the Board, the Company formally executed Restricted Share Unit (RSU) award agreements granting an aggregate of 20,000 RSUs to each of our Chief Executive Officer and Chief Operating Officer, 40,000 RSUs to our Chief Financial Officer, and an aggregate of 10,000 RSUs to the independent directors (2,000 RSUs each).

Convertible Promissory Note with Chairman and Chief Executive Officer

On March 30, 2026, the Company entered into a Convertible Promissory Note with Mr. Hung-Wen (Howard) Chen, our Chairman and Chief Executive Officer. Pursuant to the note, Mr. Chen provided an unsecured bridge loan to the Company in the principal amount of $2.0 million to support our working capital and ongoing clinical operations. The note bears no interest (0% per annum) and will automatically convert into equity securities of the Company upon the closing of our next equity financing that raises aggregate gross proceeds of not less than $10.0 million. Upon such conversion, the conversion price will be equal to 80% of the lowest per-share purchase price paid by investors in that financing. The transaction was reviewed and recommended by the Audit Committee and subsequently approved by the Board of Directors, with Mr. Chen abstaining from the vote.

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

As a result of the August 28, 2025 announcement regarding our prior expectation to wind down operations, trading in our Class A Ordinary Shares and Public Warrants was suspended beginning September 18, 2025, when the Company received a delisting determination letter from Nasdaq asserting that Nasdaq intended to delist the Company’s Class A Ordinary Shares and warrants based on the Nasdaq staff’s then-belief that the Company was a “public shell.” The Company appealed this determination, and based on materials submitted as part of the appeal process, Nasdaq staff determined that the Company was in compliance with Nasdaq’s continued listing requirements. The trading halt was therefore lifted and trading resumed on October 14, 2025.

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

Shareholder meetings

One or more shareholders holding at least a majority of the paid up voting share capital of our company present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy and entitled to vote at that meeting shall form a quorum. In accordance with the Nasdaq corporate governance requirements, we are required to hold an annual general meeting within one year after the end of our fiscal year end. There is no requirement under the Cayman Companies Law for us to hold annual or extraordinary general meetings.

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
•
2016 Share Incentive Plan of Apollomics Inc. adopted by the Board on July 28, 2016. See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.
•
2023 Share Incentive Plan of Apollomics Inc. adopted by the Board on December 22, 2022. See Item 6. “Directors, Senior Management and Employees” for more information about this agreement.
•
Collaboration and License Agreement, effective November 12, 2019, by and between Apollomics Inc. and RevMab Biosciences USA, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 21, 2023). See Item 4. “Information on the Company” for more information about this agreement.
•
Data Sublicense Agreement, dated July 28, 2016, by and between Crown Bioscience (Taichang), Inc. and CB Therapeutics Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 21, 2023). See Item 4. “Information on the Company” for more information about this agreement.

•
Tri-Party Agreement, dated on or around May 10, 2018, by and among Crown Bioscience (Taichang), Inc., CB Therapeutics Inc. and Genor Biopharma Co., Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 21, 2023). See Item 4. “Information on the Company” for more information about this agreement.
•
Technology Transfer and Co-Development Agreement, dated January 25, 2021, by and between Apollomics (Hong Kong), Limited, Nuance Biotech Inc., Nuance Biotech (Shenzhen) Co., Ltd. and Nuance Biotech (Nantong) Co., Ltd. (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 21, 2023). (Terminated effective January 2025). See Item 4. “Information on the Company” for more information about this agreement.
•
Amended and Restated License and Co-Development Agreement, dated January 25, 2022, by and between TYG oncology Ltd. and Apollomics (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 21, 2023). (Terminated effective January 2025). See Item 4. “Information on the Company” for more information about this agreement.
•
Collaboration Agreement, effective December 15, 2022, by and between Apollomics and Beijing Pearl Biotechnology Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 21, 2023). See Item 4. “Information on the Company” for more information about this agreement.
•
Second Amendment to Office Lease between Apollomics and Hudson Metro Center LLC (see Exhibit 4.11 incorporated by reference). See Item 4.B. “Business Overview—Facilities” for more information about this agreement.
•
Collaboration and License Agreement, dated March 31, 2025, by and between Apollomics Inc. and LaunXP International Co., Ltd. (incorporated by reference to Exhibit 4.17 to this Annual Report on Form 20-F). See Item 4. “Information on the Company” for more information about this agreement.
•
Form of Subscription Agreement, dated as of September 2, 2025, by and between Apollomics Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-41670) filed with the SEC on September 3, 2025). See Item 5. “Operating and Financial Review and Prospects” for more information about this agreement.
•
Development and License Agreement, effective January 31, 2021, by and between Edison Oncology Holding Corp. and Apollomics Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 21, 2023), as amended by Amendment 1 to License Agreement dated August 11, 2023. (Terminated effective December 11, 2025). See Item 4. “Information on the Company” for more information about the termination of this agreement.
•
Form Settlement Agreement (Confidential Schedule to Tomlin Order), dated November 19, 2025, by and among Apollomics Inc., TWVC Goldlink Partners Investment Limited, and TWVC Panglin Group Investment Limited (filed as Exhibit 4.21†† to this Annual Report on Form 20-F). See Item 8.A. “Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings” for more information about this agreement.
•
Convertible Promissory Note, dated March 30, 2026, issued by Apollomics Inc. to Hung-Wen (Howard) Chen (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-41670) filed with the SEC on April 1, 2026). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” for more information about this agreement.
D.
Exchange Controls

There are currently no currency control restrictions imposed by the Cayman Islands, our home country, on the import or export of capital or remittances of dividends on our Class A Ordinary Shares, proceeds from the sale of the Class A Ordinary Shares or interest or other payments to non-resident shareholders.

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

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in shares of a Cayman Islands company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. On this basis, the following discussion is the opinion of Harney Westwood & Riegels, counsel as to the Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. However, an instrument of transfer in respect of our securities, including our warrants, is stampable if executed in or brought into the Cayman Islands.

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

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. If a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities”, then such company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies whether a relevant entity or not is required to file an annual report with the Registrar of Companies of the Cayman Islands confirming whether or not it is carrying on any relevant activities.

Enact of the One Big Beautiful Bill Act

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted, significantly amending U.S. federal tax law, including changes to international tax provisions, expensing of research and experimental expenditures, depreciation, and interest deduction rules. The company does not expect the OBBBA to have a material impact on its effective tax rate.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and historically, our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, our officers and directors became subject to Section 16 reporting requirements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below. We do not hold any market risk sensitive instruments for trading purposes.

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

We are not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities of ours denominated in currencies other than U.S. dollars. We did not use any derivative contracts to hedge against our exposure to currency risk during the years ended December 31, 2024 and 2025. However, our management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of our foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of December 31,		As of December 31,
(Amounts in thousands)	2025	2024	2025	2024
Renminbi (“RMB”)	$1,087	$3,069	$538	$1,286
Australian Dollars (“AUD”)	1,443	1,257	1,073	949
	$2,530	$4,326	$1,611	$2,235

As of the years ended December 31, 2024 and 2025, (i) if Renminbi strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the years ended December 31, 2024 and 2025 would decrease or increase by $273 thousand and decrease or increase by $49 thousand, respectively; and (ii) if the Australian dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the years ended December 31, 2024 and 2025 would decrease or increase by $22 thousand and increase or decrease by $9 thousand, respectively.

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

Credit and Counterparty Risk

Credit and counterparty risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. Credit and counterparty risk for the Company primarily comes from the outstanding balance of the upfront payment owed to us by LaunXP under our collaboration and license agreement. In order to minimize the credit risk, we review the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. Although we experienced initial delays in receiving the owed amounts from LaunXP, LaunXP has subsequently made partial payments, bringing the total amount paid to $6.2 million as of December 31, 2025. Of the remaining $3.8 million balance, $2.3 million has been recorded as accounts receivable, while an additional $1.5 million has not yet been billed. LaunXP has proposed a revised payment schedule contingent upon the completion of its own capital raising exercise, which it anticipates concluding in Q2 2026. Based on these positive collection efforts, the ongoing active collaboration, and the agreement remaining in full force, management concludes the outstanding balance remains recoverable. We continue to actively monitor the status of this receivable.

Liquidity Risk

As of December 31, 2024 and 2025, we recorded net assets of $4.9 million and $(3.2) million, respectively. In the management of liquidity risk, we have reviewed our cash flow projections to ensure we maintain a level of cash and cash equivalents deemed adequate by the management to finance our operations and mitigate the effects of fluctuations in cash flows. In prior fiscal years, we were dependent upon our convertible preferred shares as significant sources of liquidity, but these were all converted as of March 29, 2023.

Item 12. Description of Securities Other than Equity Securities

A description of our securities, including our outstanding warrants, is included as Exhibit 2.1 of this Annual Report.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025 (as such term is defined in Rule 13a-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Based upon this evaluation, our management concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

During the preparation of our financial statements at and as of December 31, 2023, we identified a material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB. During 2024, we remediated the material weakness, and took additional steps to further improve our internal control environment. As of December 31, 2025, management completed its year-end assessment of our internal controls over financial reporting and did not identify any material weaknesses.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, utilizing the criteria in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework (2013). Based on its assessment, our management determined that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

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

Item 16A. Audit Committee Financial Expert

Our Board has determined that Mr. Hsien-Shu (Jerry) Tsai satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Hsien-Shu (Jerry) Tsai is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Apollomics Inc. for the year ended December 31, 2025 appearing in this Annual Report have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of Marcum Asia CPAs LLP is located in New York, United States of America.

The table below sets out the total amount of services rendered to us by Grant Thornton LLP for services performed in the years ended December 31, 2023 and 2024, and by Marcum Asia CPAs LLP for services performed in the year ended December 31, 2025, and breaks down these amounts by category of service:

	Year Ended December 31,
	2025	2024	2023
Audit Fees	$236,900	$660,167	$1,024,826
Tax Fees	—	—	13,543
Total	$236,900	$660,167	$1,038,369

The consolidated financial statements of Apollomics Inc. for the years ended December 31, 2023 and 2024 appearing in this Annual Report have been audited by Grant Thorton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of Grant Thronton LLP is located in San Francisco, United States of America.

Audit Fees

Audit fees for the years ended December 31, 2023, 2024 and 2025, respectively, include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

None.

Tax Fees

Tax fees for the years ended December 31, 2024 and 2025 were related to ongoing tax advisory, tax compliance and tax planning services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable. We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our audit committee.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

(a) Dismissal of independent registered public accounting firm

On October 13, 2025, the audit committee of the Board of Directors (the “Audit Committee”) dismissed Grant Thornton LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm.

(a) Dismissal of independent registered public accounting firm

Grant Thornton’s reports on the financial statements of the Company for the financial years ended December 31, 2023 and 2024, did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the financial years ended December 31, 2023 and 2024, and through October 13, 2025, there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, had such disagreements or matters not been resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F of Form 20-F) during the two financial years ended December 31, 2023 and 2024, and through October 13, 2025, except for a material weakness in the Company’s internal control over financial reporting as of December 31, 2023, which was remediated during 2024.

The Company provided Grant Thornton with a copy of the foregoing disclosure and Grant Thornton furnished the Company with a letter addressed to the SEC stating that Grant Thornton agreed with the above statements, as disclosed in the Company’s Form 6-K filed on October 16, 2025.

(b) Engagement of new independent registered public accounting firm

On October 13, 2025, the Audit Committee approved the engagement of Marcum Asia CPAs LLP (“Marcum”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025. During the Company’s two most recent financial years, and through October 13, 2025, neither the Company nor anyone acting on the Company’s behalf consulted Marcum with respect to any matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F and the related instructions thereto), or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

		Cayman Islands law does not require an independent audit committee.	Our board of directors has established an audit committee that complies with SEC Rule 10A-3 independence requirements, and currently complies with Nasdaq independence standards.
Compensation of Executive Officers	Must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	Cayman Islands law does not require an independent compensation committee.	The board of directors has established a compensation committee currently of independent directors as determined in accordance with Nasdaq listing standards.
Nomination of Directors	Must have a nominating committee consisting solely of independent directors.	Cayman Islands law does not require an independent nominating and corporate governance committee.	The board of directors has established a nominating and corporate governance committee currently of independent directors as determined in accordance with Nasdaq listing standards.
Annual Meeting	Must hold an annual meeting of shareholders no later than one year after the end of a company’s fiscal year-end.	Cayman Islands law does not require an annual meeting of shareholders.	We do intend on holding an annual meeting of shareholders.
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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, advisory board members, employees (full- and part- time), and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. Furthermore, in consideration of the Holding Foreign Insiders Accountable Act, which became effective on March 18, 2026, our officers and directors are now subject to, and are complying with, the reporting requirements and short-swing profit rules of Section 16 of the Exchange Act. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

The Company recognizes that safeguarding our proprietary clinical data and intellectual property is paramount to our business viability. Accordingly, we have integrated cybersecurity risk management into our broader enterprise risk management framework. We employ robust, multi-layered processes to assess, identify, and manage material risks from cybersecurity threats. This includes utilizing industry-standard protective measures, endpoint detection systems, and engaging third-party cybersecurity experts to conduct periodic vulnerability assessments. Furthermore, we actively monitor our information systems and require strict data security compliance from our key clinical and operational service providers (including our CROs) to mitigate third-party risks. As of December 31, 2025, we are not aware of any risks from cybersecurity threats, including previous incidents, that have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition.

Governance

Our Board of Directors, executing its oversight function primarily through the Audit Committee, actively monitors risks from cybersecurity threats. Management provides periodic briefings to the Audit Committee regarding our overarching cybersecurity posture, emerging threat landscapes, and the operational efficacy of our risk mitigation protocols. Our executive management team, which includes individuals with extensive experience in technology and systems oversight (such as our CFO, Peter Lin, who holds a Master’s degree in Information Systems), is directly responsible for the daily assessment and management of cybersecurity operations and incident response readiness. These disclosures are tagged in Inline XBRL in accordance with SEC mandates.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit reports of Grant Thornton U.S. LLP and Marcum Asia CPAs LLP, independent registered public accounting firms, are included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No	Exhibit No.	Filing Date	Filed / Furnished

1.1	Sixth Amended and Restated Memorandum and Articles of Association of Apollomics Inc.	20-F	001-41670	1.1	March 31, 2023

2.1	Description of Securities.					*

4.1†	Form of Director and Officer Indemnification Agreement.	F-4	333-268525	10.13	February 21, 2023

4.2†	2023 Share Incentive Plan of Apollomics Inc.	20-F	001-41670	4.8	March 31, 2023

4.3††	Collaboration and License Agreement by and between Apollomics Inc. and RevMab Biosciences USA, Inc.	F-4	333-268525	10.5	February 21, 2023

4.4††	Data Sublicense Agreement by and between Crown Bioscience (Taichang), Inc. and CB Therapeutics Inc.	F-4	333-268525	10.6	February 21, 2023

4.7††	Development and License Agreement by and between Edison Oncology Holding Corp. and Apollomics Inc.	F-4	333-268525	10.7	February 21, 2023

4.8††	Tri-Party Agreement by and among Crown Bioscience (Taichang), Inc., CB Therapeutics Inc. and Genor Biopharma Co., Ltd.	F-4	333-268525	10.8	February 21, 2023

4.9††	Technology Transfer and Co-Development Agreement by and between Apollomics (Hong Kong), Limited, Nuance Biotech Inc., Nuance Biotech (Shenzhen) Co., Ltd. and Nuance Biotech (Nantong) Co., Ltd.	F-4	333-268525	10.9	February 21, 2023

4.10††	Amended and Restated License and Co-Development Agreement by and between TYG oncology Ltd. and Apollomics (Hong Kong) Limited.	F-4	333-268525	10.10	February 21, 2023

4.11	Second Amendment to Office Lease between Apollomics and Hudson Metro Center LLC	20-F	001-41670	4.11	March 28, 2024

4.12††	Tri-Party Agreement by and among Crown Bioscience (Taichang), Inc., CB Therapeutics Inc. and Chia Tai Tianqing Pharmaceutical Group Co., Ltd.	F-4	333-268525	10.14	February 21, 2023

4.13††	Collaboration Agreement by and between Apollomics and Beijing Pearl Biotechnology Co., Ltd.	F-4	333-268525	10.15	February 21, 2023

4.14	Warrant Agreement between Maxpro Capital Acquisition Corp. and Continental Stock Transfer & Trust Company.	F-4	333-268525	4.4	February 21, 2023

4.15	Warrant Assignment, Assumption and Amendment Agreement by and among Maxpro Capital Acquisition Corp., Apollomics Inc. and Continental Stock Transfer & Trust Company.	20-F	001-41670	2.3	March 31, 2023

		Incorporation by Reference
Exhibit No.	Description	Form	File No	Exhibit No.	Filing Date	Filed / Furnished

4.16	Registration Rights Agreement, by and among Apollomics Inc., Maxpro Capital Acquisition Corp., MP One Investment LLC and the individuals party thereto.	20-F	001-41670	4.5	March 31, 2023

4.17††	Collaboration and License Agreement by and between Apollomics Inc. and Launxp International Co., Ltd.	20-F	001-41670	4.17	April 3, 2025

4.18	Form of Subscription Agreement.	F-4	333-268525	10.5	February 21, 2023

4.19	Form of Subscription Agreement.	6-K	001-41670	10.1	September 3, 2025

4.20	Convertible Promissory Note, dated March 30, 2026, issued by Apollomics Inc. to Hung-Wen Chen.	6-K	001-41670	10.1	April 1,2026

4.21††

Form Settlement Agreement (Confidential Schedule to Tomlin Order), dated November 19,2025, by and among Apollomics Inc., TWVC Goldlink Partners Investment Limited, and TWVC Panglin Group Investment Limited

						*

4.22†	Form of Restricted Stock Unit Award Agreement					*

8.1	List of Subsidiaries.	20-F	001-41670	8.1	March 28, 2024

11.1	Insider Trading Policy.	20-F	001-41670	4.17	April 3, 2025

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Grant Thornton LLP					*
15.2	Consent of Marcum Asia CPAs LLP					*

99.7	Policy for the Recovery of Erroneously Awarded Compensation	20-F	001-41670	99.7	March 28, 2024	*
101.INS	XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document.					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan or arrangement.

†† Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit. The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

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

APOLLOMICS INC.
Date: April 24, 2026	By:	/s/ Hung-Wen (Howard) Chen
	Name:	Hung-Wen (Howard) Chen
	Title:	Chief Executive Officer

APOLLOMICS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Apollomics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Apollomics Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of loss and other comprehensive loss, shareholders’ deficit and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficit, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

New York, New York

April 24, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Apollomics Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Apollomics Inc. and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of loss and other comprehensive loss, shareholders’ (deficit) / equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and financial statement schedules included under Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS accounting standards issued by the International Accounting Standards Board.

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

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor from 2023 to 2024.

San Francisco, California

April 3, 2025

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

		As of December 31,
	NOTES	2025	2024
		$	$
Non-current assets
Plant and equipment, net	14	3	92
Right-of-use assets	15	577	927
Intangible assets, net	16	—	1,737
Rental deposits		83	75
Total non-current assets		663	2,831
Current assets
Deposits, prepayments and deferred expenses	18	470	501
Accounts receivable	6	2,305	—
Cash and cash equivalents	20	3,276	9,766
Total current assets		6,051	10,267
Total assets		6,714	13,098
Current liabilities
Other payables and accruals	21	6,117	7,166
Lease liabilities, current portion	22	209	233
Total current liabilities		6,326	7,399
Net current (liabilities) assets		(275)	2,868
Total assets less current liabilities		388	5,699
Non-current liabilities
Lease liabilities, non-current portion	22	434	733
Warrant liabilities at fair value through profit and loss (“FVTPL”)	28	124	102
Other non-current liabilities	23	3,018	—
Total non-current liabilities		3,576	835
Net (liabilities) assets		(3,188)	4,864
Equity
Share capital	25	21	11
Share premium		670,384	666,528
Reserves		38,169	39,148
Accumulated deficits		(711,762)	(700,823)
Total (deficit) equity		(3,188)	4,864

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(All amounts in thousands of U.S. Dollars (“$”), except for per share data)

		Years Ended December 31,
	NOTES	2025	2024	2023
		$	$	$
Revenue	6	8,500	—	—
Other income	7	494	1,489	1,217
Foreign exchange (losses) gains	8	(141)	145	1,191
Fair value change of financial assets at FVTPL	28	—	198	821
Fair value change of financial liabilities at FVTPL	28	(22)	222	1,597
Fair value change of convertible preferred shares	24	—	—	(76,430)
Research and development expenses		(5,531)	(24,566)	(34,193)
Administrative expenses		(12,442)	(17,768)	(20,641)
Impairment of intangible assets		(1,717)	(13,000)	—
Finance costs	9	(65)	(179)	(150)
Other expense	11	(12)	(140)	(46,003)
Loss before taxation		(10,936)	(53,599)	(172,591)
Income tax expenses	10	(3)	(259)	(10)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company		(10,939)	(53,858)	(172,601)
Loss per share
Basic and diluted ($)	13	(7.57)	(52.80)	(231.99)

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

(All amounts in thousands of $, except for share data)

	Share capital		Treasury Shares			Reserves
							Share-based
	Number of Shares	Amount	Number of Shares	Amount	Share premium	Other reserve	payment reserve	Accumulated deficit	Total
		$		$	$	$	$	$	$
						(note)
As of January 1, 2023	288,102	3	4,967	(68)	12,317	3,398	10,830	(474,600)	(448,120)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(172,601)	(172,601)
Forfeiture of vested share options (Note 26)	—	—	—	—	—	—	(198)	198	—
Exercise of share options (Note 25 and 26)¹	624	—	—	—	85	33	(33)	—	85
Restricted share awards vested (Notes 24 and 25) [2]	—	—	(4,967)	68	—	4	(4)	—	68
Business combination, net of redemptions (Note 25)	33,127	—	—	—	757	—	—	—	757
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares (Note 25)	544,210	6	—	—	588,285	—	—	—	588,291
IFRS 2 listing expense	—	—	—	—	45,524	—	—	—	45,524
Portion of PIPE issuance costs allocated to PIPE warrants	—	—	—	—	—	—	—	38	38
Post-closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs (Note 25)	2,300	—	—	—	261	—	—	—	261
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing ³	—	—	—	—	(7,105)	—	—	—	(7,105)
Issuance of post-closing Apollomics Class A ordinary shares upon the conversion of post-closing Apollomics Series A Preferred Shares (Note 25)	26,688	—	—	—	21,350	—	—	—	21,350
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	12,686	—	12,686
As of December 31, 2023	895,051	9	—	—	661,474	3,435	23,281	(646,965)	41,234
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(53,858)	(53,858)
Ordinary Shares issued to PIPE Investors, net of transaction costs	191,667	2	—	—	5,047	—	—	—	5,049
Exercise of share options	468	—	—	—	7	—	—	—	7
Ordinary Shares issued to employees for compensation	14,913	—	—	—	—	—	1,506	—	1,506
Ordinary Shares issued to board members for board fees	693	—	—	—	—	—	—	—	—
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	10,926	—	10,926
As of December 31, 2024	1,102,792	11	—	—	666,528	3,435	35,713	(700,823)	4,864
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(10,939)	(10,939)
Ordinary Shares issued to PIPE Investors, net of transaction costs (Note 25)	1,042,803	10	—	—	3,849	—	—	—	3,859
Exercise of share options (Note 26)	954	—	—	—	7	—	—	—	7
Ordinary Shares issued to board members for board compensation	556	—	—	—	—	—	—	—	—
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	(979)	—	(979)
As of December 31, 2025	2,147,105	21	—	—	670,384	3,435	34,734	(711,762)	(3,188)

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

2 All unvested restricted shares were milestone-based restricted shares held by the Chief Executive Officer of Apollomics which vested upon the Closing of the Business Combination.

3 The Maxpro Warrants assumed by Apollomics upon Closing were reclassified from equity to non-current liabilities due to a net share settlement feature, which precludes equity classification under IAS 32. The reclassification resulted in a reduction to equity

(share premium) of $7.1 million (as the warrants are no longer equity-classified upon Closing), an increase to warrant liability of $1.3 million, and a decrease to accumulated losses of $5.8 million. The decrease to accumulated losses is a result of remeasurement of the warrants as a result of their liability classification under IAS 32. As the $5.8 million in accumulated losses relates to Maxpro, these accumulated losses are reclassified to share premium (along with all other historical accumulated losses of Maxpro) as a result of the Business Combination and this reduction to share premium is included in the line titled, “Business Combination, net of redemptions” in the consolidated statements of changes in shareholders’ deficit above. As such, the net impact of the warrant reclassification on the consolidated statements of changes in shareholders’ deficit is to reduce share premium by $1.3 million ($7.1 million less $5.8 million) and the impact of the warrant reclassification on the consolidated statement of financial position as of December 31, 2023 is to increase warrant liabilities by $1.3 million and reduce share premium by $1.3 million. There is no impact to the consolidated statements of loss and other comprehensive loss as a result of the reclassification of the Maxpro Warrants outside of the recognition of the change in fair value of the Maxpro Warrants from March 29, 2023 to December 31, 2023.Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of $)

	Years ended December 31,
	2025	2024	2023
	$	$	$
OPERATING ACTIVITIES
Loss before taxation	(10,936)	(53,599)	(172,591)
Adjustments for:
Interest income	(152)	(198)	(821)
Depreciation of plant and equipment	26	52	83
Depreciation of right-of-use assets	209	289	566
Amortization of intangible assets	20	20	20
Impairment loss of intangible assets	1,717	13,000	—
Loss on disposal of fixed assets	15	18	188
Realized foreign currency gains (losses)	—	—	(21)
Fair value change of financial liabilities at FVTPL	22	(222)	(1,597)
Fair value change of preferred shares	—	—	76,430
IFRS 2 listing expense	—	—	45,524
Loss on lease termination	7	—	—
Portion of PIPE issuance costs allocated to PIPE warrants	—	—	38
Finance costs	65	193	122
Share-based payment expenses	(979)	10,926	12,685
Unrealized foreign currency loss	—	—	(258)
Operating cash flows before movements in working capital	(9,986)	(29,521)	(39,632)
(Increase) decrease in deposits, prepayments and deferred expenses	(2,283)	1,608	(932)
Increase (decrease) in other payables and accruals	1,903	(571)	(2,635)
NET CASH USED IN OPERATIONS	(10,366)	(28,484)	(43,199)
Taxation paid	(3)	(259)	(10)
NET CASH USED IN OPERATING ACTIVITIES	(10,369)	(28,743)	(43,209)
INVESTING ACTIVITIES
Interest received	152	198	821
Proceeds from redemption of long term time deposits with original maturity over three months	—	—	4,308
Proceeds from redemption of time deposits with original maturity over three months	—	—	2,872
Purchase of plant and equipment	—	(24)	(6)
Proceeds from disposal of fixed assets	48	4	58
Proceeds from disposal of financial assets at FVTPL	—	5,761	13,307
Payment for rental deposits	18	—	—
Refund of rental deposits	—	44	5
NET CASH PROVIDED BY INVESTING ACTIVITIES	218	5,983	21,365
FINANCING ACTIVITIES
Proceeds from PIPE Financing and Business Combination, net of transaction costs	3,859	5,049	20,249
Payment of deferred underwriting fees	—	—	(2,779)
Repayment of bank loans	—	(4,920)	—
Proceeds from bank loans	—	702	4,236
Proceeds from issue of shares upon exercise of share options	7	—	85
Interest expense	(65)	(193)	(122)
Repayment of lease liabilities	(125)	(170)	(444)
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,676	468	21,225
Effects of exchange rate changes on cash and cash equivalents	(15)	2	—
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,490)	(22,290)	(619)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	9,766	32,056	32,675
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3,276	9,766	32,056

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Restricted share awards vested	—	—	68
Accrued transaction costs	—	—	280
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares	—	—	588,285
Initial value of warrant liabilities arising from Maxpro note conversion and PIPE Financing in connection with the Closing Date of the Business Combination	—	—	629
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing	—	—	1,298
Reconciliation of movements in Right of use assets / Lease liability	142	792	—
Shares issued to employees for compensation	—	1,506	—
Cashless exercise of Warrants	—	7	—

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

1.
GENERAL INFORMATION

Apollomics Inc. (“Apollomics” or the “Company”) is a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs. Since the Company’s founding in 2015, the Company has built a pipeline of five drug candidates across 10 programs that focus on oncology, of which four drug candidates are in the clinical stage.

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

Name of subsidiaries	Place of incorporation or establishment/operation and date of incorporation/ establishment	Principal activities
Apollomics, Inc.	California, United States January 14, 2016	Research and development of drugs
Apollomics (Australia) Pty. Ltd.	Melbourne, Australia November 4, 2016	Research and development of drugs
Apollomics (Hong Kong) Limited	Hong Kong, China June 24, 2019	Management and administrative services
Zhejiang Crownmab Biotech Co., Ltd.	Hangzhou, China May 29, 2018	Research and development of drugs
Zhejiang Crown Bochuang Biopharma Co., Ltd.	Hangzhou, China May 29, 2020	Research and development of drugs
Project Max SPAC Merger Sub, Inc.	Delaware, United States August 19, 2022	Investment holding

2.
BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared based on the accounting policies set out in Note 4 which conform with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Group has incurred recurring losses and negative cash flows from operations since inception and had an accumulated loss of $711.8 million as of December 31, 2025. The Group recorded net liabilities of $(3.2) million as of December 31, 2025. The Group regularly monitors its current and expected liquidity requirements and, as needed, updates its operating plans, to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term.

Based on our evaluation of conditions and events as of December 31, 2025, management has determined that substantial doubt exists about the Company’s ability to continue as a going concern. As of that date, we had cash and cash equivalents of $3.3 million, a history of recurring losses and negative shareholders’ equity, and limited liquidity relative to our operating requirements. Although we implemented cost-reduction initiatives beginning in early 2024 and continuing through 2025, and expect liquidity support from financing activities and strategic partnerships, our existing cash resources are not sufficient to meet our obligations as they come due for at least twelve months from the end of the reporting period. Management’s plans to address this shortfall include raising additional capital through equity or debt financing and generating cash inflows from strategic partnerships; however, these plans are

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

not contractually committed, are subject to external factors and there can be no assurance that it will be available on acceptable terms, or at all. These conditions indicate the existence of material uncertainties that may cast substantial doubt on the Company’s ability to continue as a going concern.

Notwithstanding these material uncertainties, the accompanying financial statements have been prepared on a going concern basis of accounting and do not include any adjustments to the carrying amounts and classification of assets and liabilities that may be necessary in the event that the Company is no longer able to continue its operations as a going concern.

In connection with a reverse stock split of 100-to-1 effective on November 14, 2024, all shares and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split.

3.
NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

New accounting standards, interpretations, and amendments adopted by the Group starting January 1, 2025:

For the purposes of preparing and presenting the consolidated financial statements, the Group has consistently applied the accounting policies which conform with the IFRSs and International Accounting Standards (“IASs”). The following new accounting standards, interpretations and amendments were adopted starting January 1, 2024:

•
Amendments to IFRS 3 - Reference to the Conceptual Framework
•
Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use
•
Amendments to IAS 21 - The Effect of Changes in Foreign Exchange Rates
•
IFRIC Agenda Decision – Guarantees Issued on Obligations of Other Entities

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

New accounting standards, interpretations and amendments issued but not yet effective:

New and amended standards and interpretations issued but not yet effective as of the date of issuance of the Group’s consolidated financial statements are as follows:

•
IFRS 18 - Presentation and Disclosure in Financial Statements. This standard introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as Operating Profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures (MPMs) used in public communications outside the financial statements. It is effective for annual periods beginning on or after January 1, 2027, with retrospective application in accordance with IAS 8, subject to specific transitional reliefs.
•
IFRS 19 - Subsidiaries without Public Accountability. This optional standard that applies to entities without public accountability, but whose parents prepare consolidated financial statements under IFRS, aiming to reduce disclosure burdens for qualifying subsidiaries, allowing them to apply reduced disclosure requirements instead of full IFRS. The standard is effective for annual periods beginning on or after January 1, 2027.
•
Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency. The amendments are effective for reporting periods beginning on or after January 1, 2027.

The Group intends to adopt these new standards, amendments and interpretations, if applicable, when they become effective; and does not expect them to have a material impact on its financial statements.

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

Revenue from contracts with customers

The Group may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of its product candidates. These arrangements may contain multiple components, such as (i) licenses, and (ii) the manufacturing of certain materials. Payments pursuant to these arrangements may include non-refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of product at certain agreed-upon amounts, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under a collaboration or license agreement, the Group performs the following steps for agreements that are in scope of IFRS 15 Revenue from contracts with

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

customers (“IFRS 15”): (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are capable of being distinct; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue as the Group satisfies each performance obligation.

The Group must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price may include such estimates as forecasted revenues and costs, development timelines, discount rates and probabilities of regulatory and commercial success. The Group also applies significant judgment when evaluating whether contractual obligations represent distinct performance obligations, allocating transaction price to performance obligations within a contract, determining when performance obligations have been met, and assessing the recognition and future reversal of variable consideration.

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

The Company assesses the progress of each of the research and development projects and determines whether the criteria are met for capitalization. During the years ended December 31, 2023, 2024 and 2025, all the related development costs are expensed when incurred.

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

The carrying amount of intangible assets not ready for use as at December 31, 2024 and 2025, were $1.5 million and nil, respectively. The impairment loss recognized during the years ended December 31, 2023, 2024 and 2025 amounted to nil, $13.0 million, and $1.7 million, respectively.

Fair value of convertible preferred shares

The convertible preferred shares of the Company are measured at fair value for financial reporting purpose. No quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by the management with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experience in valuation of similar financial instruments. The fair value of these financial liabilities is established by using valuation techniques as disclosed in Note 28. Valuation techniques are certified by the valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established by the valuer make the maximum use of market inputs and rely as little as possible on the Group’s specific data. However, it should be noted that some inputs, such as the underlying share value of the Company, possibilities under different scenarios such as initial public offerings (“IPO”) and time to liquidation require management estimates. The estimates and assumptions by the management of the Company are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of the financial liabilities at FVTPL. The fair values of the convertible preferred shares which are classified as financial liabilities at FVTPL as at December 31, 2024 and 2025 were nil and nil, respectively. Upon the IPO in 2023, all the pre-closing Apollomics convertible preferred shares converted into Post-Closing Apollomics Ordinary Shares. The fair value loss recognized in the profit or loss during the years ended December 31, 2023, 2024 and 2025 amounted to $76.4 million, nil, and nil, respectively.

6.
REVENUE AND SEGMENT INFORMATION

Revenue

In March 2025, Apollomics entered into an agreement for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) of vebreltinib, Apollomics’ proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of non-small cell lung cancer (“NSCLC”) and other tumor types with LaunXP International Co., Ltd.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

(“LaunXP”). Under the terms of the LaunXP agreement (“the Agreement”), Apollomics is to receive upfront payments totaling $10 million. Apollomics is also eligible for regulatory and other pre-commercial milestone payments of up to $50 million, and royalties on net product sales at a rate of 11%. Such royalties are payable on a Licensed Product-by-Licensed Product and Region-by-Region basis from first commercial sale and continue, in each case, until the latest of patent expiration, expiration of regulatory exclusivity, or fifteen years following first commercial sale in the applicable region. LaunXP will be primarily responsible for the development of vebreltinib in combination with an EGFRi in the LaunXP territory (all countries in Asia other than mainland China, Hong Kong and Macau) for the treatment of NSCLC.

The Group determined that the Agreement and the supply activities and materials transfer fall within the scope of IFRS 15. In calculating the transaction price, it determined the following two performance obligations under the agreement: (i) provide exclusive license and (ii) provide initial drug supply.

The Group allocated the transaction price to the performance obligations as of December 31, 2025 as follows:

	Transaction price	Revenue recognized for the twelve months ended December 31, 2025	Cumulative revenue recognized as of December 31, 2025
(In thousands)
License	$8,500	$8,500	$8,500
Initial supply	1,500	—	—
	$10,000	$8,500	$8,500

For each of the performance obligations described above, the Group has determined the following methods of revenue recognition:

License: The Group recognizes revenue from the license at a point in time. Upon signing the LaunXP Agreement and transferring the license know-how, the Group no longer has any rights to the license in the LaunXP territory, and the Group does not have the obligation to improve, modify or update the license transferred. As such, there is no significant continued involvement in the license provided. LaunXP can begin to use and benefit from the license after the effective date of the Agreement and transfer of the license know-how as they are now the ‘owner’ of the underlying patents and know-how in the LaunXP territory. The transaction price allocated to the license performance obligation was determined using the residual approach, as the standalone selling price of the license is highly variable. In connection with the license performance obligation, the Group recognized revenue of $8.5 million for the year ended December 31, 2025.

Initial clinical supply: The Group is responsible for providing LaunXP with the initial clinical trial drug supply. It is obligated to transfer this initial supply to LaunXP in accordance with the development plan. The Group has not transferred the initial supply of drug product to LaunXP as of December 31, 2025, and therefore has not triggered the recognition of revenue at the point in time.

As of December 31, 2025, the Group had received $6.2 million of the upfront payment and had recorded $2.3 million in accounts receivable on the consolidated statements of financial position. The Group expects the remaining $2.3 million to be received within twelve months from December 31, 2025.

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

7.
OTHER INCOME

------------------------------------------------------------------------------------------------------------------------------------------

	Years Ended December 31,
	2025	2024	2023
Interest income	$152	$480	$753
Government grants (note i)	279	301	464
Other income	63	708	—
Total	$494	$1,489	$1,217

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Notes:

(i)
Included in the government grants are amounts of Australian Dollar (“AUD”) AUD 635 thousand (equivalent to approximately $408 thousand), AUD 460 thousand (equivalent to approximately $301 thousand), and AUD 423 thousand (equivalent to approximately $279 thousand), representing the unconditional subsidies from the Australian government specifically for supporting the research and development activities carried out in Australia for the years ended December 31, 2023, 2024, and 2025, respectively. The remaining amounts represent government subsidies in relation to the research and development activities in the US and the PRC. All the government grants provide immediate financial support with no future related expenses or other obligations.
8.
FOREIGN EXCHANGE GAINS AND LOSSES

	Years ended December 31,
	2025	2024	2023
Foreign exchange gains (losses), net	$(141)	$145	$1,191

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

The Company has not entered into any derivative contracts to hedge against its exposure to currency risk during the three years ended December 31, 2023, 2024 or 2025. However, management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

9.
FINANCE COSTS

	Years ended December 31,
	2025	2024	2023
Interest expenses on lease liabilities	$65	$179	$150

10.
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

The PRC enterprises income tax (“EIT”) is calculated at the prevailing tax rate on the taxable income of the subsidiaries operating in the PRC. Under the Law of the PRC on EIT (the “EIT Law”) and Implementation Regulation of the EIT Law, the applicable tax rate of the PRC subsidiaries is at 25% during the years ended December 31, 2023, 2024 and 2025.

Under the Treasury Law Amendment (Enterprise Tax Plan Base Rate Entities) Bill 2018 of Australia, qualifying base rate entities that meet aggregate turnover threshold can be eligible for a lower corporate tax rate. Upon assessment on the base rate entity qualification on an ongoing basis, Apollomics (Australia) Pty. Ltd., a wholly-owned subsidiary of the Company, applies a corporate tax rate of 25%, 25% and 25% for the years ended December 31, 2023, 2024 and 2025, respectively.

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for a Hong Kong incorporated subsidiary.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

	Years ended December 31,
	2025	2024	2023
US CIT
— current year	$3	$259	$10
— over-provision in respect of prior years	—	—	—
Deferred tax (Note 17)	—	—	—
	$3	$259	$10

Other than the subsidiary operating in the US, no provision for income taxation has been made as the Company and the other subsidiaries either had no assessable profit or incurred tax losses in the PRC, Australia and Hong Kong for the years ended December 31, 2023, 2024 and 2025.

The income tax (credit) expense for the years ended December 31, 2023, 2024 and 2025 can be reconciled to the loss before taxation per the consolidated statements of loss and other comprehensive loss as follows:

	Years ended December 31,
	2025	2024	2023
Loss before taxation	$(10,936)	$(53,599)	$(172,591)
Tax at the US federal tax rate of 21%	(2,295)	(11,253)	(36,244)
Tax effect of expenses not deductible for tax purpose	67	332	568
Tax effect of income not taxable for tax purpose	—	—	—
Tax effect of additional qualified expenses deductible for tax purpose (note)	(284)	(919)	(741)
Tax effect of R&D Credits	142	623	(2,311)
Tax effect of tax losses not recognized	(347)	5,513	10,277
Tax effect of foreign tax differential rates	2,720	3,828	28,461
Tax effect of intangible impairment	—	2,135	—
Income tax expense for the year	$3	$259	$10

Note: The amount represents additional 100% income tax deduction in respect of qualifying research and development expenditures incurred for the year.

11.
LOSS FOR THE YEAR

---------------------------------------------------------------------------------------------------------------------------------------

	Years ended December 31,
	2025	2024	2023
Loss for the year has been arrived at after charging:
Staff costs:
Salaries and other allowances	$1,459	$8,411	$10,356
Retirement benefits scheme contributions	14	219	499
Share-based payment expenses	(979)	10,926	12,685
Total staff costs	494	19,556	23,540
Depreciation of plant and equipment	26	52	87
Amortization of right-of-use assets	209	289	587
Amortization of intangible assets	20	20	20
Impairment loss of an intangible asset	1,717	13,000	—
Other expense (note)	12	140	46,003

Note: For the year ended December 31, 2023, the other expense also includes expenses incurred in connection with the Business Combination.

12.
DIVIDENDS

No dividend was declared or paid by the Company during the years ended December 31, 2023, 2024 and 2025, nor has any dividend been proposed since the end of the year ended December 31, 2025.

13.
LOSS PER SHARE

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The calculations of the basic and diluted loss per share are based on the following data:

	Years ended December 31,
	2025	2024	2023
Loss:
Loss for the year attributable to owners of the Company for the purpose of calculating basic and diluted loss per share	$(10,939)	$(53,858)	$(172,601)
Number of shares (‘000):
Weighted average number of ordinary shares for the purpose of calculating basic and diluted loss per share	1,446	1,020	744
Loss per share – Basic and diluted $	$(7.57)	$(52.80)	$(231.99)

As of December 31, 2024 and 2025, share options outstanding and the private and public warrants were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2025	2024	2023
Share options	92,073	186,366	119,071
Apollomics private warrants	619,400	619,400	619,400
Apollomics public warrants	10,350,000	10,350,000	10,350,000

14.
PLANT AND EQUIPMENT

	Leasehold improvements	Furniture and other equipment	Total
COST
As of January 1, 2024	$135	$430	$565
Additions	36	23	59
Disposals	(47)	(62)	(109)
As of December 31, 2024	124	391	515
Disposals	(36)	(303)	(339)
As of December 31, 2025	$88	$88	$176
ACCUMULATED DEPRECIATION
As of January 1, 2024	$(132)	$(272)	$(404)
Accumulated depreciation removal for disposals	29	8	37
Provided for the year	(16)	(40)	(56)
As of December 31, 2024	(119)	(304)	(423)
Accumulated depreciation removal for disposals	36	240	276
Provided for the year	(5)	(21)	(26)
As of December 31, 2025	$(88)	$(85)	$(173)
CARRYING VALUES
As of December 31, 2024	$5	$87	$92
As of December 31, 2025	$-	$3	$3

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

15.
RIGHT-OF-USE ASSETS

		Plant and
	Offices	equipment	Total
COST
As of January 1, 2024	$2,574	$25	$2,599
Additions	911	—	911
Derecognized upon end of lease term	(2,503)	(13)	(2,516)
As of December 31, 2024	982	12	994
Derecognized upon end of lease term	(71)	(12)	(83)
As of December 31, 2025	911	—	911
ACCUMULATED DEPRECIATION
As of January 1, 2024	(2,160)	(14)	(2,174)
Provided for the year	(126)	(21)	(147)
Derecognized upon end of lease term	2,226	28	2,254
As of December 31, 2024	(60)	(7)	(67)
Provided for the year	(205)	(4)	(209)
Derecognized upon end of lease term	(69)	11	(58)
As of December 31, 2025	(334)	—	(334)
CARRYING VALUES
As of December 31, 2024	$922	$5	$927
As of December 31, 2025	$577	$-	$577

The right-of-use assets are depreciated over the lease terms using straight-line method.

	Years ended December 31,
	2025	2024	2023
Expense relating to short-term leases	$48	$67	$122
Total cash outflow for leases	$190	$363	$566

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

The Group regularly entered into short-term leases for plant and equipment and laboratory premises. As of December 31, 2024 and 2025, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above.

Restrictions or covenants on leases

In addition, lease liabilities of $966.0 thousand and $643.0 thousand are recognized with related right-of-use assets of $927.0 thousand and $577.0 thousand as of December 31, 2024 and 2025, respectively. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

16.
INTANGIBLE ASSETS

	Patent rights (available for use)	Patent rights (not yet available for use)	Total
	(note i)	(note ii)
COST
As of January 1, 2023 and 2024	$375	18,500	$18,875
Addition	—	—	—
As of December 31, 2025	375	18,500	18,875
AMORTIZATION AND IMPAIRMENT
As of January 1, 2023	(97)	(4,000)	(4,097)
Charge for the year	(21)	—	(21)
As of December 31, 2023	(118)	(4,000)	(4,118)
Charge for the year	(20)	—	(20)
Impairment loss recognized	—	(13,000)	(13,000)
As of December 31, 2024	(138)	(17,000)	(17,138)
Charge for the year	(20)	—	(20)
Impairment loss recognized	(217)	(1,500)	(1,717)
As of December 31, 2025	(375)	(18,500)	(18,875)
CARRYING VALUES
As of December 31, 2023	$257	$14,500	$14,757
As of December 31, 2024	$237	$1,500	$1,737
As of December 31, 2025	$-	$-	$-

Notes:

(i)
The patent rights grant the Group the right to use certain scientific data for research and manufacture of pipelines, namely APL-501, APL-502 and APL-509. During the years ended December 31, 2023, 2024 and 2025, patent rights with carrying amount of nil, nil, and $0.2 million were impaired, respectively. For these patent rights, as they were acquired in connection with the development and manufacturing of certain biologic product candidates, which was subsequently determined to not align with future operational and strategic objectives. Accordingly, the Group has fully impaired the patent rights with reference to their respective recoverable amounts determined on value in use calculations.
(ii)
These patent rights are not yet available for use by the Group as the Group is still undergoing pre-clinical study application or clinical trials on the relevant drugs in designated territories under the patent rights and has yet to obtain regulatory approval for the new drug to be launched to the market. The patent rights are tested for impairment annually and whenever there is an indication that they may be impaired. Amortization will commence when the patent rights are available for use (i.e. when they are ready for commercialization and have obtained the regulatory new drug application approval in the designated territories) by the Group. During the years ended December 31, 2023, 2024 and 2025, patent rights with carrying amount of nil, $13.0 million, and $1.5 million were impaired, respectively. For these patent rights, as they were acquired for combination trial of an existing drug candidate, which was subsequently replaced by another formulation, or acquired for self-development that the Group cannot proceed further research due to the failure in providing drug supplies by the original vendor according to the agreement. Accordingly, the Group has fully impaired the patent rights with reference to their respective recoverable amounts determined on value in use calculations.

The patent rights (available for use) have finite lives and are amortized on a straight-line basis. The useful lives of patent rights ranged between 10 to 18 years for the years ended December 31, 2023, 2024 and 2025. The useful lives of patent rights were determined by the management of the Group taking into account the period over which the patent rights are expected to be available for use by the Group and the stability of the industry.

17.
DEFERRED TAXATION

For the purpose of presentation in the consolidated financial statements, the deferred tax assets and liabilities have been offset.

The major deferred tax assets (liabilities) recognized and movements thereon during the years ended December 31, 2023, 2024 and 2025 are as follows:

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

	Accelerated tax depreciation	Accrual	Total
As of January 1, 2023	$(51)	$51	$—
Credit (charge) to profit or loss (Note 10)	40	(40)	—
As of December 31, 2023	(11)	11	—
Credit (charge) to profit or loss (Note 10)	6	(6)	—
As of December 31, 2024	(5)	5	—
Credit (charge) to profit or loss (Note 10)	4	(4)	—
As of December 31, 2025	$(1)	$1	$—

The Group had unused tax losses, temporary differences and unused tax credits of $134,868 thousand, $12,976 thousand, and $6,000 thousand, respectively, as of December 31, 2025. No deferred tax asset has been recognized due to the unpredictability of future profit streams. As of December 31, 2024 and 2025, the unrecognized tax losses and temporary differences will be carried forward and expire in years as follows:

	As of December 31,
	2025	2024
Unused tax losses
2025	$—	$4,936
2026	9,039	9,039
2027	9,449	9,449
2028	10,159	10,159
2029	9,122	8,383
2030	1,965	—
Indefinite	95,134	85,181
Total unused tax losses	$134,868	$127,147
Tax effected deductible temporary differences
Indefinite	12,976	16,128
	$12,976	$16,128

As of December 31, 2025 the unused credits will be carried forward and expire in years as follows:

Unused tax credits
2038	$62
2039	229
2040	1,320
2041	1,800
2042	2,589
Total unused tax credits	$6,000

Management has estimated the expected outcome of the disputes by using the expected value method to determine the provisions for uncertain tax treatment. The Group reported uncertain tax treatment of $1,700 thousand and $1,700 thousand as of December 31, 2024 and as of December 31, 2025, respectively, netted in the deferred tax assets, that are not recognized in the financial statements.

18.
DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

---------------------------------------------------------------------------------------------------------------------------------------

	As of December 31,
	2025	2024
Other prepayments	$285	$360
Value-Added Tax recoverable	185	127
Deposits	—	14
	$470	$501

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

19.
SHORT TERM BANK LOANS

In November 2023 the Company established two lines of credit totaling RMB 80 million (approximately $11.2 million) with two banks in China. Against one line of credit of RMB 50 million (approximately $7.0 million) the Company drew down RMB 20 million (approximately $2.8 million) for 8 months due July 2024 at 3.7% interest. Against the second bank’s line of credit of RMB 30 million (approximately $4.2 million) the Company drew down RMB 10 million (approximately $1.4 million) for 6 months due May 2024 at 3.2% interest. In May 2024 the Company paid off the second bank’s loan of RMB 10 million (approximately $1.4 million) and in June 2024 the Company drew down an additional RMB 5 million (approximately $0.7 million) for 1 month due in July 2024 at 3.2%. In July 2024 the Company paid off RMB 20 million (approximately $2.8 million) from the first bank’s loan and RMB 5 million (approximately $0.7 million) from the second bank’s loan. There were no outstanding loans as of December 31, 2024 and 2025, respectively.

20.
CASH AND CASH EQUIVALENTS

Bank balances earned interest at prevailing market interest rates ranging from 0% to 5.1% for the year ended December 31, 2024 and from 3.6% to 4.3% for the year ended December 31, 2025, respectively.

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

21.
OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2025	2024
Payables in respect of research and development expenses	$1,786	$1,248
Accrued salaries and bonuses	28	785
Accrued other expenses	4,303	5,133
	$6,117	$7,166

22.
LEASE LIABILITIES

	As of December 31,
	2025	2024
Lease liabilities payable:
Within one year	$209	$233
More than one year, but not exceeding two years	186	484
More than two years, but not exceeding five years	248	249
	643	966
Less: Amount due for settlement within 12 months shown under current liabilities	(209)	(233)
Amount due for settlement after 12 months shown under non-current liabilities	$434	$733

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The weighted average incremental borrowing rates applied to lease liabilities range from 4.75% to 6.65% during the years ended December 31, 2024 and 2025.

23.
OTHER NON-CURRENT LIABILITIES

On November 19, 2025, the Group entered into a settlement agreement to fully resolve and conclude all matters related to legal proceedings previously filed in the Grand Court of the Cayman Islands by two minority investors. Under the terms of the agreement, the Group agreed to pay $5.0 million in cash and approximately $0.9 million in associated legal expenses.

As of December 31, 2025, $4.0 million of the settlement obligation remains unpaid. Based on the payment due dates, $1.0 million of the settlement obligation is included in other payables and accruals, with the remaining $3.0 million classified as other non-current liabilities as of December 31, 2025.

24.
CONVERTIBLE PREFERRED SHARES

In prior fiscal years, we were dependent upon our convertible preferred shares as significant sources of liquidity. All of these converted as of March 29, 2023 in connection with the closing of the Company’s qualified initial public offering (“QIPO”). As of March 29, 2023, the applicable conversion ratio was 1:1.

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

Presentation and Classification

The Company elected to designate the Preferred Shares as financial liabilities at FVTPL as a whole. The fair value change of the Preferred Shares is charged/credited to fair value change of Preferred Shares in profit or loss except for the portion attributable to credit risk change which shall be charged/credited to other comprehensive income, if any. The fair value change recognized in profit or loss includes any interest paid, if any, on the financial liabilities. The management of the Company considered that there is insignificant credit risk change on the financial liabilities that drives the fair value change of the Preferred Shares during the years ended December 31, 2023.

The movement of the Preferred Shares at the end of the year ended December 31, 2023 is as follows:

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Preferred shares
As of January 1, 2023	$511,861
Change in fair value	76,424
Conversion of convertible preferred shares into post-closing ordinary shares	(588,285)
As of December 31, 2023	$—

On March 29, 2023, all the preferred shares were converted into common shares, and therefore as of December 31, 2023, 2024, and 2025, respectively, there are no longer any preferred shares.

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

In addition to the underlying share value of the Company determined by Black-Scholes model, other key valuation assumptions used in the OPM model to determine the fair value of the Preferred Shares are as follows:

2023
Time to liquidation	0.25 years
Risk-free rate	3.64%
Expected volatility (note)	73%
Dividend yield	0%
Possibility under IPO scenario	100%
Possibility under liquidation scenario	0%

Note: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

25.
SHARE CAPITAL/TREASURY SHARES

Share capital

The share capital as of January 1, 2023, December 31, 2024 and 2025 have been presented to give effect to the Business Combination of March 29, 2023 and the recapitalization at the exchange ratio of 0.071679, except for the authorized shares, and these are as follows:

		Number of	Par value
	Notes	shares	per share	Amount
Authorized:
As of December 31, 2025		130,000,000		$1,300
Issued and fully paid:
As of January 1, 2023		288,102		3
Exercise of share options vested	(i)	624	0.01	—
Business combination, net of redemptions		33,127	0.01	—
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares		544,210	0.01	6
Post-closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs		2,300	0.01	—
Issuance of post-closing Apollomics Class A Ordinary Shares upon the conversion of post-closing Apollomics Series A Preferred Shares		26,688	0.01	—
As of December 31, 2023		895,051		9
Issuance of shares upon exercise of warrants	(ii)	468	0.01	—
Shares issued to PIPE Investors, net of transaction costs		191,667	0.01	2
Shares issued to employees for compensation		14,913	0.01	—
Shares issued to board members for board fees		693	0.01	—
As of December 31, 2024		1,102,792		11
Exercise of share options vested	(iii)	954	0.01	—
Shares issued to PIPE Investors, net of transaction costs		1,042,803	0.01	10
Shares issued to board members for board compensation		556	0.01	—
As of December 31, 2025		2,147,105		21

All the ordinary shares and restricted shares issued during the years ended December 31, 2023, 2024, and 2025 rank pari passu with the existing shares in all respects.

Notes:

(i)
During the year ended December 31, 2023, share option holders exercised their rights to subscribe for 624 ordinary shares made up as follows: 389, 162, 41 and 32 ordinary shares in the Company at an exercise price of $28.00, $293.00, $363.00 and $432.00 per share, respectively.
(ii)
During the year ended December 31, 2024, share option holders did not exercise their rights to subscribe for ordinary shares.
(iii)
During the year ended December 31, 2025, share option holders exercised their rights to subscribe for 954 ordinary shares made up as follows: 155, 37, 530, 124 and 108 ordinary shares in the Company at an exercise price of $14.11, $14.59, $15.24. $21.45 and $20.96 per share, respectively.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

Treasury shares

	Number of	Subscription
	treasury	price per
	shares	share	Amount
As of January 1, 2023	4,967		68
Early exercised share options vested	(4,967)	363.00	(68)
As of December 31, 2023	—		—
Early exercised share options vested	—		—
As of December 31, 2024	—		—
Early exercised share options vested
As of December 31, 2025	—		—

Treasury shares represented unvested restricted shares granted to the directors of the Company and an employee of the Group and the unvested restricted shares issued upon the early exercise of share options as elected by the director of the Company during the vesting period. As of December 31, 2024 and 2025, respectively, there were no treasury shares outstanding.

26.
SHARE-BASED PAYMENT TRANSACTIONS

On July 19, 2016, the shareholders of the Company approved the adoption of the 2016 equity incentive plan (the “2016 Plan”) for the purpose of securing and retaining employees, directors and consultants of the Company, providing incentives for them to exert maximum efforts for the success of the Company and any affiliate and providing means by which such persons may benefit from increases in value of the ordinary shares of the Company. No further awards will be made under the 2016 Plan; however, awards outstanding under the 2016 Plan will continue to be governed by their existing terms. As of December 31, 2025, there were outstanding options to purchase 59,241 of our Class A Ordinary Shares with a weighted average exercise price of $419.60, 56,618 of which were vested and exercisable, and 2,623 outstanding unvested restricted shares.

The 2016 Plan provided for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards.

In connection with the Business Combination, the Apollomics Board adopted the 2023 Incentive Award Plan (as amended from time to time), which is referred to in this Annual Report as the “2023 Incentive Plan” and became effective as of the Closing. The 2023 Incentive Plan allows the Company to make equity and equity-based incentive awards to officers, employees, non-employee directors and consultants and affiliates. The Board anticipates that providing such persons with a direct stake in the Company will assure a closer alignment of the interests of such individuals with the Company’s interests and the interests of its shareholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company and its affiliates. As of December 31, 2025, there were outstanding options to purchase 32,831 of our Class A Ordinary Shares with a weighted average exercise price of $66.09, 23,893 of which were vested and exercisable, and 8,938 outstanding unvested restricted shares.

Restricted share awards

Under guidance for share-based compensation, the fair value of the Company’s restricted share awards is based on the grant date fair value of the Company’s Class A Ordinary Shares. During the year ended December 31, 2025, all restricted share awards were granted with no purchase price. The weighted-average grant date fair value of the restricted share awards was nil during the year ended December 31, 2025.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The total expense recognized in the consolidated statements of loss and other comprehensive loss for the restricted shares granted was approximately nil, nil and nil, for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table summarizes the Group’s restricted shares movement during the years ended December 31, 2023, 2024 and 2025:

	2025	2024	2023
	Number of unvested restricted shares	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding at January 1,	—	—	4,967
Vested	—	—	(4,967)
Outstanding at December 31,	—	—	—

The range of subscription price for the restricted shares in 2023 was $0.30 to $1.00 per share. The time-based restricted shares shall be entirely vested ratably on a monthly basis over 48-months vesting period or with 25% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over 36-months vesting period. The milestone-based restricted shares were to vest upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition. During the years ended December 31, 2023, 2024 and 2025, 4,967, nil, and nil milestone-based restricted shares vested, respectively.

Share options

The following table discloses movements of the Company’s share options under the 2016 and 2023 Plans held by grantees during the years ended December 31, 2023, 2024 and 2025:

	2025		2024		2023
	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price
Outstanding at January 1,	186,367	$289.206	119,072	$462.205	97,296	$302.739
Options granted	64,768	6.114	133,999	77.059	30,483	963.810
Exercised	(954)	6.985	—	—	(624)	139.682
Forfeited	(80,819)	76.887	(55,544)	151.835	(8,083)	57.005
Expired	(77,289)	272.308	(11,160)	3.235	—	—
Outstanding at December 31,	92,073	293.544	186,367	289.206	119,072	462.205
Exercisable at the end of the year	80,511		117,755		78,595

No share options granted in the above table under both the 2016 and 2023 Plans will be exercisable after the expiration of 10 years from the date of its grant.

The share options outstanding as of December 31, 2023, 2024 and 2025 had a weighted average remaining contractual life of 6.25 years, 5.50 years, and 5.50 - 6.02 years, respectively. During the years ended December 31, 2023, 2024 and 2025, the weighted average fair value of the share options granted were $713.00 per share, $60.42 per share, and $4.98 per share, respectively. The time-based share options will be vested ratably on a monthly basis over a range of a 24 month to 48 month vesting period or with 50% or 25% vested on the first anniversary of the vesting inception date and the remaining portion vested ratably on a monthly basis over the remaining 12 months to 36 months vesting period.

The Option Pricing Model (“OPM”) was used to determine the fair value of the option granted.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

The key inputs into the model were as follows:

	Years ended December
	2025	2024	2023
Grant date option fair value per share	$4.77-5.44	$60.42	$14.00-712.70
Exercise price	$6.09-6.2044	$77.00	$94.00-1,001.00
Expected volatility (note i)	94.8%-126.9%	97%	73%
Expected life	5.50-6.02 years	5.500 years	6.250 years
Risk-free rate	3.99%-4.00%	4.18%	3.67%
Expected dividend yield	—%	—%	—%

Note: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expenses recognized in the consolidated statements of loss and other comprehensive loss for share options and restricted stocks granted under the 2016 and 2023 Plans are approximately $12.7 million, $10.9 million, and $(1.0) million for the years ended December 31, 2023, 2024 and 2025, respectively. The negative expense recognized in 2025 was primarily attributable to the reversal of previously recognized share-based compensation expense resulting from forfeitures upon employees and management departures during the year.

Restricted stock

There was no restricted stock issued under the 2016 Plan during the years ended December 31, 2024 and 2025 and the Company will not make any further awards under the 2016 Plan. Under the 2023 Plan, the following table discloses movements of the Company’s restricted stock under the 2023 Plan for the year December 31, 2025.

	Year ended December 31, 2025
	Number of restricted stocks	Weighted- average exercise price
Outstanding at January 1, 2025	1,108	$541.00
Restricted stock granted	4,194	6.20
Restricted stock vested	(556)	541.00
Restricted stock forfeited	(3,210)	75.17
Outstanding at December 31, 2025	1,536	$54.25

27.
CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged throughout the years ended December 31, 2023, 2024 and 2025.

The capital structure of the Group consists of net debt, which includes lease liabilities as disclosed in Note 22, net of cash and cash equivalents, and equity attributable to owners of the Company, comprising issued share capital, share premium, accumulated losses and various reserves.

The Group regularly reviews the capital structure from time to time. As part of this review, the Group considers the cost of capital and the risks associated with each class of capital. The Group may balance its overall capital structure through the payment of dividends, new share issues as well as raising new debt or redemption of existing debts.

28.
FINANCIAL INSTRUMENTS

Fair value of the Group's financial liabilities that are measured at fair value on a recurring basis.

Some of the Group's financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation techniques and inputs used).

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

	Fair value as of				Significant	Relationship of
	December 31,		Fair value	Valuation technique(s) and key	unobservable	unobservable inputs
	2025	2024	hierarchy	inputs	inputs	to fair value
Financial liabilities
Maxpro public warrants assumed by Apollomics (Note 5)	115	95	Level 1	The public warrants are traded on the Nasdaq, the valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities	N/A	N/A
Maxpro private warrants assumed by Apollomics, and Private warrants issued in connection with the conversion of the promissory note payable to the Maxpro Sponsor (Note 5)	7	6	Level 2	Private warrants are considered to be economically equivalent to the public warrants. As such, the valuation of the public warrants was used to value the private warrants	N/A	N/A
Penny warrants (Note 5)	2	1	Level 3	Black-Scholes model - the key inputs are: underlying share price, expected life in years, risk-free rate, expected volatility, and exercise price	N/A	N/A
Total warrant liabilities:	$124	$102

Financial risk factors

The Group’s major financial instruments include rental deposits, financial asset at FVTPL, time deposits with original maturity over three months, cash and cash equivalents, other payables. Historically, the Group’s financial liabilities also included those arising from unvested restricted shares and convertible preferred shares. Details of the financial instruments are disclosed in respective notes. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit and counterparty risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Company manage and monitor these exposures to ensure appropriate measures are implemented on a timely and effective manner.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of December 31,		As of December 31,
	2025	2024	2025	2024
Renminbi (“RMB”)	$1,087	$3,069	$538	$1,286
Australian Dollars (“AUD”)	1,443	1,257	1,073	949
	$2,530	$4,326	$1,611	$2,235

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

	2025	2024	2023
Impact of RMB on loss for the year	$576	$1,872	$659
Impact of AUD on loss for the year	389	323	26

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the years ended December 31, 2023, 2024 and 2025.

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

The Group’s internal credit risk grading assessment comprises the following categories:

Internal credit rating	Description	Financial assets at amortized cost
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Watch list	Debtor frequently repays after due dates but settles the amounts in full	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL - credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

	External			The Group
	credit	Internal	12-month ECL	As of December 31,
	rating	credit rating	or lifetime ECL	2025	2024
Financial assets
Deposits	N/A	Low risk	12-month ECL	$—	$14
Accounts receivable	N/A	Low risk	12-month ECL	2,305	—
Cash and cash equivalents	A3 to Aa2	N/A	12-month ECL	3,276	9,766
				$5,581	$9,780

Deposits

The Group assessed the ECL for its deposits individually based on internal credit rating which, in the opinion of the management of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observed default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort. No12-month ECL was made as of December 31, 2024 and 2025, as the counterparties involved are considered with low risk (based on the internal credit rating) and the ECL involved is not material.

Accounts receivable

Accounts receivable mainly represents upfront payments in connection with the Group’s licensing arrangements. The Group assessed the ECL for its accounts receivable individually based on internal credit rating which, in the opinion of management of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observable default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort.

No 12-month ECL has been made as of December 31, 2024 and 2025, respectively, as the counterparties are considered to be of low risk (based on the internal credit rating) and the ECL involved is not material.

As of December 31, 2025 and 2024, accounts receivable amounted to approximately $2.3 million and nil, respectively.

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

No 12-month ECL has been provided during the years ended December 31, 2023, 2024 and 2025. The management of the Company has assessed the impact and concluded the ECL involved is not material.

Liquidity risk

As at December 31, 2025, the Group recorded net liabilities of $(3.2) million. In the management of liquidity risk, the management of the Company have reviewed the Group’s cash flow projections to ensure the Group maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

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

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

		On
		demand
	Weighted	or less					Total
	average	than 1	1 to 3	3 Months	1 to 2	2 to 4	undiscounted	Carrying
	interest rate	Month	Months	to 1 Year	Years	Years	cash flows	amount
	%	$	$	$	$	$	$	$
December 31, 2024
Other payables	N/A	10,768	—	—	—	—	10,768	10,768
Total		10,768	—	—	—	—	10,768	10,768
Lease liabilities	4.85	19	39	175	484	249	1,024	966
December 31, 2025
Other payables		5,970					5,970	5,970
Legal liabilities		—	—	1,000	3,000		4,000	4,000
Total		5,970	—	1,000	3,000	—	9,970	9,970
Lease liabilities	6.63		52	157	186	248	686	643

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

						Relationship of
	Fair value as of				Significant	unobservable
	December 31,		Fair value	Valuation technique(s) and key	unobservable	inputs to fair
	2025	2024	hierarchy	inputs	inputs	value
Financial liabilities
Warrants	124	102	Level 1

Public warrants and private warrants are based on the valuation of the public price of APLMW which is directly observable market (level 1) while the penny warrants are based on the underlying share price of APLM, also a directly observable market (level 1)

					N/A	N/A

(ii)
Reconciliation of Level 3 fair value measurements

Details of reconciliation of Level 3 fair value measurement for the convertible Preferred Shares are set out in Note 24. All the unrealized fair value changes of $76.4 million, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively, relate to the convertible Preferred Shares were recognized in the profit or loss.

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

The total cost charged to profit or loss of $0.5 million, $0.3 million and $0.3 million, respectively, represents contributions paid or payable to the above schemes by the Group for the years ended December 31, 2023, 2024 and 2025.

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group’s contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

30.
RELATED PARTY DISCLOSURES
(i)
Compensation of key management personnel

The remuneration of directors of the Company and other key management were as follows:

	For the year ended December 31,
	2025	2024	2023
Short term benefits	$1,155	$4,645	$4,112
Retirement benefit scheme contributions	9	21	21
Share-based payment	(1,678)	10,294	9,419
	$(514)	$14,960	$13,552

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

	Convertible Preferred Shares	Lease liabilities	Total
As of January 1, 2023	511,861	991	512,852
Financing cash flows	—	(688)	(688)
Non-cash changes:
Fair value change	76,424	—	76,424
Preferred shares converted to common stock	(588,285)	—	(588,285)
Reversal on accrued share issue costs	—	—	—
Interest expense	—	122	122
As of December 31, 2023	—	425	425
Financing cash flows	—	(170)	(170)
Non-cash changes:
New leases entered	—	792	792
Interest expense	—	(81)	(81)
As of December 31, 2024	$—	$966	$966
Financing cash flows	—	(125)	(125)
Non-cash changes:
Lease Termination	—	(149)	(149)
Interest expense	—	(49)	(49)
As of December 31, 2025	$—	$643	$643

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of $, except for share and per share data)

32.
MAJOR NON-CASH TRANSACTIONS

During the years ended December 31, 2023, 2024 and 2025:

(i)
the Group entered into new lease agreements for the use of offices and, plant and equipment for 12 months to 60 months. On the lease commencement, the Group recognized nil , $0.9 million, and nil of right-of-use asset and lease liabilities, respectively;
(ii)
financial liabilities arising from unvested restricted shares and treasury shares of $68.0 thousand , nil, and nil, respectively, have been derecognized upon vesting of restricted shares.
33.
RESTRICTED NET ASSETS

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its subsidiaries. The Company’s PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with IFRSs differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2025, amounts restricted are the paid-in capital of the Company’s PRC subsidiaries, which amounted to $35,000.0 and $35,000.0, respectively.

33.
LITIGATION AND CONTINGENCIES

The Company is subject to legal proceedings arising in the ordinary course of business.

The Company is currently engaged in litigation with Medpace, Inc. (“Medpace”), a contract research organization previously retained for certain clinical trials. The dispute arises from disagreements regarding the performance of services and amounts owed under the applicable work orders. In May 2025, Medpace initiated legal proceedings against the Company alleging breach of contract. Medpace has asserted total claimed amounts of approximately $2.3 million related to unpaid service fees under multiple work orders. Medpace has applied certain pre-funded amounts held on behalf of the Company to partially offset its claim and is seeking a net payment of approximately $0.4 million, excluding interest and costs. The Company disputes Medpace’s claims in their entirety, including the appropriateness of the offsets applied.

The Company has denied Medpace’s allegations and filed an amended counterclaim asserting that Medpace materially breached the contract. The Company’s counterclaim seeks, among other relief, declaratory judgment and compensatory damages of approximately $3.3 million, including amounts related to pre-funded expenses, deposits, pass-through costs, and alleged overcharges associated with Medpace’s performance.

The matter is currently in the discovery phase. As of December 31, 2025, the parties are engaged in the exchange of documents and information, and no trial date has been set. The timing and ultimate resolution of the matter remain uncertain and may involve continued litigation, dispositive motions, or potential settlement discussions.

In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, a provision is only recognized when an outflow of economic resources is probable and can be reliably estimated. In assessing this matter, management has considered the disputed nature of the claims and counterclaims, the Company’s defenses, the status of the proceedings, and the inherent uncertainties associated with litigation, including the resolution of factual and legal issues and the appropriateness of amounts claimed and offsets asserted. Based on this assessment as of December 31, 2025, management has concluded that an outflow of resources is not considered probable. In addition, due to the significant uncertainties described above, the Company is unable to reliably estimate the potential loss or range of loss, if any. Accordingly, no provision has been recognized in the consolidated financial statements.

The Company has not recognized any asset in respect of its counterclaim, as any potential recovery is not considered virtually certain. An unfavorable outcome in this matter, including a requirement to pay amounts claimed by Medpace or an inability to recover amounts sought in the counterclaim, could adversely affect the Company’s financial condition and results of operations.

35.
SUBSEQUENT EVENTS

On March 30, 2026, the Company entered into a Convertible Promissory Note with Mr. Hung-Wen (Howard) Chen, the Company’s Chairman and Chief Executive Officer. Pursuant to the note, Mr. Chen provided an unsecured bridge loan to the Company in the principal amount of $2.0 million.

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

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statements of Financial Position

(All amounts in thousands of $)

	As of December 31,
	2025	2024
Non-current assets
Assets	$—	$1,737
Amount due from subsidiaries	51,315	4,716
Total non-current assets	51,315	6,453
Current assets
Deposits, prepayments and deferred expenses	163	159
Cash and cash equivalents	520	6,486
Total current assets	683	6,645
Total assets	51,998	13,098
Current liabilities
Other payables and accruals	1,366	—
Total current liabilities	1,366	—
Net current assets	(683)	6,645
Total assets less current liabilities	50,632	13,098
Non-current liabilities
Warrant liabilities	124	102
Other non-current liabilities	3,000	—
Deficit in subsidiaries	50,696	8,132
Total non-current liabilities	53,820	8,234
Net assets (liabilities)	$(3,188)	$4,864
Equity
Share capital	21	11
Share premium	670,384	666,528
Reserves	38,169	39,148
Accumulated deficits	(711,762)	(700,823)
	$(3,188)	$4,864

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statement of Loss and Other Comprehensive Loss

(All amounts in thousands of $)

	Years ended December 31,
	2025	2024	2023
Other income	$111	$1,343	$49
Fair value change of financial assets at FVTPL	—	198	821
Fair value change of financial liabilities at FVTPL	(22)	222	1,597
Fair value change of convertible preferred shares	—	—	(76,430)
Research and development expenses	(1,304)	(5,847)	(7,772)
Administrative expenses	(10,210)	(12,072)	(13,215)
Impairment of intangible assets	(1,717)	—	—
Finance costs	(17)	(36)	(28)
Other expense	(5)	(137)	(46,003)
Share of loss in subsidiaries	2,225	(37,270)	(31,610)
Loss before taxation	(10,939)	(53,599)	(172,591)
Income tax expense	—	(259)	(10)
Loss and total comprehensive loss for the year, attributable to owners of the Company	$(10,939)	$(53,858)	$(172,601)

Schedule I - Additional financial information of parent company

APOLLOMICS INC.

Condensed Statements of Cash Flows

(All amounts in thousands of $)

	Years ended December 31,
	2025	2024	2023
OPERATING ACTIVITIES
Loss before taxation	$(10,939)	$(53,599)	$(172,591)
Adjustments for:
Share of loss in subsidiaries	(2,225)	37,270	31,610
Interest income	(111)	(198)	(49)
Amortization of intangible assets	20	20	20
Impairment loss of an intangible asset	1,717	—	—
Fair value change of financial assets at FVTPL	—	(222)	(821)
Fair value change of financial liabilities at FVTPL	22	—	(1,597)
Fair value change of convertible preferred shares	—	—	76,430
IFRS 2 listing expense	—	—	45,524
Portion of PIPE issuance costs allocated to PIPE warrants	—	—	38
Unrealized foreign currency loss	(5)	—	—
Share-based payment expenses	(979)	10,926	12,685
Non-cash adjustments to other expenses	—	—	2,484
Operating cash flows before movements in working capital	(12,500)	(5,803)	(6,267)
(Increase)/decrease in deposits, prepayments and deferred expenses	(4)	316	(630)
Increase/(decrease) in other payables and accruals	4,837	666	(2,620)
NET CASH USED IN OPERATIONS	(7,667)	(4,821)	(9,517)
Taxation paid	—	—	(10)
NET CASH USED IN OPERATING ACTIVITIES	(7,667)	(4,821)	(9,527)
INVESTING ACTIVITIES
Interest received	111	198	49
Investment in subsidiaries	(3,800)	(19,454)	(8,042)
Advance to subsidiaries	(205)	(2,006)	—
Repayment from subsidiaries	1,729	19,429	457
Proceeds from disposal of financial asset at FVTPL	—	5,761	13,307
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(2,165)	3,928	5,771
FINANCING ACTIVITIES
Proceeds from PIPE Financing, net of transaction costs	3,859	5,049	—
Proceeds from issue of shares upon exercise of share options	7	—	85
NET CASH FROM (USED IN) FINANCING ACTIVITIES	3,866	5,049	85
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,966)	4,156	(3,671)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6,486	2,330	6,001
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$520	$6,486	$2,330

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

4. As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of Apollomics Inc.